

2025
Proxy
Statement



"Marvell is at the center of a once-in-a-generation opportunity as customers rearchitect their data centers to harness the power of Artificial Intelligence (AI)."

To our Stockholders

May 1, 2025

To our Stockholders:

Fiscal 2025 was a transformative year for Marvell. We delivered $5.77 billion in revenue, driven by 88% year-over-year growth in our data center business. With a record $1.68 billion in operating cash flow, we significantly increased capital returns to our stockholders through stock repurchases and dividends totaling $933 million in aggregate. We also continued to vigorously invest in R&D and other growth initiatives.

Marvell is at the center of a once-in-a-generation opportunity as customers rearchitect their data centers to harness the power of Artificial Intelligence (AI). Over the past two years, AI has become the top priority for our data center customers, reshaping their investment strategies and technology roadmaps. It is a change we anticipated and prepared for, building a leading portfolio of essential data center solutions.

As customers scale their infrastructure to support AI workloads, demand for these solutions — spanning custom compute, interconnects, and switching — has surged. By the fiscal fourth quarter, Marvell's data center revenue accounted for 75% of our total business, up from about 50% at the start of the year. This increase was primarily driven by AI-related revenue, which accounted for approximately 50% of our total data center revenue in Fiscal 2025, up from less than 10% in Fiscal 2023.

While data center remains our primary growth driver, we also saw a gradual recovery across our multi-market businesses, including carrier and enterprise networking, following a period of inventory correction. These businesses serve large and essential industries, and we expect their positive trajectory to provide additional momentum for Marvell moving forward.

Accelerated Infrastructure for the AI Era
In April 2024, we hosted Accelerated Infrastructure for the AI Era in New York City, bringing together approximately 200 analysts and investors to outline the enormous opportunities ahead of us. Our business leaders detailed how AI is fundamentally reshaping data center architectures, fueling demand for accelerated computing, and more specifically, accelerated infrastructure. Most importantly, we described how Marvell is uniquely positioned to deliver all the critical silicon building blocks for AI infrastructure — including custom compute, interconnect, switching, and emerging opportunities in Active Electrical Cables and PCIe.

While GPUs and other AI accelerators (XPUs) provide the computational power, scaling AI requires seamlessly interconnecting thousands – sometimes tens or even hundreds of thousands – of these processors, with future deployments potentially reaching a million or more. This is where Marvell plays a critical role. Our electro-optics portfolio, which includes our high-speed PAM4 DSPs, TIAs, laser drivers and datacenter interconnect modules lead the market and contribute substantially to Marvell's AI revenue. Alongside our data center switching, custom compute, and other offerings, we provide a compelling set of solutions for hyperscale cloud customers.

Hyperscale Customer Success
Hyperscalers seek semiconductor partners with the right IP portfolio and expertise to meet their evolving needs. Through organic development and strategic acquisitions, Marvell has, for many years, invested in and proven the success of its leading-edge process designs, critical IP, and packaging technologies. Today, these capabilities are enabling us to deliver custom compute platforms tailored for the world's most advanced AI-driven workloads.

As a testament to the strong progress we've made in the past year, we now have custom products in production for all four large U.S. hyperscalers. In December 2024, we expanded our strategic relationship with Amazon Web Services (AWS) with a five-year, multi-generational agreement that includes a broad range of Marvell's data center semiconductors, spanning custom AI accelerators, optical DSPs, data center interconnect (DCI) optical modules, Ethernet switching silicon, and more. As part of the agreement, Marvell extended its collaboration with AWS for electronic design automation (EDA) in the cloud, strengthening our long-term partnership.

Looking ahead, we see a significant opportunity. At our AI Day in April 2024, we projected Marvell's total addressable market for data center solutions to reach $75 billion in calendar 2028, growing at a 29% CAGR from calendar 2023, with $43 billion in custom compute. Marvell is uniquely positioned to capture a substantial share of this market by enabling the next generation of custom silicon while leveraging its strengths in interconnect, switching, and storage. Our goal is to double our market share of this data center TAM from 10% in CY23 to 20% in CY28.

Innovating for the Future

Throughout fiscal 2025, we continued to invest in all aspects of our technology platform, including advanced process nodes, electrical and optical SerDes, high-speed die-to-die interconnects, embedded memory, custom high-bandwidth memory (HBM), 2.5D packaging, and silicon photonics. These and other advancements reinforce Marvell's leadership in custom compute and high-speed interconnects, empowering hyperscalers to scale AI efficiently while addressing the performance and power challenges of next-generation AI workloads.

Marvell continues to advance its custom silicon vision with innovations that address the increasing demands of AI infrastructure. Our recently announced custom HBM architecture is designed to meet the extreme memory bandwidth requirements of AI workloads, enabling faster and more efficient data movement within custom accelerators. Meanwhile, our co-packaged optics technology represents a breakthrough in high-speed connectivity, reducing power consumption and latency by integrating optical interfaces directly into the silicon package.

As the foundation for co-packaged optics systems, we introduced the Marvell 3D Silicon Photonics Engine, which integrates hundreds of optical-communication components into a single device. It delivers twice the bandwidth while significantly reducing power consumption compared to similar devices. We also announced a co-packaged optics architecture designed for future AI accelerators.

Expanding our foundational IP portfolio, we demonstrated the industry's first two-nanometer silicon IP for next-generation AI and cloud infrastructure. Produced on TSMC's two-nanometer process, this working silicon is a critical part of the Marvell platform for developing custom XPUs, CPUs, switches, and other accelerated infrastructure devices.

Organized for Growth

To fully capitalize on the massive opportunity created by AI, we have realigned both our R&D investments and organizational structure. We are now allocating the majority of our R&D to the data center opportunity, with all products serving hyperscale customers unified under a single Cloud Datacenter group, while our other end markets have been consolidated into the Multimarket Business Group.

This optimized structure enables us to accelerate growth by strengthening our teams' ability to set priorities and operate in more holistic, customer-centric ways in a fast-changing market. With greater alignment, our teams can collaborate, innovate, and execute with increased speed, agility, and precision to meet and exceed customer needs.

A Great Place to Work

At Marvell, our people are at the heart of our success. They are the driving force behind a workplace and culture that we can all be proud of — one that continues to earn external recognition. This past year, we were honored to be certified as a Great Place to Work® in the U.S., India, and Vietnam — an achievement based entirely on employee feedback about their experience at Marvell.

To support the professional growth and development of our employees, we offer a range of learning opportunities, including technical, soft-skill, and leadership training for employees and managers at all levels. Over the past year, we hosted career events at multiple Marvell sites globally. These were designed to showcase various paths for career growth — whether in a technical domain or business leadership. Additionally, we launched the "Mentoring Marketplace" program, allowing any employee to connect with colleagues across the organization for technical or career guidance and development. We also continue to expand our global university recruiting efforts and internship programs to help develop the next generation of talent.

Respect and integrity are the foundation of how we operate, and fostering an inclusive culture remains a key priority. We are especially committed to supporting the growth and development of women — both at Marvell and across the semiconductor industry. Our two flagship mentoring programs for women, along with Women@Marvell — an active inclusion network open to all employees with over 20 chapters and 700 members worldwide — continue to make a meaningful impact.

At Marvell, integrity means being honest, honoring our commitments, and doing what's lawful and right. We promote transparency and openness through multiple employee feedback channels, including our unique Site Health program, which allows employees to provide anonymous feedback to management on workplace experiences and concerns. Our commitment to ethical business practices extends beyond Marvell, shaping the high standards we expect from our suppliers and business partners.

Sustainability in Action

At Marvell, we are committed to making a positive impact on our communities and the environment. In our efforts to address climate change, we are focused on meeting the growing demands of our customers for reducing the greenhouse gas emissions associated with our products. We are taking proactive steps to influence our suppliers to reduce their emissions and procure renewable energy in line with these customer expectations. To drive supplier progress, we have added climate-related metrics to our Quarterly Business Review scorecard and implemented a climate disclosure request for all direct suppliers.

Beyond our environmental efforts, we are dedicated to giving back to the communities where we operate and supporting causes that are important to our employees. As part of this effort, we offer employer-matching contributions and provide paid time off for employees who volunteer for causes they are passionate about.

An Exciting Future

Marvell is a technology leader in an industry at an inflection point that will be discussed for many years to come. As hyperscale customers continue to transform their data centers to meet the evolving demands of AI, we are delivering the accelerated infrastructure solutions they need to rapidly move, store, process, and secure massive amounts of data. We have been preparing for this opportunity for many years, and our team is truly firing on all cylinders.

While we're proud of our achievements so far, we are still in the early stages of the AI-driven transformation reshaping the global economy — one that we expect will unlock significant opportunities and growth for Marvell. In fact, we believe this is just the beginning of a multi-year generational opportunity for our company and the semiconductor industry as a whole.

AI has the potential to transform entire industries, from healthcare and education to transportation and energy. At Marvell, we are thrilled to be supporting and working closely with hyperscale customers who are truly at the center of it all, providing them with the accelerated infrastructure solutions they need to optimize their data centers.

In closing, I want to express my sincere gratitude to Mike Strachan and Robert Switz, who have decided not to stand for reelection to Marvell's Board of Directors. Both have served on the board since 2016 and have played pivotal roles in Marvell's multi-year transformation. I'm deeply appreciative of their service and lasting contributions to the company.

Finally, I want to thank our investors, partners, and employees for being part of this extraordinary journey. The future is here, and Marvell is ready.

Matt Murphy
Chairman and CEO

This letter contains forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties. Words such as "aim," "see," "look," "committed," "dedicated," "prospect," "expect," "intend," "plan," "project," "believe," "seek," "can," "may," "will," "target" and similar expressions identify such forward-looking statements. These statements are not guarantees of results and should not be considered as an indication of future activity or future performance. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual events or results may differ materially from those described in this letter due to a number of risks and uncertainties, including the risks and uncertainties that affect our business described in the "Risk Factors" section of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by us from time to time with the Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



1000 N. West Street
Suite 1200
Wilmington, DE 19801

To Be Held on June 13, 2025

The 2025 Annual Meeting of Stockholders (the "Annual Meeting") of Marvell Technology, Inc., a Delaware corporation, ("Marvell," the "Company," "we," "us" or "our") is scheduled to be held on Friday, June 13, 2025, at 12:00 p.m. Eastern Time. The Annual Meeting will take place solely by means of remote communication as discussed below. The Annual Meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/MRVL2025. You will be able to attend, vote your shares and submit questions online during the meeting by logging in to the website specified above using the 16-digit control number included on your proxy card or a "legal proxy," as described in further detail below.

The purposes of the Annual Meeting are:

1. To elect the eight (8) directors named in the accompanying proxy statement who will hold office until the earlier of the 2026 Annual Meeting or their resignation or removal;

2. To approve named executive officer compensation on an advisory (non-binding) basis;

3. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending January 31, 2026; and

4. To consider and act on one stockholder proposal, entitled "Independent Board Chairman," if properly presented at the Annual Meeting.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof. If any other matters properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the proxy card will vote in their discretion the shares represented by all properly executed proxies.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice of Annual Meeting. We have established the close of business, 6:00 p.m. Pacific Time, on April 17, 2025, as the record date for determining those stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. Only holders of shares of our common stock as of the record date are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. Execution of a proxy will not in any way affect your right to attend and vote at the Annual Meeting, and any person who executes a proxy will retain the right to revoke it at any time before it is exercised. Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

Your Board recommends that you vote: *FOR* the Board's nominees for directors; *FOR* the approval of our named executive officer compensation; *FOR* the ratification of the appointment of our independent registered public accounting firm; and *AGAINST* the stockholder proposal.

In the event of a technical malfunction or other situation that the meeting Chairman determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the Chairman or secretary of the Annual Meeting will convene the meeting at 2:00 p.m. Eastern Time on the date specified above and at Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054 solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting Chairman. Under either of the foregoing circumstances, we will post information regarding the announcement in the "Investor Relations" section of the Company's website at https://investor.marvell.com.

Your attention is directed to the accompanying proxy statement. Whether or not you plan to attend the Annual Meeting online, it is important that your shares be represented and voted at the Annual Meeting. For specific voting instructions, please refer to the information provided in the following proxy statement, together with your proxy card or the voting instructions you receive by mail, e-mail or that are provided via the Internet.

BY ORDER OF THE BOARD OF DIRECTORS

MATTHEW J. MURPHY
Chairman and CEO

May 1, 2025

Important notice regarding the availability of proxy materials for the Annual Meeting:
This Proxy Statement and the financial and other information contained in our Annual Report to Stockholders for the fiscal year ended February 1, 2025 are available at www.proxyvote.com, where you may also cast your vote.

TABLE OF CONTENTS

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

MARVELL TECHNOLOGY, INC.
1000 N. West Street
Suite 1200
Wilmington, DE 19801

JUNE 13, 2025

INTRODUCTION

This proxy statement and the accompanying proxy materials are being furnished in connection with the solicitation by the board of directors (the "Board") of Marvell Technology, Inc., a Delaware corporation, of proxies for use at our Annual Meeting of Stockholders (referred to herein as the "Annual Meeting" or the "meeting") scheduled to be held virtually at 12:00 p.m. Eastern Time, on Friday, June 13, 2025. This proxy statement and the accompanying proxy materials are first being made available to stockholders on or about May 1, 2025.

INFORMATION REGARDING THE ANNUAL MEETING

This proxy statement contains information about the meeting and was prepared by our management at the direction of our Board. Our Board supports each action for which your vote is solicited except for Proposal No. 4 (the stockholder proposal, entitled "Independent Board Chairman").

Our Board asks you to appoint Willem Meintjes, our Chief Financial Officer, and Mark Casper, our Chief Legal Officer and Secretary, as your proxy holders to vote your shares at the meeting. You may make this appointment by properly completing the proxy as described below. If appointed by you, your shares represented by a properly completed proxy received by us will be voted at the meeting in the manner specified therein or, if no instructions are marked on the proxy, your shares will be voted as described below. Although management does not know of any other matter to be acted upon at the meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the proxy card in the manner the proxy holders deem appropriate for any other matters that may properly come before the meeting.

We maintain our executive office in Delaware at 1000 N. West Street, Suite 1200, Wilmington, DE 19801. Our telephone number in Delaware is (441) 294-8096.

Record Date and Shares Outstanding

The record date for the Annual Meeting has been set as the close of business, 6:00 p.m. Pacific Time, on April 17, 2025 ("Record Date"). Only stockholders of record as of such date will be entitled to notice of and to vote at the meeting. On the Record Date, there were 863,830,607 issued shares of common stock, par value $0.002 per share ("shares of common stock" or "shares"). In accordance with our Bylaws, each issued share is entitled to one vote on each of the proposals to be voted on at the meeting. Shares held as of the Record Date include shares of common stock that are held directly in your name as the stockholder of record and those shares held for you as a beneficial owner through a broker, bank, or other nominee.

In this proxy statement, we refer to the fiscal year ended January 30, 2021 as fiscal 2021, the fiscal year ended January 29, 2022 as fiscal 2022, the fiscal year ended January 28, 2023 as fiscal 2023, the fiscal year ended February 3, 2024 as fiscal 2024, the fiscal year ended February 1, 2025 as fiscal 2025, and the fiscal year ended January 31, 2026 as fiscal 2026.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Nominees

In discussions with the N&G Committee two (2) of our directors, Mr. Strachan and Mr. Switz expressed a preference to retire from the Board. As a result of these discussions and their preference, they were not nominated as directors for fiscal 2026. We thank Mr. Strachan and Mr. Switz for their service on the Board.

Our Bylaws provide that our Board shall consist of not fewer than two (2) nor more than fifteen (15) directors. The exact number is currently set at ten (10) and there are currently ten (10) members serving on our Board. After discussing with each director their interest in continuing to serve as a director of the Company, the Nominating and Governance Committee of the Board (the "N&G Committee") has recommended, and our Board has nominated, eight (8) current members of our Board to stand for election at the Annual Meeting.

Our director nominees for the 2025 Annual Meeting are Sara Andrews, Tudor Brown, Brad Buss, Daniel Durn, Rebecca House, Marachel Knight, Matthew J. Murphy, and Richard Wallace. All of our director nominees are currently directors who were last elected by stockholders at the 2024 Annual Meeting.

If the current nominees are elected, we will have eight (8) members serving on our Board and the number of directors will be reduced to eight (8) effective as of the election of directors at the Annual Meeting.

All nominees elected as directors will serve until the 2026 Annual Meeting and until their successors have been duly elected and qualified or their earlier resignation or removal. In the event any new nominees are appointed as directors after this Annual Meeting, they will be required to stand for election at the next Annual Meeting and each Annual Meeting thereafter, if nominated to do so.

As part of our goal of building a diverse board, the N&G Committee actively seeks out highly qualified diverse candidates to add to the Board.

Biographical information for each of the nominees may be found immediately following this proposal. We have been advised that each of our nominees is willing to be named as such herein and each of the nominees is willing to serve as a director if elected. However, if one or more of the director nominees should be unable or, for good cause, unwilling to serve as a director, the proxy holders may vote for a substitute nominee recommended by the N&G Committee and approved by our Board, or the Board may reduce its size.

Board Recommendation and Required Vote

Our Board recommends that you vote **FOR** each director nominee identified above.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby **FOR** the election of each such nominee. Assuming the presence of a quorum, our Bylaws require that, in an uncontested election (such as the Annual Meeting), a director nominee will be elected only if he or she receives a majority of the votes cast with respect to his or her election (that is, the number of votes cast "for" that nominee exceeds the number of votes cast "against" that nominee) at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome.

DIRECTOR NOMINEES

Name	Age[1]	Position	Director Since	Gender[2]	Demographic Identity[2]
Matthew J. Murphy	52	Chairman, President & CEO	2016	M	W
Sara Andrews	61	Independent Director	2022	F	W
Tudor Brown	66	Independent Director	2016	M	W
Brad W. Buss	61	Independent Director	2018	M	W
Daniel Durn	58	Independent Director	2024	M	W
Rebecca House	52	Independent Director	2022	F	W
Marachel L. Knight	52	Independent Director	2020	F	B
Richard P. Wallace	65	Independent Director	2024	M	W

_____

[1] The age of each director is provided as of the Record Date.

[2] B-Black or African American. W-White. M-Male. F-Female.

Below each nominee's biography, we have included an assessment of the skills and experience of such nominee that led to the conclusion he or she should serve as a director at this time, in light of the Company's business and structure.



Matthew J. Murphy
Chairman, President & CEO

Age: 52
Director Since: 2016

Matthew J. Murphy is Marvell's President and Chief Executive Officer. He has led the Company since joining in July 2016 and has served as a member of the Board since 2016 and as Chairman of the Board since June 2023. In his role as President and Chief Executive Officer, Mr. Murphy is responsible for leading new technology development, directing ongoing operations and driving Marvell's growth strategy. Prior to joining Marvell, Mr. Murphy worked for Maxim Integrated Products, Inc. ("Maxim"), a designer, manufacturer, and seller of analog and mixed signal integrated circuits, for 22 years, where he advanced through a series of business leadership roles over two decades. Most recently, from 2015 to 2016 he was Executive Vice President, Business Units, Sales and Marketing. In this capacity he had company-wide profit and loss responsibility, leading all product development, sales and field applications, marketing, and central engineering. From 2011 to 2015, he was Senior Vice President of the Communications and Automotive Solutions Group, leading the team that developed differentiated solutions for those markets. From 2006 to 2011, he was Vice President, Worldwide Sales & Marketing during a time when Maxim's sales expanded significantly. Prior to 2006, he served in a variety of business unit management and customer operations roles. In prior roles, Mr. Murphy led Maxim's communications, data center, and automotive business groups, all of which experienced significant growth under his leadership. Mr. Murphy previously served on the board of directors of eBay Inc. Mr. Murphy earned a Bachelor of Arts from Franklin & Marshall College and is a graduate of the Stanford Executive Program.

Mr. Murphy brings to the Board both extensive industry knowledge and, as a result of his day-to-day involvement in the Company's business, insight and information related to the Company's strategy, sales, financial condition, operations, and competitive position.



Sara Andrews
Independent Director

Age: 61
Director Since: 2022

Sara Andrews has served as a member of the Board since April 2022. In April 2022, she joined Experian plc, a multi-national data analytics and consumer credit reporting company, as Chief Information Security Officer. She served as Senior Vice President and Chief Information Security Officer at PepsiCo, Inc., a multi-national food and beverage company, from July 2014 to April 2022, where she was responsible for safeguarding networks and data across all PepsiCo business units and brands globally. Prior to joining PepsiCo, Inc., she served as Chief Network Security Officer of Verizon Communications, Inc. from June 1997 to July 2014, during which time she led several organizations responsible for the security of all Verizon wireline networks serving Verizon's residential, small business and enterprise customers. Ms. Andrews previously served on the board of directors of LogMeIn, Inc., Mandiant, Inc. and the Collin County Children's Advocacy Center, a non-profit child advocacy center based in Plano, Texas. She is a member of the CISO (Chief Information Security Officer) Coalition National Leadership Board. Ms. Andrews holds a Bachelor of Industrial Engineering from Auburn University and a Master of Business Administration from Brenau University.

Ms. Andrews brings to the Board extensive expertise in cyber-security and information system technology. She also brings experience with the operation of large companies that are of a size and scale significantly greater than the Company.



W. Tudor Brown
Independent Director

Age: 66
Director Since: 2016

W. Tudor Brown has served as a director since December 2016. Mr. Brown has decades of leadership experience in the semiconductor industry. Mr. Brown was one of the founding members and, until his retirement in May 2012, President of ARM Holdings plc, a publicly-traded semiconductor IP and software design company. During his tenure, he served in a range of leadership roles, including Chief Technical Officer, Chief Operating Officer and President. He also served for more than a decade on the company's board of directors through his retirement in May 2012. Earlier in his career, Mr. Brown held leadership engineering roles at Acorn Computers and Sension, Inc. He currently serves on the board of a private company and the board of a company registered on the London Stock Exchange. Mr. Brown previously served on the board of directors of Lenovo Group Limited, Xperi (formerly Tessera Technologies) and Semiconductor Manufacturing International Corporation. Mr. Brown, who earned a Master of Arts in Electrical Sciences from Cambridge University, holds a patent in low-power logic, and has been honored both as a Fellow of the Institution of Engineering and Technology, and as a Fellow of the Royal Academy of Engineering.

Mr. Brown brings to the Board his experience as a founder and senior executive of one of the world's most successful semiconductor technology and licensing companies, along with his strong operational experience and deep industry knowledge in international markets.



Brad W. Buss
Independent Director

Age: 61
Director Since: 2018

Brad W. Buss has served as a director since July 2018. Mr. Buss was the Chief Financial Officer of SolarCity Corporation, a provider of solar energy services, from August 2014 until he retired in February 2016. Mr. Buss served as the Executive Vice President of Finance and Administration and Chief Financial Officer of Cypress Semiconductor Corporation from August 2005 to June 2014. Mr. Buss also held prior financial leadership roles with Altera Corporation, Cisco Systems, Inc., Veba Electronics LLC and Wyle Electronics, Inc. Mr. Buss currently serves on the boards of directors of AECOM and QuantumScape Corporation as well as private company boards. Mr. Buss previously served as a director of TuSimple Holdings Inc., Advance Auto Parts, Inc, Tesla Motors Inc., CaféPress, Inc. and Cavium, Inc. (which Marvell acquired in July 2018). Mr. Buss holds a Bachelor of Arts in economics from McMaster University and an Honors Business Administration degree, majoring in finance and accounting, from the University of Windsor.

Mr. Buss brings to the Board his executive experience and his financial and accounting expertise with both public and private companies in the semiconductor industry and other diverse industries as well as extensive business management, governance, and leadership experience.



Daniel Durn
Independent Director

Age: 58
Director Since: 2024

Daniel Durn has served as a director since April 2024. He is the Chief Financial Officer and Executive Vice President, Finance, Technology Services and Operations of Adobe Inc. Mr. Durn joined Adobe in October 2021 as Executive Vice President and Chief Financial Officer. Prior to that, Mr. Durn served as a Senior Vice President and Chief Financial Officer of Applied Materials, Inc., a semiconductor equipment company, from August 2017 to October 2021. Previously, he was Executive Vice President and Chief Financial Officer at NXP Semiconductors N.V. from December 2015 to August 2017 following its merger with Freescale Semiconductor Inc. ("Freescale"), where he was Senior Vice President and Chief Financial Officer prior to the merger. Before Freescale, he was Chief Financial Officer and Executive Vice President of Finance and Administration at GlobalFoundries Inc., a multinational semiconductor company, and he served as Managing Director and Head of Mergers and Acquisitions and Strategy at Mubadala Technology Fund, a private equity fund. Prior to that, Mr. Durn was a Vice President of Mergers and Acquisitions in the technology practice at Goldman Sachs & Company, a global investment banking firm. Mr. Durn received his Master of Business Administration in Finance from Columbia Business School and graduated from the U.S. Naval Academy with a Bachelor of Science in Control Systems Engineering. He served in the Navy for six years, reaching the rank of lieutenant.

Mr. Durn brings to the Board deep expertise relating to finance and accounting matters and extensive business management, governance, and leadership experience at other publicly traded technology and semiconductor companies.



Rebecca House
Independent Director

Age: 52
Director Since: 2022

Rebecca W. House has served as a director since August 2022. Ms. House has served as the Senior Vice President, Chief People (since July 2020) and Legal Officer and Secretary (since January 2017) of Rockwell Automation, Inc., a global leader in industrial automation and digital transformation. Prior to that she served as the Assistant General Counsel, Operations and Compliance, and Assistant Secretary, at Harley-Davidson, Inc., a motorcycle manufacturer. Ms. House serves on the board of directors for FMI Funds, Inc. and the Wisconsin Alumni Research Foundation (WARF). She is also a director and former Board President of Sojourner Family Peace Center, the largest provider of domestic violence prevention and intervention services in the state of Wisconsin. She graduated with a Bachelor of Arts degree from the University of Wisconsin — Madison. She earned her law degree, magna cum laude, from Harvard Law School in Cambridge, Massachusetts.

Ms. House brings to the Board her human resources, legal, risk oversight, sustainability, and general management experience and expertise, as well as corporate governance experience developed through leadership positions at public companies with global operations.



Marachel L. Knight
Independent Director

Age: 52
Director Since: 2020

Marachel L. Knight has served as a director since July 2020. In December 2022, Ms. Knight retired as Senior Vice President of Strategic Program Realization at AT&T, Inc., a leading provider of telecommunications, media, and technology services globally, where she was responsible for managing prioritization of a multi-billion-dollar capital portfolio and delivering strategic initiatives, products and services that spanned across the enterprise. Prior to holding that position, she served as the Senior Vice President of Technology Planning and Operations at AT&T, Inc., from April 2021 to April 2022. Prior to holding that position, she held various leadership positions at AT&T, Inc. over her more than 25 year tenure, including Senior Vice President of Engineering and Operations from 2020 to 2021; Senior Vice President of Technology Services and Operations from 2019 to 2020; Senior Vice President of Wireless and Access Engineering, Construction and Operations from 2018 to 2019; Senior Vice President of Technology Planning and Engineering from 2017 to 2018; Senior Vice President — Wireless Network Architecture and Design during 2017; Vice President — Advanced Technology Planning and Realization from 2016 to 2017; and Vice President — Construction and Engineering (Midwest Region) from 2015 to 2016. Prior to holding these positions, she held other leadership roles at AT&T, Inc. of increasing responsibility. Ms. Knight serves on the board of directors of LM Ericsson Telephone Company. She holds a Master of Science, Information Networking from Carnegie Mellon University and a Bachelor of Science, Electrical Engineering from Florida State University.

Ms. Knight brings to the Board her technical and operational leadership gained over her 27 years of experience at AT&T, including her experience managing technology operations at scale as well as experience in 5G planning and rollouts that provides us with insights related to our technology and strategic business priorities in our carrier infrastructure end market.



Richard P. Wallace
Independent Director

Age: 65
Director Since: 2024

Richard P. Wallace has served as a director since April 2024. Mr. Wallace is a director and the President and Chief Executive Officer of KLA Corporation, where he has served as the Chief Executive Officer since January 2006, the President since November 2008 and as a member of the board of directors since 2006. He began at KLA Instruments in 1988 as an applications engineer and has held various general management positions throughout his 37 years with KLA Corporation, including positions as President and Chief Operating Officer from July 2005 to December 2005, Executive Vice President of the Customer Group from May 2004 to July 2005, and Executive Vice President of the Wafer Inspection Group from July 2000 to May 2004. Earlier in his career, he held positions with Ultratech Stepper, Cypress Semiconductor Corporation and the Procter & Gamble Company. Mr. Wallace previously served as a member of the board of directors of SEMI (Semiconductor Equipment and Materials International), a prominent industry association, including as SEMI's Chairman of the Board. In addition, he previously served as a director of Splunk, Inc., NetApp, Inc., Proofpoint, Inc and Beckman Coulter Inc. He earned his bachelor's degree in electrical engineering from the University of Michigan and his master's degree in engineering management from Santa Clara University, where he also taught strategic marketing and global competitiveness courses after his graduation.

Mr. Wallace brings to the Board extensive leadership and semiconductor industry experience. In addition, Mr. Wallace's current service as a member of the board of directors of KLA Corporation and his prior service as a member of the boards of directors of Splunk, Inc., NetApp Inc. and Proofpoint give him a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters.

There are no family relationships among any of our director nominees and executive officers.

Non-Employee Director Nominee Skills Matrix

Name	C-Level Experience	Operations	Governance, Legal	Auditing or Accounting	Technology, Risk Management, Cybersecurity	Public Company Board	Global Expertise	Industry knowledge
Sara Andrews	x				x	x	x	
Tudor Brown	x	x			x	x	x	x
Brad Buss	x		x	x	x	x	x	x
Daniel Durn	x	x	x	x	x		x	x
Rebecca House	x		x		x		x	
Marachel Knight		x			x	x	x	x
Richard Wallace	x	x	x		x	x	x	x

CORPORATE GOVERNANCE AND MATTERS RELATED TO OUR BOARD OF DIRECTORS

Corporate Governance

We believe that good corporate governance is important to our ability to manage the Company for the long-term benefit of our stockholders. We periodically review our corporate governance policies and practices (the "Corporate Governance Guidelines") and benchmark them to those suggested by various corporate governance authorities and the practices of other public companies.

Corporate Governance Guidelines

Our Board has adopted a set of Corporate Governance Guidelines to establish a framework within which it is able to conduct its business. The Corporate Governance Guidelines provide, among other things, that:

- A majority of the directors must be independent;
- Our Board shall appoint all members of, and the Chair of, each Board committee based on the recommendations of the N&G Committee;
- The N&G Committee screens and recommends Board candidates to our Board;
- The Audit Committee of the Board (the "Audit Committee"), Executive Compensation Committee of the Board (the "ECC") and N&G Committee must consist solely of independent directors; and
- The independent directors shall meet regularly in executive session without the presence of the non-independent directors or members of our management.

If the Company has a member of management (or otherwise non-independent Board member) serving as Chairman of the Board, our Board will appoint a lead independent director. The lead independent director will be selected by the majority vote of the independent directors of the Board. The lead independent director's duties include the following:

- develop the agenda for meetings, as needed, and moderate executive sessions of the Board's independent directors;
- help promote good communication between the independent directors and the Chairman of the Board and/or the CEO;
- chair the meetings of the Board in the absence of the Chairman of the Board;
- make recommendations to the Chairman of the Board regarding the appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with the flow of the Company's operations;
- jointly with the Chairman of the Board set agendas for Board meetings and make recommendations to the Chairman of the Board regarding the structure of Board meetings;
- make recommendations to the Chairman of the Board in assessing the quality, quantity and timeliness of the flow of information from the Company's management that is necessary for the independent directors to effectively and responsibly perform their duties;
- coordinate with the N&G Committee and the Chief Legal Officer (or his or her designee) to promote a thorough annual self-assessment by the Board and its committees; and
- meet with major investors upon request.

In performing the duties described above, the lead independent director consults with the Chairs of the appropriate Board committees and solicits their participation.

We also provide our directors training on issues facing us and on subjects that would assist the directors in discharging their duties. Our Board may modify the Corporate Governance Guidelines from time to time, as appropriate. The Corporate Governance Guidelines can be found on our website (www.marvell.com) in the investor relations section. None of the material on our website is part of this proxy statement or is incorporated by reference herein.

Sustainability and Compliance

Our sustainability strategy revolves around three pillars — Thriving Organization, Sustainable Products and a Responsible Supply Chain. Our strong governance model provides oversight, accountability and risk management for our sustainability priorities.

The Board's N&G Committee has oversight of sustainability matters and receives quarterly updates on our progress and performance. Our Chief Legal Officer acts as an executive sponsor of the sustainability program and provides quarterly updates to the N&G Committee and additional updates to the Chair of the N&G Committee on an as-needed basis. The Audit Committee receives quarterly updates from the Chief Compliance Officer on our ethics and compliance programs, including anticorruption measures, ethics training, supply chain risk management and adherence to export restrictions. The Chair of the Audit Committee also receives more frequent updates from our Chief Legal Officer. The ECC also has oversight of several aspects related to human capital.

We are committed to being transparent on the progress on our sustainability program. For more information on our sustainability strategy, governance and performance, please see our Sustainability Report on our website. See our Annual Report on Form 10-K filed March 12, 2025 for more information on our human capital management and governance.

Political Contributions

We engage with government representatives to provide information and education on issues that affect our industry. While we provide insight about the semiconductor industry, we do not: make contributions to political campaigns through money, time or in-kind contributions; have a political action committee; or make contributions to third-party committees, organizations or special funds. You can find our Policy on Political Activities on the investor relations portion of our website.

Website references and hyperlinks throughout this document are provided for convenience only. The content on the referenced websites is not incorporated into, and does not form a part of, this proxy statement.

Compensation Committee Interlocks and Insider Participation

During fiscal 2025, the ECC consisted of the following persons: Tudor Brown, Robert Switz, and Richard Wallace. None of the members of the ECC who served during fiscal 2025 is a current or former officer or employee of Marvell or our subsidiaries or had any relationship with us not otherwise disclosed herein under applicable SEC rules. In addition, to our knowledge, there are no compensation committee interlocks between us and other entities involving our executive officers or directors who serve as executive officers or directors of such other entities.

Director Qualifications

We are required to have a majority of independent directors who meet the definition of "independent director" under applicable Nasdaq and SEC rules. We are also required to have at least one member of our Audit Committee who meets the criteria for an "audit committee financial expert" as defined by SEC rules. We also believe it is appropriate for our Chief Executive Officer to serve on our Board.

The N&G Committee believes that the following specific, minimum qualifications must be met by a nominee for the position of director:

- The highest personal and professional ethics and integrity;
- The ability to work together with other directors, with full and open discussion and debate as an effective, collegial group;
- Current knowledge and experience in our business or operations, or contacts in the community in which we do business and, in the industries, relevant to our business, or substantial business, financial or industry-related experience; and
- The willingness and ability to devote adequate time and attention to our business.

When making its determination whether a nominee is qualified for the position of director, the N&G Committee may also consider such other factors as it may deem in the best interests of the Company and its stockholders, such as the following:

- Relationships that may affect the independence of the director or conflicts of interest that may affect the director's ability to discharge his or her duties;
- Diversity of perspective, opinion, experience, and background of the proposed director, including the need for financial, business, academic, public sector or other expertise on our Board or its committees, as well as gender and ethnic diversity; and
- An individual's skillset and experience together with those of other directors and potential directors compared to the Company's needs.

When evaluating a candidate for nomination, the N&G Committee does not assign specific weight to any of these factors or believe that all of the criteria should necessarily apply to every candidate. In addition, as part of the N&G Committee's objective of building a diverse board, the N&G Committee seeks out highly qualified diverse candidates to add to the Board. The N&G Committee assesses its effectiveness in this regard in connection with its annual director evaluation process.

Identifying and Evaluating Nominees for Director

The N&G Committee identifies, recruits, and recommends to our Board, and our Board approves, director nominees for election at each Annual Meeting and new directors for election by our Board to fill vacancies that may arise. Under our Bylaws, any director appointed by our Board is required to be voted upon by stockholders at our next Annual Meeting. The nominees for election at this Annual Meeting were recommended and approved by the N&G Committee and our Board, respectively.

The N&G Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of our Board. Candidates considered for nomination to our Board may come from several sources, including current and former directors, professional search firms and stockholder nominations. The N&G Committee considers all persons recommended in the same manner, regardless of the source of nomination.

The N&G Committee considers proposals for nomination from stockholders that are timely and that contain sufficient background information concerning the nominee to enable proper judgment to be made as to his or her qualifications. A stockholder seeking to recommend a prospective nominee for the N&G Committee's consideration should submit the candidate's name and qualifications to our Chief Legal Officer and Secretary, Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054. Nominees for director are evaluated by the N&G Committee, which may retain the services of a professional search firm to assist it in evaluating potential nominees. For general information regarding stockholder proposals and nominations, see "Future Stockholder Proposals and Nominations for the 2026 Annual Meeting" included in this proxy statement.

Our Bylaws permit proxy access for stockholders. Stockholders who wish to nominate directors for inclusion in our proxy statement, or directly at an Annual Meeting in accordance with the procedures in our Bylaws, should see "Future Stockholder Proposals and Nominations for the 2026 Annual Meeting" in this proxy statement for further information.

Board Leadership Structure

As part of our annual governance review in March 2023, after considering the benefits and risks of a combined Chairman/CEO leadership structure, market practices, and the Company's practices for ensuring independent Board oversight of management, our Board determined that combining the roles of Chairman and Chief Executive Officer (in combination with a lead independent director) is the most effective leadership structure for the Company at this time. In addition, our Corporate Governance Guidelines provide that when the role of the Chairman is combined with that of the Chief Executive Officer, the independent directors are required to appoint a lead independent director. The Board believes the current structure will provide the Company and the Board with strong leadership, appropriate independent oversight of management, and the ability to communicate the Company's business and strategy to stockholders, customers, employees, and the public in a single voice. We believe having a lead independent director provides a strong counterbalance to the Chairman by, for example, facilitating independent oversight of management, promoting open dialogue among the independent directors during and in-between Board meetings, leading executive sessions at each quarterly Board meeting without the presence of the Chief Executive Officer, and focusing on the Board's priorities and processes.

FY25 Chairman and Lead Independent Director

For fiscal 2025, the independent Board members designated Mr. Murphy as Chairman and Mr. Strachan as the lead independent director with the duties set forth in more detail in our Corporate Governance Guidelines described above.

Chairman and New Lead Independent Director on Annual Meeting Date

As a result of Mr. Strachan's retirement from the Board, the independent Board members designated Mr. Buss as the lead independent director effective as of the date of the Annual Meeting. This transition reflects our commitment to proactive and strategic succession planning, ensuring continuity and effective leadership within the Board. Our approach to succession planning emphasizes thoughtful preparation and a seamless transition process and is designed to maintain strong governance and oversight.

Succession Planning

Pursuant to the N&G Committee Charter, our N&G Committee, in collaboration with our lead independent director and our Chief Executive Officer, reviews our leadership roles, leadership development programs, and succession plans relating to directors, committee chairs and members as well as positions held by executive officers annually. The N&G Committee also oversees recruiting strategies for potential new directors as well as executive officers.

As part of its succession planning, the N&G Committee considers the results of our Board's annual self-evaluation, as well as other appropriate information, including the types of skills and experience desirable for future Board members and the needs of our Board and its committees and our business strategy. The N&G Committee may also consider information received in connection with our engagement with stockholders.

An important responsibility of our Board is identifying and developing our executive talent, especially our Chief Executive Officer and our other senior leaders. Continuity of executive leadership is the primary goal with respect to the succession process. As part of its oversight of development of executive talent, the N&G Committee works with our Chief Human Resources Officer to identify candidates to potentially succeed current executives. The Board and the N&G Committee consider a variety of factors when evaluating candidates including, not limited to: potential internal and external candidates, the skill sets needed for executives based on our current and future business strategy, leadership development programs available to internal candidates, and feedback from the Chief Executive Officer.

Board Meeting Attendance

There were six meetings of our Board in fiscal 2025, as well as numerous committee meetings. The number of meetings of each committee is set forth below in "Committees of our Board." Each of our current directors attended at least 75% of the total number of meetings of our Board and committees on which such director served during fiscal 2025. In addition, on average, our current directors had an attendance rate in fiscal 2025 of approximately 98%. The independent directors met regularly in executive session in fiscal 2025 without the presence of the non-independent directors or members of our management.

Committees of Our Board

Our Board has three standing committees: the Audit Committee, the ECC and the N&G Committee. Committee membership as of the last day of fiscal 2025 was as follows:

NAME	AUDIT	ECC	N&G
Sara Andrews	Member	—	—
Tudor Brown	—	Member	—
Brad Buss	Member	—	Chairman
Daniel Durn	Member	—	—
Rebecca House	—	—	Member
Marachel Knight	—	—	Member
Michael Strachan	Chairman	—	—
Robert E. Switz	—	Chairman	Member
Richard Wallace	—	Member	—
Fiscal 2025 Number of Meetings	**9**	**6**	**5**

Our Board has adopted written charters for each of these committees, and copies of the charters are available on our website in the corporate governance section of our investor relations webpage at investor.marvell.com/highlights. Each of the committee charters is reviewed annually by the respective committee, which may recommend appropriate changes for approval by our Board. None of the material on our website is part of this proxy statement or is incorporated by reference herein.

Audit Committee

The Audit Committee's responsibilities are generally to assist our Board in fulfilling its responsibility to oversee the quality and integrity of the accounting, auditing, and reporting practices of the Company. The Audit Committee's purpose is to oversee management's conduct of our accounting and financial reporting process. The Audit Committee also, among other things, reviews financial reporting filings with the SEC prior to issuance, appoints our independent registered public accounting firm, oversees our internal audit function and the independent registered public accounting firm, reviews and discusses with management our risk management process and outcomes, including cyber-security matters, and reviews and discusses with management and our independent registered public accounting firm the adequacy and effectiveness of our internal control over financial reporting as reported by management. The Audit Committee also reviews, ratifies and/or approves related party transactions.

Our Board has determined that each current member of the Audit Committee meets the applicable independence, experience and other requirements of Nasdaq and the SEC. Our Board has determined that Messrs. Buss, Durn and Strachan (who is not standing for re-election) are "Audit Committee financial experts" as defined by applicable Nasdaq and SEC rules.

Executive Compensation Committee

The ECC has the authority to determine the compensation for our Chief Executive Officer and all other executive officers. In addition, the ECC is responsible for administering incentive compensation and equity-based award programs for non-executive employees and reviewing and recommending changes to such plans.

The ECC may designate one or more subcommittees, consisting of one or more members of the ECC, that may exercise all the powers and authority of the ECC. During fiscal 2025, a subcommittee of the ECC comprised of Mr. Switz (who is not standing for re-election) met monthly to approve new hire and follow-on equity grants for non-executive officers and employees. The subcommittee met twelve times in fiscal 2025. For more detail with respect to our equity grant practices, please see "Executive Compensation — Other Factors Considered in Determining Executive Compensation — Equity Grant Practices" below.

Our Board has determined that each current member of the ECC meets the applicable independence requirements of Nasdaq and the SEC. In addition, each current member of the ECC is a "non-employee director" under Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act").

Nominating and Governance Committee

The N&G Committee is responsible for developing and implementing policies and practices relating to corporate governance, including evaluating and monitoring implementation of our Corporate Governance Guidelines. The N&G Committee also reviews director compensation and recommends any changes to the Board, studies, and reviews with the Board the size and composition of our Board and its committees and screens and recommends candidates for election to our Board. The N&G Committee also oversees the Board's and each Committee's annual self-evaluation process. In addition, the N&G Committee oversees and assists the Board with officer and director succession planning. Our Board has determined that each member of the N&G Committee meets the general independence requirements of Nasdaq and the SEC.

Role of Compensation Consultants and Absence of Conflict of Interest with Respect Thereto

The ECC engages executive compensation consulting firms to provide advice and market data relating to executive compensation. Such compensation consulting firms serve at the discretion of the ECC. Compensia Inc. ("Compensia") was engaged to provide advice and market data in fiscal 2025. The compensation consultant serves at the discretion of the ECC and provides analysis, advice, and guidance with respect to executive compensation.

The ECC charter provides that the ECC shall be directly responsible for the appointment, compensation and oversight of the work of any committee adviser retained by it, and the Company shall provide for appropriate funding, as determined by the ECC, for payment of reasonable compensation to any committee adviser, and ordinary administrative expenses of the ECC that are necessary or appropriate in carrying out its duties. The ECC may select a committee adviser, and receive advice from a committee adviser, only after taking into consideration all factors relevant to that person's independence from the Company's management, specifically including the following:

- The provision of other services to the Company by the committee adviser;
- The amount of fees received from the Company by the committee adviser, as a percentage of the total revenue of the committee adviser;
- The policies and procedures of the committee adviser that are designed to prevent conflicts of interest;
- Any business or personal relationship of the committee adviser with a member of the ECC;
- Any stock of the Company owned by the committee adviser; and
- Any business or personal relationship of the committee adviser with an executive officer of the Company.

Under SEC rules, the ECC must determine whether any work completed by a compensation advisor raised any conflict of interest, after considering the six independence-related factors listed above. For fiscal 2025, the ECC reviewed these six factors as they apply to Compensia and identified no conflicts of interest.

Additional information concerning the compensation policies and objectives established by the ECC and the respective roles of our Chief Executive Officer and the compensation consultants in assisting with the determination of compensation for each of the executive officers named in the Summary Compensation Table, referred to in this proxy statement as our "named executive officers," is included under the heading "Executive Compensation."

Stockholder Communications with Our Board

Our Board has established a process for stockholders to send communications to our directors. If you wish to communicate with our Board or individual directors, you may send your communication in writing to: Chief Legal Officer and Secretary, Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054. You must include your name and address in the written communication and state whether you are a stockholder. The Chief Legal Officer and Secretary (or other officer acting in such capacity) will compile all such communications and forward appropriate communications to the relevant director or directors or committee of our Board based on the subject matter, or to the director or directors to whom such communication is addressed. We do not forward solicitations, junk mail or frivolous or inappropriate communications.

Director Independence

Our current Board consists of ten directors, one of whom is currently employed by the Company (Mr. Murphy). The Board has determined that all the current non-employee directors including the nonemployee nominees for director at this Annual Meeting are "independent" as such term is defined by the rules and regulations of Nasdaq and the SEC. Our Board has also determined that Mr. Tamer, who resigned from the Board in September 2024, was independent during the time he was on the Board during fiscal 2025. For a director to be considered independent, our Board must affirmatively determine that neither the director nor any member of his or her immediate family has had any direct or indirect material relationship with us within the previous three years.

In evaluating the independence of our non-employee directors, the Board considered certain transactions, relationships and arrangements between us and various third parties with which certain of our independent directors are affiliated including those that are disclosed directly below and those described under "Certain Relationships and Related Party Transactions", and determined that such transactions, relationships and arrangements were not material and did not interfere with such directors' exercise of independent judgment in carrying out their responsibilities as directors.

Mr. Durn, a member of our Board, is the Chief Financial Officer and Executive Vice President, Finance, Technology Services and Operations of Adobe Inc. who provides services to the Company. Purchases from Adobe Inc. were made in the ordinary course of business, on commercially reasonable terms and represented less than 1% of the revenue of the Company and less than 1% of the revenue of Adobe Inc. The Board determined that Mr. Durn's relationship with Adobe Inc. and the transactions between the Company and Adobe Inc. do not conflict with the elements of independence set forth in the Nasdaq listing standards. Therefore, the Board affirmatively determined that Mr. Durn is independent.

Mr. Wallace, a member of our Board, is the Chief Executive Officer and President of KLA Corporation ("KLA") who provides certain equipment and services to the Company. Purchases from KLA were made in the ordinary course of business, on commercially reasonable terms and represented less than 1% of the revenue of the Company and less than 1% of the revenue of KLA. The Board determined that Mr. Wallace's relationship with KLA and the transactions between the Company and KLA do not conflict with the elements of independence set forth in the Nasdaq listing standards. Therefore, the Board affirmatively determined that Mr. Wallace is independent.

Board's Role in Risk Oversight

Our Board has an active role, as a whole and also at the committee level, in overseeing management of our risks. Our Board reviews on a quarterly (or more frequent basis) information regarding our liquidity, intellectual property, significant litigation matters and operations, as well as the risks associated with each of such items. Our ECC is responsible for regularly reviewing with management the Company's major compensation-related risk exposures. The Audit Committee reviews and discusses with management its program to identify, assess, manage, and monitor significant business risks of the Company, including financial, operational, privacy, cyber-security, business continuity, legal and regulatory, compliance and reputational risks. The N&G Committee manages risks associated with the independence of our Board, potential conflicts of interest and sustainability. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed either directly or through committee reports about such risks.

During fiscal 2025, our Board received reports on the most important strategic issues and risks facing the Company. In addition, our Board and its committees received quarterly reports from our head of internal audit, our Chief Accounting Officer, our Chief Legal Officer, our Chief Compliance Officer, our Chief Information Officer, our Chief Security Officer and other senior management regarding enterprise risk management, litigation and legal matters, compliance programs and risks, cyber-security risks and other applicable risk-related policies, procedures and limits. We believe that our leadership structure supports our risk oversight function. As indicated above, certain important categories of risk are assigned to committees that review, evaluate, and receive management reports on risk.

Risks Related to Our Compensation Policies and Practices

As noted above, our ECC is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, as well as our compensation plans that generally apply to all employees. In connection with such oversight, the ECC worked with Compensia, the ECC's compensation consultant, to perform a risk assessment of our executive and equity compensation programs and governance practices. The purpose of this review was to determine whether such programs might encourage excessive or inappropriate risk taking that could result in a material adverse effect on the Company. During fiscal 2025, Compensia, with the assistance of our management, reviewed these programs, taking into consideration many factors, including but not limited to:

- Compensation philosophy;
- Pay mix;

- Performance measures;
- Goal setting and funding mechanisms;
- Payment and timing;
- Incentives structure and policies;
- Ownership and trading guidelines;
- Leadership and succession; and
- Program governance.

The annual risk assessment concluded that the Company's compensation programs do not provide incentives to take risks that could have a material adverse effect on the Company.

Director Stock Ownership Guidelines

Each director is expected to hold shares of common stock with a value equal to five times his or her basic annual cash retainer. Directors have five years to satisfy the guidelines from June 24, 2020, or the date such person is designated as being subject to the guidelines, whichever is later. While below the guideline there is a minimum holding expectation for 50% of net after tax shares following vesting of restricted stock units until the guideline is met. All of the directors met the ownership guidelines as of our fiscal 2025 year-end either because they have attained the targeted ownership level or are still within their compliance period.

Annual Meeting Attendance

Although directors are encouraged to attend our Annual Meetings, we do not have a formal policy requiring such attendance. All of the director nominees for last year's Annual Meeting attended the meeting virtually or by telephone.

Compensation of Directors

Nonemployee directors receive both cash and equity compensation for their service as directors. Directors who are also employees of the Company, including Mr. Murphy, do not receive any additional compensation for their service as directors.

The Board, upon the recommendation of the N&G Committee, is responsible for reviewing the director compensation program and approving any changes. In September 2024, the N&G Committee reviewed our directors' compensation relative to the compensation peer group approved by the ECC. The N&G Committee, after consultation with Compensia, increased certain elements of director compensation as shown in the table below.

Cash Compensation

The annual fees for our nonemployee directors as of the end of fiscal 2025 are set forth below:

Cash Compensation Element	Cash Compensation Program for Fiscal 2025($)
Annual Retainer	100,000
Lead Independent Director Fee	50,000
Audit Committee Chair	35,000*
Audit Committee Member	15,000
Executive Compensation Committee Chair	27,500*
Executive Compensation Committee Member	10,000
Nominating and Governance Committee Chair	20,000*
Nominating and Governance Committee Member	9,000*

*Fees increased effective in the fourth quarter of fiscal 2025. Prior fees were as follows: Audit Chair: $30,000, ECC Chair: $20,000, N&G Chair: $15,000, and N&G member: $7,500.

The retainer fees are paid in quarterly installments in arrears and are prorated for length of service as appropriate. Nonemployee directors serving on a committee receive either the applicable chairmanship fee or the membership fee, but not both. Nonemployee directors are reimbursed for travel and other reasonable out-of-pocket expenses related to attendance at Board and committee meetings. For a summary of the fiscal 2025 cash compensation paid to our nonemployee directors, please see the Director Compensation Table below.

Equity Compensation

Our nonemployee directors are eligible to receive equity awards under the Amended and Restated 1995 Stock Option Plan (the "1995 Stock Option Plan"), which provides for the grant of various types of equity awards including restricted stock units ("RSUs"). Currently, each nonemployee director who is elected or appointed at the Annual Meeting is automatically granted, immediately following the Annual Meeting, an RSU award (the "Annual RSU Award") for a number of shares with an aggregate fair market value equal to $235,000 (to be increased to

$250,000 in June 2025) based on the average closing market price of our stock over the prior 30 trading days. The Annual RSU Award vests as to 100% of the shares on the earlier of the one-year anniversary of the date of grant or the next Annual Meeting. If a Board member joins the Board on a date after the Annual Meeting, the Annual RSU Award is pro-rated based on the Board member's length of service from joining the Board until the date of the next Annual Meeting.

Director Compensation Table — Fiscal 2025

The following table sets forth the total compensation paid to each of our nonemployee directors serving in such capacity during any portion of fiscal 2025. The amount listed for the value of the stock awards below is based on the average closing market price of our stock over the prior 30 trading days before the grant date, which is why it differs from the value above of $235,000.

Board Members	Fees Paid[1]	Stock Awards ($)[2]	Total
Sara Andrews	115,000	240,120	355,120
Tudor Brown	110,000	240,120	350,120
Brad Buss	131,250	240,120	371,370
Daniel Durn[3]	87,048	273,725	360,773
Rebecca House	107,875	240,120	347,995
Marachel Knight	110,710	240,120	350,830
Michael Strachan	181,250	240,120	421,370
Robert E. Switz	129,750	240,120	369,870
Ford Tamer[4]	61,781	240,120	301,901
Richard Wallace[3]	83,945	273,725	357,670

[1] The amounts in this column reflect the fee increases that became effective in the fourth quarter of fiscal 2025.

[2] The dollar value of RSU awards shown represents the grant date fair value calculated on the basis of the fair market value of the underlying shares of common stock on the grant date in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). The actual value that a director will realize on each RSU award will depend on the price per share of our shares of common stock at the time the shares underlying the RSUs settle and are subsequently sold. There can be no assurance that the actual value realized by a director will be at or near the grant date fair value of the RSUs awarded.

[3] Messrs. Durn and Wallace joined the Board mid-year and received a prorated grant covering the time period from April 2024 to the date of the 2024 Annual Meeting in addition to the annual grant which was granted at the time of the 2024 Annual Meeting.

[4] While Mr. Tamer was granted equity at the 2024 Annual Meeting, he resigned from the Board in September 2024 and this grant was forfeited.

The following table provides the number of shares subject to outstanding RSUs held as of February 1, 2025 by each nonemployee director serving in that capacity during any portion of fiscal 2025, as applicable. Vesting of the nonemployee director RSUs is subject to the individual Board member's continued service through the vesting date.

Board Members	Total RSU Awards Outstanding (#)	RSU Vesting Date
Sara Andrews*	3,289	June 13, 2025
Tudor Brown	3,289	June 13, 2025
Brad Buss	3,289	June 13, 2025
Daniel Durn	3,289	June 13, 2025
Rebecca House*	3,289	June 13, 2025
Marachel Knight	3,289	June 13, 2025
Michael Strachan	3,289	June 13, 2025
Robert E. Switz	3,289	June 13, 2025
Ford Tamer	—	[1]
Richard Wallace	3,289	June 13, 2025

* Settlement of the grant made in June 2024 has been deferred by the director and will not happen on June 13, 2025.

[1] While Mr. Tamer was granted equity at the 2024 Annual Meeting, he resigned from the Board in September 2024 and this grant was forfeited.

PROPOSAL NO. 2
ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Under Section 14A of the Exchange Act, our stockholders are entitled to vote to approve, on an advisory and non-binding basis, the compensation of our named executive officers as disclosed in accordance with the SEC's rules in the "Executive Compensation — Compensation Discussion and Analysis" section of this proxy statement, together with the compensation tables and the narrative disclosure related thereto. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. The say-on-pay vote is currently held on an annual basis. The next advisory vote to approve named executive officer compensation will be conducted at our 2026 Annual Meeting.

The ECC oversees the development and administration of our executive compensation program, including the underlying philosophy and related policies. Our primary business objective is to create long-term value for our stockholders. To achieve this objective, the executive compensation program is intended to achieve the following goals:

- **Market Competitive:** Provide a market-competitive level of total compensation opportunity that reflects the individually named executive officer's role and ability to impact business performance.
- **Performance-Based:** Establish an explicit link between compensation and both overall business results and stockholder returns over short and long-term periods.
- **Long-Term Focused:** Promote a long-term focus for our named executive officers through incentive compensation that vests over multiple years.
- **Aligned with Stockholders:** Align the interests and objectives of our named executive officers with furthering our growth and creating stockholder value through the use of equity awards.

The ECC believes that both the elements and level of fiscal 2025 compensation for our executive officers are consistent with the goals contained in our compensation philosophy, as well as the overall goal of emphasizing sustained share price growth, and that the performance-based equity awards further reinforce our compensation program goals.

Before casting your vote on this proposal, please review the Compensation Discussion and Analysis section of this proxy statement, and the related compensation tables and narrative disclosure carefully to understand the design of our named executive officer compensation program. We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory and, therefore, not binding on us, the ECC or our Board. However, the say-on-pay vote will provide us information regarding investor sentiment about our executive compensation philosophy, policies, and practices, which the ECC will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board and our ECC value the opinions of our stockholders and, to the extent there is any significant vote against the named executive officer compensation, we will consider our stockholders' concerns and the ECC will evaluate whether any actions are necessary to address those concerns. See section "Stockholder Engagement" of this proxy statement for more information on our recent stockholder engagement activities.

Board Recommendation and Required Vote
Our Board unanimously recommends that you vote **FOR** the approval of Proposal No. 2.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby **FOR** Proposal No. 2. Assuming the presence of a quorum, the required vote to approve the proposal is the affirmative vote of at least a majority of the voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. Abstentions will have the same effect as an "against" vote, and broker non-votes will have no effect on the outcome.

PROPOSAL NO. 3
APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting, stockholders will be asked to ratify the Audit Committee's appointment of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for fiscal 2026.

INFORMATION CONCERNING INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte has been our auditors and independent registered public accounting firm for our financial statements since February 22, 2016. Representatives of Deloitte are expected to be present at the Annual Meeting, and they will be given an opportunity to make a statement, if they desire to do so, and are expected to be available to respond to any appropriate questions from stockholders.

Fees for Fiscal 2024 and Fiscal 2025

In addition to retaining Deloitte to audit the consolidated financial statements for fiscal 2025, we retained Deloitte to provide certain other professional services in fiscal 2025. The audit fees billed and expected to be billed by Deloitte for the indicated fiscal years and the fees billed for all other services rendered during the indicated fiscal years are as follows:

Type of Fee	Fiscal 2024 ($)	Fiscal 2025 ($)
Audit fees[1]	6,054,391	5,925,868
Audit-related fees[2]	859,800	820,000
Tax fees[3]	914,006	833,523
All other fees[4]	134,388	7,391
Total Fees	**7,962,585**	**7,586,782**

_____

[1] *Includes fees for audit services rendered for the audit of our annual financial statements, review of financial statements included in our quarterly reports on Form 10-Q and services that were provided in connection with statutory and regulatory filings or engagements.*

[2] *Includes fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements, including procedures to support statutory requirements, and certain due diligence related to acquisitions.*

[3] *Includes fees for tax compliance and advice and foreign tax matters.*

[4] *Includes fees for all other non-audit services, including permissible business and advisory consulting services and a subscription to an accounting regulatory database.*

Policy on Pre-Approval and Procedures

The engagement of Deloitte for non-audit accounting and tax services performed for us is limited to those circumstances where these services are considered integral to the audit services that Deloitte provides or in which there is another compelling rationale for using its services.

Pursuant to the Sarbanes-Oxley Act of 2002, all audit and permitted non-audit services for which the Company engages Deloitte require pre-approval by the Audit Committee, and all services reported in the table above were pre-approved accordingly. In June 2019, the Audit Committee approved a policy that allows the Chair of the Audit Committee to pre-approve non-audit services to be provided by Deloitte without further approval of the full committee, on a case-by-case basis, provided that the fees and expenses for such services do not exceed $500,000 per engagement and that all such pre-approvals are communicated to the full committee at its next meeting.

Board Recommendation and Required Vote

Our Board unanimously recommends that you vote **FOR** the approval of Proposal No. 3.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby **FOR** the appointment of Deloitte. Assuming the presence of a quorum, the required vote to approve the proposal is the affirmative vote of at least a majority of the voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. Abstentions will have the same effect as an "against" vote, and because brokers will have discretionary authority to vote for the ratification of the appointment of the Company's independent registered public accounting firm in the event that they do not receive voting instructions from the beneficial owner of the shares, there will not be any broker non-votes with respect to this proposal. In the event that the stockholders do not ratify the selection of Deloitte at the Annual Meeting, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in our stockholders' best interests.

REPORT OF THE AUDIT COMMITTEE

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended February 1, 2025. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent that the Company specifically incorporates the information by reference in such filing.

The Audit Committee has reviewed and discussed our audited financial statements with management. The Audit Committee has reviewed and discussed the audited financial statements with Deloitte including such items as are required to be discussed by the applicable standards of the Public Company Accounting Oversight Board and the SEC. The Audit Committee has received from the independent registered public accounting firm, Deloitte, the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Deloitte the independence of the independent registered public accounting firm.

After review of the discussions and written correspondence described above, as well as such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to our Board that the audited financial statements for the last fiscal year be included in our Annual Report on Form 10-K for the fiscal year ended February 1, 2025. The Audit Committee appointed Deloitte as our independent registered public accounting firm for the year ending January 31, 2026, subject to our stockholders approving such appointment at the Annual Meeting.

The Audit Committee of the Board

Michael Strachan, Chair
Sara Andrews
Brad Buss
Daniel Durn

PROPOSAL NO. 4
STOCKHOLDER PROPOSAL ENTITLED "INDEPENDENT BOARD CHAIRMAN"

In accordance with SEC rules, we have set forth below a stockholder proposal submitted by Mr. John Chevedden, 2215 Nelson Ave 205, Redondo Beach, California 90278, who beneficially owned 50 shares of our common stock on the date that the proposal was submitted.

The text of the stockholder proposal and supporting statement appear in italics exactly as received from the stockholder proponent unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the stockholder proponent. The stockholder proposal or supporting statement may contain assertions about our company or other matters that we believe are incorrect, but we have not attempted to refute all such assertions. The response from our Board and the recommendation on the stockholder proposal is presented immediately following the proposal.

The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the stockholder proponent at the Annual Meeting.

Proposal 4 — Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board.

Although it is best practice to adopt this proposal soon this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Boeing then adopted this proposal topic.

The ascending complexities of a conglomerate with $43 Billion in market capitalization, like Marvell Technology, increasingly demands that 2 persons fill the 2 most important jobs at Honeywell on an enduring basis — Chairman and CEO

Please vote yes:
Independent Board Chairman — Proposal 4

Board of Directors' Statement in Opposition

Our Board believes that the Company and its stockholders are best served by a combined Chairman and CEO role, in combination with a lead independent director.
The Board takes a flexible approach to its leadership structure, allowing it to adapt its structure depending on current circumstances. The Board reviews its leadership structure at least annually and will vary that structure in order to ensure effective oversight and operations. The Board regularly evaluates whether to separate or combine the roles of Chairman and CEO, and the leadership structure depends on the current performance of the Company and the experience and knowledge of the CEO. Currently, the Board has combined the roles of Chairman and CEO, and Mr. Murphy serves in both capacities. The Board believes that this structure enhances overall Board effectiveness and interaction with management, and provides the Company with strong, clear leadership and strategic vision. The Board believes that a unified leadership structure continues to work well and is the right model for us to successfully execute our strategy.

Our Board believes that having a combined Chairman and CEO role, in combination with a lead independent director, provides the Company and the Board with strong leadership, appropriate independent oversight of, and accountability for, management, and facilitates communication about the Company's business and strategy to stockholders, customers, employees, and the public. The lead independent director regularly communicates with our Chairman and CEO, as well as other members of our Board and management, regarding the Company's business and strategy.

Our Board does not believe that the change requested by the stockholder will improve the Company's performance or increase stockholder value. In addition, this proposal could serve to limit the Board's flexibility in the future to modify or establish a leadership structure that is in the best interests of the stockholders and the Company at that time. Due to the rapidly evolving landscape of the semiconductor industry, we believe that our Company and stockholders are best served by a flexible structure that permits the Board to exercise discretion over its leadership structure according to its needs. In the past, the Board has had different leadership structures depending on the needs of the Board at that time.

As part of our annual governance review in March 2023, after evaluating the considerations of a combined Chairman and CEO leadership structure, market practices, and the Company's practices for ensuring independent Board oversight of management, our Board determined (and reaffirmed as part of our annual governance review in April 2024 and April 2025) that combining the roles of Chairman and CEO, in combination with a lead independent director, is the most effective leadership structure for the Company. Our Board has made this determination for the following reasons:

- Our lead independent director plays an important role in the operation of the Board, ensuring effective independent oversight. The lead independent director promotes communications between the independent directors and the Chairman and CEO, and between the independent directors and the Company's management team, by holding executive sessions of the independent directors and by working with the other independent directors to facilitate robust independent oversight of management.

- The combined Chairman and CEO structure enables the Company to provide clear leadership and facilitates and maintains consistency in communicating and managing our strategic and business priorities. This structure also provides for efficient operation and effective leadership for the Board as our CEO has intimate knowledge of the Company's business to address the most pertinent needs of the Company.

- Our strong corporate governance practices provide for effective leadership and independent oversight of the Company.

Our lead independent director actively facilitates independent oversight of management.

We believe that having a lead independent director provides a strong counterbalance to the Chairman and CEO by promoting open dialogue among the independent directors during and in between Board meetings, leading executive sessions of Board meetings, and focusing on the Board's priorities and processes.

In addition, the lead independent director's duties include the following:

- moderating executive sessions of the Board's independent directors;

- helping promote good communication between the independent directors and the Chairman and CEO;

- chairing the meetings of the Board in the absence of the Chairman of the Board;

- setting agendas for Board meetings jointly with the Chairman of the Board and making recommendations to the Chairman of the Board regarding the structure of Board meetings;

- making recommendations to the Chairman of the Board in assessing the quality, quantity, and timeliness of the flow of information from the Company's management that is necessary for the independent directors to effectively and responsibly perform their duties; and

- coordinating with the nominating and governance committee and corporate counsel to promote a thorough annual self-assessment by the Board and its committees.

These governance practices enable the lead independent director to efficiently and effectively support our Board's independent oversight of management and the Company.

The Company's strong corporate governance practices provide for effective independent leadership and independent oversight of the Company.

Our Board has adopted a set of Corporate Governance Guidelines establishing a framework within which it conducts its business to exercise independent oversight over the Company and its management. Our Corporate Governance Guidelines provide that when the role of the Chairman is combined with that of the CEO, the independent directors will appoint a lead independent director.

Currently all members of our Board, other than our CEO, are independent directors. We have added five new independent directors since 2020. Each of our audit committee, executive compensation committee and nominating and governance committee is chaired by an independent director and is composed solely of independent directors. All directors also have access to members of management, which ensures that the CEO is only one of many sources of information for the directors.

Our Corporate Governance Guidelines also provide that the independent directors meet regularly in executive session without the presence of the non-independent directors or members of our management, which provides an opportunity for independent directors to discuss any matters that they deem relevant or appropriate.

Our Board continually reviews its composition, including succession plans for committee chairs, members, and the lead independent director. The nominating and governance committee reviews the annual self-evaluation as well as other appropriate information, including the types of skills and experience desirable for future Board members, the needs of our Board and its committees currently, as well as the Company's needs based upon its business strategy. In addition, our Board may also consider information received in connection with the Company's engagement with stockholders.

Board Recommendation and Required Vote

Our Board unanimously recommends that you vote **AGAINST** Proposal 4.

Unless otherwise instructed, the proxy holders named in the proxy card will vote the shares represented thereby AGAINST Proposal No. 4. Assuming the presence of a quorum, the required vote to approve the proposal is the affirmative vote of at least a majority of the voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. Abstentions will have the same effect as an "against" vote, and broker non-votes will have no effect on the outcome.

EXECUTIVE OFFICERS OF THE COMPANY

The following table shows information about our executive officers at the end of fiscal 2025 and ages of our executive officers as of the Record Date:

NAME	TITLE	AGE
Matthew J. Murphy	Chairman, President and Chief Executive Officer	52
Raghib Hussain[1]	President, Products and Technologies	53
Willem Meintjes	Chief Financial Officer	44
Chris Koopmans	Chief Operating Officer	48
Mark Casper	Chief Legal Officer and Secretary	57

[1] As reported in a Current Report on Form 8-K filed on April 14, 2025, Mr. Hussain will resign from his position with the Company effective as of May 2, 2025.

All officers hold office for such term as may be prescribed by the Board and until their successor shall have been duly elected and qualified, or until their earlier death, disqualification, resignation or removal. Biographical information for each of the above-named officers is set forth below.

Matthew J. Murphy. Mr. Murphy's biography is included with the other members of the Board above.

Raghib Hussain has served as Marvell's President, Products and Technologies since April 2021. He served as Executive Vice President for the Networking and Processors Group and Chief Strategy Officer from July 2018 to April 2021. Prior to joining Marvell in 2018, Raghib served as the Chief Operating Officer of Cavium, Inc. ("Cavium"), a company he co-founded in 2000. Prior to launching Cavium, he held engineering roles at both Cisco Systems, Inc. and Cadence, Inc., and helped found VPNet Technologies, Inc., an enterprise security company. Raghib serves on the board of directors of Cirrus Logic, Inc. Raghib earned a Bachelor of Science in Computer Systems Engineering from NED University in Karachi, Pakistan, and a Master of Science in Computer Engineering from San Jose State University.

Willem Meintjes has served as Chief Financial Officer of Marvell since January 2023. Prior to serving as Chief Financial Officer, from June 2018 to January 2023, he served as the Company's Chief Accounting Officer and Treasurer. Prior to holding that position, starting in June of 2016, he served as the Company's Senior Vice President of Finance. Prior to joining the Company, he was Vice President and Corporate Controller at Newport Corporation from 2015 to June 2016, and Vice President and Controller at International Rectifier from 2013 to 2015. Mr. Meintjes holds both a Bachelor of Commerce in Accounting and a Bachelor of Commerce (Honours) in Accounting from the University of Johannesburg.

Chris Koopmans has served as Marvell's Chief Operating Officer since February 2025. He served as Chief Operations Officer from March 2021 to February 2025. Prior to becoming Chief Operations Officer, Mr. Koopmans served as Executive Vice President of Business Operations from 2018 to 2019 and Executive Vice President of Marketing and Business Operations from 2019 to 2021, where he led corporate transformation strategies and programs, in addition to global corporate marketing. From 2016 to 2018, Mr. Koopmans led Marvell's Networking and Connectivity Business Group, and from June 2016 to December 2016 Mr. Koopmans led Global Sales and Marketing. Prior to joining Marvell in 2016, Mr. Koopmans served as Vice President and General Manager of Service Provider Platforms at Citrix Systems, where he drove the company's strategy for the communications service-provider market. Mr. Koopmans joined Citrix with the acquisition of Bytemobile in 2012, a company he had co-founded and served as Chief Operating Officer. Chris earned a Bachelor of Science in Computer Engineering from the University of Illinois and spent time as a Ph.D. Student in Electrical and Computer Engineering at the University of Illinois under a National Science Foundation Graduate Research Fellowship.

Mark Casper has served as Executive Vice President and Chief Legal Officer at Marvell since April 2023. In this role, Mark has worldwide responsibility for all aspects of the company's Legal and Compliance teams. Mark joined Marvell in October 2021 as Senior Vice President and General Counsel. Prior to Marvell, from July 2019 to October 2021, Mark was General Counsel, Vice President and Corporate Secretary at Maxim Integrated Products. In this role, Mark was responsible for all legal functions as well as Corporate Real Estate, Corporate Security, Global Trade, Equity Administration, Internal Relations and Ethics and Integrity. Prior to that, from September 2013 to May 2019, he served as Vice President, Deputy General Counsel at Maxim. Before joining Maxim, Mark practiced law at several law firms, including Wilson Sonsini Goodrich & Rosati, Ropers Majeski and Steefel Levitt & Weiss, advising both private and publicly traded high-technology companies in general corporate services, venture financings, merger and acquisitions, securities offerings, business and real estate litigation, and other transactional matters. Mark earned a Juris Doctor and Master of Business Administration from Santa Clara University School of Law and from the Leavey School of Business at Santa Clara University and a Bachelor of Science from Santa Clara University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our shares as of February 1, 2025, except as noted otherwise, for:

- Each person or entity who is known by us to own beneficially more than 5% of our outstanding shares;
- Each of our directors and nominees for director who were serving as directors on February 1, 2025;
- Each of our named executive officers in the Summary Compensation Table of this proxy statement; and
- All persons who were directors or executive officers as of February 1, 2025, as a group.

Name	Marvell Common Stock Beneficially Owned[1]	
	Number	Percent**
5% Stockholders:		
FMR LLC[2] 245 Summer Street Boston, MA 02210	129,672,217	14.97%
The Vanguard Group[3] 100 Vanguard Blvd Malvern, PA 19355	62,557,593	7.22%
BlackRock, Inc.[4] 55 East 52nd Street New York, NY 10055	60,534,116	6.99%
Directors and Named Executive Officers:		
Matthew J. Murphy, Chairman, President and Chief Executive Officer	237,543	*
Sara Andrews, Director	9,788	*
Tudor Brown, Director	29,017	*
Brad Buss, Director	84,113	*
Daniel Durn, Director	1,923	*
Rebecca House, Director	2,251	*
Marachel Knight, Director[6]	19,675	*
Michael Strachan, Lead Independent Director[7]	51,649	*
Robert Switz, Director[8]	74,920	*
Richard Wallace, Director	1,098	*
Raghib Hussain, President, Products and Technologies[9]	896,904	*
Willem Meintjes, Chief Financial Officer	116,592	*
Christopher Koopmans, Chief Operating Officer[10]	93,931	*
Mark Casper, Chief Legal Officer and Secretary[5]	22,649	*
All current directors and executive officers as a group (14 persons)[11]	1,642,053	*

_____

*Less than one percent.

**The percentage of beneficial ownership for the following table is based on 865,972,449 Marvell shares issued and outstanding as of the date of this table.

[1] Unless otherwise indicated, to our knowledge, all persons listed have sole voting and investment power with respect to their Marvell stock, except to the extent authority is shared by spouses under applicable law. The number of Marvell shares beneficially owned by each stockholder is determined in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those Marvell shares with respect to which the stockholder has sole or shared voting or investment power and any Marvell shares that the stockholder has a right to acquire within 60 days after the date of this table through the exercise of any Marvell option, warrant or other right. The percentage ownership of the outstanding Marvell stock, however, is based on the assumption, expressly required by the rules of the SEC, that only the person or entity whose ownership is being reported has converted Marvell options or warrants into Marvell stock.

Unless otherwise noted, the amounts shown are based on information furnished by the people named. Amounts do not include shares subject to deferred vesting that do not vest within 60 days of the date of this table.

[2] Holdings for FMR are as of December 31, 2023 and are based solely on information on Schedule 13G/A filed with the SEC on February 9, 2024. As disclosed therein, FMR reports sole voting power over 126,814,288 Marvell shares and sole dispositive power over 129,672,217 Marvell shares.

[3] Holdings for Vanguard Group are as of December 31, 2024 and are based solely on information on Schedule 13G/A filed with the SEC on January 30, 2025. As reported therein, Vanguard Group reports shared voting power over 571,266 Marvell shares, sole voting power over 0 Marvell shares, sole dispositive power over 60,483,699 Marvell shares, shared dispositive power over 2,073,894 Marvell shares and the aggregate amount beneficially owned by each reporting person as 62,557,593.

(4) _Holdings for BlackRock are as of December 31, 2023 and are based solely on information on Schedule 13G/A filed with the SEC on February 12, 2024. As reported therein, BlackRock reports sole voting power over 54,965,303 Marvell shares and sole dispositive power over 60,534,116 Marvell shares._

(5) _Includes 2,486 Marvell RSUs for Mark Casper scheduled to vest within 60 days of the date of this table. Includes 20,163 shares held by the Mark J. Casper and Stephanie Casper Revocable Trust._

(6) _Shares held in trust for which Ms. Knight is the sole beneficiary and sole trustee._

(7) _Includes 30,959 Marvell shares held by the Strachan Revocable Trust DTD 1/26/01 of which Mr. Strachan is a trustee and beneficiary; 12,860 Marvell shares held by Mr. Strachan's IRA and 7,830 Marvell shares held by his spouse's IRA._

(8) _Shares held by the Robert E Switz Trust of which Mr. Switz is a trustee and in IRA accounts for Mr. Switz and his wife._

(9) _Includes 88,081 Marvell shares held in trusts for the benefit of Mr. Hussain's family members and 692,799 Marvell shares held directly by Mr. Hussain. Includes 116,024 vested Marvell options._

(10) _Shares held by the Christopher R. Koopmans and Heather J. Koopmans Family Trust._

(11) _Includes 2,486 Marvell RSUs and 0 Marvell options scheduled to vest within 60 days after the date of this table. Includes 116,024 vested Marvell options. Does not include stock for which settlement has been deferred._

DELINQUENT SECTION 16(A) REPORTS

Pursuant to Section 16(a) of the Exchange Act and the rules promulgated thereunder, our officers, directors, and persons who beneficially own more than 10% of our shares are required to file with the SEC reports of stock ownership and change in ownership. Based solely on our review of such reports filed with the SEC, and representations from such reporting persons, during fiscal 2025, we believe that our officers, directors and greater than 10% stockholders filed all reports required by Section 16(a) timely.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Compensation Discussion and Analysis describes the compensation paid to the following named executive officers for fiscal 2025:

- Matthew J. Murphy, Chairman, President and Chief Executive Officer
- Raghib Hussain, President, Products and Technologies
- Willem Meintjes, Chief Financial Officer
- Christopher Koopmans, Chief Operating Officer
- Mark Casper, Chief Legal Officer and Secretary

Advisory Vote on Named Executive Officer Compensation ("Say on Pay")

We hold an advisory vote to approve named executive officer compensation on an annual basis. At our 2024 Annual Meeting, we received support from approximately 52% of the votes cast for our fiscal 2024 named executive officer compensation. In light of the low level of support, we solicited stockholder feedback on our executive compensation program. This feedback and our actions to address this feedback are described in more detail below.

Stockholder Engagement

We believe that regular, transparent communication with our stockholders and other stakeholders is essential to the Company's long-term success. We value the views of our stockholders and other stakeholders, and the input that we receive from them is a cornerstone of our corporate governance practices.

Our Board and management team have made a meaningful effort to engage with our stockholders and other stakeholders. We hold investor day conferences periodically. In addition to our investor day conferences, our Chief Executive Officer and Chief Financial Officer hold in-person and teleconference meetings every year with many of our institutional investors. We also participate at various investor conferences.

During fiscal 2025 and following our 2024 Say on Pay proposal vote, members of our senior management and our Board reached out to stockholders beneficially owning approximately 55% of our outstanding stock to discuss our executive compensation program. Of these investors, stockholders representing approximately 45% of our outstanding stock scheduled meetings with us. These meetings generally included our Chief Human Resources Officer, Sr. Vice President of Investor Relations, and our Chief Legal Officer. In addition, our Lead Independent Director, the Chair of the ECC and the Chair of the N&G Committee either attended some of the meetings along with our executives or in some cases conducted separate meetings directly with some of our stockholders. The feedback from these meetings was taken into consideration in the design of our executive compensation program for fiscal 2026.

What We Heard From Investors	What We Are Doing In Response
Many investors were not in favor of one-time equity grants and prefer compensation to be updated as part of the annual process.	We have not granted one-time equity awards to any NEO since May 2023, and we currently intend to utilize our annual compensation process with respect to changes to our executives' compensation.
Investors requested more information on our Board and executive succession planning process.	We have added information to this proxy statement that provides an overview of our succession planning process.
Some investors believe the S&P 500 index is not the best relative performance measure for the Company and asked that we provide more information on why we use this as the relative performance measure for our TSR RSU awards.	We have added information to our Compensation Discussion and Analysis explaining why we use the S&P 500 index as the relative performance measure for our TSR RSU awards as well as some of the challenges we encountered when selecting an alternative stock index.
Investors requested more information on the individual performance goals under our Annual Incentive Plan.	We have added information to our Compensation Discussion and Analysis describing the individual performance goals selected for the applicable named executive officers under our Annual Incentive Plan (our CEO and CFO are not assigned individual performance goals).
Investors advised that the target performance levels for the corporate performance measures selected for the Annual Incentive Plan should not be lower than last year unless the target payout levels are also reduced.	After careful consideration, the ECC determined that, for any given year, it may be in the best interests of the Company and our stockholders to set the target performance levels for the corporate performance measures under the Annual Incentive Plan at levels that, under the then-understood business conditions are challenging but achievable even if some of these performance levels are lower than the prior year due to changes in the outlook of the Company or the semiconductor industry. The Board believes that in such a case the payout opportunities need to be at levels sufficient to incentivize our executive team even if some of the performance levels are lower than the prior year.

We value the opinions of our stockholders. Our goal is to be responsive to our stockholders and ensure we understand and address their concerns and observations. As in prior years, the ECC will consider the outcome of this year's Say-on-Pay vote (see Proposal No. 2 in this

proxy statement), as well as feedback received throughout the year, when making compensation decisions for our executive officers. In addition, consistent with the recommendation of the Board and the preference of our stockholders as reflected in the non-binding stockholder advisory vote on the frequency of future Say-on-Pay votes held at our 2023 Annual Meeting, we intend to hold future Say-on-Pay votes on an annual basis. Accordingly, following the Annual Meeting to which this proxy statement relates, our next Say-on-Pay vote will be conducted at our 2026 Annual Meeting.

Executive Summary

Fiscal 2025 Business Highlights

Data infrastructure represented **95%** of total revenue

AI revenue substantially exceeded **$1.5 billion** target set in April 2024

Generated **$1.68 billion** in cash from operations

Returned **$933 million** to stockholders through buybacks and dividends

Overview of Fiscal 2025 Executive Compensation

Our executive compensation program, as overseen by the ECC, is designed to implement our pay for performance philosophy. To support the Company's continued transformation and advancement, our compensation program directly links our financial and operational performance to the short-term and long-term incentives we use to reward our executives. The objective of our program is to provide a strong pay for performance alignment by delivering a target mix of fixed and variable compensation oriented towards performance that we believe will drive the creation of stockholder value, putting a substantial portion of each executive's target total direct compensation "at risk."

CHIEF EXECUTIVE OFFICER
2025 TARGET PAY MIX
70% PERFORMANCE-BASED



5% Salary
25% Time-Based Equity
11% Target Bonus
59% Perf-Based Equity

OTHER EXECUTIVE OFFICERS (AVG.)
2025 AVERAGE PAY MIX
58% PERFORMANCE-BASED



10% Salary
32% Time-Based Equity
10% Target Bonus
48% Perf-Based Equity

For purposes of these pie charts, the value of the performance-based equity grants is shown at target and calculated using the market value on the date of grant.

Executive Compensation Framework: What We Do and What We Don't Do

The Company's executive compensation framework includes the following policies and practices, each of which reinforces our executive compensation objectives:

WHAT WE DO

- We emphasize the use of performance-based incentives so that a significant portion of our executives' compensation is earned based on the achievement of performance goals.
- The ECC retains the services of an independent executive compensation consultant who provides services directly to the ECC.
- We regularly review the peer group we use for compensation comparisons to confirm it remains appropriate based on our revenue and market capitalization and competition for talent.
- We have stock ownership guidelines for our executive officers and non-employee directors.
- We have a "clawback" policy with respect to recoupment of executive officer cash and certain types of equity incentives in the event of a financial restatement.
- Our ECC reviews the risk profile of our compensation plans annually.
- We conduct an annual say-on-pay vote and regularly engage with stockholders to get their feedback.
- We impose limits on maximum incentive payouts.

WHAT WE DON'T DO

- We do not allow our directors or officers to hold Marvell securities in a margin account or pledge Marvell securities as collateral for a loan or to engage in hedging or monetization transactions, including derivative transactions, short sales, or transactions in publicly traded options on our common stock.
- We do not provide for "golden parachute" excise tax-gross-ups.
- We do not pay dividends or dividend equivalents on our unvested restricted stock units or on vested awards where the settlement has been deferred.
- We do not provide material perquisites.
- We do not guarantee payment under our AIP or our TSR-based performance-based equity awards.

Compensation Philosophy and Objectives

The Company's compensation philosophy is to pay for performance with the primary intention of creating long-term value for our stockholders. To achieve this, our executive compensation program is based on the following objectives:

- **Market-Competitive**: Provide a market-competitive level of total compensation that reflects the individual executive officer's role and ability to impact business performance;

- **Performance-Based**: Establish an explicit link between compensation and both overall business results and stockholder returns over short- and long-term periods;

- **Long-Term Focused**: Promote a long-term focus for our executive officers through incentive compensation that is earned and/or vests over multiple years; and

- **Aligned with Stockholders**: Align the interests and objectives of our executive officers and employees with furthering our growth and creating stockholder value through the use of equity awards.

Determining Compensation for Our Named Executive Officers

The Role of the ECC

The ECC oversees the development and administration of our executive compensation program, including the underlying philosophy and related policies. The ECC members are independent members of the Board, as determined under the rules of Nasdaq and the SEC.

As part of its responsibilities, the ECC conducts an annual review of the base salary, target cash incentive opportunities, and equity awards for our named executive officers, and determines and approves their compensation packages and payouts. The ECC was assisted in this review in fiscal 2025 by its compensation consultant and by senior members of the Company's human resources and legal departments.

The Role of the Compensation Consultant

Under its charter and in accordance with SEC and Nasdaq rules, the ECC has the authority to directly select and retain the services of its own compensation consultant who reports to the committee's chair. During fiscal 2025, the ECC engaged the services of Compensia as its compensation consultant. During fiscal 2025, Compensia did not provide services to the Company other than services to the ECC, and Compensia worked with the Company's management, as directed by the ECC, only on matters for which the ECC is responsible (except that the ECC requested that Compensia provide assistance to the N&G Committee regarding its review of director compensation).

The ECC has reviewed and is satisfied with the qualifications, performance, and independence of Compensia. The ECC retains its compensation consultant to provide information, analysis, and advice regarding executive compensation; however, the ECC makes all decisions regarding the compensation of our executive officers.

Compensia attended meetings of the ECC during fiscal 2025, and provided the following services:

- Reviewed the Company's peer group for executive compensation purposes and provided recommendations with respect to the composition of the peer group;

- Evaluated the competitive positioning of base salaries, short-term incentive, and long-term incentive compensation relative to our peer companies to support decision-making with respect to each executive officer;

- Advised on target award levels within the annual incentive and long-term incentive programs and, as needed, on actual compensation actions;

- Reviewed the Company's historical and projected equity utilization practices relative to market levels;

- Assessed whether our compensation programs might encourage excessive or inappropriate risk taking that could have a material adverse effect on us and assisted with considering risk mitigation policies, such as our stock ownership guidelines; and

- Assisted with the preparation of the Compensation Discussion and Analysis for the 2024 proxy statement.

The Role of Management

One key objective of our executive compensation program is to align the program with stockholders' interests and our business strategy. To gain insight on day-to-day operations and what rewards and incentives would be most effective to achieve this alignment, the ECC may receive input from the Company's senior management. During the fiscal year, the ECC also consulted with senior members of the Company's human resources and legal departments when formulating compensation plans, and members of those groups attended the ECC meetings. While the ECC seeks the input of management in its compensation deliberations, the ECC regularly meets in executive session without any members of management present, and no executive officer participates in the ECC's deliberations addressing the amount of his or her own individual compensation (although the Chief Executive Officer and Chief Legal Officer participated in discussions regarding the overall design and targets of our compensation programs).

The Role of the Chief Executive Officer

Mr. Murphy meets with the ECC at its request and makes compensation recommendations for the senior executives who report to him but does not make a recommendation with respect to his own compensation. The senior executives are not present at the time such recommendations are discussed. Mr. Murphy's recommendations are based in part upon the compensation information gathered by the ECC's compensation consultant and the Company's human resources professionals. Mr. Murphy shares with the ECC his evaluation of each senior executive's performance and contributions. The ECC considers each senior executive's scope of responsibilities and experience, and balances these against competitive compensation levels, including retention requirements and succession potential.

The Role of Peer Groups — Market Analysis

The ECC considers relevant market pay practices when setting executive compensation. In September 2023 (fiscal 2024), Compensia recommended, and the ECC approved, the compensation peer group for fiscal 2025, which was unchanged from the peer group approved for fiscal 2024. In selecting peer companies, the following criteria were used to identify a group of industry and labor market competitors, including:

- **Ownership/Industry**: Independent, publicly-traded, U.S.-based, semiconductor industry companies (fabless, to the extent available); secondary industry sectors include software, hardware and communications
- **Revenue**: target range of ~0.5x – 4.0x Marvell's last 4 quarters revenue as of the date of approval
- **Market Capitalization**: target range of 0.2x – 4.0x Marvell's 30-day average market capitalization as of the date of approval
- **Refinement Considerations**: revenue growth, profitability and competition for employees

Ideally, the Company would be positioned near the median for both revenue and market capitalization; however, this has been challenging due to the limited number of similarly sized semiconductor industry companies and the Company's high market capitalization to revenue multiple (i.e., the Company is positioned below median on revenue and above median on market cap). Several of the most important semiconductor competitors for relevant talent are substantially larger companies.

Advanced Micro Devices	Microchip Technology	Seagate Technology
Analog Devices	Micron Technology	Skyworks Solutions
Broadcom	NetApp	Synopsys
Cadence Design Systems	ON Semiconductor	Teradyne
Keysight Technologies	Palo Alto Networks	Texas Instruments
KLA	Qorvo	Western Digital
Lam Research	QUALCOMM	

Relative to this peer group at the time of approval in September 2023, the Company ranked at approximately the 27th percentile on a last four quarters revenue basis, 53rd percentile on a one-year revenue growth basis and at the 44th percentile on market capitalization.

The ECC reviews the practices of members of the peer group to better understand and assess the competitiveness of the compensation that the Company pays to its executives, both with respect to each compensation element and the overall compensation package. The ECC uses this information in its determinations and assessments but does not determine compensation by benchmarking to the peer group. At the beginning of fiscal 2025, the ECC reviewed our executive compensation program, both in the context of our pay-for-performance philosophy and from a market perspective and set the target total direct compensation opportunities for our named executive officers for fiscal 2025 taking into account individual performance, experience, criticality and retention for each executive.

Elements of Compensation

Our fiscal 2025 executive compensation program consisted of four primary elements: base salary, short-term incentives, long-term incentives, and employee benefits.


Compensation Components
Annual Base Salary (cash)
Annual Incentive Plan (cash)
Long-term Incentive Plan (equity)
Benefits
Time-Based RSUs
Performance-Based RSUs

Annual Base Salary

Base salary represents the fixed component of our executive compensation program. Base salaries are provided to:

- Recognize expertise, skills, knowledge, and responsibilities of our executives; reward individual performance and contribution to our overall business goals; and
- Attract and retain executive talent by providing competitive fixed amounts.

Annual Incentive Plan

Our short-term cash incentive program, the Annual Incentive Plan ("AIP"), is designed to:

- Provide additional focus on the achievement of annual company goals;
- Align total cash compensation with actual Company performance;
- Provide competitive total target cash compensation levels to attract and retain executive talent; and
- Reward our executives for the achievement of Company and individual goals.

Long-Term Incentive Equity Awards

For fiscal 2025, our long-term incentive compensation ("LTI") was granted in the form of time- and performance-based equity awards designed to:

- Attract and retain critical executive talent by providing a competitive earnings opportunity through our LTI program;
- Align the interests of our executives and our stockholders;
- Focus our executives on achieving and sustaining longer-term business results; and
- Reward and differentiate superior Company and executive performance.

Benefits and Perquisites

Marvell does not provide material perquisites to our executive officers or directors. Our named executive officers are eligible to participate in our life, health and welfare benefit programs and our tax-qualified Section 401(k) plan on the same terms and conditions as our other salaried employees. We provide a life insurance benefit to all salaried employees, including our named executive officers, at the rate of two-and-a-half times annual base salary (rounded to the higher multiple of $1,000) or $1,000,000, whichever is less. We offer all U.S. and most non-U.S. employees, including our named executive officers, the ability to purchase our common shares at a discount under our ESPP, subject to the terms and conditions in the ESPP. Marvell also provides the executive officers with the ability to obtain supplemental health coverage with certain costs of such program paid for by the Company.

Other than the benefits described above, our named executive officers did not receive any material employee benefits in fiscal 2025.

Executive Compensation Program for Fiscal 2025

Fiscal 2025 Pay Outcomes

- Based on our actual revenue, gross margin, and operating margin for fiscal 2025, the AIP Financial Performance Metrics, the total Corporate Achievement level was 131.2% of target. See "Annual Incentive Plan" below for more details.
- Our total shareholder return for the three-year performance period for the fiscal 2022 TSR PSU awards granted on April 15, 2021 was 34.7%, which was above the median of the S&P 500 Index. The PSUs were earned at 106% of target following certification by the ECC on April 15, 2024.

Base Salary

The ECC retains the discretion to change the base salaries for our executives from time to time. In fiscal 2025, the ECC increased the base salaries for the named executive officers as noted below. The ECC determined that these adjustments were appropriate considering each individuals' performance in the prior fiscal year, internal pay parity with other senior leaders, any retention concerns, adjustments to roles and responsibilities, and an analysis of relevant competitive market data.

Executives	Fiscal 2024 Base Salary ($)	Fiscal 2025 Base Salary ($)	Change (%)
Matthew J. Murphy	1,150,000	1,185,000	3.04
Raghib Hussain	675,000	700,000	3.70
Willem Meintjes	640,000	650,000	1.56
Chris Koopmans	585,000	600,000	2.56
Mark Casper	500,000	530,000	6.00

Annual Incentive Plan (AIP)

Target Cash Incentive Opportunities

At the beginning of fiscal 2025, the ECC reviewed the design of the AIP, including a review of the target cash incentive opportunities established for each of the roles and a comparison of those percentages to the percentage target opportunity for similar roles at applicable peer companies. Based on this review, as a result of an analysis of the relevant competitive market data, the ECC approved an increase in the target cash incentive opportunity (expressed as a percentage of base salary) for Mr. Koopmans for fiscal 2025 in light of his increased responsibilities and to align with peer companies. No other changes were made to the target cash incentive opportunities for the named executive officers.

Executives	Base Salary ($)	AIP Target (% of salary)	Target Annual Cash Incentive ($)
Matthew J. Murphy	1,185,000	200	2,370,000
Raghib Hussain	700,000	100	700,000
Willem Meintjes	650,000	100	650,000
Chris Koopmans	600,000	100	600,000
Mark Casper	530,000	90	477,000

AIP Design — Corporate Performance Measures

Under the AIP, our executive officers are eligible to earn annual cash incentives based upon the achievement of pre-established performance goals and, for the named executive officers other than the Chief Executive Officer and Chief Financial Officer, individual performance goals. Total incentive opportunities for fiscal 2025 were based on the achievement of semi-annual targets but paid annually. The ECC split the annual targets into equally weighted 1st and 2nd half targets. Incentive payouts may range between 0% and 200% of the target annual cash incentive opportunity. However, if achievement of our corporate financial metrics is less than 100%, payouts are capped at the target level without regard to above-target individual goal achievements.

The fiscal 2025 AIP was based on three corporate financial metrics:

- revenue (45%),
- non-GAAP gross margin (defined as non-GAAP gross profits from continuing operations divided by revenue) (25%), and
- non-GAAP operating income margin (defined as non-GAAP operating income divided by net sales) (30%).

Non-GAAP financial measures exclude the effect of stock-based compensation expense, amortization of the inventory fair value adjustment associated with acquisitions, amortization of acquired intangible assets, acquisition and divestiture-related costs, restructuring and other related charges (including, but not limited to, asset impairment charges, employee severance costs, and facilities related charges), resolution of legal matters, and certain expenses and benefits that are driven primarily by discrete events that management and the ECC do not consider to be directly related to the Company's core business. The Company uses non-GAAP metrics in its executive compensation plans and awards in an effort to better correlate executive compensation to Company performance as these metrics are believed to better reflect the economic reality of the Company's operations. The non-GAAP performance metrics used for the AIP above, or for any performance-based equity awards, are determined by the ECC (in its sole discretion).

If the Company fails to achieve the threshold level, as set forth in the table below, for any of the above corporate financial performance goals, no payout is awarded for that goal. The ECC determined that the combined application of all the metrics would make achievement difficult to meet at target and very difficult to meet at maximum performance levels.

Fiscal 2025 AIP Design — Individual Performance Goals

The ECC determined that it is desirable to provide for some limited variation in incentive compensation based on individual performance for some of the executive officers. For the Chief Executive Officer and the Chief Financial Officer, 100% of the payouts under the AIP are based solely on the Company performance goals described above. Payouts under the AIP for the other named executive officers are based 80% on the Company performance goals described above and 20% on individual performance goals that are established at the beginning of the year, provided, that overachievement on the aggregate bonus payout is not permitted unless the achievement of the Company's performance goals is 100% or more. The individual performance goals were approved by the Chief Executive Officer. Information on the individual performance goals is provided below.

Fiscal 2025 Individual Performance Goals

Our individual performance goals involve highly confidential, competitively sensitive information, including forward-looking targets and product-specific strategies that if disclosed could cause irreparable competitive harm by providing competitors with insight into our internal processes, know-how, products, and business initiatives, particularly as many of these goals build on multi-year achievements in order to execute on our overall business strategies. However, we understand stockholders' desire for additional information regarding our individual performance goals and have strived to provide greater visibility into the individual goal components while balancing these competitive concerns.

Raghib Hussain Goals

- Coordinate cross-company efforts to obtain key design win opportunities at hyperscalers
- Develop and execute corporate-sponsored strategic business initiatives
- Develop a cloud and data center technology roadmap
- Increase employee engagement
- Expand and enhance our corporate brand

Chris Koopmans Goals

- Drive best-in-class supply chain management
- Optimize IT for sustainable growth and excellence
- Manage specified custom products, and ramp with high quality, capacity, and lower cost
- Achieve specified product quality metrics
- Identify and address business risks
- Enhance our external branding
- Drive enhanced profitability of certain business units

Mark Casper Goals

- Align strategic focus with business strategy across organization
- Leverage legal analytics and metrics to drive data-driven approach
- Implement automation and generative AI to enhance impact
- Implement contract management lifecycle tool
- Proactive regulatory tracking and regulatory readiness
- Streamline and enhance policies, procedures, and training

Actual Performance Against Goals

The following tables present the fiscal 2025 AIP performance goals established by the ECC for the first half and second half of fiscal 2025 at threshold, target, high, and maximum performance levels and the actual fiscal 2025 performance for each of these metrics. Each goal was tied to the annual operating plan which is based on our internal financial projections and is approved by the Board. Some of these goals were below the levels set by the ECC in fiscal 2024 to reflect changes in the Company's internal financial projections for fiscal 2025. These projections were based on the Board's good faith evaluation of the expected financial trends for fiscal 2025 at the time the goals were set as follows:

- We expected changes to revenue and margin to be impacted by our product mix, which was expected to be different in the first and second halves of fiscal 2025.

- We expected sequential growth in our data center revenue with initial shipments of our cloud optimized silicon programs for AI complementing our electro-optics franchise at the beginning of the fiscal year. We also expected soft demand impacting consumer, carrier infrastructure, and enterprise networking end markets in the first half of fiscal 2025. We further expected revenue declines in these end markets would be behind us after the first half of fiscal 2025, and we projected a recovery in the second half of fiscal 2025.

- We expected gross margin to be lower in the second half of fiscal 2025 due to an expected ramp in our custom ASIC business, which products have historically had lower gross margins. As a result, we expected a degradation in our gross margin during the second half of the year, but a step up, sizably in operating profit.

At the time the AIP target performance levels were established, we determined that setting goals aligned with our internal financial projections — though in some cases lower than the prior fiscal year — was in the best interests of the Company and our stockholders. These target levels reflected the complexity of the environment, shaped by a multitude of factors including an evolving end market, ramp of cloud-optimized silicon, and ongoing channel inventory dynamics. The Board believed that meeting these target levels would require the leadership team to actively and aggressively influence outcomes and drive results amid significant operational and market challenges. The ECC set the payout levels at levels they believed to be necessary to incentivize our executive team for fiscal 2025 and at a level that was believed, based on our internal financial projections, to be difficult, but achievable.

Performance Metric (1st Half of FY25)	Annual Operating Plan				Scoring		
	Threshold	Target	High	Max	Actual	Score	Weight
Revenue (in 000's)	$1,998	$2,350	$2,468	$2,585	$2,434	136%	45%
Non-GAAP Gross Margin (%)	62.0%	62.5%	63.0%	63.5%	62.1%	41%	25%
Non-GAAP Operating Income Margin (%)	18.2%	23.6%	24.9%	26.3%	24.7%	144%	30%
Payout (% of Target)	0%	100%	150%	200%		115%	

Performance Metric (2nd Half of FY25)	Annual Operating Plan				Scoring		
	Threshold	Target	High	Max	Actual	Score	Weight
Revenue (in 000's)	$2,550	$3,000	$3,150	$3,300	$3,334	200%	45%
Non-GAAP Gross Margin (%)	60.7%	61.2%	61.7%	62.2%	60.2%	0%	25%
Non-GAAP Operating Income Margin (%)	25.1%	29.6%	30.8%	32.1%	31.8%	192%	30%
Payout (% of Target)	0%	100%	150%	200%		148%	

The score for each financial performance metric was determined by the actual achievement against the applicable targets (for example, between Target and High) based on a straight-line interpolation of pay and performance. The combined achievement score for each half of the year was based on the weighting of each metric. The total corporate achievement for the fiscal year based on the Financial Performance Metrics was 131.2%, which is the average of the first half and second half achievement levels. The individual funding factor was determined by the ECC in consultation with the Chief Executive Officer and the named executive officers (other than the CEO and CFO) were deemed to have met their individual performance goals at the levels set forth below.

Based on the Company's performance in fiscal 2025 against its corporate financial performance goals and, in the case our named executive officers other than the CEO and CFO, their individual performance goals, each named executive officer was paid a percentage of his target cash incentive opportunity as set forth below.

Executives	Target Annual Cash incentive ($)	Funding Factor Corporate	Funding Factor Individual	Actual Payout ($)
Matthew J. Murphy	2,370,000	131.2%	N/A	3,109,440
Raghib Hussain	700,000	131.2%	170%	1,046,976
Willem Meintjes	650,000	131.2%	N/A	852,800
Chris Koopmans	600,000	131.2%	170%	897,408
Mark Casper	477,000	131.2%	150%	688,406

Equity Awards

Fiscal 2025 Equity Awards

To reinforce the importance of long-term value creation and alignment with stockholders in our overall compensation strategy, the percentage of annual equity value granted in the form of performance-based awards is 70% for the CEO and 60% for other executive officers. Similar to past years, to determine individual equity award amounts, the ECC considered each named executive officer's target total direct compensation opportunity against that of similarly situated executives at the companies in our peer group, current performance and projected future contributions, as well as the retention value of their outstanding unvested equity from previously granted awards.

The ECC approved grants to the named executive officers for fiscal 2025, which were comprised of time-based RSUs and TSR RSUs as part of the annual award process. The grant date fair value of all stock awards is provided in the Fiscal 2025 Summary Compensation Table and the number of shares per equity vehicle at target are shown in the tables below. No out of cycle or special awards were granted in fiscal 2025.

April 2024 Annual Equity Awards:

Executives	RSU # Shares	TSR RSU # Shares	Total Shares at Target (#)*
Matthew J. Murphy	83,624	195,122	278,746
Raghib Hussain[1]	39,025	58,537	97,562
Willem Meintjes	30,662	45,993	76,655
Chris Koopmans	33,450	50,174	83,624
Mark Casper	16,725	25,087	41,812

_____

*Target is based solely on the TSR component of the grants.

[1] As reported in a Current Report on Form 8-K filed on April 14, 2025, Mr. Hussain will resign from his position with the Company effective as of May 2, 2025. As a result, only 13,008 RSU shares have vested. The remaining 26,017 RSU shares and all 58,537 TSR RSU shares will be forfeited.

April 2024 RSU Awards Vesting Terms. Subject to continued service with the Company, the RSUs will vest in equal quarterly installments over three years from the grant date.

April 2024 TSR RSU Awards Performance and Vesting Terms. Fiscal 2025 TSR RSUs are earned and vest based on our TSR performance relative to the S&P 500 Index over the performance period measured from April 15, 2024 to April 5, 2027, up to a maximum 200% of the target award amount. In addition, the amount earned and vesting may be increased by up to 150% based on the Non-GAAP EPS compound annual growth rate ("Non-GAAP EPS CAGR") for the Company measured against the Non-GAAP EPS CAGR for the companies in the peer group (as such peer group is discussed previously under The Role of Peer Groups — Market Analysis) ("EPS Multiplier"). Notwithstanding the foregoing, the maximum payout of the product of (x) the relative TSR payout, multiplied by (y) the EPS Multiplier will not exceed 250% of the target award amount. If the performance targets are met including the Non-GAAP EPS CAGR, the earned shares will all vest on April 15, 2027 (three years from the date of grant), subject to continued service with the Company through such date.

Annual Performance Awards Design Considerations.

The S&P 500 Index was chosen as the relative measure for the TSR RSUs as its results are more stable year over year and the use of this index results in less discretionary revisions by the ECC after the fact than an industry-specific index.

- The semiconductor industry is known for its cyclical nature, which can lead to significant fluctuations in an industry-specific index. This volatility can impact the stability of executive compensation tied to the index and cause large swings in compensation levels from year to year regardless of the performance of the individual executive. In such a case, executives may feel that their compensation is subject to factors beyond their control, leading to frustration and demotivation. To manage the impact of large index swings (which are more likely on an industry specific index), executives may focus on short-term gains for the Company rather than long-term strategic goals. This can be detrimental to the Company's overall health and sustainability.

- In addition, an industry-specific index can be significantly impacted by the merger or acquisition of one or more companies in the index as the financial performance of the merged entity may differ significantly from the individual companies. Fewer companies in the industry-specific index due to significant industry consolidation causes the index to become dependent on a smaller number of companies. A decreasing number of companies may result in the index no longer accurately representing the sector as one or two companies may experience significant price movements, which then can have a larger impact on the overall index. Plus, when there are significant changes to the companies in an industry-specific index, the ECC may be required to use its discretion to deal with the changes. Discretionary decisions can be perceived as opaque by executives and investors, leading to concerns about fairness and consistency. In addition, the use of such discretion can create uncertainty for executives, as they may not have a clear understanding of how their performance will be evaluated and rewarded.

In fiscal 2023, the Company added the Non-GAAP EPS CAGR metric to the performance-based equity awards in response to stockholder feedback that investors prefer that performance-based equity awards use more than one performance metric. The relative TSR and the Non-GAAP EPS CAGR metrics were chosen by the ECC to align the executives long-term interests with those of our stockholders and to avoid redundancy with the metrics used under the AIP. The performance-based metrics are both long-term metrics and use at least a minimum three-year vesting period.

For the TSR component, there will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels, rounded up to the nearest whole share. No shares are earned if TSR is more than 33 percentage points below the Index.

Performance Level	Versus the S&P 500 Index	Payout
Maximum	+33% over	200% of target
Target	Equal to Index	100% of target
Minimum	Greater than -33% under	0% of target

Notwithstanding the foregoing, in the event the Company's actual TSR is negative over the three-year Performance Period, payout of the TSR component will be no more than 100% of target. The foregoing cap does not affect the EPS Multiplier noted below.

For the EPS Multiplier, actual performance will be calculated over a two-year performance period using a straight-line interpolation between the 50th percentile and the 75th percentile (rounding up to the nearest percent). In no circumstance will the EPS Multiplier result in reducing the shares earned under the relative total stockholder return metric. Notwithstanding the foregoing, maximum payout of the product of (x) the relative TSR payout, multiplied by (y) the EPS Multiplier will not exceed 250% of the target award amount.

Percentile Rank in Peer Group	Multiplier
Equal to or less than 50th percentile	100%
50th to 75th percentile	interpolated
At 75th percentile or higher	150%

Measurement and Settlement in Fiscal 2025 of TSR RSUs Granted in Fiscal 2022

The fiscal 2022 TSR RSU awards were based on the achievement of performance objectives relating to the relative TSR of our common stock as compared to the TSR of the companies in the S&P 500 Index over the performance period measured from April 15, 2021 to April 5, 2024. There was a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example, between target and maximum performance), rounded up to the nearest whole share.

Performance Level	Versus the S&P 500 Index	Payout
Maximum	+33% over	200% of target
Target	Equal to the Index	100% of target
Minimum	-33% under	0% of target

In fiscal 2025, each participating named executive officer earned shares at 106% of target corresponding with a TSR of 34.67% compared to the S&P 500 Index TSR of 32.85% for the performance period. These awards were earned and vested in fiscal 2025 as indicated below.

Name	Grant Date	Vest Date	Number of Shares Target	Number of Shares Earned
Matthew J. Murphy*	4/15/2021	4/15/2024	135,302	143,421
Raghib Hussain	4/15/2021	4/15/2024	48,483	51,392
Willem Meintjes**	4/15/2021	4/15/2024	7,893	8,367
Chris Koopmans	4/15/2021	4/15/2024	20,296	21,514
Mark Casper***	—	—	N/A	N/A

———————————

Mr. Murphy deferred settlement of these awards.

** Mr. Meintjes had not yet been promoted to Chief Financial Officer on the date of grant.

*** Mr. Casper was not employed by the Company on the date of grant.

Achievement Under Special Performance-Based Equity Grants to Select Executive Officers

In April and May of 2023, the Company granted performance-based awards to Messrs. Murphy, Hussain and Koopmans (the "Special Performance-Based Equity Grants") that could be earned in four equal tranches based on the sustained achievement of stock price targets of $60, $80, $100, and $120. For a tranche to be earned, the Company's average closing market price of its common stock over a 60-trading day period needs to exceed the stock price associated with that tranche. If a tranche is earned based on the stock price, the number of shares earned may be increased or decreased based on the Company's total shareholder return relative to the S&P 500 Index. After the number of shares earned is determined, the shares vest based on continued service through the 3rd and 5th anniversary of the date of grant (50% of the earned shares on each date). Since these Special Performance-Based Equity Grants were granted in calendar 2023, a detailed description of the terms and conditions of these awards, as well as their purpose, is discussed in the definitive proxy statement for our 2024 Annual Meeting filed with the SEC on May 8, 2024.

In fiscal 2025, the tranches for the $80 and $100 stock price targets of these awards were achieved and certified by our ECC and at the time each was met, our total shareholder return was above the 90th percentile of the S&P 500 index, resulting in each tranche being earned in an amount equal to 120% of the target number of units granted. The number of shares subject to these achieved tranches that were earned in fiscal 2025 were: Mr. Murphy (470,968), Mr. Hussain (149,950), and Mr. Koopmans (74,975). These shares will vest as to 50% of the units earned in each of April 2026 and April 2028 for Mr. Murphy and as to 50% in each of May 2026 and May 2028 for Mr. Koopmans, subject in each case to the executive's continuous employment at the Company through each such vesting date. Mr. Hussain's earned shares will be forfeited as he will not be employed by the Company on the vesting dates.

No Special Equity Awards Granted

After discussion with several of our large institutional stockholders, we have not granted one-time equity awards to any named executive officer (the "NEOs") since May 2023, and, at this time, we intend to rely solely on our annual "refresh" equity award grant cycle for purposes of granting future equity awards to our executives as part of their target total direct compensation opportunities. See "Stockholder Engagement" of this Proxy Statement for more information on our recent stockholder engagement activities.

Share Repurchases Considerations

Historically, the Company has granted TSR RSUs that are earned and vest based on the relative TSR of the Company compared to an appropriate index (TSR RSUs), performance-based RSUs that are earned and vest based on metrics related to the Company's financial statements (Financial Performance Metric RSUs), performance-based RSUs that are earned and vest in whole or in part based on the achievement of a specific stock price, and awards that vest partially based on TSR and partial based on Non-GAAP EPS CAGR. When granting performance-based awards that are earned and vest based on relative TSR, EPS or on the Company's stock price, the ECC takes into account the potential impact that share repurchases may have on the awards.

Other Factors Considered in Determining Executive Compensation

Employment Agreements

See the section in this proxy statement entitled "Employment Contracts, Severance Agreements and Change-in-Control Arrangements" for additional information on the terms of employment, severance and change in control agreements the ECC has approved with respect to the named executive officers. In 2016, the ECC approved entering into a severance agreement with Mr. Murphy concurrently with his commencement of employment, given the recent Board and management changes at the Company at that time. The Company does not have severance agreements in effect with the other named executive officers. The ECC annually reviews market and peer group severance and change in control agreement trends and practices, as well as the Company's severance and change in control agreements and policies.

Change in Control Severance Plan ("CIC Plan")

In June 2016, the ECC recommended, and the Company's Board adopted, the CIC Plan, the purpose of which is to provide specified payments and benefits to certain employees of the Company whose employment is subject to being either involuntarily terminated or voluntarily terminated for Good Reason under the circumstances described in the CIC Plan. The ECC has made several changes to that plan as part of its periodic reviews of competitive market practices and trends. All capitalized terms are as defined in the CIC Plan. A copy of the CIC Plan can be found at Exhibit 10.14 to our Annual Report on Form 10-K as filed with the SEC on March 12, 2025.

The ECC designed the CIC Plan to protect key employees involved in evaluating certain transactions in order to facilitate a clear focus on what is best for stockholders by making the executives neutral to a potential transaction. The protections offered by tier were developed in consideration of competitive market practice and trends, and the Company executives were slotted into tiers based on the ongoing executive team structure. Benefits are only payable upon the occurrence of an Involuntary Termination of employment during the period beginning on the signing of a definitive agreement to sell the Company and ending on the date that is 24 months following the Change in Control (i.e., double trigger).

The ECC has designated the following named executive officers as participants in the CIC Plan at the levels set forth following their names: Matthew J. Murphy (Tier 1); Raghib Hussain (Tier 2); Willem Meintjes (Tier 2); Chris Koopmans (Tier 2); and Mark Casper (Tier 2). Benefits payable with respect to the various tiers may be found in the section of this proxy statement entitled "Employment Contracts, Severance Agreements and Change-in-Control Arrangements."

Equity Grant Practices Policy

Our Board has adopted a policy with respect to our equity award grant practices. Our current policy covers, among other things, the following:

- The ECC, or a subcommittee thereof, has the authority to approve equity award grants to employees, provided that only the ECC (and not a subcommittee thereof) may approve equity award grants to our executive officers.
- Equity award grants to newly hired employees are made monthly during regularly scheduled ECC or subcommittee meetings. An equity award proposal is generally prepared for consideration by the 15th day of the month following the month of the new employee's

date of hire and granted using the average closing price of the Company's common stock for the 30 trading days prior to the grant date. These awards may only be granted by the ECC or a subcommittee of the ECC and are typically based upon a set of guidelines established by the human resources department and reviewed by the ECC on the recommendation of the Chief Executive Officer.

- Annual equity award grants to employees are generally made after the annual performance review process is completed and are generally scheduled to be made on the 15th of April.

- The Company discontinued granting stock options during 2016 (other than in certain cases in connection with the conversion of options in a merger or other acquisition ("M&A") transaction) and has granted RSUs in lieu thereof. If the Company should grant stock options (other than in connection with an M&A transaction), such grants are to be granted during an "open window." This restriction does not apply to RSUs or other types of equity awards that do not include an exercise price related to the market price of our securities on the date of grant. Other than with respect to annual equity award grants or as otherwise approved by the ECC, any equity award grants to executive officers are generally made during an "open window." All stock option grants must have an exercise price per share no less than the per share fair market value of our shares of common stock on the date of grant, as determined under the appropriate U.S. financial accounting rules and the applicable rules and regulations under the U.S. securities laws.

Policy Concerning Recoupment of Executive Officer Incentives Following Restatement

In fiscal 2024, we amended our Clawback Policy to comply with Nasdaq Listing Rule 5608 and Exchange Act Rule 10D-1 and as result we increased the scope of the compensation subject to the clawback to include certain types of performance-based equity awards. Under the amended policy, in the event that the Company is required to prepare an accounting restatement of its reported financial results due to the Company's material noncompliance with any financial reporting requirement under the United States securities laws, the Company will require its current and former executive officers to reimburse all or any portion of the Incentive Compensation (defined below) earned by or paid to such executive officers for the period of such restatement (but in no event to exceed the three fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement) that would not have otherwise been paid or earned based upon the restated financial results.

"Incentive Compensation" generally means any compensation granted, earned or vested based in whole or in part on the Company's attainment of any Financial Reporting Measure.

"Financial Reporting Measure" means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure derived wholly or in part from such financial information (including, but not limited to, non-GAAP financial measures). For the avoidance of doubt, Financial Reporting Measures shall include any measure based in whole or in part on the Company's stock price or total stockholder return.

Any right of recoupment under the Clawback Policy is in addition to, and is not in lieu of, any actions imposed by law enforcement agencies, regulators including the Securities and Exchange Commission, Nasdaq, or other authorities.

A copy of the Clawback Policy can be found at Exhibit 97 to our Annual Report on Form 10-K as filed with the SEC on March 12, 2025.

Stock Ownership Guidelines for Executive Officers

Our Board has established equity ownership guidelines for our executive officers designed to encourage long-term stock ownership and more closely link their interests with those of our other stockholders. These guidelines provide that the executive officers should hold shares of common stock equal in value to (i) six times the annual base salary for the Chief Executive Officer, and (ii) three times their respective annual base salary for the other executive officers. Executive officers have five years to satisfy the guidelines from June 24, 2020, or the date such person is designated as being subject to the guidelines, whichever is later. The Board reviews progress against these guidelines annually and updates them as appropriate. The Board or the N&G Committee may discuss with the executive the reasons for a shortfall if it occurs more than five years after an executive officer becomes subject to the guidelines and more than three years after a promotion increases the guidelines expectation. While below the applicable guidelines, at any time, there is a minimum holding expectation for 50% of the net after tax shares following vesting of RSUs and performance-based RSUs, including TSR RSUs, until the applicable guideline is met. The 50% holding expectation also applies if an executive officer is short of the guideline following a promotion, change in base salary, or guideline policy change. All of our executive officers met, or were on target to meet, within the required timeframe, the ownership guidelines as of our fiscal year-end. We include equity that has been earned but for which settlement has been deferred in the calculation, but we exclude unvested performance-based equity (whether earned or unearned), and unexercised options when determining if the guidelines have been satisfied.

Insider Trading/Anti-Hedging and Anti-Pledging Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by employees, officers, and directors of, and consultants and contractors to, us or any of our subsidiaries, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company.

All employees, officers, and directors of, and consultants and contractors to, us or any of our subsidiaries are subject to our Insider Trading Prohibition Policy and Guidelines. The policy prohibits the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of material nonpublic information in securities trading. The policy also includes specific anti-pledging and anti-hedging provisions described in more detail below.

To ensure compliance with the policy and applicable federal and state securities laws, it is our policy that certain identified insiders, which include the named executive officers and directors, must refrain from the purchase or sale of our securities except in designated trading windows or pursuant to preapproved Exchange Act Rule 10b5-1 trading plans. Even during an open trading window period, certain identified insiders, which include the named executive officers and directors, must comply with our designated pre-clearance policy prior to trading in our securities.

All members of the Board, all employees (including executive officers) of, and consultants and contractors to, the Company (collectively, "Insiders") are prohibited from engaging in "short sales" of our securities or in trading "derivative securities" tied to our securities. We define a "derivative security" generally to be any security, the value of which is dependent to some degree on another security. Examples of the most common types of derivative securities include "warrants," "puts," and "calls." Stock options or other securities issued pursuant to Company benefit plans or other compensatory arrangements with the Company are not subject to this prohibition. Insiders are also prohibited from purchasing any other financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, and collars), or engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our stock. Insiders are permitted to invest in publicly offered funds that hold our stock, including mutual funds and exchange traded funds ("ETFs"), that are actively managed by an independent fund manager. Insiders are prohibited from investing in exchange funds also known as swap funds. An "exchange fund" allows an investor to "exchange" an individual stock, such as our stock, for shares in a fund of many pooled stocks. In addition, Insiders are prohibited from buying or selling interests in funds containing our securities on the basis of material nonpublic information about us.

Our executive officers and certain other insiders are prohibited from holding Marvell securities in a margin account or pledging Marvell securities as collateral for a loan.

A copy of the Insider Trading Prohibition Policy and Guidelines can be found at Exhibit 19 to our Annual Report on Form 10-K, as filed with the SEC on March 12, 2025.

Tax Considerations

Under Section 162(m) of the Internal Revenue Code, the Company may not take a tax deduction for any compensation paid to its executive officers who are subject to Section 162(m) in excess of $1,000,000. Our ECC may consider the deductibility of compensation when making decisions but may authorize the payment of compensation that is not deductible when it believes it to be appropriate and in the best interests of the Company and our stockholders.

Accounting Considerations

We are required to estimate and record an expense for each equity award over its vesting period. The ECC may take into account the effect of the compensation expense under FASB ASC Topic 718 when making grants of equity compensation to our employees.

COMPENSATION COMMITTEE REPORT

The information contained in the Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates the information by reference in such filing.

The ECC has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussions, the ECC has recommended to our Board that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended February 1, 2025 (incorporated by reference) and this proxy statement.

The Executive Compensation Committee:

Robert Switz, Chair
Tudor Brown
Richard Wallace

Compensation of Named Executive Officers

Fiscal 2025 Summary Compensation Table

In accordance with SEC rules, our named executive officers include the following: (1) the individual who served as our principal executive officer during the fiscal year; (2) the individual who served as our principal financial officer during the fiscal year; and (3) the three most highly compensated executive officers other than our principal executive officer and principal financial officer as of the end of the fiscal year.

The following table shows the compensation earned by our named executive officers for the fiscal years noted.

Name and Principal Position	Fiscal Year	Salary	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation ($)[3]	Total ($)
Matthew J. Murphy Board Chairman, President and Chief Executive Officer	2025	1,178,942	—	27,863,106	3,109,440	8,654	32,160,142
	2024	1,138,698	—	41,792,162	2,226,400	5,780	45,163,040
	2023	1,058,154	—	19,197,984	2,180,660	5,780	22,442,578
Raghib Hussain President, Products and Technologies	2025	695,673	—	9,299,932	1,046,976	5,780	11,048,361
	2024	668,269	—	14,609,140	675,000	15,805	15,968,214
	2023	633,231	—	11,677,149	665,200	5,780	12,981,360
Willem Meintjes Chief Financial Officer	2025	648,269	—	7,307,015	852,800	5,780	8,813,864
	2024	632,590	—	4,579,338	619,520	5,780	5,837,228
	2023	440,646	—	6,617,010	380,210	5,780	7,443,646
Chris Koopmans Chief Operating Officer	2025	597,404	—	7,971,305	897,408	7,290	9,473,407
	2024	576,346	—	9,757,811	555,750	5,780	10,895,687
	2023	528,154	—	9,063,831	575,020	5,780	10,172,785
Mark Casper* Chief Legal Officer and Secretary	2025	524,808	—	3,985,653	688,406	7,230	5,206,097
	2024	492,692	—	2,943,844	450,000	5,780	3,892,316

---

* Mr. Casper was not an executive officer in fiscal 2023.

[1] The dollar value of the equity grants shown in this column represents the grant date fair value calculated on the basis of the fair market value of the underlying shares of common stock in accordance with FASB ASC Topic 718, with the dollar value of the performance-based RSUs based on target performance (i.e., the probable achievement level as of the grant date). The actual value that a named executive officer will realize on each time-based award and performance-based award will depend on the price per share of our shares of common stock at the time shares received in settlement of the awards are sold. There can be no assurance that the actual value realized by a named executive officer will be at or near the grant date fair value of the time-based or performance-based RSUs awarded.

In addition to the information in the Summary Compensation Table above, for performance-based RSUs, where the number ultimately issuable may vary, the following table shows the number of shares issuable and the grant date fair value at maximum performance.

	Number of Shares Issuable at Maximum Performance (#)	Estimated Future Payout at Maximum Performance ($)
Matthew J. Murphy	487,805	22,217,567
Raghib Hussain	146,343	6,665,316
Willem Meintjes	114,983	5,236,993
Chris Koopmans	125,435	5,713,063
Mark Casper	62,718	2,856,531

[2] The amounts shown in this column represent annual cash incentive awards earned by the named executive officers under the AIP. Further information regarding the fiscal 2025 awards is included in the section entitled "Executive Compensation Program for Fiscal 2025 — Annual Incentive Plan (AIP)" in the Compensation Discussion and Analysis section of this proxy statement.

[3] The amounts shown in this column for fiscal 2025 include, for each named executive officer, the Company's 401(k) plan matching contributions in the amount of $5,000 and premiums for basic life insurance in the amount of $780. In addition, the total includes amounts paid in connection with a supplemental executive health plan for Messrs. Murphy, Koopmans, and Casper.

Grants of Plan-Based Awards in Fiscal 2025 Table

The following table shows the plan-based equity and non-equity awards for fiscal 2025 for our named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Stock Awards Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Matthew J. Murphy	—	0	2,370,000	4,740,000	—	—	—	—	—
	4/15/2024	—	—	—	—	—	—	83,624	5,645,540
	4/15/2024	—	—	—	0	195,122	487,805	—	22,217,567
Raghib Hussain	—	0	700,000	1,400,000	—	—	—	—	—
	4/15/2024	—	—	—	—	—	—	39,025	2,634,617
	4/15/2024	—	—	—	0	58,537	146,343	—	6,665,316
Willem Meintjes	—	0	650,000	1,300,000	—	—	—	—	—
	4/15/2024	—	—	—	—	—	—	30,662	2,070,022
	4/15/2024	—	—	—	0	45,993	114,983	—	5,236,993
Chris Koopmans	—	0	600,000	1,200,000	—	—	—	—	—
	4/15/2024	—	—	—	—	—	—	33,450	2,258,243
	4/15/2024	—	—	—	0	50,174	125,435	—	5,713,063
Mark Casper	—	0	477,000	954,000	—	—	—	—	—
	4/15/2024	—	—	—	—	—	—	16,725	1,129,121
	4/15/2024	—	—	—	0	25,087	62,718	—	2,856,531

[1] The amounts represent the threshold, target, and maximum dollar payouts under our AIP for fiscal 2025. There is no payout at threshold performance. Actual amounts earned are shown in the "Non-Equity Incentive Compensation" column of the preceding Summary Compensation Table of this proxy statement. Further information regarding this plan is included in the section entitled "Executive Compensation Program for Fiscal 2025 — Annual Incentive Plan (AIP)" in the Compensation Discussion and Analysis section of this proxy statement.

[2] The fiscal 2025 TSR RSU awards are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over a three-year performance period. There will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example, between minimum and target performance), rounded up to the nearest whole share. The payout is zero for performance achievement at negative 32.99% relative TSR. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth during the applicable measurement period relative to the members of a custom peer group. Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release.

[3] These RSUs vest in equal quarterly installments over three years following the grant date.

[4] The dollar value of stock awards shown represents the grant date fair value calculated on the basis of the fair market value of the underlying shares of common stock on the grant date in accordance with FASB ASC Topic 718, with the dollar value of the performance-based RSUs based on target performance (i.e., the probable achievement level as of the grant date). The actual value that a named executive officer will realize on each stock award will depend on the price per share of our shares of common stock at the time shares underlying the stock awards are sold. There can be no assurance that the actual value realized by a named executive officer will be at or near the grant date fair value of the stock awarded.

Outstanding Equity Awards at Fiscal 2025 Year-End

Time-Based and Performance-Based Restricted Stock Units at Fiscal Year-End

	Stock Awards			
Name	Number of RSUs That Have Not Vested (#)[(1)]	Market Value of RSUs That Have Not Vested ($)[(2)]	Equity Incentive Plan Awards: Number of Unearned RSUs That Have Not Vested (#)[(3)]	Equity Incentive Plan Awards: Market Value of Unearned RSUs That Have Not Vested ($)[(4)]
Matthew Murphy	6,151[(5)]	694,202	—	—
	—	—	172,216[(6)]	19,436,298
	55,192[(7)]	6,228,969	—	—
	—	—	309,071[(8)]	34,881,753
	706,448[(9)]	79,730,173	196,235[(10)]	22,147,082
	62,718[(11)]	7,078,353	—	—
	—	—	195,122[(12)]	22,021,469
Raghib Hussain	3,171[(5)]	357,879	—	—
	—	—	57,078[(6)]	6,441,823
	—	—	77,073[(13)]	8,698,459
	26,574[(7)]	2,999,142	—	—
	—	—	95,665[(8)]	10,796,752
	224,925[(14)]	25,385,036	62,478[(15)]	7,051,267
	29,269[(11)]	3,303,299		
	—	—	58,537[(12)]	6,606,486
Willem Meintjes	766[(5)]	86,451	—	—
	—	—	13,778[(6)]	1,554,985
	—	—	16,601[(13)]	1,873,589
	10,206[(16)]	1,151,849	—	—
	—	—	45,926[(17)]	5,183,208
	17,171[(7)]	1,937,919	—	—
	—	—	61,815[(8)]	6,976,441
	22,997[(11)]	2,595,441	—	—
	—	—	45,993[(12)]	5,190,770
Chris Koopmans	3,554[(5)]	401,104	—	—
	—	—	39,364[(6)]	4,442,621
	—	—	53,358[(13)]	6,021,984
	22,486[(7)]	2,537,770		
	—	—	80,948[(8)]	9,135,791
	112,463[(14)]	12,692,574	31,239[(15)]	3,525,634
	25,088[(11)]	2,831,432	—	—
	—	—	50,174[(12)]	5,662,638
Mark Casper	9,943[(18)]	1,122,167	—	—
	1,203[(5)]	135,771	—	—
	—	—	21,650[(6)]	2,443,419
	5,187[(19)]	585,405	—	—
	—	—	29,644[(13)]	3,345,622
	11,039[(7)]	1,245,862	—	—
	—	—	39,738[(8)]	4,484,831
	12,544[(11)]	1,415,716	—	—
	—	—	25,087[(12)]	2,831,319

Options at Fiscal Year-End ("FYE")

Name	Option Awards Number of Securities Underlying Unexercised Options: Exercisable	Number of Securities Underlying Unexercised Options: Unexercisable	Options: Excise Price	Option Expiration Date
Raghib Hussain	116,024	—	$16.32	2/11/2027

[1] In addition to time-based RSUs, this column also includes performance-based awards granted under our equity incentive plan for which the relevant performance condition has been satisfied but remain subject to continued time-based vesting.

[2] The price per share of our shares of common stock on the last trading day of fiscal 2025 was $112.86 as reported on the Nasdaq Global Select Market on January 31, 2025. The market value of the unvested RSUs is equal to the applicable number of RSUs multiplied by $112.86.

[3] Performance-based awards granted under our equity incentive plan are reported in this column at target for awards with expected payouts above threshold but below target. Awards with expected payouts above target payout are reported at maximum payout.

[4] The market value of the awards is based on the target payout using the closing price of our common stock as of January 31, 2025, which was $112.86.

[5] These RSUs granted on April 15, 2022 vested in full on April 15, 2025.

[6] The fiscal 2023 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from April 15, 2022 to April 5, 2025. There will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth from fiscal 2022 to fiscal 2024 relative to the members of a custom peer group (20 companies). Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. The starting point for measuring EPS growth will be the 4 quarters ended on or prior to Marvell's FYE 2022, and the ending point will be the 4 quarters ended on or prior to Marvell's FYE 2024. The grant fully vested on April 15, 2025 at a payout level of 84% of target.

[7] These RSUs granted on April 15, 2023 will vest in 5 remaining equal quarterly instalments from April 15, 2025 through April 15, 2026.

[8] The fiscal 2024 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from April 15, 2023 to April 5, 2026. There will be a straight-line interpolation of the payout percentages for TSR between each payout levels (for example, between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth from fiscal 2023 to fiscal 2025 relative to the members of a custom peer group (20 companies). Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. The starting point for measuring EPS growth will be the 4 quarters ended on or prior to Marvell's FYE 2023, and the ending point will be the 4 quarters ended on or prior to Marvell's FYE 2025. If the performance target is met, the earned shares will vest on April 15, 2026.

[9] These shares of the Special Performance-Based Equity Grant have met the first hurdle and will vest evenly on April 15, 2026 and April 15, 2028.

[10] The Special Performance-Based Equity Grant has a five-year performance period starting on April 15, 2023. These shares have 1 tier of price targets remaining ($120) and a Total Stockholder Return Adjustment (described below). 33.3% of the outstanding shares will be eligible to vest upon the achievement of each price target tranche. Performance achievement of a price target tranche shall occur once the average closing trading price for the Company's common stock over a period of 60 trading days equals or exceeds the applicable price target for that tranche.

Tranche	Price Target	% of Outstanding
4	$120	100.0%

If performance achievement of a price target tranche has been achieved, the number of earned RSUs applicable to that price target tranche will be adjusted (higher, no adjustment, or lower) based on the Company's Total Stockholder Return as compared to the total stockholder return of the companies included in (as of the grant date) the S&P 500 Index as measured from the grant date to that tranche's applicable tranche achievement date as shown in the below table.

Performance Level	Versus the S&P 500 Index	Adjustment
Maximum	90th Percentile or higher	+20%
Target	25th Percentile to 89th Percentile	No Adjustment
Minimum	Less than 25th Percentile	-20%

Once the number of achieved RSUs of a tranche have been determined and certified, those achieved RSUs will generally vest in accordance with the following schedule:

- 50% of the achieved RSUs will vest on the later of (i) the 3-year anniversary of the grant date or (ii) the 15th day of the month after the performance achievement date, subject to the executive remaining employed at the Company on such date; and

- The remaining 50% of achieved RSUs will vest on the 5-year anniversary of the grant date (i.e., the last day of the performance period), subject to the executive remaining employed at the Company on such date.

[11] These RSUs granted on April 15, 2024 will vest in 9 remaining equal quarterly instalments from April 15, 2025 through April 15, 2027.

[12] The fiscal 2025 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from April 15, 2024 to April 5, 2027. There will be a straight-line interpolation of the payout percentages for TSR between each payout levels (for example between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth from fiscal 2024 to fiscal 2026 relative to the members of a custom peer group (20 companies). Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. The starting point for measuring EPS growth will be the 4 quarters ended on or prior to Marvell's FYE 2024, and the ending point will be the 4 quarters ended on or prior to Marvell's FYE 2026. If the performance target is met, the earned shares will vest on April 15, 2027.

[13] The fiscal 2023 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from December 15, 2022 to December 5, 2025. There will be a straight-line interpolation of the

payout percentages for TSR between each of the payout levels (for example between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth from fiscal 2023 Q3 to fiscal 2025 Q3 relative to the members of a custom peer group (20 companies). Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. The starting point for measuring EPS growth will be the 4 quarters ended on or prior to Marvell's fiscal 2023 Q3, and the ending point will be the 4 quarters ended on or prior to Marvell's FYE 2024. If the performance target is met, the earned shares will vest on December 15, 2025.

(14) These shares of the Special Performance-Based Equity Grant have met the first hurdle and will vest evenly on May 15, 2026 and May 15, 2028.

(15) The Special Performance-Based Equity Grant has a five-year performance period starting on May 15, 2023. These shares have 1 tier of price targets remaining ($120) and a Total Stockholder Return Adjustment (described below). 33.3% of the outstanding shares will be eligible to vest upon the achievement of each price target tranche. Performance achievement of a price target tranche shall occur once the average closing trading price for the Company's common stock over a period of 60 trading days equals or exceeds the applicable price target for that tranche.

Tranche	Price Target	% of Outstanding
4	$120	100.0%

If performance achievement of a price target tranche has been achieved, the number of earned RSUs applicable to that price target tranche will be adjusted (higher, no adjustment, or lower) based on the Company's Total Stockholder Return as compared to the total stockholder return of the companies included in (as of the grant date) the S&P 500 Index as measured from the grant date to that tranche's applicable tranche achievement date as shown in the below table.

Performance Level	Versus the S&P 500 Index	Adjustment
Maximum	90th Percentile or higher	+20%
Target	25th Percentile to 89th Percentile	No Adjustment
Minimum	Less than 25th Percentile	-20%

Once the number of achieved RSUs of a tranche have been determined and certified, those achieved RSUs will generally vest in accordance with the following schedule:

- 50% of the achieved RSUs will vest on the later of (i) the 3-year anniversary of the grant date or (ii) the 15th day of the month after the performance achievement date, subject to the executive remaining employed at the Company on such date; and

- The remaining 50% of achieved RSUs will vest on the 5-year anniversary of the grant date (i.e., the last day of the performance period), subject to the executive remaining employed at the Company on such date.

(16) These RSUs granted on January 15, 2023 will vest in 4 remaining equal quarterly instalments from April 15, 2025 through January 15, 2026.

(17) The fiscal 2023 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from December 15, 2022 to December 5, 2025. There will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example, between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth from fiscal 2023 Q3 to fiscal 2025 Q3 relative to the members of a custom peer group (20 companies). Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. The starting point for measuring EPS growth will be the 4 quarters ended on or prior to Marvell's fiscal 2023 Q3, and the ending point will be the 4 quarters ended on or prior to Marvell's FYE 2024. If the performance target is met, the earned shares will vest on January 15, 2026.

(18) These RSUs granted on November 15, 2021 will vest in 4 remaining equal quarterly instalments from February 15, 2025 through November 15, 2025.

(19) These RSUs granted on October 15, 2022 will vest in 3 remaining equal quarterly instalments from April 15, 2025 through October 15, 2025.

Stock Vested in Fiscal 2025

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Matthew J. Murphy	88,584	7,178,730
Raghib Hussain	98,397	7,446,496
Willem Meintjes	43,576	3,566,278
Chris Koopmans	63,464	5,016,428
Mark Casper	34,680	2,838,829

(1) Value realized on vesting equals the number of vested shares multiplied by the stock price of the Company's shares on the vesting date.

Options Exercised in Fiscal 2025

No options were exercised in fiscal 2025.

Pension Benefits and Nonqualified Deferred Compensation

None of our named executive officers received any pension benefits during fiscal 2025.

None of our named executive officers contributed to or received earnings from a nonqualified deferred compensation plan during fiscal 2025.

Our 1995 Stock Option Plan allows executive officers and directors to defer settlement of vested equity grants. In fiscal 2022, Mr. Murphy deferred settlement of a performance-based equity grant that would have otherwise vested and settled on April 15, 2024. See Section entitled "Measurement and Settlement in Fiscal 2025 of TSR RSUs Granted in Fiscal 2022" of this proxy statement for additional information about the grant that was deferred by Mr. Murphy. Information on the earnings and value of such deferred compensation is provided in the table below.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive contributions in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)
Matthew Murphy, Chief Executive Officer[1]	9,735,417	—	973,417	—	16,186,494

[1] The amounts in the above table were not reported as compensation in the Fiscal 2025 Summary Compensation Table. Equity grants are reported in the Summary Compensation Table in the year granted, which in the case of the above grant for which settlement was deferred was fiscal 2022.

Chief Executive Officer Pay Ratio

Pursuant to Item 402(u) of Regulation S-K, we are required to disclose the ratio of the annual total compensation of our principal executive officer to the annual total compensation of our median employee. During fiscal 2025, the principal executive officer of the Company was our Chairman, President and Chief Executive Officer, Matthew J. Murphy. For fiscal 2025, Mr. Murphy's annual total compensation, as disclosed in the Summary Compensation Table, was $32,160,142 and our median employee's annual total compensation was $171,377, resulting in a pay ratio of approximately 188 to 1.

In accordance with Item 402(u) of Regulation S-K we identified the median employee as of December 30, 2024 by (i) aggregating for each applicable employee (A) annual base salary for salaried employees (or hourly rate multiplied by the estimated annual work schedule, for hourly employees), (B) the target incentive compensation, and (C) the estimated grant date fair value for employee equity awards granted in the fiscal year and ranking this compensation measure for our employees from lowest to highest. Amounts paid in foreign currencies were converted into U.S. Dollars using the average annual exchange rate as of the determination date, and we annualized the compensation of permanent employees that worked for less than the full year. This calculation was performed for all employees of the Company as of December 30, 2024, excluding Mr. Murphy.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Employment Contracts, Severance Agreements and Change-in-Control Arrangements

During fiscal 2025, we had the following agreements with our named executive officers:

Matthew J. Murphy. As part of the offer letter that the Company entered into in connection with the recruitment of Mr. Murphy as President and Chief Executive Officer in 2016, the Company entered into a Severance Agreement with Mr. Murphy that provides for certain severance benefits should he be terminated in the future. Following the Company's annual review of executive severance agreements, during fiscal 2024, the parties extended the agreement's duration until April 15, 2028. The terms of the amended Severance Agreement are summarized below.

If Mr. Murphy's employment is terminated by the Company for other than "Cause" or if he resigns for "Good Reason" (both as defined in the Severance Agreement), provided he executes and does not revoke a release of claims in a form provided by the Company, he will receive: (a) a lump sum separation payment equal to the sum of two times his then annual base salary, (b) 100% of his target cash incentive, (c) reimbursement for 12 months of medical insurance premiums, and (d) acceleration of certain equity grants as described below. For each "Equity Award" (as defined in the Severance Agreement): Notwithstanding anything to the contrary in any plan, agreement, or arrangement governing an Equity Award, (a) for each Equity Award subject only to time-based vesting, the vesting will be accelerated as if he had remained employed through the date 18 months following the termination of employment date, (b) for each Equity Award subject to performance-based vesting to the extent performance measurement has been completed and shares based on that performance will vest thereafter solely based on time, the vesting will be accelerated as if he had remained employed through the date 18 months following the termination of employment date, (c) for each Equity Award subject to performance-based vesting to the extent the performance measurement has not been completed, then the vesting of shares subject to each Equity Award will be accelerated by multiplying the number of shares at Target by the Pro Rata Acceleration Fraction (as defined below), and (d) for each Equity Award subject to performance-based vesting to the extent one but not all of the performance measurement components have been completed, then the vesting of shares subject to each such Equity Award will be accelerated by (i) multiplying the number of shares at Target by the Pro Rata Acceleration Fraction (as defined below) the result of which is then multiplied by the completed performance measurement. The Pro Rata Acceleration Fraction means the fraction in which the numerator is the number of days elapsed starting on the date of grant of the Equity Award until termination of employment in accordance with the Severance Agreement divided by the total number of days in the performance measurement period (provided, however, in the event there are 2 performance measurement periods for a particular Equity Award, then the longest period is used for purposes of the Pro Rata Acceleration Fraction). For purposes of this Agreement "Equity Award" means any equity awards covering shares of the Company's common stock, including stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, performance shares and/or any other equity-based awards. The amended Severance Agreement shall terminate upon the later of (i) April 15, 2028, or (ii) if Mr. Murphy is terminated involuntarily by the Company without Cause prior to April 15, 2028, the date that all of the obligations of the parties hereto with respect to this agreement have been satisfied.

Mr. Murphy is also a Tier 1 participant in the Company's CIC Plan, which provides the following benefits upon an "Involuntary Termination" within the time period beginning on the date that the Company enters into a definitive agreement whose consummation would result in a Change in Control and ending on the date that is 24 months following the Change in Control: (i) lump sum payment equal to 24 months of annual base salary, (ii) 200% of annual target cash incentive for the fiscal year in which an involuntary termination occurs, (iii) annual target cash incentive for the fiscal year in which an involuntary termination occurs pro-rated for the number of full months employed during the fiscal year, (iv) acceleration of 100% of outstanding and unvested equity awards (with performance-based equity awards subject to adjustment as set forth in the CIC Plan), and (v) reimbursement of 24 months of continued health coverage. If the provisions of the Company's CIC Plan are triggered in connection with termination of his employment and he receives the severance benefits provided therein, he will not be eligible for the severance payments under the severance agreement.

For purposes of the Company's CIC Plan, an "Involuntary Termination" means a termination by a participant for "Good Reason" (as defined in the CIC Plan), or a termination of the participant's employment by the Company for reason other than "Cause", death or "Disability" (each, as defined in the CIC Plan).

Raghib Hussain, Willem Meintjes, Chris Koopmans, and Mark Casper. Messrs. Hussain, Meintjes, Koopmans, and Casper are Tier 2 participants in the Company's CIC Plan, which provides the following benefits upon an "Involuntary Termination" within the time period beginning on the date that the Company enters into a definitive agreement whose consummation would result in a Change in Control and ending on the date that is 24 months following the Change in Control: (i) lump sum payment equal to 18 months of annual base salary, (ii) 150% of annual target cash incentive for the fiscal year in which an involuntary termination occurs, (iii) annual target cash incentive for the fiscal year in which an involuntary termination occurs pro-rated for the number of full months employed during the fiscal year, (iv) acceleration of 100% of outstanding and unvested equity awards (with performance-based equity awards subject to adjustment as set forth in the CIC Plan), and (v) reimbursement of 18 months of continued health coverage.

Indemnification Arrangements

We have entered into a standard form of indemnification agreement with each of our named executive officers and directors. A copy of our form of indemnification agreement can be found at Exhibit 10.1 to our Annual Report on Form 10-K as filed with the SEC on March 12, 2025.

Potential Payments on Termination or Change in Control

The following table shows the potential payments upon termination of employment or a change in control for the named executive officers. The terms of the CIC Plan applicable to each executive and the terms of any severance agreements, if any, are set forth above in the section entitled "Employment Contracts, Severance Agreements and Change-in-Control Arrangements." The table assumes that (i) the triggering event took place on January 31, 2025, the last business day of fiscal 2025; (ii) the value of RSU acceleration is computed by multiplying the market price of our common stock on the last trading day of fiscal 2025, which was January 31, 2025 ($112.86), by the number of unvested restricted stock units that are subject to acceleration; and (iii) the pro-rata cash incentive was earned at target for each individual. Amounts actually received if any of our named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, the Company's stock price, the named executive officer's age, performance under the terms of applicable performance-based awards, and any changes to our benefit arrangements and policies.

Named Executive Officer	Involuntary Termination Other than for "Cause" or Voluntary Termination for "Good Reason" with No Change in Control ($)[1]	Involuntary Termination In connection with Change in Control or Voluntary Termination for "Good Reason" following Change in Control ($)
Matthew J. Murphy		
Cash Severance	2,370,000	2,370,000
Cash Incentive	2,370,000	4,740,000
Pro-Rata Cash Incentive	—	2,370,000
Intrinsic Value of Equity Acceleration	104,862,176	174,671,168[2]
Health and Welfare Benefits	28,405	56,810
Total	**109,630,581**	**184,207,978**
Raghib Hussain	**—**	
Cash Severance	—	1,050,000
Cash Incentive	—	1,050,000
Pro-Rata Cash Incentive	—	700,000
Intrinsic Value of Equity Acceleration	—	69,168,922[2]
Health and Welfare Benefits	—	53,647
Total	**—**	**72,022,569**

Named Executive Officer	Involuntary Termination Other than for "Cause" or Voluntary Termination for "Good Reason" with No Change in Control ($)[1]	Involuntary Termination In connection with Change in Control or Voluntary Termination for "Good Reason" following Change in Control ($)
Willem Meintjes		
Cash Severance	—	975,000
Cash Incentive	—	975,000
Pro-Rata Cash Incentive	—	650,000
Intrinsic Value of Equity Acceleration	—	26,714,824[2]
Health and Welfare Benefits	—	43,951
Total	**—**	**29,358,775**
Chris Koopmans	—	
Cash Severance	—	900,000
Cash Incentive	—	900,000
Pro-Rata Cash Incentive	—	600,000
Intrinsic Value of Equity Acceleration	—	45,577,463[2]
Health and Welfare Benefits	—	53,662
Total	**—**	**48,031,125**
Mark Casper	—	
Cash Severance	—	795,000
Cash Incentive	—	715,500
Pro-Rata Cash Incentive	—	477,000
Intrinsic Value of Equity Acceleration	—	17,194,810[2]
Health and Welfare Benefits	—	53,662
Total	**—**	**19,235,972**

[1] If the termination is in connection with a Change in Control, the terms of the CIC Plan apply, and no payments are due under any of the severance agreements described above.

[2] The following assumptions were made in connection with the stock payouts: The performance grants were calculated at the tracking % as of 01/31/2025: fiscal 2023 TSR granted on April 15, 2023 at 68%, fiscal 2023 TSR granted on December 15, 2022 and January 15, 2023 at 200%, fiscal 2024 TSR at 200% and the fiscal 2025 TSR at 164%.

Life Insurance and Acceleration

Each executive's estate or designated beneficiary would be eligible to receive a life insurance payment upon death. This life insurance benefit is provided to all salaried employees at the rate of two-and-a-half times annual base salary (rounded to the higher multiple of $1,000) or $1,000,000, whichever is less.

In addition, pursuant to the Equity Award Death and Disability Acceleration Policy adopted in February 2018 and applicable to all persons who hold equity under the 1995 Stock Option Plan, upon the death or "disability" (as defined in the policy) of the holder of an equity award, the vesting of the equity award will be accelerated as follows:

- for any equity award subject only to time-based vesting, 100% of the shares subject to the equity award;
- for any equity award subject to performance-based vesting where the performance period has been completed, 100% of the shares subject to the portion of the equity award that has become eligible to vest based on actual performance for the performance period; and
- for any equity award subject to performance-based vesting where the performance period has not been completed, 100% of the shares subject to the portion of the equity award that would become eligible to vest based on performance at 100% of target levels for the performance period.

Named Executive Officer	Potential Value ($)[1]
Matthew J. Murphy	170,071,217
Raghib Hussain	64,588,875
Willem Meintjes	26,550,654
Chris Koopmans	43,725,914
Mark Casper	17,610,110

[1] Excludes life insurance payment which is provided to all salaried employees.

Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of our Company, illustrating pay versus performance, or PVP.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Fiscal Year	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO	Average Summary Compensation Table Total for non-PEO NEOs	Average Compensation Actually Paid to non-PEO NEOs	Total Shareholder Return	Peer Group Total Shareholder Return	Net Income ($M)	Marvell TSR Relative to S&P 500 TSR
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	$32,160,142	$144,383,348	$ 8,635,432	$35,103,944	$480.7	$299.0	$(885.0)	44.1
2024	$45,163,040	$119,693,800	$ 8,524,389	$22,930,328	$286.8	$256.1	$(933.4)	29.5%
2023	$22,442,578	$ (7,825,315)	$10,060,637	$ 1,326,725	$187.0	$171.7	$(163.5)	-26.3%
2022	$15,510,223	$ 57,345,982	$ 5,938,147	$16,708,351	$278.9	$189.8	$(421.0)	8.4%
2021	$14,615,795	$ 88,303,946	$ 4,064,191	$23,663,552	$215.5	$164.0	$(277.3)	98.3%

In the above table, Mr. Murphy is the PEO for fiscal years 2021-2025. The non-PEO named executive officers reflect the following individuals in each year:

2025: Raghib Hussain, Willem Meintjes, Chris Koopmans, and Mark Casper.

2024: Raghib Hussain, Willem Meintjes, Chris Koopmans, Sandeep Bharathi, and Mark Casper.

2023: Raghib Hussain, Willem Meintjes and Jean Hu (each serving as CFO for part of the fiscal year), Chris Koopmans and Dan Christman.

2022: Raghib Hussain, Jean Hu, Mitchell Gaynor, and Dan Christman.

2021: Raghib Hussain, Jean Hu, Mitchell Gaynor, and Dan Christman.

| | FY 2025 | |
Adjustments to Reported Summary Compensation Table Total for CEO and Non-CEO Named Executive Officers	CEO	Non-CEO Named Executive Officers (Average)
Summary Compensation Table Total	$ 32,160,142	$ 8,635,432
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	$ (27,863,106)	$ (7,140,976)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$ 51,796,903	$12,835,400
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$ 87,287,864	$19,895,930
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ 1,874,657	$ 671,719
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ (873,113)	$ 206,438
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ 0	$ 0
Compensation Actually Paid	$144,383,348	$35,103,944

Given a significant amount of the values for Compensation Actually Paid to our PEO and the other NEOs are based on our stock price as of a particular date in time, and specifically under the SEC rules, required to be the last day of the listed fiscal year, it is important to note that the values could have been dramatically different if other dates were chosen. Accordingly, the values in the columns for Compensation Actually Paid to our PEO and the other NEOs could have been significantly less if other dates were chosen or if our stock price happened to be lower on the last day of the listed fiscal year.

The following table lists the financial performance measures that we believe represent the most important financial performance measures we used to link compensation actually paid to our named executive officers to our performance:

Most Important Performance Measures
Relative Total Shareholder Return (TSR)
Revenue
Earnings per Share (EPS)
Non-GAAP Gross Margin
Non-GAAP Operating Income Margin

The charts below show the relationship between the PEO and other NEOs' compensation actually paid ("CAP") to Net Income, Marvell TSR Relative to S&P 500 TSR (company selected measure in column (i) above), and the PHLX Semiconductor Index.







Relative TSR is equal to Marvell TSR over each 1-year period less the TSR of the S&P 500 Index

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Audit Committee is responsible for the review, approval, or ratification of "related-person transactions" between us or our subsidiaries and related persons. The Audit Committee will consider relevant facts and circumstances in determining whether or not to approve or ratify such a transaction and will approve or ratify only those transactions that are, in its judgment, appropriate or desirable under the circumstances. Under SEC rules and our written policy, a "related person" is a director, officer, nominee for director, or 5% stockholder at any time since the beginning of the last fiscal year and their immediate family members. We have adopted written policies and procedures that apply to any transaction or series of related transactions in which the Company or a subsidiary is a participant and a related person has a direct or indirect interest. Pursuant to our policy, the following transactions are subject to standing pre-approval under the policy:

- *Compensation*. Any compensation (or benefit under an employee benefit plan) paid by the Company to an employee except where one employee is approving the compensation of another employee who is an immediate family member.
- *Director compensation*. Any compensation paid to a director if the compensation has been approved by the Board or a Committee of the Board.
- *Certain transactions with other companies*. Any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, or any combination of the foregoing, if the aggregate amount involved does not exceed the greater of $200,000 or 5% of that company's total annual revenues. In such transactions, the Related Person's interest is deemed not to be a direct or indirect material interest.
- *Certain Company charitable contributions*. Any charitable contribution, grant or endowment by the Company or, if applicable, the Company's charitable foundation, charitable trust or similar affiliated charitable entity as may exist from time to time to a charitable organization, foundation or university at which a related person's only relationship is as an employee (other than an executive officer), if the aggregate amount involved does not exceed the lesser of $200,000 or 5% of the charitable organization's total annual receipts.
- *Transactions where all stockholders receive proportional benefits*. Any transaction where the related person's interest arises solely from the ownership of a class of our equity securities and all holders of that class of our equity securities received the same benefit on a pro rata basis (e.g., dividends).
- *Transactions involving another public company with a common institutional stockholder*. Any transaction with (i) another publicly traded company where the related person's interest arises solely from beneficial ownership of more than 5% of the Company's common stock and ownership of a non-controlling interest in the other publicly traded company or (ii) a private company where the related person is an "institutional investor" as defined in FINRA Rule 2210(a)(4) and the related person's interest arises solely from beneficial ownership of more than 5% of the Company's common stock and ownership of a non-controlling interest in the other company.

ADDITIONAL INFORMATION

Future Stockholder Proposals and Nominations for the 2026 Annual Meeting

Under Rule 14a-8 of the Exchange Act, for a stockholder proposal to be considered for inclusion in the proxy statement for the 2026 Annual Meeting, we must have received the written proposal by such stockholder at the mailing address of our business offices set forth below no later than the close of business (6:00 p.m. Pacific Time) on January 2, 2026. Such proposals must comply with the other provisions of Rule 14a-8 and additional applicable SEC rules regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

If you desire to bring a matter before an Annual Meeting and the proposal is submitted outside the process of Rule 14a-8, you may use the procedures set forth in the Bylaws to make a stockholder proposal, including director nominations, not intended to be included in our proxy statement under Rule 14a-8 so long as such proposal complies with the Bylaws. In accordance with our Bylaws, stockholder nominations and proposals may be voted on at an Annual Meeting only if such nominations and proposals are made pursuant to written notice timely given to our Secretary and accompanied by certain information. To be timely, a stockholder's written notice must be received by us not less than 90 nor more than 120 days prior to the one-year anniversary of the date for our 2025 Annual Meeting. To comply with the Bylaws, a stockholder must provide appropriate notice to us no earlier than February 13, 2026 and no later than the close of business (6:00 p.m. Pacific Time) on March 15, 2026. The notice must contain the name and business background of any person being nominated by such stockholder as a director and all material information on any proposal, statement or resolution to be put to the meeting and details of the stockholder submitting the proposal, statement or resolution, as well as other information that may be specified by our Board and the Bylaws as then in effect. Our Board will review proposals from eligible stockholders which it receives by that date and will determine whether any such proposal has been received in accordance with the Bylaws and whether any such proposal will be acted upon at the Annual Meeting. In addition to satisfying the deadlines in the advance notice provisions of our Bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions for the 2026 Annual Meeting must provide the notice required under Rule 14a-19 to our Secretary no later than April 14, 2026.

Our Bylaws contain a proxy access provision, which allows a stockholder or group of up to 20 stockholders owning in aggregate three percent or more of our outstanding shares continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office (rounded down) or two nominees, whichever is greater, provided the stockholder(s) and nominee(s) satisfy the requirements in the Bylaws. If a stockholder or group of stockholders wishes to nominate one or more director candidates to be included in the Company's proxy statement for the 2026 Annual Meeting pursuant to these proxy access provisions in Section 2.11 of our Bylaws, we must receive proper written notice of any such nomination no earlier than the close of business on January 1, 2026 (120 days from the anniversary of the date the proxy was first released to stockholders in connection with the 2025 Annual Meeting) and no later than the close of business on January 31, 2026 (90 days from the anniversary of the date the proxy was first released to stockholders in connection with the 2025 Annual Meeting). In each case, the notice must include information specified in our Bylaws, including information concerning the nominee or proposal, as the case may be, and information about the stockholder's ownership of and agreements related to our shares.

If, however, the 2026 Annual Meeting is not within 30 days before or after the anniversary of this year's Annual Meeting, we must receive such notice under both our advance notice and proxy access Bylaws not more than 120 days prior to such meeting and not less than 90 days prior to such meeting or 10 days following the public announcement of the meeting date.

We will not entertain any proposals or nominations at the 2026 Annual Meeting that do not meet the requirements set forth in Rule 14a-8 or our Bylaws, as applicable. We encourage stockholders to seek advice from knowledgeable counsel before submitting a proposal or a nomination. All stockholder proposals or nominations pursuant to this section may be sent to our Chief Legal Officer and Secretary, Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054.

Householding — Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability of Proxy Materials (the "Notice"), unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and also helps protect the environment.

We expect that a number of brokers with account holders who are our stockholders will be "householding" our annual report and proxy materials, including the Notice. A single Notice and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge Financial Solutions, either by calling 866-540-7095, or by writing to Broadridge Financial Solutions, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, we will promptly deliver a separate copy of the Notice and, if applicable, annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice and, if applicable, annual report and other proxy materials, you may write or call our Investor Relations department at 5488 Marvell Lane, Santa Clara, California, 95054, telephone number 408-222-0777.

Any stockholders who share the same address and currently receive multiple copies of our Notice or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding.

OTHER MATTERS

At the time of preparation of this proxy statement, we are not aware of any other matters to be brought before the Annual Meeting. However, if any other matters are properly presented for action, in the absence of instructions to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote, or refrain from voting, in accordance with their respective best judgment on such matters.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

Q: **Why am I receiving these proxy materials?**

A: We have made these materials available to you on the Internet or, upon your request, have delivered printed versions of these materials to you by mail, in connection with our solicitation of proxies for use at the Annual Meeting to be held at 12:00 p.m. Eastern Time on Friday, June 13, 2025. These materials were first sent or given to stockholders on or about May 1, 2025. You are invited to attend the Annual Meeting virtually and are asked to vote on the proposals described in this proxy statement.

Q: **What is included in these proxy materials?**

A: These proxy materials include:

- The notice of the Annual Meeting,
- Our proxy statement for the Annual Meeting, and
- Our Annual Report for the fiscal year ended February 1, 2025.

If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

Q: **What proposals will be considered at the meeting?**

A: The specific proposals to be considered and acted upon at the Annual Meeting are summarized in the accompanying notice of Annual Meeting and include:

1. The election of eight (8) directors who will hold office until the earlier of the 2026 Annual Meeting or their resignation or removal;
2. An advisory (non-binding) vote to approve the compensation of our named executive officers;
3. To ratify the selection of Deloitte as the Company's independent registered public accounting firm for its fiscal year ending January 31, 2026; and
4. To consider and act on one stockholder proposal, entitled "Independent Board Chairman," if properly presented at the Annual Meeting.

If any other matters properly come before the meeting or any adjournment or postponement thereof, the persons named in the proxy card will vote in their discretion the shares represented by all properly executed proxies.

Q: **How does our Board recommend that I vote on the proposals?**

A: At the Annual Meeting, our Board recommends our stockholders vote:

1. **FOR** the election of the eight (8) director nominees listed in Proposal No. 1 (see Proposal No. 1);
2. **FOR** the approval, on an advisory and non-binding basis, of named executive officer compensation (see Proposal No. 2);
3. **FOR** the ratification of the selection of Deloitte as the Company's independent registered public accounting firm for its fiscal year ending January 31, 2026. (see Proposal No. 3); and
4. **AGAINST** the stockholder proposal, entitled "Independent Board Chairman" (see Proposal No. 4).

Q: **Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of the proxy materials?**

A: The U.S. Securities and Exchange Commission ("SEC") has adopted rules to allow companies to post proxy materials on the Internet and provide only a Notice of Internet Availability of Proxy Materials to stockholders. We have elected to provide access to our proxy materials primarily over the Internet. Accordingly, we are sending a Notice to most of our stockholders of record and beneficial owners. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis. The Notice also instructs you how to submit your proxy electronically over the Internet or by mail.

Q: **How can I get electronic access to the proxy materials?**

A: The Notice will provide you with instructions regarding how to:

- View the proxy materials for the Annual Meeting on the Internet, and
- Instruct us to send future proxy materials to you by e-mail.

Our proxy materials are also available on the investor relations page of our website at www.marvell.com. None of the materials on our website other than the proxy materials are part of this proxy statement or incorporated by reference herein.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our Annual Meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Q: Who can vote?

A: The Record Date for the Annual Meeting has been set as the close of business, 6:00 p.m. Pacific Time, on April 17, 2025. Only stockholders of record as of such date will be entitled to notice of and to vote at the meeting. On the Record Date, there were 863,830,607 shares of common stock issued and outstanding. Each issued and outstanding share is entitled to one vote on each director nominee and on each of the other proposals to be voted on at the meeting. Shares held as of the Record Date include shares that are held directly in your name as the stockholder of record and those shares held for you as a beneficial owner through a broker, bank, or other nominee.

Q: What should I do now to vote?

A: You may vote your shares either by voting online at the meeting or by submitting a completed proxy via the Internet, telephone or by mail before the meeting. After carefully reading and considering the information contained in this proxy statement, please follow the instructions as summarized below, depending on whether you hold shares directly in your name as stockholder of record or you are the beneficial owner of shares held through a broker, bank or other nominee. Most of our stockholders hold their shares through a broker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between the procedures for voting shares held of record and those owned beneficially.

Q: If my shares are held in "street name" by my broker, bank, or other nominee, how do I vote my shares?

A: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares held in "street name," and the Notice will, subject to the terms made between you and the stockholder of record, be forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the stockholder of record. If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. To vote your shares, you will need to follow the directions your bank or brokerage firm provides you. Many banks and brokerage firms also offer the option of submitting voting instructions over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on a voting instruction form.

If your shares are held in "street name" and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the Annual Meeting with the unique access code indicated on that voting instruction form or Notice of Internet Availability. Otherwise, you should contact your bank, broker, or other nominee (preferably at least 5 days before the annual meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

Q: If I am a stockholder of record, how do I vote my shares?

A: If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC (our "Transfer Agent"), you are considered the stockholder of record with respect to those shares and the Notice was sent directly to you.

There are four ways to vote:

During the Annual Meeting

- *Virtually*. You may attend the Annual Meeting and vote using the virtual meeting platform.

In advance of the Annual Meeting

- *By Telephone*. You may submit your proxy by calling the toll-free number provided in the proxy card (which must be submitted by the deadline in the proxy card).
- *Via the Internet.* You may submit your proxy via the Internet by following the instructions provided in the Notice (which must be submitted by the deadline in the Notice).
- *By Mail*. If you request printed copies of the proxy materials by mail, you may submit your proxy by filling out the proxy card and sending it back in the envelope provided (which must be received before votes are cast at the Annual Meeting).

Please be aware that if you issue a proxy or give voting instructions over the Internet or by telephone, you may incur costs such as Internet access and telephone charges for which you will be responsible.

Q: What happens if I do not cast a vote?

A: Many of our stockholders hold their shares through a broker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Beneficial owners — If you hold your shares in "street name," it is critical that you instruct your broker, bank or other nominee to cast your vote if you want it to count on all matters. The term "broker non-vote" refers to shares held by a broker or other nominee (for the benefit of its client) that are represented at the meeting, but with respect to which such broker, bank or nominee is not instructed to vote on a particular proposal and does not have discretionary authority to vote on that proposal. Brokers, banks, and nominees do not have discretionary voting authority on non-routine matters and accordingly may not vote on such matters absent instructions from you as the beneficial holder. Thus, if you hold your shares in "street name" and you do not instruct your broker, bank or other nominee on how to vote, brokers, banks, or other nominees are not permitted to vote on certain proposals and may elect not to vote on any of the proposals.

As a result, it is important to us that you affirmatively vote on all matters to ensure your shares are counted.

Stockholders of record — If you are a stockholder of record and you do not cast your vote or submit a proxy, no votes will be cast on your behalf on any of the items of business at the Annual Meeting. However, if you sign and return the proxy card with no further instructions, the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement and, as the proxy holders, may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. A stockholder may also abstain from voting on any proposal. An "abstention" occurs when a stockholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter. Pursuant to our Bylaws, abstentions have the same effect as an "against" vote with respect to the approval of the named executive officer compensation program, the appointment of our independent registered accounting firm, and the stockholder proposal (Proposals No. 2, 3, and 4), and no effect on the outcome of director elections (Proposal No. 1).

Q: How are votes counted?

A: Each share held by a stockholder as of the Record Date is entitled to one vote. There is no cumulative voting in the election of directors.

All votes will be tabulated by the inspector of elections appointed for the meeting, who will count the votes, determine the existence of a quorum and the validity of proxies and ballots, and certify the results of the voting.

Q: How can I change or revoke my proxy after I have submitted it?

A: You may change or revoke your proxy at any time before it is voted at the Annual Meeting by (1) Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Annual Meeting will be counted), (2) signing and returning a new proxy card with a later date, or (3) attending and voting at the virtual Annual Meeting. If you are a beneficial owner and submitted voting instructions to your broker, bank, or other nominee, please refer to the instructions provided by your broker, bank, or other nominee on how to change your vote.

Q: What if other matters come up at the meeting?

A: The matters described in this proxy statement are the only matters that we know of that will be voted on at the meeting. If any other matters properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the proxy card will vote the shares represented by all properly executed proxies in their discretion.

Q: Can I attend the Annual Meeting?

A: The Annual Meeting will be held virtually via live audio-only webcast and you will not be able to attend in person. We have structured the Annual Meeting to provide substantially the same rights that stockholders would have at an in-person meeting. You will be able to vote your Marvell stock electronically via the Internet, submit questions online during the meeting and request the list of registered stockholders as of the Record Date by logging in to the website specified below using the unique control number included on your proxy card. If you were a stockholder at the close of business on the Record Date or you hold a valid legal proxy for the Annual Meeting, you may attend the Annual Meeting virtually.

Q: How can I submit question at or prior to the Annual Meeting?

A: If you wish to submit a question during the Annual Meeting, you may log into www.virtualshareholdermeeting.com/MRVL2025 and enter your unique control number provided in your Notice, on your proxy card, or on the instructions that accompanied your proxy materials and enter a question. We will answer questions and address comments relevant to meeting matters that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. We will summarize multiple questions submitted on the same topic. We will try to respond to all appropriate questions during the meeting, as time permits.

If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if a question posed was not otherwise answered, we provide an opportunity for stockholders to contact us separately after the Annual Meeting through the "Investor Relations" section of the Company's website at https://investor.marvell.com.

Q: What if I have technical difficulties or trouble accessing the virtual Annual Meeting?

A: If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page. Technical support will be available starting at 11:30 a.m. Eastern Time and until the meeting has finished.

Q: What quorum is required for action at the meeting?

A: The presence of a majority of the voting power of the stock outstanding and entitled to vote at the meeting, present or represented by proxy, shall constitute a quorum for the transaction of business. Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. In the event there are not sufficient shares present for a quorum at the time of the Annual Meeting, the meeting will stand adjourned as may be determined by our Board in accordance with the Bylaws to permit the further solicitation of proxies.

Q: What vote is required to approve each proposal?

A: *Proposal No. 1*: The nominees for director receiving the affirmative vote of at least a majority of the votes cast at the Annual Meeting will be elected as directors to serve until the next Annual Meeting. Abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal.

Proposal No. 2: Our stockholders will have an advisory (non-binding) vote on named executive officer compensation as described in this proxy statement, which requires the affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote on the subject matter at the Annual Meeting to be approved. Abstentions will have the same effect as votes "against" the proposal, and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal. The vote is advisory and therefore not binding on our Board; however, our Board and the ECC will consider the result of the vote when making future decisions regarding our executive compensation policies and practices.

Proposal No. 3: Ratification of the appointment of Deloitte as our independent registered public accounting firm for our fiscal year ending January 31, 2026 requires the affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote on the subject matter at the Annual Meeting to be approved. Abstentions will have the same effect as votes "against" the proposal, and because brokers will have discretionary authority to vote for the ratification of the appointment of the Company's independent registered public accounting firm in the event that they do not receive voting instructions from the beneficial owner of the shares, there will not be any broker non-votes with respect to this proposal.

Proposal No. 4: Stockholder proposal entitled "Independent Board Chairman" requires the affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote on the subject matter at the Annual Meeting to be approved. Abstentions will have the same effect as votes "against" the proposal, and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal.

Q: What does it mean if I receive more than one Notice or e-mail about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

A: If you receive more than one Notice, more than one e-mail or more than one paper copy of the proxy materials, it means that you have multiple accounts with your brokers or the Transfer Agent. ***Please vote all of these shares.*** For all of your shares to be voted by proxy, you must complete, sign, date and return each proxy card and voting instruction card that you receive and do so for all shares represented by each Notice and e-mail that you receive (unless you have requested and received a proxy card or voting instruction card for the shares represented by one or more of those notices or e-mails). We encourage you to have all your shares registered in the same name and address. You may do this by contacting your broker or the Transfer Agent.

Q: What is the contact information for our Transfer Agent?

A: Contact information is as follows:

Equiniti Shareholder Services Call Center
Toll Free: 800.937.5449
Local & International: 718-921-8124
Hours: 8:00 a.m. – 8:00 p.m. ET Monday to Friday

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
E-mail: HelpAST@Equiniti.com

Q: Who is making and paying for this proxy solicitation?

A: This proxy is solicited on behalf of our Board. We will pay the cost of distributing this proxy statement and related materials as well as the cost of soliciting proxies. We will also reimburse brokers, banks, and other nominees for their reasonable out-of-pocket expenses for forwarding proxy materials to beneficial owners of shares or other persons for whom they hold shares. We have retained Okapi Partners LLC to assist us in the solicitation of proxies and we have agreed to pay them a fee of approximately $18,000, plus reasonable expenses, for these services. In addition, to the extent necessary to ensure sufficient representation at the meeting, we may solicit the return of proxies by personal interview, mail, telephone, facsimile, Internet, or other means of electronic transmission. The extent to which this will be necessary depends upon how promptly proxies are returned. We urge you to send in your proxy without delay.

Q: How can I find out the results of the voting at the Annual Meeting?

A: We plan to announce preliminary voting results at the meeting. Final voting results will be published in a Current Report on Form 8-K filed with the SEC within four business days of the meeting. If the final voting results are not available within four business days after the meeting, we will provide the preliminary results in the Form 8-K and the final results in an amendment to the Form 8-K within four business days after the final voting results are known to us.

Q: Who should I call if I have questions about the Annual Meeting?

A: You should contact the following:

Ashish Saran
Sr. Vice President, Investor Relations
5488 Marvell Lane
Santa Clara, CA 95054
Phone: (408) 222-0777

ANNUAL REPORT ON FORM 10-K

YOU MAY OBTAIN, WITHOUT CHARGE, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED FEBRUARY 1, 2025, BY SENDING A WRITTEN REQUEST TO THE FOLLOWING ADDRESS: MARVELL SEMICONDUCTOR, INC., 5488 MARVELL LANE, SANTA CLARA, CALIFORNIA, 95054, ATTN: INVESTOR RELATIONS DEPARTMENT. THE ANNUAL REPORT ON FORM 10-K IS ALSO AVAILABLE AT *WWW.MARVELL.COM*.

BY ORDER OF THE BOARD OF DIRECTORS,

MATTHEW J. MURPHY
Chairman and CEO

May 1, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 1, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-40357



MARVELL TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	**85-3971597**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
(Address of principal executive offices)

(302) 295 - 4840
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.002 par value per share	**MRVL**	**The Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $51,191,375,327 based upon the closing price of $59.25 per share on the Nasdaq Global Select Market on August 2, 2024 (the last business day of the registrant's most recently completed second quarter).

As of March 5, 2025, there were 866.1 million shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Part III of this Form 10-K are incorporated by reference from the registrant's definitive proxy statement for its 2025 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K. Except with respect to information specifically incorporated by reference in this Form 10-K, the proxy statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

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MARVELL TECHNOLOGY, INC.
Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the "safe harbor" created by those sections. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. Words such as "anticipates," "expects," "intends," "plans," "projects," "believes," "seeks," "estimates," "forecasts," "targets," "may," "can," "will," "would" and similar expressions identify such forward-looking statements.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that could cause actual results to differ materially from those predicted include, but are not limited to:

- risks related to our ability to design, develop and introduce new and enhanced products, in particular in the Artificial Intelligence ("AI"), Cloud and 5G markets, in a timely and effective manner, as well as our ability to anticipate and adapt to changes in technology;

- risks related to our dependence on a few customers for a significant portion of our revenue, particularly as our major customers comprise an increasing percentage of our revenue, as well as risks related to a significant portion of our sales being concentrated in the data center end market, and risks related to the gain or loss of design wins with our key customers;

- risks related to changes in general macroeconomic conditions such as economic slowdowns, inflation, stagflation, high or rising interest rates, financial institution instability, and recessions;

- risks related to tariffs and trade restrictions with China, Russia and other foreign nations including risks related to the ability of our customers, particularly in jurisdictions such as China that may be subject to trade restrictions (including the need to obtain export licenses) to develop their own solutions, vertically integrate which may reduce the need for our products, or acquire fully developed solutions from third parties;

- risks related to our ability to execute on changes in strategy and realize the expected benefits from restructuring activities;

- risks related to cancellations, rescheduling or deferrals of significant customer orders or shipments, as well as the ability of our customers to manage inventory;

- risks related to our ability to successfully integrate and to realize anticipated benefits or synergies, on a timely basis or at all, in connection with our past, current, or any future acquisitions, divestitures, significant investments or strategic transactions;

- risks related to the highly competitive nature of the end markets we serve, particularly within the semiconductor and infrastructure industries;

- risks related to our ability to maintain a competitive cost structure for our manufacturing, assembly, testing and packaging processes and our reliance on third parties to produce our products;

- risks related to our ability to attract, retain and motivate a highly skilled workforce, especially engineering, managerial, sales and marketing personnel;

- risks related to any current and future litigation, regulatory investigations, or contractual disputes with customers that could result in substantial costs and a diversion of management's attention and resources that are needed to successfully maintain and grow our business;

- risks related to our ability to scale our business;

- cybersecurity risks;

- risks related to our debt obligations;

- risks related to the extension of lead time due to supply chain disruptions, component shortages that impact the costs and production of our products and kitting process, and constrained availability from other electronic suppliers impacting our customers' ability to ship their products, which in turn may adversely impact our sales to those customers;

- risks related to the specific conditions in the end markets we address, including seasonality and volatility in the technology sector and semiconductor industry;

- risks related to failures to qualify our products or our suppliers' manufacturing lines;

- risks related to failures to protect our intellectual property, particularly outside the United States;

- risks related to the potential impact of significant events or natural disasters or the effects of climate change (such as drought, flooding, wildfires, increased storm severity, sea level rise, and power outages), particularly in certain regions in which we operate or own buildings, such as Santa Clara, California, and where our third-party manufacturing partners or suppliers operate, such as Taiwan and elsewhere in the Pacific Rim;

- risks related to our sustainability programs;

- risks related to the impact of the COVID-19 pandemic or other future pandemics, on the global economy and on our customers, suppliers, employees and business; and

- risks related to failures of our customers to agree to pay for NRE (non-recurring engineering) costs, failure to pay enough to cover the costs we incur in connection with NREs or non-payment of previously agreed NRE costs due to us.

Additional factors that could cause actual results to differ materially include the risks discussed in Part I, Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. Unless required by law, we undertake no obligation to update publicly any forward-looking statements.

Item 1. *Business*

Our Company

Marvell Technology, Inc., together with its consolidated subsidiaries ("Marvell," "MTI," the "Company," "we," or "us") is a leading supplier of data infrastructure semiconductor solutions, spanning the data center core to network edge. We are a fabless supplier of high-performance semiconductor products with core strengths in developing and scaling complex System-on-a-Chip architectures, integrating analog, mixed-signal and digital signal processing functionality. Leveraging leading intellectual property and deep system-level expertise, as well as highly innovative security firmware, our solutions are empowering the data economy and enabling the data center, enterprise networking, carrier infrastructure, consumer, and automotive/industrial end markets.

We currently are incorporated in Delaware, United States. Our corporate headquarters is 1000 N. West Street, Suite 1200 Wilmington, Delaware 19801, and our telephone number is (302) 295-4840. We also have operations in many countries, including Argentina, China, India, Israel, Japan, Singapore, South Korea, Taiwan and Vietnam. Our fiscal year ends on the Saturday nearest January 31.

Available Information

Our website address is www.marvell.com. The information contained on any website referred to in this Form 10-K does not form any part of this Annual Report on Form 10-K and is not incorporated by reference herein unless expressly noted. We make available free of charge through our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the U.S. Securities and Exchange Commission ("SEC"). In addition, the SEC's website, www.sec.gov, contains reports, proxy statements, and other information that we file electronically with the SEC.

Our Markets and Products

Our product solutions serve five large end markets: (i) data center, (ii) enterprise networking, (iii) carrier infrastructure, (iv) consumer, and (v) automotive/industrial. These markets and their corresponding customer products and applications are noted in the table below:

End market	Customer products and applications
Data center	• Cloud and on-premise Artificial intelligence ("AI") systems • Cloud and on-premise ethernet switching • Cloud and on-premise network-attached storage ("NAS") • Cloud and on-premise AI servers • Cloud and on-premise general-purpose servers • Cloud and on-premise storage area networks • Cloud and on-premise storage systems • Data center interconnect ("DCI")
Enterprise networking	• Campus and small medium enterprise routers • Campus and small medium enterprise ethernet switches • Campus and small medium enterprise wireless access points ("WAPs") • Network appliances (firewalls, and load balancers) • Workstations
Carrier infrastructure	• Broadband access systems • Ethernet switches • Optical transport systems • Routers • Wireless radio access network ("RAN") systems
Consumer	• Broadband gateways and routers • Gaming consoles • Home data storage • Home wireless access points ("WAPs") • Personal Computers ("PCs") • Printers • Set-top boxes
Automotive/industrial	• Advanced driver-assistance systems ("ADAS") • Autonomous vehicles ("AV") • In-vehicle networking • Industrial ethernet switches • United States military and government solutions • Video surveillance

The following table summarizes net revenue disaggregated by end market (in millions, except percentages):

	Year Ended					
	February 1, 2025	% of Total	February 3, 2024	% of Total	January 28, 2023	% of Total
Data center	$ 4,164.2	72 %	$ 2,216.7	40 %	$ 2,408.8	41 %
Enterprise networking	626.4	11 %	1,228.4	22 %	1,369.2	23 %
Carrier infrastructure	338.2	6 %	1,051.9	19 %	1,084.0	18 %
Consumer	316.1	5 %	622.4	11 %	701.1	12 %
Automotive/industrial	322.4	6 %	388.3	8 %	356.5	6 %
Total	$ 5,767.3		$ 5,507.7		$ 5,919.6	

We categorize revenue from our five end markets by using a number of data points, including the type of customer purchasing the product, the function of our product being sold, and our knowledge of the end customer product or application into which our product will be incorporated. The categorization of products by end market is inherently subjective and can vary over time as a result of, for example, our knowledge of the ways in which our customers utilize our products.

We serve these five end markets with a broad portfolio of semiconductor solutions based on our compute, networking, security, interconnects, and storage technologies, which are essential and differentiating for these markets.

Our portfolio of solutions integrate multiple analog, mixed-signal and digital intellectual property components incorporating hardware, firmware and software technologies and our system knowledge to provide our customers highly integrated solutions for their end products. In addition to selling standard product solutions, where the exact same product is sold to multiple customers, we also offer optimized solutions which are customized to a specific customer's requirements. The demand for optimized solutions has been increasing as our customers seek greater customization and differentiation for their products and services.

Our current product offerings include custom Application Specific Integrated Circuits ("ASICs"), interconnects, ethernet solutions, fibre channel adapters, processors and storage controllers.

Custom ASICs

We develop custom semiconductor solutions tailored to individual customer specifications that deliver system-level differentiation for next-generation artificial intelligence, data center, compute, networking, carrier, storage, automotive, aerospace and defense applications. These custom offerings are built on our proven ASIC platform which leverages a broad suite of differentiated Marvell intellectual property including ultra-high-speed SerDes, ARM compute, security, storage, silicon photonics and advanced packaging, including die to die interconnects, chiplets, co-packaged optics ("CPO") and custom high-bandwidth memory ("HBM"). We have successfully executed multiple 5 nanometer ("nm") designs in the last few years, and are progressing through 3nm designs now and developing our advanced 2nm generation platform.

Interconnects

We offer a complete portfolio of high-speed interconnect semiconductor solutions for inside cloud data centers, between cloud data centers and in carrier networks. Our interconnect products include PAM (pulse amplitude modulation), coherent and coherent-lite DSPs (digital signal processors), laser drivers, TIAs (trans-impedance amplifiers), silicon photonics, CPO (co-packaged optics), LPO (linear pluggable optics) chipsets, DCI (data center interconnect), AEC (active electrical cable) DSPs and PCIe retimer solutions.

Our low-power and low-latency PAM and coherent-lite optical DSPs implement equalization, estimation, clock recovery, carrier recovery, forward error correction, and coded modulation to enable ultra-fast data transmission speeds. In combination with our drivers, TIAs and silicon photonics, our suite of optical DSPs products perform a wide range of functions such as amplifying, encoding, multiplexing, demultiplexing, and retiming signals. The PAM DSPs are key enablers for inter-connecting servers, routers, switches, storage and other infrastructure equipment that process, store and transport data traffic inside data centers. The coherent lite DSPs address the emerging market for distributed campus data center interconnects spanning up to 20 km with high bandwidth and low latency as the industry shifts from large-scale facilities to campus-based data centers due to power and space constraints.

Our coherent TIAs, drivers and DSPs enable optical data transmission over distances of 100s to 1000s of kilometers in telecom carrier networks. Our PAM DSPs along with our accompanying TIAs and drivers deliver low-power and cost-effective solutions for optical connectivity inside cloud data centers. Our data center interconnect solutions enable pluggable transceiver technology to directly interconnect regional cloud data centers, at lower cost, complexity and power compared to traditional optical transport solutions.

Our CPO solutions leverage advanced silicon photonics technology, integrating hundreds of components such as waveguides, modulators, photodetectors, modulator drivers, trans-impedance amplifiers, microcontrollers, and various passive components into a single, unified device. This integration enhances performance, bandwidth, and energy efficiency for optical connectivity. Our CPO solutions are designed for next-generation data center compute and connectivity applications, enabling high-bandwidth, low-latency connections. Additionally, our LPO chipsets, comprising of optimized TIAs and laser drivers, address next-generation short-reach, compute fabric connectivity requirements inside AI datacenters for connections that have a predictable and controlled channel. LPO modules enabled by our chipsets provide higher bandwidth and greater reach than copper cable interconnects, with optimal latency and power consumption.

Our AEC DSPs are utilized in active electrical cables to enable high-bandwidth copper data transmission within data centers, specifically for scale-up and scale-out AI and general-purpose server connectivity. AECs address the issue of signal degradation in high-speed copper connections by implementing advanced signal processing techniques such as equalization, clock recovery, forward error correction, and coded modulation. We partner with industry-leading cable manufacturers to deliver optimized, tailor-made AECs that meet the unique requirements of each of our hyperscale data center customers.

Our PCIe retimers leverage our industry-leading PAM technology to enable high-bandwidth copper and optical PCIe data transmission within server systems, connecting AI accelerators, GPUs, CPUs, and other server components. These retimers address signal degradation by regenerating the signal, ensuring reliable communication over the physical distances required for connections between GPUs and CPUs within an AI server, between GPUs on different boards, or between CPUs and a pool of shared memory enabled by CXL, among other use cases.

Ethernet Solutions

We offer a broad portfolio of Ethernet solutions spanning controllers, network adapters, physical transceivers and switches. Our Ethernet solutions address a wide variety of end-customer data infrastructure products from small, high-reliability automotive sub-systems to large, high-performance modular enterprise and data center solutions.

Our Prestera and Teralynx Ethernet switches integrate market-optimized innovative features, such as advanced tunneling and routing, high throughput forwarding, and packet processing that make networks more effective at delivering content with low-latency and high-reliability. Our comprehensive Ethernet switch portfolio addresses enterprise campus, enterprise data center, industrial, carrier, cloud and AI system applications. The feature-rich Prestera® switch portfolio includes silicon optimized for each market and use case, with capacities ranging from 12Gbps to 12.8Tbps. The high-bandwidth Teralynx® switch portfolio is optimized for cloud data centers, with capacities up to 51.2Tbps, and beyond.

We complement our Ethernet switches and infrastructure processors with a broad selection of Alaska Ethernet physical-layer transceivers for both optical and copper interconnects with advanced power management, link security, and time synchronization features. Our Ethernet physical-layer transceiver portfolio addresses all the critical speeds ranging from 10Mbps to 1.6Tbps including the emerging Multi-Gigabit ("M-Gig") speeds. Our M-Gig products offer increased data rates over existing cabling infrastructure, supporting data rates beyond 1Gbps and up to 10Gbps.

Our Ethernet controllers and network adapters are optimized to accelerate and simplify data center and enterprise networking. Our family of products provide exceptional value features and performance enabling the most agile and data-intensive applications. They deliver Ethernet connectivity for enterprise-class workstations all the way up to enterprise and cloud data centers.

For the automotive market, we offer an automotive-grade portfolio of Brightlane Ethernet physical-layer transceivers, bridges and switches supporting speeds from 100Mbps to 10Gbps with enhanced safety and security features required for today's and tomorrow's in-vehicle networks. Our Brightlane automotive Ethernet products provide the in-vehicle connectivity for key applications such as advanced driver assistance systems ("ADAS"), central gateways, body domain controllers, vehicle cameras, and in-vehicle infotainment. Our automotive products are being used and adopted across the broad spectrum of vehicle types: internal combustion engine ("ICE") vehicles, battery electric vehicles ("BEVs"), plug-in hybrid electric vehicles ("PHEVs"), fuel cell electric vehicles ("FCEVs") and traditional hybrids ("HEVs").

Fibre Channel Products

Our QLogic Fibre Channel product family comprises of host bus adapters ("HBAs") and controllers for server and storage system connectivity. These products accelerate enterprise and data center applications, deliver a highly resilient infrastructure, enable greater server virtualization density along with an advanced set of data center diagnostic, orchestration and quality of service capabilities to optimize information technology ("IT") productivity. Our latest Fibre Channel products are well-suited for use with all-flash arrays by offering best-in-class latency and performance.

Processors

We offer highly integrated semiconductors that provide single or multiple core processors, along with intelligent Layer 2 through 7 processing of the OSI (Open Systems Interconnection) stack which is the framework that governs network communications within enterprise, data center, storage, and carrier markets. All of our products are compatible with standards-based operating systems and general-purpose software to enable ease of programming, and are supported by our ecosystem partners.

Our OCTEON data processor units ("DPUs") and multi-core infrastructure processor families provide integrated Layer 4 through 7 data and security processing with additional capabilities at Layers 2 and 3 at line speeds. These software-compatible processors integrate next-generation networking I/Os along with advanced security, storage, and application hardware accelerators, offering programmability for the Layer 2 through Layer 7 processing requirements of intelligent networks. The OCTEON DPUs and processors are targeted for use in a wide variety of carrier, data center, and enterprise equipment, including routers, switches, security UTM appliances, content-aware switches, application-aware gateways, wireless access points, 3G/4G/5G wireless base stations, storage arrays, smart network interface controllers, network functions virtualization ("NFV") and software-defined networking ("SDN") infrastructure.

Our OCTEON Fusion family of wireless baseband infrastructure processors is a highly scalable product family supporting enterprise small cells, high capacity outdoor picocells and microcells all the way up to multi-sector macrocells for multiple wireless protocols including 5G. The key features include highly optimized processor cores, a highly efficient caching subsystem, high memory bandwidth digital signal processing engines along with a host of hardware accelerators. Additionally, multiple OCTEON Fusion chips can be cascaded for even denser deployments or higher order multiple-input and multiple-output, or MIMO. Our OCTEON Fusion processors have also been designed into 5G base station radio units to help enable Massive MIMO (Multiple Input Multiple Output) antenna and advanced Beamforming implementations.

Our NITROX security processor family provides the functionality required for Layer 3 to Layer 5 secure communication in a single chip. These single chip, custom-designed processors provide security protocol processing, encryption, authentication and compression algorithms to reduce the load on the system processor and increase total system throughput. The LiquidSecurity product family is a high-performance hardware-based transaction security solution for cloud data center and enterprise applications. It addresses the high-performance security requirements for private key management and administration. This family is available as an adapter with complete software or as a standalone appliance.

Our LiquidIO Server Adapter family is a high-performance, general-purpose programmable adapter platform that enables cloud data centers and enterprises to offload their server processors for higher performance and power efficiencies. The LiquidIO Server Adapter family is supported by a feature rich software development kit that allows customers and partners to develop high-performance SDN (software defined networking) applications with packet processing, switching, security, tunneling, quality of service, and metering.

Storage Controllers

We offer a broad portfolio of storage controllers for hard disk drives ("HDDs") and solid-state-drives ("SSDs") across all high-volume markets. Our Bravera controllers integrate several key Marvell technologies spanning compute, networking, security and storage. These key technologies enable our controllers to be optimized performance-power solutions and to help our customers high-efficient storage products. Our Bravera HDD controllers integrate Marvell's industry-leading read channel technologies to enable higher volumetric densities at low power profiles and are being used by all the current HDD makers. Our technology density and power differentiators are critical for addressing the fast-growing high-capacity, nearline HDD data center and enterprise markets. To further enhance our Bravera HDD controller differentiation and value propositions, we offer customers preamplifier products as part of a chipset with our HDD controllers, seeking to increase our customers' product efficiencies. Our Bravera HDD controllers support all the high-volume host system interfaces, including Serial Advanced Technology Attachment ("SATA") and Serial Attached SCSI ("SAS"), which are critical for the data center and enterprise markets.

Our Bravera SSD controller products leverage our strong HDD controller know-how and system-level expertise. We integrate several of our Bravera HDD controller IPs with our flash technologies to deliver optimal solutions for data center, enterprise and client computing markets. Our Bravera SSD controller products integrate hardware and firmware components to help accelerate our customers' time to market and maximize the capabilities of our solutions. Like our HDD controllers, our SSD controllers support all the high-volume SSD host system interfaces, including SAS, SATA, peripheral component interconnect express ("PCIe"), non-volatile memory express ("NVMe") and NVMe over Fabrics ("NVMe-oF").

Our new controller chipset products enable innovative flash-based storage architectures in data centers and enterprises. These solutions increase overall data center performance, density and scalability while lowering overall power, resulting in lower total cost of ownership for the infrastructure organizations.

Financial Information about Segments and Geographic Areas

We have determined that we operate in one reportable segment: the design, development and sale of integrated circuits. For information regarding our revenue by geographic area, and property and equipment by geographic area, please see "Note 14 – Segment and Geographic Information" in our Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of the risks associated with our international operations.

Customers, Sales and Marketing

Our target customers are original equipment manufacturers ("OEMs") and original design manufacturers, both of which design and manufacture end market devices, and distributors for these products. We seek to strategically align our sales force along key customer lines in order to offer fully integrated platforms to our customers. In this way, we believe we can more effectively offer a broader set of content into our key customers' end products, without having multiple product groups separately engage the same customer. We seek to complement and support our direct sales force with manufacturers' representatives for our products in North America. In addition, we have contracted with distributors who support our sales and marketing activities in the United States, Europe and Asia. We also use third-party logistics providers who maintain warehouses in close proximity to our customers' facilities. We expect that a significant percentage of our sales will continue to come from direct sales to key customers.

We use field application engineers to provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems designs that incorporate our products. Our marketing team works in conjunction with our field sales and application engineering force, and is organized around our product groups.

Net revenue attributable to significant customers including both distributor and direct customers whose revenues represented 10% or more of total net revenue is presented in the following table:

	Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Direct Customer:			
Customer A	13 %	*	*
Distributor:			
Distributor A	34 %	24 %	20 %

*Less than 10% of net revenue.

Net revenue attributable to Distributor A increased in fiscal 2025 and 2024 as they support customers in the data center end market, which has continued to experience robust demand.

We continue to monitor the creditworthiness of our distributor and direct customers, and believe the distributors' sales to diverse end customers and geographies further serve to mitigate our exposure to credit risk.

Inventory and Working Capital

We typically place firm orders with our suppliers up to 26 weeks prior to the anticipated delivery to our customer and may make further supply commitments up to 52 weeks to secure capacity. Occasionally, orders may be placed in advance of receiving a binding order from our customers. To secure capacity over the long term, we have entered into and expect to continue to enter into capacity reservation arrangements with certain foundries and substrate partners. We often maintain substantial inventories to meet short lead time orders for multi-year product runs.

Research and Development

We believe that our future success depends on our ability to introduce improvements to our existing products and to develop new products that deliver cost-effective solutions for both existing and new markets. Our research and development efforts are directed largely to the development of high-performance analog, mixed-signal, digital signal processing and accelerated compute circuits based on known microprocessor architectures with highest performance and lowest power consumption. We devote a significant portion of our resources to expanding our product portfolio based on a broad intellectual property portfolio with designs that are intended to enable high-performance, reliable communications over a variety of physical transmission media. We are also focused on incorporating functions currently provided by stand-alone integrated circuits into our integrated platform solutions to reduce our customers' overall system costs. Our portfolio of products is based on foundational intellectual property on leading edge Advanced CMOS processes in 5nm and 3nm. Our development will also include state-of-the-art improvements of available process technologies in 2nm and below geometries which includes gate all around transistor architecture and new innovations leveraging back side power. Advanced packaging technologies are also critical for reducing and optimizing overall system costs. Advanced packaging techniques like Chip on Wafer on Substrate ("CoWoS"), Integrated fanout ("InFo") along with advanced substrates, thermal solutions enable large 2.5D/3D/3.5D interposers for complex accelerated compute ASICs.

We have assembled a core team of engineers who have experience in the areas of complementary metal oxide semiconductor ("CMOS") technology, digital signal processing, electro-optics, embedded microprocessors, mixed-signal circuit design, silicon photonics, and system-level architectures. We have invested and expect to continue to invest a significant amount in research and development. See our discussion of research and development expenses in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for further information.

Manufacturing

Integrated Circuit Fabrication

The vast majority of our integrated circuits are fabricated using available CMOS processes, which is intended to provide greater flexibility to engage independent foundries to manufacture integrated circuits at lower costs. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facilities. This is intended to allow us to focus our efforts on the design and marketing of our products. We seek to work closely with our foundry partners to forecast on a monthly basis our manufacturing capacity requirements. We also seek to closely monitor foundry production to help ensure consistent overall quality, reliability and yield levels. Our integrated circuits are currently fabricated in several advanced manufacturing processes. Because more precise manufacturing processes are expected to lead to enhanced performance, smaller silicon chip size and lower power requirements, we continually seek to evaluate the benefits and feasibility of migrating to smaller geometry process technology in order to reduce cost and improve performance.

Assembly and Test

We typically outsource all product packaging and testing requirements for our products in production to several assembly and test subcontractors primarily located in Taiwan, Canada, Korea, Singapore and China. The subcontractor location varies as we are party to several contracts with the U.S. government, federal prime contractors, and federal subcontractors that prohibit or otherwise restrict production, assembly and testing in foreign countries or by certain foreign entities.

Governmental Regulations

Import/Export, National Security and Other Regulations Related to International Operations and Ownership

We are subject to laws and regulations worldwide, which may differ among jurisdictions, affecting our operations in areas including, but not limited to: intellectual property ownership and infringement; tax; import and export requirements; anti-corruption; foreign exchange controls and cash repatriation restrictions; conflict minerals; data privacy requirements; competition; advertising; employment; product regulations; environment, health and safety requirements; and consumer laws. For example, government export regulations apply to the encryption or other features contained in some of our products.

A portion of the business we acquired in our Avera acquisition in fiscal 2021 requires facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence ("FOCI"). Because we were organized in Bermuda at the time of the Avera acquisition, we entered into agreements with the U.S. Department of Defense with respect to FOCI mitigation arrangements that relate to our operation of the portion of the Avera business involving facility clearances. After our domestication, we requested and have now received partial release from some of these obligations. The remaining measures and arrangements may materially and adversely affect our operating results due to the increased cost of compliance with these measures. If we fail to comply with our obligations under these agreements, our ability to operate our business may be adversely affected.

Primarily as a result of our acquisition of Avera, we are now a party to certain contracts with the U.S. government, federal prime contractors and federal subcontractors. Our contracts with these government entities are subject to various procurement regulations and other requirements relating to their formation, administration and performance. These regulations and requirements include supply chain restrictions that may prohibit the sourcing of materials, supplies, or services from foreign entities including those located in or organized in China.

See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for additional information on regulatory matters.

Environmental Management

We are also subject to environmental rules and regulations in multiple jurisdictions, such as the European Union ("EU") Directive on Restriction of Hazardous Substances ("RoHS"), the EU Regulation, Evaluation and Authorization of Chemicals SVHC Substances Directive, the EU Waste Electrical and Electronic Equipment Directive ("WEEE Directive"), China's regulation on Management Methods for Controlling Pollution Caused by Electronic Information Products, and California Safe Drinking Water and Toxic Enforcement Act of 1986.

We believe that our products comply with the current Restriction of Hazardous Substances Directive, the European legislation that restricts the use of a number of substances, including lead, and the Regulation, Evaluation and Authorization of Chemicals SVHC Substances Directive. In addition, each of our manufacturing subcontractors certifies to us compliance with ISO 14001:2015, the international standard related to environmental management. We are also working with our suppliers in the responsible sourcing of "conflict minerals" such as cobalt, tin, tantalum, tungsten and gold.

Intellectual Property

Our future revenue growth and overall success depend in large part on our ability to protect our intellectual property ("IP"). We rely on a combination of patents, copyrights, trademarks, trade secrets, contractual provisions, confidentiality agreements and licenses to protect our intellectual property. As of February 1, 2025, we have over 10,000 issued patents and pending patent applications in the United States and other countries, covering various aspects of our technology. The expiration of our patents ranges from 2025 to 2045, and none of the patents expiring in the near future are expected to be material to our IP portfolio as we are not substantially dependent on any single patent or group of related patents. While we believe the duration of our patents generally covers the expected lives of our products, our patents may not collectively or individually cover every feature on innovation in our product. In addition, our efforts may not be sufficient to protect our intellectual property from misappropriation or infringement. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of the risks associated with our intellectual property.

We have expended and expect to continue to expend considerable resources in establishing a patent position designed to protect our intellectual property. While our ability to compete is enhanced by our ability to protect our intellectual property, we believe that in view of the rapid pace of technological change, the combination of the technical experience and innovative skills of our employees may be as important to our business as the legal protection of our patents and other proprietary information.

From time to time, we may desire or be required to renew or to obtain licenses from third parties in order to further develop and effectively market commercially viable products or in connection with a pending or future claim or action asserted against us. We cannot be sure that any necessary licenses will be available or will be available on commercially reasonable terms.

The integrated circuit industry is characterized by vigorous pursuit and protection of intellectual property rights, which has resulted in significant and often time consuming and expensive litigation. From time to time, we receive, and may continue to receive in the future, notices that claim we have infringed upon, misappropriated or misused the proprietary rights of other parties.

In addition, we have in the past and may in the future be sued by other parties who claim that we have infringed their patents or misappropriated or misused other intellectual property rights, or who may seek to invalidate one or more of our patents, trademarks, or other rights. Although we defend these claims vigorously, it is possible that we will not prevail in pending or future lawsuits. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K and "Note 8 – Commitments and Contingencies" in our Notes to Consolidated Financial Statements set forth in Part II, Item 8, of this Annual Report on Form 10-K for further discussion of the risks associated with patent litigation matters.

Competition

The markets for our products are intensely competitive, and are characterized by rapid technological change, evolving industry standards, frequent new product introductions and pricing pressures. Competition has intensified as a result of the increasing demand for higher levels of performance, integration and smaller process geometries. We expect competition to further intensify as current competitors strengthen the depth and breadth of their product offerings, either through in-house development or by acquiring existing technology. In addition, some of our customers have chosen to develop certain semiconductor products internally and this trend may continue to proliferate. We believe that our ability to compete successfully in the rapidly evolving markets for our products depends on multiple factors, including, but not limited to:

- the performance, features, quality and price of our products;

- the development execution, timing and success of enhanced and new product introductions by us, our customers and our competitors;

- the emergence, rate of adoption and acceptance of new industry standards;

- market demand trends;

- competitive tactics;

- our ability to obtain adequate foundry capacity with the appropriate technological capability; and

- the number and nature of our competitors in a given market.

Companies that compete directly with our businesses include, but are not limited to, Advanced Micro Devices, Inc. ("AMD"), Alchip Technologies ("Alchip"), Alphawave Semi ("Alphawave"), Astera Labs, Inc., Broadcom Inc. ("Broadcom"), Cisco Systems, Inc. ("Cisco"), Credo Technology Group Holding Ltd, Intel Corporation, Global Unichip Corporation ("GUC"), MACOM Technology Solutions Holdings, Inc., MediaTek Inc., Microchip Technology Inc., Montage Technology, Nvidia Corporation, NXP Semiconductors N.V., Phison Electronics Corporation, Qualcomm Incorporated ("Qualcomm"), Rambus, Inc., Realtek Semiconductor Corporation, Semtech Corporation, Silicon Motion Technology Corporation, and Socionext Inc. We expect increased competition in the future from both emerging and established companies, as well as from alliances among competitors, customers or other third parties, any of which could acquire significant market share. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of competitive risks associated with our business.

We expect that the average unit selling prices of our products will continue to be subject to significant pricing pressures. In order to offset expected declines in the selling prices of our products, we will need to continue to introduce innovative new products and attempt to reduce the cost to design and manufacture our products. To accomplish this, we intend to continue to implement design changes that lower the cost of manufacturing, assembly and testing of our products. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of pricing risks.

Sustainability

By integrating environmental and social considerations into our operations, supply chain and product design, we aim to deliver innovative semiconductor solutions that reduce impacts throughout our full value chain and meet customer expectations. Our sustainability initiatives are a corporate priority and supported by our Board of Directors and leadership team. The following sections provide an overview of Human Capital and Climate Change management. More information can be found on the Sustainability section of our website and in our annual Sustainability Report. Information contained on our website or in our annual Sustainability Report is not incorporated by reference into this or any other report we file with the SEC. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of risks and uncertainties we face related to sustainability.

Human Capital

We believe that engaged and supported employees lead to innovation and collaboration, enabling our company to maintain a leadership position in our industry. Our ability to attract and retain the best talent from diverse backgrounds and establish a culture that embraces integrity, respect and inclusion is key to our goal to be a great place of work. We work hard to provide opportunities to learn and grow, and create an environment where our employees feel motivated, appreciated and engaged, and have a pathway to building a long-term career at Marvell.

Our Board of Directors (the "Board") and its committees share oversight of our human capital management and talent strategy. The Executive Compensation Committee provides oversight of our human capital, including compensation philosophy, policies and programs. The Nominating and Governance Committee has general oversight of the Company's approach to sustainability as it relates to human capital. The Audit Committee has oversight of business risks and ethics and compliance programs, which are connected to human capital and workplace issues. Marvell annually conducts talent reviews and succession planning and the Board receives updates regularly from senior management on succession planning, management talent assessment, attrition and employee survey results. Our executive management team also reviews our human capital initiatives and our progress on such initiatives.

The Company employed 7,042 people as of February 1, 2025. Our employees sit across three geographical regions: 50% of employees are based in the Americas, 39% are in APAC (which includes India) and 11% are in EMEA.

Marvell's Core Behaviors lay the foundation of our culture and are centered around four key aspects:

- Act with integrity and treat everyone with respect,

- Innovate to solve customer needs,

- Execute with thoroughness and rigor, and

- Help others achieve their objectives.

Our efforts to attract, develop, engage and retain employees, as well as our efforts to embed inclusion across the Company, reinforce these behaviors. Our Core Behaviors also serve as a roadmap to help integrate employees as we grow through hiring and acquisitions.

Attracting and Retaining the Best Talent

We continue to invest in attracting and recruiting the best talent from across the world. By developing new sourcing strategies, we are striving for continuous flow of talent, despite the competitive market in technical talent. Our annual internship program has been a strong source of talent for our company. We also attract a diverse workforce through our university recruiting program, which helps us hire students across all degree levels from a number of universities around the world. This strategy helps provide us with a diversity of knowledge and unique approaches to solving technological challenges.

We are actively focused on retaining our people through our rewards, benefits, employee engagement and development programs, as well as by fostering an inclusive culture where our employees feel appreciated and purposeful. We are committed to offering our employees a comprehensive benefits package, competitive compensation, a range of wellness offerings, flexibility in hybrid work options and a safe work environment.

Our efforts at retention also include measuring and evaluating employee turnover rates. Our global voluntary turnover rate for fiscal 2025 was approximately 5%.

Growing and Developing Our People

Marvell gives employees the opportunity to have an outsized impact and play a significant role in developing innovative technologies, while continuously advancing their careers. We value everyone's unique perspectives, ideas and skills to help us solve problems, deliver on our current and future business priorities and develop innovative products that meet our customer's needs. We have a variety of offerings, including workshops, coaching and mentoring programs and other learning resources.

To help our employees develop their careers outside their core area of expertise, we also have our Employee Mobility Policy in place, which makes it easier to transfer to different open positions within the Company.

Inclusion

At Marvell, we strive to create a workplace where every employee, regardless of background, feels respected and valued for who they are as an individual. This is a Core Behavior that guides our work. We also believe that an inclusive culture brings unique value to the work we do, as individuals and as a company.

Building a Great Place to Work

Our goal is to help our employees thrive and advance in a supportive environment designed to foster wellbeing and unlock creativity and innovation. This includes providing competitive benefits, aligned with employee input, to help cultivate and sustain wellness across all areas of life.

Everyone deserves a safe workplace and this includes our employees, contractors and visitors. We recognize the importance of preventing and addressing any risks that may occur. As our operations primarily include offices and engineering labs, we are focused on injury and illness prevention, emergency preparedness, fire and life safety, ergonomics and lab safety.

Fostering Organizational and Team Health

Nurturing the health of our company and teams starts with listening to and engaging with our employees globally. Recognizing that listening to our employees is critical to identifying opportunities to enhance our culture, we consistently look for new ways to solicit employees' feedback. We also measure levels of engagement through our annual Voice of the Employee Survey, which helps us better understand employee needs and opportunities for improvement, and to develop action plans to address them.

Climate Change

Addressing climate change-related issues is an important priority for Marvell and our stakeholders, in particular our customers.

Management is responsible for formulating and executing our climate strategy. Marvell also runs an executive-level Sustainability Committee to provide senior leadership and strategic guidance on sustainability, as well as Sustainability Working Groups who are responsible for gathering data, setting strategy and goals, and supporting disclosure efforts on material sustainability topics. Marvell's Chief Operating Officer (the "COO") is the executive sponsor of the Thriving Organization - Environment Working Group and has overall responsibility at the executive level for climate strategy across our facilities globally. The COO is responsible for assessing and leading the management of climate-related risks and opportunities, elevating stakeholder concerns and guiding the implementation of climate-related policies, programs and disclosures. The COO is also a member of the Sustainability Committee. The COO works closely with the Chief Legal Officer, who ultimately raises the issue to the Board as part of its sustainability updates, both in the Nominating and Governance Committee's quarterly updates and in the periodic updates to the Board of Directors.

Recognizing that downstream Scope 3 product-use emissions represent the largest component of our emissions profile, we are focusing on product power efficiency. Power optimization is not just essential for tackling our carbon footprint — it is a business imperative. Our customers demand products that allow them to consume less power for more performance. Although power has always been part of our innovation and R&D process, this has become an even greater priority for the company. We are also working collaboratively with our suppliers around greenhouse gas emission reduction to build climate resilience and to drive decarbonization at a value chain level, impacting the emissions of both our suppliers and customers.

Item 1A. *Risk Factors*

Investing in our common stock involves a high degree of risk. You should carefully consider the material risks and uncertainties described below and all information contained in this report before you decide to purchase our common stock. Many of these risks and uncertainties are beyond our control, including business cycles and seasonal trends of the computing, infrastructure, semiconductor and related industries and end markets. A manifestation of any of the following risks and uncertainties could, in circumstances we may or may not be able to accurately predict, render us unable to conduct our business as currently planned and materially and adversely affect our reputation, business, prospects, financial condition, cash flows, liquidity and operating results. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you could lose all or part of your investment. It is not possible to predict or identify all such risks and uncertainties; our operations could also be affected by risks or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. Therefore, you should not consider the following discussion to be a complete statement of all the potential risks or uncertainties that we face.

SUMMARY OF FACTORS THAT MAY AFFECT OUR FUTURE RESULTS

The following summarizes the principal factors that make an investment in the Company speculative or risky. This summary should be read in conjunction with the remainder of this "Risk Factors" section and should not be relied upon as an exhaustive summary of the material risks facing our business. The occurrence of any of these risks could harm our business, financial condition, results of operations and/or growth prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and those we may make from time to time. You should consider all of the risk factors described in our public filings when evaluating our business.

- risks related to our ability to design, develop and introduce new and enhanced products, in particular in the Artificial Intelligence ("AI"), Cloud and 5G markets, in a timely and effective manner, as well as our ability to anticipate and adapt to changes in technology;

- risks related to our dependence on a few customers for a significant portion of our revenue, particularly as our major customers comprise an increasing percentage of our revenue, as well as risks related to a significant portion of our sales being concentrated in the data center end market, and risks related to the gain or loss of design wins with our key customers;

- risks related to changes in general macroeconomic conditions such as economic slowdowns, inflation, stagflation, high or rising interest rates, financial institution instability, and recessions;

- risks related to tariffs and trade restrictions with China, Russia and other foreign nations including risks related to the ability of our customers, particularly in jurisdictions such as China that may be subject to trade restrictions (including the need to obtain export licenses) to develop their own solutions, vertically integrate which may reduce the need for our products, or acquire fully developed solutions from third parties;

- risks related to our ability to execute on changes in strategy and realize the expected benefits from restructuring activities;

- risks related to cancellations, rescheduling or deferrals of significant customer orders or shipments, as well as the ability of our customers to manage inventory;

- risks related to our ability to successfully integrate and to realize anticipated benefits or synergies, on a timely basis or at all, in connection with our past, current, or any future acquisitions, divestitures, significant investments or strategic transactions;

- risks related to the highly competitive nature of the end markets we serve, particularly within the semiconductor and infrastructure industries;

- risks related to our ability to maintain a competitive cost structure for our manufacturing, assembly, testing and packaging processes and our reliance on third parties to produce our products;

- risks related to our ability to attract, retain and motivate a highly skilled workforce, especially engineering, managerial, sales and marketing personnel;

- risks related to any current and future litigation, regulatory investigations, or contractual disputes with customers that could result in substantial costs and a diversion of management's attention and resources that are needed to successfully maintain and grow our business;

- risks related to our ability to scale our business;

- cybersecurity risks;

- risks related to our debt obligations;

- risks related to the extension of lead time due to supply chain disruptions, component shortages that impact the costs and production of our products and kitting process, and constrained availability from other electronic suppliers impacting our customers' ability to ship their products, which in turn may adversely impact our sales to those customers;

- risks related to the specific conditions in the end markets we address, including seasonality and volatility in the technology sector and semiconductor industry;

- risks related to failures to qualify our products or our suppliers' manufacturing lines;

- risks related to failures to protect our intellectual property, particularly outside the United States;

- risks related to the potential impact of significant events or natural disasters or the effects of climate change (such as drought, flooding, wildfires, increased storm severity, sea level rise, and power outages), particularly in certain regions in which we operate or own buildings, such as Santa Clara, California, and where our third-party manufacturing partners or suppliers operate, such as Taiwan and elsewhere in the Pacific Rim;

- risks related to our sustainability programs;

- risks related to the impact of the COVID-19 pandemic or other future pandemics, on the global economy and on our customers, suppliers, employees and business; and

- risks related to failures of our customers to agree to pay for NRE (non-recurring engineering) costs, failure to pay enough to cover the costs we incur in connection with NREs or non-payment of previously agreed NRE costs due to us.

Our quarterly results of operations have fluctuated in the past and could do so in the future. Because our results of operations are difficult to predict, you should not rely on quarterly comparisons of our results of operations as an indication of our future performance. Due to fluctuations in our quarterly results of operations and other factors, the price at which our common stock will trade is likely to continue to be highly volatile. Accordingly, you may not be able to resell your common stock at or above the price you paid. In future periods, our stock price could decline if, among other factors, our revenue or operating results are below our estimates or the estimates or expectations of securities analysts and investors. Our stock is traded on the Nasdaq Global Select Market under the ticker symbol "MRVL". As a result of stock price volatility, we may be subject to securities class action litigation. Any litigation could result in substantial costs and a diversion of management's attention and resources that are needed to successfully maintain and grow our business.

CHANGES IN PRODUCT DEMAND CAN ADVERSELY AFFECT OUR FINANCIAL RESULTS

Unfavorable or uncertain conditions in the AI, Cloud and 5G markets may cause fluctuations in our rate of revenue growth or financial results.

World-wide markets for our AI, Cloud and 5G products may not evolve in the manner or in the time periods we anticipate. If domestic and global economic conditions worsen, overall spending on our AI, Cloud and 5G products may be reduced, which would adversely impact demand for our products in these markets. In addition, unfavorable developments with evolving laws and regulations worldwide related to these products and suppliers may limit global adoption, impede our strategy, and negatively impact our long-term expectations in this area. Even if the AI, Cloud and 5G markets evolve in the manner or in the time periods we anticipate, if we do not have timely, competitively priced, market-accepted products available to meet our customers' need in these markets, we may miss a significant opportunity and our business, financial condition, results of operations and cash flows could be materially and adversely affected. In addition, as a result of the fact that the markets for AI, Cloud and 5G are still evolving, demand for these products may be unpredictable and may vary significantly from one period to another. In addition, these markets may not develop as anticipated if AI training and inference costs drop dramatically due to customer adoption of less expensive alternative technologies. See also, *"Our sales are concentrated in a few large customers. If we lose or experience a significant reduction in sales to any of these key customers, if any of these key customers experience a significant decline in market share, or if any of these customers experience significant financial difficulties, our revenue may decrease substantially and our results of operations and financial condition may be harmed."* See also, *"Adverse changes in the political, regulatory and economic policies of governments in connection with trade with China and Chinese customers have reduced the demand for our products and damaged our business"* for additional risks related to export restrictions that may impact certain customers in the AI, Cloud and 5G markets.

Our sales are concentrated in a few large customers. If we lose or experience a significant reduction in sales to any of these key customers, if any of these key customers experience a significant decline in market share, or if any of these customers experience significant financial difficulties, our revenue may decrease substantially and our results of operations and financial condition may be harmed.

We receive a significant amount of our revenue from a limited number of customers which are comprised of both distributors and direct customers. For example, during fiscal 2025, there were two customers (one distributor and one direct customer) whose revenues represented 10% or more of total net revenue. In addition, net revenue from our ten (10) largest customers, inclusive of our distributor and direct customers, represented 81% of our total net revenue for the fiscal year ended February 1, 2025. Sales to our largest customers have fluctuated significantly from period to period and year to year and will likely continue to fluctuate in the future, primarily due to the timing and number of design wins with customers, the continued diversification of our customer base as we expand into new markets, adverse changes in the political and economic policies of the U.S. or other governments (such as changes in export policies), and natural disasters or other issues. The loss of any of our large customers or a significant reduction in sales we make to them would likely harm our financial condition and results of operations. For example, some of our large customers depend on rapid and continuous innovation and will select partners who can help them deliver innovation at their pace and if we are unable to deliver on these timelines we may miss significant business opportunities. To the extent one or more of our large customers experience financial challenges, bankruptcy or insolvency, this could have a material adverse effect on our sales and our ability to collect on receivables, which could harm our financial condition and results of operations. See also, "Note 2 – Significant Accounting Policies - Concentration of Credit Risk and Significant Customers" of our Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K for information on our significant customers for the current reporting period.

If we are unable to increase the number of large customers in key markets, then our operating results in the foreseeable future would be expected to continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate our products. In the future, these customers may decide not to purchase our products at all, purchase fewer products than they did in the past, or alter their purchasing patterns in some other way, particularly because:

- a significant portion of our sales are made on a purchase order basis, which allows our customers to cancel, change or delay product purchase commitments with relatively short notice to us;

- customers may purchase similar products from our competitors;

- customers may discontinue sales or lose market share in the markets for which they purchase our products;

- customers, particularly in jurisdictions such as China that may be subject to trade restrictions or tariffs, may develop their own solutions, vertically integrate which may reduce the need for our products, or acquire fully developed solutions from third-parties; or

- customers may be subject to severe business disruptions, including, but not limited to, those driven by recessions, financial instability, actual or threatened public health emergencies, such as the COVID-19 pandemic, other global or regional macroeconomic developments, or natural disasters.

In addition, there has been a trend toward customer consolidation in the semiconductor industry through business combinations, including mergers, asset acquisitions and strategic partnerships (for example, Cisco acquired Acacia Communications in 2021). Mergers or restructuring among our customers, or their end customers, could increase our customer concentration with a particular customer or reduce total demand as the combined entities reevaluate their business and consolidate their suppliers. Such future developments, particularly in those end markets that account for more significant portions of our revenues, could harm our business and our results of operations.

In addition, we may be unable to negotiate as favorable terms with larger customers whether those customers resulted from customer consolidation, merger integrations or other reasons, and any such less favorable terms could harm our business and our results of operations.

Given their dependence on semiconductor products to operate their data centers and to ensure continuity of supply and reduce direct costs, some large customers may begin developing and making their own semiconductor solutions which could result in a loss of business for Marvell.

In addition, our sales have recently been, and in the future may continue to be, concentrated in our data center end market. Sales into this end market have fluctuated significantly from period to period and year to year and will likely continue to fluctuate in the future. Customers in this end market may decide in the future not to purchase our products at all, purchase fewer products than they did in the past, or alter their purchasing patterns in some other way. A significant reduction in sales to this end market would greatly reduce our revenues and harm our financial condition and results of operations. Please see "Note 3 – Revenue" of our Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K for a more detailed description of sales into our data center end market.

We face risks related to recessions, inflation, stagflation and other macroeconomic conditions.

Customer demand for our products may be impacted by weak macroeconomic conditions, inflation, stagflation, recessionary or lower-growth environments, high or rising interest rates, equity market volatility or other negative economic factors in the U.S. or other nations. For example, under these conditions or expectation of such conditions, our customers may cancel orders, delay purchasing decisions or reduce their use of our services. In addition, these economic conditions have resulted in the past, and could result in the future, in higher inventory levels and the resulting excess capacity charges from our manufacturing partners if we need to slow production to reduce inventory levels. Further, in the event of a recession or threat of a recession our manufacturing partners, suppliers, distributors, and other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our customer demands or collect revenue or otherwise could harm our business. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our manufacturing partners, customers, suppliers and creditors and might cause us to not be able to continue to access preferred sources of liquidity when we would like, and our borrowing costs could increase. Thus, if general macroeconomic conditions, or conditions in the semiconductor industry, or conditions in our customer end markets deteriorate or experience a sustained period of weakness or slower growth, our business and financial results could be materially and adversely affected.

In addition, we are also subject to risk from inflation and increasing market prices of certain components, supplies, and commodity raw materials, which are incorporated into our end products or used by our manufacturing partners or suppliers to manufacture our end products. These components, supplies and commodities have from time to time become restricted, or general market factors and conditions have in the past and may in the future affect pricing of such components, supplies and commodities (such as inflation or supply chain constraints). See also, *"Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products over time, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or for other reasons."*

We are subject to order and shipment uncertainties. If we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our gross margin. Conversely, we may have insufficient inventory or be unable to obtain the supplies or contract manufacturing capacity to meet demand, which would result in lost revenue opportunities and potential loss of market share as well as damaged customer relationships.

We typically sell products pursuant to purchase orders rather than long-term purchase commitments. Some of our customers have, and others may in the future, cancel or defer purchase orders on short notice without incurring a significant penalty. In addition, customers who have purchase commitments may not honor those commitments. Due to their inability to predict demand or for other reasons, during the last few years some of our customers have accumulated excess inventories and, as a consequence, they either have deferred or they may defer future purchases of our products. We cannot accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face unpredictable demand for their own products and are increasingly focused more on cash preservation and tighter inventory management.

We place orders with our suppliers based on forecasts of customer demand and, in some instances, may establish buffer inventories to accommodate anticipated demand. Our forecasts are based on multiple assumptions, each of which may introduce error into our estimates. For example, our ability to accurately forecast customer demand may be impaired by the delays inherent in our customer's product development processes, which may include extensive qualification and testing of components included in their products, including ours. In many cases, they design their products to use components from multiple suppliers. This creates the risk that our customers may decide to cancel or change product plans for products incorporating our semiconductor solutions prior to completion, which makes it even more difficult to forecast customer demand. In addition, while many of our customers are subject to purchase orders or other agreements that do not allow for cancellation, there can be no assurance that these customers will honor these contract terms and cancellation of these orders may adversely affect our business operations and demand forecast which is the basis for us to have products made.

Our products are incorporated into complex devices and systems, which creates supply chain cross-dependencies. Due to cross dependencies, supply chain disruptions have in the past and may in the future negatively impact the demand for our products. We have a limited ability to predict the timing of a supply chain correction. As we have a broad product portfolio and diversified products with many different SKUs, significant supply chain disruptions will cause us to have more work-in-process inventories that we hold to provide us with more flexibility to support our customers. If we cannot predict future customer demand or supply chain disruptions, then we may hold excess or obsolete inventory. Moreover, significant supply chain disruption may negatively impact the timing of our product shipments and revenue shipment linearity which may impact and extend our cash conversion cycle. In addition, the market share of our customers could be adversely impacted on a long-term basis due to any protracted supply chain disruption, which could negatively affect our results of operations. See also, *"We rely on our manufacturing partners for the manufacture, assembly, testing and packaging of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested or to be able to fulfill our orders could damage our relationships with our customers, decrease our sales and limit our ability to grow our business"* for additional information on the impacts of supply chain cross-dependencies on our business.

If we overestimate customer demand, our excess or obsolete inventory may increase significantly, which would reduce our gross margin and adversely affect our financial results. The risk of obsolescence and/or excess inventory is heightened for semiconductor solutions due to the rapidly changing market for these types of products. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would miss revenue opportunities and potentially lose market share and damage our customer relationships. In addition, any future significant cancellations or deferrals of product orders or the return of previously sold products could materially and adversely affect our profit margins, increase product obsolescence and restrict our ability to fund our operations.

We operate in intensely competitive markets. Our failure to compete effectively would harm our results of operations.

The semiconductor industry is extremely competitive. We currently compete with a number of large domestic and international companies in the business of designing semiconductor solutions and related applications, some of which have greater financial, technical and management resources than us. In addition, efforts to introduce new products into markets with entrenched competitors will expose us to additional competitive pressures. For example, we are facing, and expect we will continue to face, significant competition in the infrastructure, cloud and data center and networking markets. Additionally, customer expectations and requirements have been evolving rapidly. For example, customers now expect us to provide turnkey solutions and commit to future roadmaps that have technical risks.

Some of our competitors may be better situated to meet changing customer needs and secure design wins. Increasing competition in the markets in which we operate may negatively impact our revenue and gross margins. For example, competitors with greater financial resources may be able to offer lower prices than us, or they may offer additional products, services or other incentives that we may not be able to match.

We also may experience discriminatory or anti-competitive practices by our competitors that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business. In addition, some of these competitors may use their market power to dissuade our customers from purchasing from us.

In addition, many of our competitors operate and maintain their own fabrication facilities and have longer operating histories, greater name recognition, larger customer bases, and greater sales, marketing and distribution resources than we do.

Moreover, the semiconductor industry has experienced increased consolidation over the past several years. For example, Renesas Electronics Corporation acquired Dialog Semiconductor in August 2021, Analog Devices acquired Maxim Integrated Products in 2021, AMD acquired Xilinx, Inc. in February 2022 and Pensando Systems in May 2022, Qualcomm acquired Veonner in April 2022, and Broadcom acquired VMware in November 2023. Consolidation among our competitors has led, and in the future could lead, to a changing competitive landscape, capabilities and market share, which could put us at a competitive disadvantage and harm our results of operations.

Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products over time, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or for other reasons.

The products we develop and sell are primarily used for high-volume applications. While prices of our products have increased at times due to inflation and additional costs resulting from securing an increase in supply, the prices of our products have historically decreased. We expect that the average unit selling prices of our products will continue to be subject to significant pricing pressures. In addition, our more recently introduced products tend to have higher associated costs because of initial overall development and production expenses. Therefore, over time, we may not be able to maintain or improve our gross margin. Our financial results could suffer if we are unable to offset any reductions in our average selling prices by other cost reductions through efficiencies, introduction of higher margin products and other means.

To attract new customers or retain existing customers, we may offer certain price concessions to certain customers, which could cause our average selling prices and gross margin to decline. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or by our competitors and other factors. We expect to continue to have to reduce prices of existing products in the future. Moreover, because of the wide price differences across the markets we serve, the mix and types of performance capabilities of our products sold may affect the average selling prices of our products and have a substantial impact on our revenue and margin. We may enter new markets in which a significant amount of competition exists, and this may require us to sell our products with lower gross margin than we earn in our established businesses. If we are successful in growing revenue in these markets, our overall margin may decline. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover the fixed costs and investments associated with a particular product, and as a result may harm our financial results.

Additionally, because we do not operate our own manufacturing, assembly, testing or packaging facilities, we are not able to reduce our costs as rapidly as companies that operate their own facilities and our costs may even increase, which could also reduce our gross margin. Our margin could also be impacted for example by the following factors: increased costs (including increased costs caused by tariffs, inflation, higher interest rates, or supply chain constraints); loss of cost savings if parts ordering does not correctly anticipate product demand or if the financial health of either our manufacturers partners or our suppliers deteriorates; excess inventory, or inventory holding and obsolescence charges. In addition, we are subject to risks from fluctuating market prices of certain components, which are incorporated into our products or used by our suppliers to manufacture our products. Supplies of these components may from time to time become restricted, or general market factors and conditions such as inflation or supply chain constraints have in the past affected, currently affect and may in the future affect pricing of such commodities. For example, during the first few quarters of fiscal 2023 supply shortages in the semiconductor industry of multi-layer complex substrates, IC packaging capacity and fab constraints resulted in increased lead times, inability to meet demand, and increased costs. Any increase in the price of components used in our products will adversely affect our margin.

We may enter into new markets, including markets with different business models, as a result of our acquisitions or for other reasons that may reduce our gross margin and operating margin. For example, for certain products we use an ASIC model to offer end-to-end solutions for intellectual property, design team, fab and packaging to deliver a tested, yielded product to customers. This business model tends to have a lower gross margin. In addition, the costs related to this type of business model typically include significant NRE costs that customers pay based on the completion of milestones. Our operating margin may decline if our customers do not agree to pay for NREs, if they do not pay enough to cover the costs we incur in connection with NREs, or non-payment of previously agreed NRE costs. In addition, our operating margin may decline if we are unable to sell products in sufficient volumes to cover the development costs that we have incurred. In addition, the ASIC business model requires us to use third-party intellectual property and we may lose business or experience reputational harm if third parties, including customers, lose confidence in our ability to protect their intellectual property rights. With respect to risks related to our use of third-party intellectual property, see also, "*We have been named as a party to several legal proceedings and may be named in additional ones in the future, including litigation involving our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.*"

WE ARE VULNERABLE TO PRODUCT DEVELOPMENT AND MANUFACTURING-RELATED RISKS

We rely on our manufacturing partners for the manufacture, assembly, testing and packaging of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested or to be able to fulfill our orders could damage our relationships with our customers, decrease our sales and limit our ability to grow our business.

We do not have our own manufacturing, assembly or packaging facilities and have very limited in-house testing facilities. Therefore, we currently rely on several third-party manufacturing partners to produce our products. We also currently rely on several third-party assembly, testing and packaging subcontractors to assemble, package and test our products. This exposes us to a variety of risks, including the following:

Regional Concentration

Most of our products are manufactured by third-party foundries located in Taiwan, and other sources are located in China, Germany, South Korea, Singapore and the United States. In addition, most of our third-party assembly, testing and packaging facilities are located in China, Malaysia, Singapore, Taiwan and Canada. Because of the geographic concentration of most of these third-party foundries, as well as most of our assembly, testing and packaging subcontractors, we are exposed to the risk that their operations may be disrupted by regional events including, for example, droughts, earthquakes (particularly in Taiwan and elsewhere in the Pacific Rim close to fault lines), tsunamis or typhoons, severe storms, power outages, or by actual or threatened public health emergencies such as the COVID-19 pandemic and future pandemics, or by political, social or economic instability, or by geopolitical tensions and conflicts. For example, we were impacted by COVID outbreaks in Asia in the first half of fiscal 2023 that resulted in closed factories, clogged ports and a shortage of workers as officials imposed lockdowns and mass testing requirements. In the case of such an event, our revenue, cost of goods sold and results of operations may be negatively impacted. In addition, there are limited numbers of alternative foundries capable of producing advanced technologies and identifying and implementing alternative manufacturing facilities would be time consuming. Although there is a movement in the U.S. to build more foundries locally and the U.S. government is providing funds or other incentives for certain companies to do so, we do not expect that such foundries will be available to us to produce certain types of advanced technologies any time soon, if ever. If we need to utilize alternate manufacturing facilities, either in Taiwan or elsewhere we could experience significant expenses and delays in product shipments, which could harm our results of operations.

No Guarantee of Capacity or Supply

The ability of each of our manufacturing partners to provide us with materials and services is limited by its available capacity and existing obligations. When demand is strong, availability of our partners' capacity may be constrained or not available, and with certain exceptions, our vendors are not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. We place our orders on the basis of our customers' purchase orders or our forecast of customer demand, and most of our manufacturing partners can allocate capacity to the production of other companies' products and reduce deliveries to us on short notice. It is possible that their customers that are larger and better financed than we are or that have long-term agreements with our main foundries may induce them to reallocate capacity to those customers. Most of our manufacturing partners may reallocate capacity to their customers offering them a better margin or rate of return than provided by us. This reallocation could impair our ability to secure the supply of components that we need. Moreover, if any of our third-party manufacturing partners or other suppliers are unable to secure the necessary raw materials from their suppliers, lose benefits under material agreements, experience power outages or labor shortages, or lack sufficient capacity to manufacture our products, encounter financial difficulties or suffer any other disruption or reduction in efficiency, we may encounter supply delays or disruptions, which could harm our business or results of operations.

There are a very limited number of foundries and consolidation of the foundries that provide services to us or to the semiconductor industry due to bankruptcy or through business combinations, including mergers, asset acquisitions and strategic partnerships may adversely impact us. A foundry, supplier or other manufacturing partner could become unavailable to us if it is acquired by a competitor or a large company that may change the scope of the offerings. Or a foundry may not be suitable for us if it does not invest in, or have the ability to manufacture, advanced technologies. In particular, as we and others in our industry transition to smaller geometries, our manufacturing partners may be supply constrained or may charge premiums for these advanced technologies, which may harm our business or results of operations. See also, *"We may experience increased actual and opportunity costs as a result of our transition to smaller geometry process technologies."* In addition, a foundry or supplier may become unavailable to us as a result of economic or political instability. Any disruption to our manufacturing partners could result in a material decline in our revenue, net income and cash flow.

We have in the past including in the first few quarters of fiscal 2023, and may in the future, experience a number of industry-wide supply constraints affecting the type of high complexity products we provide for data infrastructure. These supply constraints have impacted, and in the future may impact, the kitting process for our products. These supply challenges have in the past, and may in the future, limit our ability to fully satisfy demand for some of our products.

While we attempt to create multiple sources for our products, most of our products are not manufactured at more than one foundry at any given time, and our products typically are designed to be manufactured in a specific process at only one of these foundries. Accordingly, if one of our foundries is unable to provide us with components as needed, it would be difficult for us to transition the manufacture of our products to other foundries, and we could experience significant delays in securing sufficient supplies of those components. Any disruption to our foundry partners could result in a material decline in our revenue, net income and cash flow. In addition, our assembly testing and packaging partners may be single sourced and it may be difficult for us to transition to other manufacturing partners for these services.

In order to secure sufficient capacity when demand is high and to mitigate the risks described in the foregoing paragraph, we have entered into, and in the future may enter into, various arrangements with certain manufacturing partners or other suppliers that could be costly and harm our results of operations, such as nonrefundable deposits with, or loans to, such parties in exchange for capacity commitments, or contracts that commit us to purchase specified quantities of components over extended periods. We may not be able to make such arrangements in the future in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results.

During the first few quarters of fiscal 2023, supply shortages in the semiconductor industry of multi-layer complex substrates, IC packaging capacity, and specific wafer process node constraints resulted in increased lead times, inability to meet demand, and increased costs. Because of the geographic concentration of some of these suppliers, we are exposed to the risk that their operations may be disrupted by regional events including droughts, earthquakes (particularly in Taiwan and elsewhere in the Pacific Rim close to fault lines), tsunamis or typhoons, severe storms, power outages, or by actual or threatened public health emergencies such as the COVID-19 pandemic, or by political, social or economic instability. In addition, while the Russian invasion of Ukraine has not had a direct material impact on us due to our limited sales to Russia and Ukraine, we are unable to predict the indirect impact this conflict will have on us due to impacts on the supply chain, global and domestic economies, interest rates and stock markets. Moreover, while Israel's declaration of war on Hamas, a U.S. designated Foreign Terrorist Organization, and current armed conflict in Israel and the Gaza Strip is not expected to have a material impact on us, we are unable to predict the full impact this conflict will have on us or our operations in Israel due to impacts on the supply chain, global and domestic economies, interest rates and stock markets.

Uncertain Yields and Quality

The fabrication of our products is a complex and technically demanding process. Our manufacturing partners have from time to time experienced manufacturing defects and lower manufacturing yields, which are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields or unacceptable performance. In addition, we may face lower manufacturing yields and reduced quality in the process of ramping up and diversifying our manufacturing partners. Poor yields from our partners, or defects, integration issues or other performance problems with our products could cause us significant customer relations and business reputation problems, harm our financial performance and result in financial or other damages to our customers. Our customers could also seek damages in connection with product liability claims, which would likely be time consuming and costly to defend. In addition, defects could result in other significant costs. See also, *"Costs related to defective products could have a material adverse effect on us."*

Because we rely on outside manufacturing partners, we have a reduced ability to directly control product delivery schedules and quality assurance, which has in the past and may in the future result in product shortages or quality assurance problems that delay shipments or increase costs.

Commodity Prices

We are also subject to risk from increasing or fluctuating market prices of certain commodity raw materials, including gold and copper, which are incorporated into our end products or used by our suppliers to manufacture our end products. Supplies for such commodities have from time to time become restricted, or general market factors and conditions have in the past affected and may in the future affect pricing of such commodities (such as inflation or supply chain constraints).

We may experience increased actual and opportunity costs as a result of our transition to smaller geometry process technologies.

In order to remain competitive, we have transitioned, and expect to continue to transition, our semiconductor products to increasingly smaller line width geometries. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. We also evaluate the costs of migrating to smaller geometry process technologies including both actual costs such as increased mask costs and wafer costs and increased costs related to EDA (electronic design automation) tools and the opportunity costs related to the technologies we choose to forego. These transitions are imperative for us to be competitive with the rest of the industry and to target some of our product development in high growth areas to these advanced nodes, which has resulted in significant initial design and development costs.

We have been, and may continue to be, dependent on our relationships with our manufacturing partners to transition to smaller geometry processes successfully. We cannot ensure that the partners we use will be able to effectively manage any future transitions. In addition, there are a very limited number of foundries capable of producing advanced technologies, and identifying and implementing alternative manufacturing facilities would be time consuming. If we or any of our partners experience significant delays in a future transition or fail to efficiently implement a transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations.

As smaller geometry processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third-party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, if at all. Moreover, even if we are able to achieve higher levels of design integration, such integration may have a short-term adverse impact on our results of operations, as we may reduce our revenue by integrating the functionality of multiple chips into a single chip.

We rely on our customers to design our products into their systems, and the nature of the design process requires us to incur expenses prior to customer commitments to use our products or recognizing revenues associated with those expenses which may adversely affect our financial results.

One of our primary focuses is on winning competitive bid selection processes, known as "design wins," to develop products for use in our customers' products. We devote significant time and resources in working with our customers' system designers to understand their future needs and to provide products that we believe will meet those needs and these bid selection processes can be lengthy. If a customer's system designer initially chooses a competitor's product, it becomes significantly more difficult for us to sell our products for use in that system because changing suppliers can involve significant cost, time, effort and risk for our customers. Thus, our failure to win a competitive bid can result in our foregoing revenues from a given customer's product line for the life of that product. In addition, design opportunities may be infrequent or delayed. Our ability to compete in the future will depend, in large part, on our ability to design products to ensure compliance with our customers' and potential customers' specifications. We expect to invest significant time and resources and to incur significant expenses to design our products to ensure compliance with relevant specifications.

We often incur significant expenditures in the development of a new product without any assurance that our customers' system designers will select our product for use in their applications. We often are required to anticipate which product designs will generate demand in advance of our customers expressly indicating a need for that particular design. Even if our customers' system designers select our products, a substantial period of time will elapse before we generate revenues related to the significant expenses we have incurred.

The reasons for this delay generally include the following elements of our product sales and development cycle timeline and related influences:

- our customers usually require a comprehensive technical evaluation of our products before they incorporate them into their designs;

- it can take from six months to three years from the time our products are selected to commence commercial shipments; and

- our customers may experience changed market conditions or product development issues.

The resources devoted to product development and sales and marketing may not generate material revenue for us, and from time to time, we may need to write off excess and obsolete inventory if we have produced product in anticipation of expected demand. We may spend resources on the development of products that our customers may not adopt. If we incur significant expenses and investments in inventory in the future that we are not able to recover, and we are not able to compensate for those expenses, our operating results could be adversely affected. In addition, if we sell our products at reduced prices in anticipation of cost reductions but still hold higher cost products in inventory, our operating results would be harmed.

Additionally, even if system designers use our products in their systems, we cannot assure you that these systems will be commercially successful or that we will receive significant revenue from the sales of our products for those systems. As a result, we may be unable to accurately forecast the volume and timing of our orders and revenues associated with any new product introductions.

We have in the past, and may continue to, make custom or semi-custom products on an exclusive basis for some of our customers for a negotiated period of time. The percentage of our sales related to custom or semi-custom products has been increasing over the last few years. Any revenue from sales of our custom or semi-custom products is directly related to sales of the third-party customer's products and reflective of their success in the market. We have no control over the marketing efforts of these third-party customers and cannot make any assurances that sales of their products will be successful in current or future years. In addition, if these customers are bought by our competitors or other third parties, they may terminate agreements related to these custom or semi-custom products or otherwise limit our access to technology necessary for the production of these products. As a result, there may be no other customers for these products due to their custom or semi-custom nature. Consequently, we may not fully realize our expectations for custom or semi-custom product revenue and our operating results may be adversely affected.

Additionally, failure of our customers to agree to pay for NRE costs or failure to pay enough to cover the costs we incur in connection with NREs, or non-payment of previously agreed NRE costs due to us, can harm our financial results.

If we are unable to develop and introduce new and enhanced products that achieve market acceptance in a timely and cost-effective manner, our results of operations and competitive position will be harmed.

Our future success will depend on our ability to develop and introduce new products and enhancements to our existing products that address customer requirements, in a timely and cost-effective manner and are competitive as to a variety of factors. For example, we must successfully identify customer requirements and design, develop and produce products on time that compete effectively as to price, functionality and performance. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions, and increasing demand for higher levels of integration and smaller process geometries.

In addition, the development of new semiconductor solutions is highly complex and, due to a variety of factors, including supply chain cross-dependencies, dependencies on EDA and similar tools, dependencies on the use of third-party, business partner or customer intellectual property, collaboration and synchronization requirements with business partners and customers, requirements to establish new manufacturing, testing, assembly and packing processes, and other factors, we may experience delays in completing the design, development, production and introduction of our new products. Any delays could result in increased development costs, hurt our customer relationships including our ability to win new designs, resulting in lost potential future revenue, or impact our ability to allocate resources to other projects. See also, *"We rely on our manufacturing partners for the manufacture, assembly, testing and packaging of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested or to be able to fulfill our orders could damage our relationships with our customers, decrease our sales and limit our ability to grow our business"* for additional information on the impacts of supply chain cross-dependencies on our business.

Our ability to adapt to changes and to anticipate future industry standards, and the rate of adoption and acceptance of those standards, will be a significant factor in maintaining or improving our competitive position and prospects for growth. We may also have to incur substantial unanticipated costs to comply with these new standards. Our success will also depend on the ability of our customers to develop new products and enhance existing products for the markets they serve and to introduce and promote those products successfully and in a timely manner. Even if we and our customers introduce new and enhanced products to the market, those products may not achieve market acceptance.

Some of our customers require our products and our third-party manufacturing partners to undergo a lengthy and expensive qualification process which does not assure product sales. If we are unsuccessful or delayed in qualifying these products with a customer, our business and operating results would suffer.

Prior to purchasing our products, some of our customers require that both our products and our third-party manufacturing partners undergo extensive qualification processes, which involve testing of our products in the customers' systems, as well as testing for reliability. This qualification process can take several months and qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision in our third-party manufacturing partners' process or our selection of a new supplier may require a new qualification process with our customers, which may result in delays and in our holding excess or obsolete inventory. After our products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualify our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying these products with a customer, sales of the products to the customer may be precluded or delayed, which may impede our growth and cause our business to suffer.

Costs related to defective products could have a material adverse effect on us.

We make highly complex semiconductor solutions and, accordingly, there is a risk of defects in our products. Such defects can give rise to the significant costs noted below. Moreover, since the cost of replacing defective products is often much higher than the value of the products themselves, we are subject to damage claims from customers in excess of the amounts they pay us for our products, including consequential damages. We also face exposure to potential liability resulting from the fact that our customers typically integrate the semiconductor solutions we sell into numerous consumer products, including automobiles. We are exposed to product liability claims if our semiconductor solutions or the consumer products integrated with our semiconductor solutions (such as automobiles), malfunction and lead to personal injury or death. In addition, our customers may issue recalls on their products if they prove to be defective or make compensatory payments in accordance with industry or business practice or in order to maintain good customer relationships. If such recalls or payments are the result of a defect in one of our products, our customers may seek to recover all or a portion of their losses from us. Recalls of our customers' products in certain end-markets, such as with our automotive and base station customers, may cause us to incur significant costs.

In addition, despite our testing procedures, we cannot ensure that errors will not be found in new products or releases after commencement of commercial shipments in the future. Such errors could result in:

- loss of or delay in market acceptance of our products;

- material recall and replacement costs;

- delay in revenue recognition or loss of revenue;

- writing down the inventory of defective products;

- the diversion of the attention of our engineering personnel from product development efforts;

- our having to defend against litigation related to defective products or related property damage or personal injury; and

- damage to our reputation in the industry that could adversely affect our relationships with our customers.

In addition, the process of identifying a recalled product in devices that have been widely distributed may be lengthy and require significant resources. We may have difficulty identifying the end customers of the defective products in the field, which may cause us to incur significant replacement costs, contract damage claims from our customers and further reputational harm. Any of these problems could materially and adversely affect our results of operations.

Despite our best efforts, security vulnerabilities may exist with respect to our products. Mitigation techniques designed to address such security vulnerabilities, including software and firmware updates or other preventative measures, may not operate as intended or effectively resolve such vulnerabilities. Software and firmware updates and/or other mitigation efforts may result in performance issues, system instability, data loss or corruption, unpredictable system behavior, or the theft of data by third parties, any of which could significantly harm our business and reputation. See also, *"Cybersecurity risks could adversely affect our business and disrupt our operations."*

We rely on third-party distributors and manufacturers' representatives and the failure of these distributors and manufacturers' representatives to perform as expected could reduce our future sales.

From time to time, we enter into relationships with distributors and manufacturers' representatives to sell our products, and we are unable to predict the extent to which these partners will be successful in marketing and selling our products. Moreover, many of our distributors and manufacturers' representatives also market and sell competing products, and may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional distributors or manufacturers' representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain or attract distributors or manufacturers' representatives, or if any of our distributors or manufacturer's representatives are unsuccessful in marketing and selling our products or terminate their relationships with us, our sales and results of operations will be harmed.

WE OPERATE GLOBALLY AND ARE SUBJECT TO SIGNIFICANT RISKS IN MANY JURISDICTIONS

Adverse changes in the political, regulatory and economic policies of governments in connection with trade with China and Chinese customers have reduced the demand for our products and damaged our business.

Regulatory activity, such as tariffs, export controls and sanctions, economic sanctions and related laws have in the past and may continue to materially limit our ability to make sales to customers in China, which has in the past and may continue to harm our results of operations, reputation and financial condition. Moreover, to the extent the governments of China, the United States or other countries seek to promote use of domestically produced products or to reduce the dependence upon or use of products from another (sometimes referred to as "decoupling"), they may adopt or apply regulations or policies that have the effect of reducing business opportunities for us. Such actions may take the form of specific restrictions on particular customers, products, technology areas, or business combinations. For example, in the area of investments and mergers and acquisitions, the United States announced new requirements for approval by the United States government of outbound investments; and the approval by China regulatory authorities is required for business combinations of companies that conduct business in China over specific thresholds, regardless of where those businesses are based. Restrictions may also be imposed based on whether the supplier is considered unreliable or a security risk. For example, the Chinese government adopted a law that would restrict purchases from suppliers deemed to be "unreliable suppliers". In May 2023, the Cyberspace Administration of China banned the sale of Micron Technology, Inc.'s products to certain entities in China and stated that such products pose significant security risks to China's critical information infrastructure supply chain and national security. Then in July 2023, China announced restrictions on the export of gallium and geranium, both of which are used in the manufacture of semiconductors, stating that such restrictions are intended to protect China's national security. In addition, China has responded, seemingly in retaliation to a 10% tariff on imported goods, by announcing antitrust probes against certain U.S. technology companies. While we are not currently the subject of such an antitrust probe, there can be no assurance that such a probe will not be initiated in the future, which may result in substantial costs and may divert our attention and resources. While we do not expect these announced restrictions to materially impact us, any export restrictions reducing our ability to manufacture our products can adversely impact our revenues, profits and results of operations.

Concerns that semiconductors are necessary for national security, manufacturing and critical infrastructure, as well as concerns of their potential use to restrict human rights, has led to increased U.S. export restrictions impacting sales of semiconductors and semiconductor technology to China or specific customers in China. For example, the addition of certain companies to the Entity List, which places export restrictions on certain foreign persons or entities by the U.S. Department of Commerce's Bureau of Industry and Security, has dampened demand for our products. Due to the U.S. government restricting sales to certain customers in China, sales to some customers require licenses for us to export our products; however, in the past some of these licenses have been delayed or denied and there can be no assurances that requests for future licenses will be approved by the U.S. government. In addition, certain existing export licenses to China may be revoked due to changes in U.S. government policy. In February 2022, the U.S. National Science and Technology Council published an updated list of critical and emerging technologies, which includes semiconductors, as part of an ongoing effort to identify advanced technologies that are potentially significant to U.S. national security, which could result in more stringent export controls or a greater number of our products requiring a license for export to China. In addition, the U.S. Department of Commerce Bureau of Industry and Security recently released new controls on the export of advanced computing and semiconductor manufacturing items to China as well as transactions related to supercomputer end-uses in China with the aim of addressing U.S. national security and foreign policy concerns. The regulations published in October 2022 include new restrictions on U.S. persons with respect to activities that are not subject to the Export Administration Regulations ("EAR"), which differs from the agency's historical approach of controlling items that are subject to the EAR, and the regulations published in October 2023 impose additional licensing requirements for exports to China (and certain other countries) of integrated circuits exceeding certain performance thresholds. Export restrictions reducing our sales of products to China, have in the past and may in the future adversely impact our revenues, profits and results of operations. In January 2025, the AI Diffusion Rule and the Foundry Due Diligence Rule were issued. While we do not expect these January 2025 restrictions to materially impact us, any export restrictions reducing our ability to manufacture our products can adversely impact our revenues, profits and results of operations.

In addition to direct impacts on our products there may be indirect impacts to our business that we cannot easily quantify such as the fact that export restrictions may also impact some of our other customers' products that incorporate ours as a component, or that may cause customers to develop their own products or solutions instead of purchasing from us or to acquire products or solutions from our competitors or other third-party sources. Moreover, concerns that U.S. companies may not be reliable suppliers as a result of the foregoing and other actions has caused, and may in the future cause, some of our customers in China to amass large inventories of our products well in advance of need or cause some of our customers to replace our products in favor of products from other suppliers. This can adversely affect accurately assessing our current and future demand for our products and our business.

Most of our products are manufactured by third-party foundries located in Taiwan. In addition to restrictions imposed by the United States or China on exports or imports from one another, we may be adversely impacted by export restrictions, labeling requirements or other trade related issues or disputes, or political conflicts or tensions between China and Taiwan as these restrictions and requirements could impact or delay the delivery of our products to our customers in China.

We typically sell products to customers in China pursuant to purchase orders rather than long term purchase commitments. Some customers in China may be able to cancel or defer purchase orders on short notice without incurring a penalty and, therefore, they may be more likely to do so while the tariffs and trade restrictions are in effect. See also, the Risk Factor entitled *"We are subject to order and shipment uncertainties. If we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our gross margin. Conversely, we may have insufficient inventory or be unable to obtain the supplies or contract manufacturing capacity to meet demand, which would result in lost revenue opportunities and potential loss of market share as well as damaged customer relationships."*

Changes to U.S. or foreign tax, trade policy, tariff and import/export regulations may have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. or foreign international tax, social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business have in the past and could in the future adversely affect our business. For example, while the Russian invasion of Ukraine (including related export and other business sanctions on Russia) has not had a material impact on us due to our limited sales to Russia and Ukraine, we are unable to predict the indirect impact this conflict will have on us through impacts to the supply chain, the global and domestic economies, interest rates or stock markets. The U.S. government has in the past, and may in the future, instituted or proposed changes in trade policies that included the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business. For example, on May 14, 2024, the Biden administration announced new tariffs on certain goods to encourage China to eliminate unfair trade practices regarding technology transfer, intellectual property, and innovation. The Biden administration directed increases in tariffs on a significant amount of imports from China across certain strategic sectors including semiconductors. As a result, the tariff rate on certain types of semiconductors increased from 25% to 50% in 2024. In addition, the Trump administration has recently announced new tariffs on imports from Canada, China and Mexico. These new tariffs are not expected to have a direct impact on the Company, however, any new tariffs and other changes in U.S. trade policy could trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing trade sanctions on certain U.S. goods.

In addition, the U.S. government has in the past, and may in the future, adopted policies that discourage corporations from outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the U.S., which required us to change the way we conduct business. Political changes and trends such as populism, protectionism, economic nationalism and sentiment toward multinational companies and resulting changes to trade, tax or other laws and policies may be disruptive to our businesses. These changes in U.S. and foreign laws and policies have the potential to adversely impact the U.S. economy or certain sectors thereof, our industry and the global demand for our products, and as a result, could have a material adverse effect on our business, financial condition and results of operations. See also, "*Adverse changes in the political, regulatory and economic policies of governments in connection with trade with China and Chinese customers have reduced the demand for our products and damaged our business*" and "Changes in existing taxation benefits, tax rules or tax practices may adversely affect our financial results."

We face additional risks due to the extent of our global operations since a majority of our products, and those of many of our customers, are manufactured and sold outside of the United States. The occurrence of any or a combination of the additional risks described below would significantly and negatively impact our business and results of operations.

A substantial portion of our business is conducted outside of the United States and, as a result, we are subject to foreign business, political and economic risks. Most of our products are manufactured by our manufacturing partners outside of the United States. Most of our current qualified integrated circuit foundries are located in the same region within Taiwan. In addition, our primary assembly, testing and packaging subcontractors are located in the Pacific Rim region. For example, a substantial amount of our revenue is derived from products manufactured in Taiwan and as a result, disruptions to business in Taiwan, whether political, military, natural disasters or other events will adversely impact our business. In addition, many of our customers have operations located outside of the United States, primarily in Asia, which further exposes us to foreign risks. Sales shipped to customers with operations in Asia represented approximately 75% and 70% of our net revenue in fiscal 2025 and 2024, respectively.

We also have substantial operations outside of the United States. We anticipate that our manufacturing, assembly, testing, packaging and sales outside of the United States will continue to account for a substantial portion of our operations and revenue in future periods.

Accordingly, we are subject to risks associated with international operations, including:

- political, social and economic instability, military hostilities including invasions, wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions;

- volatile global economic conditions, including downturns or recessions in which some competitors may become more aggressive in their pricing practices, which would adversely impact our gross margin;

- compliance with domestic and foreign export and import regulations, including any pending changes thereto, and difficulties in obtaining and complying with domestic and foreign export, import and other governmental approvals, permits and licenses;

- local laws and practices that favor local companies, including business practices that are prohibited by the U.S. Foreign Corrupt Practices Act and other anti-corruption laws and regulations;

- difficulties in staffing, managing or closing foreign operations;

- natural disasters or other events, including droughts or other water shortages, earthquakes, fires, tsunamis and floods, or power outages;

- trade restrictions, higher tariffs, worsening trade relationship between the United States and China (or other countries), or changes in cross border taxation, particularly in light of the tariffs imposed by the U.S. government;

- transportation delays such as the blockage of the Suez Canal affecting the flow of trade out of Asia, port closures and similar logistical issues;

- difficulties in obtaining, managing or terminating foreign distributors;

- less effective protection of intellectual property than is afforded to us in the United States or other developed countries;

- inadequate local infrastructure;

- actual or threatened public health emergencies such as the COVID-19 pandemic on our operations, employees, customers and suppliers; and

- exposure to local banking, currency control and other financial-related risks.

For example, we are subject to risks related to Israel's declaration of war on Hamas, a U.S. designated Foreign Terrorist Organization and the current armed conflict in Israel and the Gaza Strip. We have employees in Israel. These employees may be impacted by: (1) disruptions to operations and business continuity, including physical damage or impaired access to company facilities, offices or technology, and disruptions in access to electricity, gasoline or water, and (2) workforce disruptions, including the mobilization of employees who are members of the Israeli military reserves to active duty, disrupted communication with employees in the conflict zone and restrictions on movement in areas subject to armed conflict. While these disruptions are not currently expected to have a material impact on us, at this time we are unable to predict the full impact this conflict will have on us and our employees in the future.

As a result of having global operations, the sudden disruption of the supply chain and/or disruption of the manufacture of our customer's products caused by events outside of our control has in the past and may in the future impact our results of operations by impairing our ability to timely and efficiently deliver our products. See also, "*We rely on our manufacturing partners for the manufacture, assembly, testing and packaging of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested or to be able to fulfill our orders could damage our relationships with our customers, decrease our sales and limit our ability to grow our business.*"

Moreover, the international nature of our business subjects us to risk associated with the fluctuation of the U.S. dollar versus foreign currencies. Decreases in the value of the U.S. dollar versus currencies in jurisdictions where we have large fixed costs, or where our third-party manufacturing partners have significant costs, will increase the cost of such operations which could harm our results of operations. In addition, an appreciation of the U.S. dollar relative to the local currency could reduce sales of our products.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH THE RAPID GROWTH OF THE COMPANY AND WITH OUR STRATEGIC TRANSACTIONS

We may not be able to scale our business quickly enough to meet our customers' needs or in an efficient manner, which could harm our operating results.

Over the last few years, we have rapidly increased in size. As a result, we have had to, and expect in the future to continue to need to, appropriately scale our business, internal systems and organization and to continue to improve our operational, financial and management controls, reporting systems and procedures, to serve our growing customer base. Even if we are able to upgrade our systems and expand our staff, any such expansion will likely be expensive and complex, requiring management's time and attention. We could also face inefficiencies, reduced productivity or operational failures as a result of our efforts to scale our business. Moreover, there are inherent risks associated with upgrading, improving and expanding our information technology systems. We cannot be sure that the expansion and improvements to our business operations will be fully or effectively implemented on a timely basis, if at all. Any failure of, or delay in, these efforts could negatively impact performance and financial results.

Recent, current and potential future acquisitions, strategic investments, divestitures, mergers or joint ventures may subject us to significant risks, any of which could harm our business.

Our long-term strategy has included in the past, and may continue to include in the future, identifying and acquiring, investing in or merging with suitable companies, or divesting certain business lines, assets or activities. In particular, over time, we may acquire, make investments in, or merge with providers of product offerings that complement our business or may terminate or dispose of business lines, assets or activities if they are no longer in alignment with our operational strategy and priorities. This strategy, and our willingness to use cash to pay for such transactions, may be adversely impacted by high or increasing interest rates.

Mergers, acquisitions and divestitures include a number of risks and present financial, managerial and operational challenges. Given that our resources are limited, any decision to pursue a transaction has opportunity costs; accordingly, if we pursue a particular transaction, we may need to forgo the prospect of entering into other transactions or making other capital allocation decisions that could help us achieve our strategic objectives.

Any acquired business, technology, service or product could significantly underperform relative to our expectations. Our acquisitions may not further our business strategy as we expected, we may not integrate an acquired company or technology as successfully as we expected, we may impose our business practices that adversely impact the acquired business or we may overpay for, or otherwise not realize the expected return on our investments, each or all of which could adversely affect our business or operating results and potentially cause impairment to assets that we recorded as a part of an acquisition including intangible assets and goodwill. In addition, the use of our stock to finance an acquisition, will result in an increase in the number of outstanding shares and will reduce the ownership percentage of each of our outstanding stockholders.

When we decide to sell assets or a business, we may have difficulty selling on acceptable terms in a timely manner or at all. These circumstances could delay the achievement of our strategic objectives or cause us to incur additional expense, or we may sell a business or other assets at a price or on terms that are less favorable than we had anticipated, resulting in a loss on the transaction.

If we do enter into agreements with respect to acquisitions, divestitures, or other transactions, these transactions, or parts of these transactions, may fail to be completed due to factors such as: failure to obtain regulatory or other approvals; disputes or litigation; or difficulties obtaining financing for the transaction. In addition, such transactions are increasingly being subjected to regulatory review and other burdens, which could delay the closing of any transaction and greatly increase the costs related to such transaction. For example, the U.S. Federal Trade Commission recently announced new HSR rules that are expected to greatly expand disclosure requirements and require significantly more time to prepare filings.

If we fail to complete a transaction, we may nonetheless have incurred significant expenses in connection with such transaction. Failure to complete a pending transaction may result in negative publicity and a negative perception of us among the investment community.

In addition, we used a significant portion of our cash and incurred substantial indebtedness in connection with the financing of our acquisition of Inphi, which was completed in fiscal 2022. Our use of cash to fund our acquisitions has reduced our liquidity and may (i) limit our flexibility in responding to other business opportunities and (ii) increase our vulnerability to adverse economic and industry conditions. Furthermore, the financing agreements in connection with our outstanding indebtedness contain negative covenants, limitations on indebtedness, liens, sale and leaseback transactions and mergers and other fundamental changes. Our ability to comply with these negative covenants can be affected by events beyond our control. See also, *"We are subject to risks related to our debt obligations."*

For all these reasons, our pursuit of an acquisition, investment, divestiture, merger or joint venture could cause our actual results to differ materially from those anticipated.

WE ARE SUBJECT TO CYBERSECURITY RISKS

Cybersecurity risks could adversely affect our business and disrupt our operations.

We depend heavily on our technology infrastructure and maintain and rely upon certain critical information systems for the effective operation of our business. We routinely collect and store sensitive data in our information systems, including intellectual property and other proprietary information about our business and that of our customers, suppliers and manufacturing and other business partners. These information technology systems are subject to damage or interruption from several potential sources, including, but not limited to, natural disasters, destructive or inadequate code, malware, power failures, cyber-attacks, nation state advanced persistent threats, vendor errors causing operational interruptions, insider threats or other events. Cyber-attacks may include phishing or other forms of social engineering attacks, exploits of code or system configurations, malicious code, such as viruses and worms, ransomware attacks, zero day vulnerabilities and undisclosed security flaws exploited by threat actors, nation-state cyber warfare attacks, supply chain and third-party cyber-attacks, denial-of-service attacks and other actions granting unauthorized access to our technology infrastructure or information systems or those of our customers, suppliers and manufacturing and other business partners. In addition, we have in the past and may in the future be the target of email phishing attacks that attempt to acquire personal information or Company assets. As AI capabilities improve and become increasingly commonplace, we may see cyberattacks leveraging AI technology. These attacks could be crafted with an AI tool to directly attack information systems with increased speed and/or efficiency compared to a human threat actor or create more effective phishing emails. In addition, a vulnerability could be introduced from the result of our or our customers and business partners incorporating the output of an AI tool, such as AI generated source code, that includes a threat.

We have implemented cybersecurity processes, as discussed in more detail below, taking guidance from recognized cybersecurity frameworks to mitigate risks; however, we cannot guarantee that those risk mitigation measures will be effective. See Item 1C, "Cybersecurity" of this Annual Report on Form 10-K for additional information about our cybersecurity processes.

We have not experienced a material information security breach in the last three years, and as a result, we have not incurred any net expenses from such a breach. We have not been penalized or paid any amount under an information security breach settlement over the last three years. Further, we annually assess our insurance policy and have determined not to purchase cyber related insurance. Cyber-attacks have become increasingly more prevalent and much harder to detect, defend against or prevent. The risk of state-sponsored or geopolitical-related cybersecurity incidents has also increased recently due to geopolitical tensions or incidents, such as the Russian invasion of Ukraine and the armed conflict in Israel and the Gaza Strip. While we have historically been successful in defending against the cyber-attacks and breaches mentioned above, given the frequency of cyber-attacks and resulting breaches reported by other businesses and governments, it is likely we will experience one or more material breaches of some extent in the future. We have incurred and may in the future incur significant costs to implement, maintain and/or update security systems we believe are necessary to protect our information systems, or we may miscalculate the level of investment necessary to protect our systems adequately. Since the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

Our business also requires us to work with and in some cases to share confidential information with manufacturing partners, suppliers, customers and other third parties. Although we take steps to secure our confidential information that is provided to third parties, such measures may not always be effective. Data breaches, losses or other unauthorized access to or releases of confidential information have in the past occurred with these third parties and material data breaches, losses or other unauthorized access to, or releases of, our confidential information may in the future occur in connection with third-party breaches that could materially adversely affect our reputation, financial condition and operating results and could result in liability or penalties under data privacy laws. In addition, we may be subject to losses of access to all or part our systems because of our use of third-party services or software, which losses may not always be the result of malicious activity, and we cannot guarantee that any such future outages will not materially impact the Company.

To the extent that any system failure, accident or security breach results in material disruptions or interruptions to our operations, or those of our customers, suppliers and manufacturing and other business partners, or the theft, loss or disclosure of, or damage to our data or confidential information, including our intellectual property, our reputation, business, results of operations and/or financial condition could be materially adversely affected.

WE ARE SUBJECT TO RISKS RELATED TO OUR DEBT OBLIGATIONS

Our indebtedness could adversely affect our financial condition and our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

As of February 1, 2025, we had a total of $4.1 billion debt outstanding, which consisted of $3.5 billion of senior notes outstanding and $590.6 million outstanding under our 2026 Term Loan. We also had $1.0 billion of availability under our 2023 Revolving Credit Facility.

Our indebtedness could have important consequences to us including:

- increasing our vulnerability to adverse general economic and industry conditions;

- requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, execution of our business strategy, acquisitions and other general corporate purposes;

- limiting our flexibility in planning for, or reacting to, changes in the economy and the semiconductor industry;

- placing us at a competitive disadvantage compared to our competitors with less indebtedness;

- exposing us to interest rate risk to the extent of our variable rate indebtedness, particularly in the current environment of high or rising interest rates; and

- making it more difficult to borrow additional funds in the future to fund growth, acquisitions, working capital, capital expenditures and other purposes.

Although the Credit Agreements contain restrictions on our ability to incur additional indebtedness and the indentures governing the Notes (together, the "Notes Indentures") contain restrictions on creating liens and entering into certain sale-leaseback transactions, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness, liens or sale-leaseback transactions incurred in compliance with these restrictions could be substantial.

The Credit Agreements, the Notes Indentures and the indenture governing the MTI Senior Notes contain customary events of default upon the occurrence of which, after any applicable grace period, the lenders would have the ability to immediately declare the loans due and payable in whole or in part. In such event, we may not have sufficient available cash to repay such debt at the time it becomes due, or be able to refinance such debt on acceptable terms or at all. Any of the foregoing could materially and adversely affect our financial condition and results of operations.

The Credit Agreements and the Notes Indentures impose restrictions on our business.

The Credit Agreements and the Notes Indentures each contains a number of covenants imposing restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions, among other things, restrict our ability and our subsidiaries' ability to create or incur certain liens, incur or guarantee additional indebtedness, merge or consolidate with other companies, pay dividends, transfer or sell assets and make restricted payments. These restrictions are subject to a number of limitations and exceptions set forth in the Credit Agreements and the Notes Indentures. Our ability to meet the leverage ratio set forth in the Credit Agreements may be affected by events beyond our control.

The foregoing restrictions could limit our ability to plan for, or react to, changes in market conditions or our capital needs. We do not know whether we will be granted waivers under, or amendments to, our Credit Agreements or to the Notes Indentures if for any reason we are unable to meet these requirements, or whether we will be able to refinance our indebtedness on terms acceptable to us, or at all.

We may be unable to generate the cash flow to service our debt obligations.

We may not be able to generate sufficient cash flow to enable us to service our indebtedness, including the Notes, or to make anticipated capital expenditures. Our ability to pay our expenses and satisfy our debt obligations, refinance our debt obligations and fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including the Notes) or obtain additional financing. In addition, if our credit ratings are downgraded, the cost of current or future borrowings under our Credit Agreements may rise and our ability to obtain additional financing or refinance our existing debt may be negatively affected. We cannot assure you that we will be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all. If we cannot make scheduled payments on our debt, we will be in default and holders of our debt could declare all outstanding principal and interest to be due and payable, and we could be forced into bankruptcy or liquidation. In addition, a material default on our indebtedness could suspend our eligibility to register securities using certain registration statement forms under SEC guidelines that permit incorporation by reference of substantial information regarding us, potentially hindering our ability to raise capital through the issuance of our securities and increasing our costs of registration.

We may, under certain circumstances, be required to repurchase the Notes at the option of the holder.

We will be required to repurchase the Notes at the option of each holder upon the occurrence of a change of control repurchase event as defined in the Notes Indentures. However, we may not have sufficient funds to repurchase the Notes in cash at the time of any change of control repurchase event. Our failure to repurchase the Notes upon a change of control repurchase event would be an event of default under the Notes Indentures and could cause a cross-default or acceleration under the Credit Agreements and certain future agreements governing our other indebtedness. The repayment obligations under the Notes may have the effect of discouraging, delaying or preventing a takeover of our company. If we were required to repurchase the Notes prior to their scheduled maturity, it could have a significant negative impact on our cash and liquidity and could impact our ability to invest financial resources in other strategic initiatives.

CHANGES IN OUR EFFECTIVE TAX RATE MAY REDUCE OUR NET INCOME

Changes in existing taxation benefits, tax rules or tax practices may adversely affect our financial results.

As a United States domiciled company, the income from all of our foreign subsidiaries is subject to the U.S. tax provisions applicable to Global Intangible Low Taxed Income ("GILTI"), which generally requires that GILTI income be included in the taxable income of U.S. entities. The U.S. currently has a federal corporate tax rate of 21%. President Biden signed into law the Inflation Reduction Act of 2022 (the "IRA") on August 16, 2022 and the CHIPS and Science Act of 2022 on August 9, 2022. These laws implement new tax provisions and provide for various incentives and tax credits. The IRA applies to tax years beginning after December 31, 2022 and introduces a 15% alternative minimum tax for corporations whose average annual adjusted financial statement income for any consecutive three-tax-year period preceding the tax year exceeds $1 billion and a 1% excise tax on certain stock repurchases made by publicly traded U.S. corporations after December 31, 2022. While we are not currently subject to additional taxes under the IRA, if in the future, we become subject to these taxes, it could significantly affect our financial results, including our earnings and cash flows.

The Organization for Economic Cooperation and Development (the "OECD") has been working on a Base Erosion and Profit Shifting Project, and since 2015 has been issuing guidelines and proposals with respect to various aspects of the existing framework under which our tax obligations are determined in countries in which we do business. Many countries have implemented legislation and other guidance to align their international rules with the OECD's legal framework, including enacting a minimum tax rate of at least 15% as part of the OECD's "Pillar Two" initiative. During December 2022, the European Union reached agreement on the introduction of a minimum tax directive requiring member states to enact local legislation. On October 15, 2024, Singapore enacted legislation implementing aspects of Pillar Two, including a 15% minimum top up tax for periods beginning on or after January 1, 2025. We expect this legislation to result in an increase to our effective tax rate, and the impact could be significant to our financial results, earnings, and cash flows. On July 29, 2024, the Israeli Ministry of Finance announced that it intends to implement Qualified Domestic Minimum Top-up Tax ("QDMTT") in Israel, which will be effective for our fiscal year 2027. No legislation in Israel has been enacted at this time regarding Pillar Two. We will continue to monitor countries' laws with respect to the OECD model rules and the Pillar Two global minimum tax. The effects of any future legislation in this area are not yet reasonably estimable, but if such legislation is enacted in the future, could have a significant effect on our provision for income taxes, our financial results, and our earnings and cash flows.

We calculate our income taxes based on currently enacted laws. Because of increasing focus by government taxing authorities on multinational companies, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and could significantly adversely affect our financial results, including our earnings and cash flows.

In prior years, we entered into incentive agreements in certain foreign jurisdictions that provide for reduced income tax rates in such jurisdictions if certain criteria are met. The tax benefits associated with these reduced income tax rates are recorded through our income tax provision for the periods in which such incentive tax rates are effective. Receipt of past and future benefits under tax agreements and incentives may depend on several factors, including but not limited to, our ability to fulfill commitments regarding employment of personnel, investment, or performance of specified activities in the applicable jurisdictions as well as changes in foreign laws, including changes related to minimum tax rates under Pillar Two, which could significantly reduce the future income tax benefits associated with our incentives. In addition, changes in our business plans, including divestitures, as well as changes to tax laws, including changes related to Pillar Two, could result in termination of or renegotiation of an agreement or loss of tax benefits thereunder. If any of our tax agreements in any of these foreign jurisdictions were terminated or renegotiated, our results of operations and our financial position could be harmed.

In prior periods, we transferred certain intellectual property to a related entity in Singapore. The impact to us was based on our determination of the fair value of this property, which required management to make significant estimates and to apply complex tax regulations in multiple jurisdictions. In future periods, local tax authorities may challenge our valuations of these assets, which could reduce our expected tax benefits from these transactions.

Our profitability and effective tax rate could be impacted by unexpected changes to our statutory income tax rates or income tax liabilities. Such changes could result from various items, including changes in tax laws or regulations, changes to court or administrative interpretations of tax laws, changes to our geographic mix of earnings, changes in the valuation of our deferred tax assets and liabilities, changes in valuation allowances on our deferred tax assets, discrete items, changes in our supply chain, and changes due to audit assessments. In particular, the tax benefits associated with our transfer of intellectual property to Singapore are sensitive to our future profitability and taxable income in Singapore, audit assessments, and changes in applicable tax law. Our current corporate effective tax rate fluctuates significantly from period to period, and is based on the application of currently applicable income tax laws, regulations and treaties, as well as current judicial and administrative interpretations of these income tax laws, regulations and treaties, in various jurisdictions.

WE ARE SUBJECT TO RISKS RELATED TO OUR ASSETS

We are exposed to potential impairment charges on certain assets.

We had approximately $11.6 billion of goodwill and $2.7 billion of acquired intangible assets on our consolidated balance sheet as of February 1, 2025. Under generally accepted accounting principles in the United States, we are required to review our intangible assets including goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We perform an assessment of goodwill for impairment annually on the last business day of our fiscal fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. When testing goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value or we may determine to proceed directly to the quantitative impairment test.

Factors we consider important in the qualitative assessment which could trigger a goodwill impairment review include: significant underperformance relative to historical or projected future operating results; significant changes in the manner of our use of the acquired assets or the strategy for our overall business; significant negative industry or economic trends; a significant decline in our stock price for a sustained period; and a significant change in our market capitalization relative to our net book value.

We assess the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Circumstances which could trigger a review include, but are not limited to the following: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. For example, if the operations of any businesses that we have acquired declines significantly, we could incur significant intangible asset impairment charges.

For example, a restructuring plan was initiated during the third quarter of fiscal 2025 to increase research and development investment in the data center end market and reduce the investment in new product development in other end markets including the cancellation of certain future product releases. As a result, we were required to assess the recoverability of related long-lived assets. On completion of the assessment, the Company determined the carrying values of certain long-lived assets were not recoverable. We utilized a discounted cash flow method of valuation to determine the fair value of the associated assets and liabilities compared to their carrying values, which resulted in recognition of asset impairment charges for acquired intangible assets, purchased technology licenses, and property and equipment. We recognized $711.8 million of restructuring related charges during fiscal 2025. See "Note 4 – Restructuring" in the Notes to Consolidated Financial Statements for further information.

We have determined that our business operates as a single operating segment and has a single reporting unit for the purpose of goodwill impairment testing. The fair value of the reporting unit is determined by taking our market capitalization as determined through quoted market prices and as adjusted for a control premium and other relevant factors. If our fair value declines to below our carrying value, we could incur significant goodwill impairment charges, which could negatively impact our financial results. If in the future a change in our organizational structure results in more than one reporting unit, we will be required to allocate our goodwill and perform an assessment of goodwill for impairment in each reporting unit. As a result, we could have an impairment of goodwill in one or more of such future reporting units.

In addition, from time to time, we have made investments in private companies. If the companies that we invest in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invest. We evaluate our investment portfolio on a regular basis to determine if impairments have occurred. Impairment charges could have a significant effect on our results of operations in any period.

We are subject to the risks of owning real property.

Our buildings in Santa Clara, California and Shanghai, China subject us to the risks of owning real property, which include, but are not limited to:

- the possibility of environmental contamination and the costs associated with remediating any environmental problems;

- adverse changes in the value of these properties due to economic conditions, the movement by many companies to a full time work from home or a hybrid work environment, interest rate changes, changes in the neighborhood in which the property is located, or other factors;

- the possible need for structural improvements in order to comply with zoning, seismic and other legal or regulatory requirements;

- the potential disruption of our business and operations arising from or connected with a relocation due to moving or to renovating the facility;

- increased cash commitments for improvements to the buildings or the property, or both;

- increased operating expenses for the buildings or the property, or both;

- possible disputes with third parties related to the buildings or the property, or both;

- failure to achieve expected cost savings due to extended non-occupancy of a vacated property intended to be leased; and

- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of earthquakes, floods and/or other natural disasters.

WE ARE SUBJECT TO IP RISKS AND RISKS ASSOCIATED WITH LITIGATION AND REGULATORY PROCEEDINGS

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

We believe one of our key competitive advantages results from the collection of proprietary technologies we have developed and acquired since our inception, and the protection of our intellectual property rights is, and will continue to be, important to the success of our business. If we fail to protect these intellectual property rights, competitors could sell products based on technology that we have developed, which could harm our competitive position and decrease our revenue.

We rely on a combination of patents, copyrights, trademarks, trade secrets, contractual provisions, confidentiality agreements, licenses and other methods, to protect our proprietary technologies. We also enter into confidentiality or license agreements with our employees, consultants, manufacturing or other business partners, and control access to and distribution of our documentation and other proprietary information. Notwithstanding these agreements, we have experienced disputes with employees regarding ownership of intellectual property in the past. To the extent that any third-party has a claim to ownership of any relevant technologies used in our products, we may not be able to recognize the full revenue stream from such relevant technologies. See also, "*We have been named as a party to several legal proceedings and may be named in additional ones in the future, including litigation involving our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.*"

We have been issued a significant number of U.S. and foreign patents and have a significant number of pending U.S. and foreign patent applications. However, a patent may not be issued as a result of any applications or, if issued, claims allowed may not be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. We may also be required to license some of our patents to others including competitors as a result of our participation in and contribution to development of industry standards. Despite our efforts, unauthorized parties may attempt to copy or otherwise obtain and use our products or proprietary technology. Monitoring unauthorized use of our technology is difficult, and the steps that we have taken may not prevent unauthorized use of our technology, particularly in jurisdictions where the laws may not protect our proprietary rights as fully as in the United States or other developed countries. If our patents do not adequately protect our technology, our competitors may be able to offer products similar to ours, which would adversely impact our business and results of operations. In addition, we have implemented security systems with the intent of maintaining the physical security of our facilities and protecting our confidential information including our intellectual property. Despite our efforts, we may be subject to breach of these security systems and controls which may result in unauthorized access to our facilities and labs and/or unauthorized use or theft of the confidential information and intellectual property we are trying to protect. See also, "*Cybersecurity risks could adversely affect our business and disrupt our operations.*" If we fail to protect these intellectual property rights, competitors could sell products based on technology that we have developed, which could harm our competitive position and decrease our revenue.

Certain of our software, as well as that of our customers, may be derived from so-called "open source" software that is generally made available to the public by its authors and/or other third parties. Open source software is made available under licenses that impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public and/or license such derivative works under a particular type of license, rather than the forms of license we customarily use to protect our intellectual property. While we believe we have complied with our obligations under the various applicable licenses for open source software, in the event that the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work if the license is terminated which could adversely impact our business and results of operations.

Further, governments and courts are considering new issues in intellectual property law with respect to works created by AI technology, which could result in different intellectual property rights in development processes, procedures and technologies we create with AI technology, which could have a material adverse effect on our business.

We must comply with a variety of existing and future laws and regulations, as well as sustainability initiatives, that could impose substantial costs on us and may adversely affect our business.

We are subject to laws and regulations worldwide, which may differ among jurisdictions, affecting our operations in areas including, but not limited to: intellectual property ownership and infringement; tax; import and export requirements; anti-corruption; anti-trust; foreign exchange controls and cash repatriation restrictions; conflict minerals; data privacy requirements; competition; advertising; employment and human rights; product regulations; environment, health and safety requirements; securities registration laws; and consumer laws. For example, government export regulations apply to the encryption or other features contained in some of our products. If we fail to continue to receive licenses or otherwise comply with these regulations, we may be unable to manufacture the affected products at foreign foundries or ship these products to certain customers, or we may incur penalties or fines. In addition, we are subject to various industry requirements restricting the presence of certain substances in electronic products. Although our management systems are designed to maintain compliance, we cannot assure you that we have been or will be at all times in compliance with such laws and regulations. Our compliance programs rely in part on compliance by our manufacturing partners, suppliers, vendors and distributors. To the extent such third parties do not comply with these obligations our business, operations and reputation may be adversely impacted. If we violate or fail to comply with any of the above requirements, a range of consequences could result, including fines, import/export restrictions, sales limitations, criminal and civil liabilities or other sanctions. The costs of complying with these laws (including the costs of any investigations, auditing and monitoring) could adversely affect our current or future business.

Our product or manufacturing standards could also be impacted by new or revised environmental rules and regulations or other social initiatives. For example, a significant portion of our revenues come from international sales. Environmental legislation, such as the EU Directive on Restriction of Hazardous Substances ("RoHS"), the EU Waste Electrical and Electronic Equipment Directive ("WEEE Directive") and China's regulation on Management Methods for Controlling Pollution Caused by Electronic Information Products, may increase our cost of doing business internationally and impact our revenues from the EU, China and other countries with similar environmental legislation as we endeavor to comply with and implement these requirements.

Increasingly regulators (including the U.S. Securities and Exchange Commission), customers, investors, employees and other stakeholders are focusing on sustainability matters. We are, and expect to continue to be, subject to various proposed, new, and evolving sustainability laws and requirements including both voluntary and mandatory disclosure requirements that may impact how we and our business partners, suppliers and customers conduct business. While we have certain sustainability initiatives at the Company there can be no assurance that regulators, customers, investors, and employees will determine that these programs are sufficiently robust. In addition, there can be no assurance that we will be able to accomplish our announced goals related to our sustainability program, as statements regarding our sustainability goals reflect our current plans and aspirations and are not guarantees that we will be able to achieve them within the timelines we announce or at all. Actual or perceived shortcomings with respect to our sustainability initiatives and reporting can impact our ability to hire and retain employees, increase our customer base, reelect our Board of Directors, or attract and retain certain types of investors. In addition, these parties are increasingly focused on specific disclosures and frameworks related to sustainability matters. Collecting, measuring, and reporting sustainability information and metrics can be costly, difficult and time consuming, is subject to evolving reporting standards, and can present numerous operational, reputational, financial, legal and other risks, any of which could have a material impact on us, including on our reputation and stock price. Inadequate processes to collect and review this information prior to disclosure could subject us to potential liability related to such information. In addition, several U.S. states and President Trump have enacted or proposed "anti-ESG" policies or legislation. If our sustainability practices are deemed to be in contradiction of such "anti-ESG" policies we could be subjected to government investigations or lawsuits that could negatively impact the Company and affect the price of our common stock. In addition, social activists have recently been successful in pressuring certain public companies to eliminate or cut back on their diversity, equity and inclusion initiatives and their sustainability initiatives. To the extent we are subject to such activism, it may require us to incur costs or may otherwise adversely impact our business.

A portion of the business we acquired in fiscal 2021 requires facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence ("FOCI"). Because we were organized in Bermuda at the time of this acquisition, we entered into agreements with the U.S. Department of Defense with respect to FOCI mitigation arrangements that relate to our operation of the portion of the business involving facility clearances. After our domestication, we requested and have now received partial release from some of these obligations. The remaining measures and arrangements may materially and adversely affect our operating results due to the increased cost of compliance with these measures. If we fail to comply with our obligations under these agreements, our ability to operate our business may be adversely affected.

We are a party to certain contracts with the U.S. government, federal prime contractors, and federal subcontractors. Our contracts with the U.S. government or its subcontractors are subject to various procurement regulations and other requirements relating to their formation, administration and performance. These regulations and requirements include supply chain restrictions that may prohibit the sourcing of materials, supplies, or services from foreign entities including those located in or organized in China. We may be subject to audits and investigations relating to our government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refunding or suspending of payments, forfeiture of profits, payment of fines, and suspension or debarment from future government business. In addition, such contracts may provide for termination by the government at any time, without cause. Any of these risks related to contracting with the U.S. government, federal prime contractors, and federal subcontractors could adversely impact our future sales and operating results.

New technology trends, such as AI, require us to keep pace with evolving regulations and industry standards. In the United States (including in individual states), the European Union, and China, there are various current and proposed regulatory frameworks relating to the use of AI in products and services. We expect that the legal and regulatory environment relating to emerging technologies such as AI will continue to develop and could increase the cost of doing business, and create compliance risks and potential liability, all which may have a material adverse effect on our financial condition and results of operations.

We have been named as a party to several legal proceedings and may be named in additional ones in the future, including litigation involving our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.

We are currently, and have been in the past, named as a party to several lawsuits, government inquiries or investigations and other legal proceedings (collectively referred to as "litigation"), and we may be named in additional litigation in the future. Please see "Note 8 – Commitments and Contingencies" of our Notes to Consolidated Financial Statements set forth in Part I, Item 1 of this Annual Report on Form 10-K for a more detailed description of any material litigation matters in which we may be currently engaged.

In particular, litigation involving patents and other intellectual property is widespread in the high-technology industry and is particularly prevalent in the semiconductor industry, where a number of companies and other entities aggressively bring numerous infringement claims to assert their patent portfolios. The amount of damages alleged in intellectual property infringement claims can often be very significant. See also, "*We may be unable to protect our intellectual property, which would negatively affect our ability to compete.*"

From time to time, we receive and our customers receive, and we and our customers may continue to receive in the future, standards-based or other types of infringement claims, as well as claims against us and our proprietary technologies. These claims could result in litigation and/or claims for indemnification, which, in turn, could subject us to significant liability for damages, attorneys' fees and costs. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, offering for sale, making, having made or exporting products or using technology that contains the allegedly infringing intellectual property;

- limit or restrict the type of work that employees involved in such litigation may perform for us;

- pay substantial damages and/or license fees and/or royalties to the party claiming infringement or other license violations that could adversely impact our liquidity or operating results;

- attempt to obtain or renew licenses to the relevant intellectual property, which licenses may not be available on reasonable terms or at all; and

- attempt to redesign those products that contain the allegedly infringing intellectual property.

Under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses for current and former directors and officers. See also, "*Our indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect on our financial condition, results of operations and cash flows.*" Additionally, from time to time, we have agreed to indemnify select customers for claims alleging infringement of third-party intellectual property rights, including, but not limited to, patents, registered trademarks and/or copyrights. If we are required to make a significant payment under any of our indemnification obligations, our results of operations may be harmed.

The ultimate outcome of litigation could have a material adverse effect on our business and the trading price for our securities. Litigation may be time consuming, expensive, and disruptive to normal business operations, and the outcome of litigation is difficult to predict. Litigation, regardless of the outcome, may result in significant expenditures, diversion of our management's time and attention from the operation of our business and damage to our reputation or relationships with third parties, which could materially and adversely affect our business, financial condition, results of operations, cash flows and stock price.

GENERAL RISK FACTORS

We depend on highly skilled personnel to support our business operations. If we are unable to retain and motivate our current personnel or attract additional qualified personnel, our ability to develop and successfully market our products could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled engineering, managerial, sales and marketing personnel. We typically do not enter into employment agreements with any of our key personnel and the loss of such personnel could harm our business, as their knowledge of our business and industry would be extremely difficult to replace. The competition for qualified personnel with significant experience in the management, design, development, manufacturing, marketing and sales of semiconductor solutions has been intense over the last few years, both in the Silicon Valley and in global markets in which we operate. Our inability to attract and retain qualified personnel, including executive officers, hardware and software engineers and sales and marketing personnel, could delay the development and introduction of, impact our ability to fulfill commitments to customers for, and harm our ability to sell, our products. In addition, if we are unable to fulfill our customer commitments in a timely manner, we may also lose future business relationships or otherwise experience negative consequences. Despite recent layoffs in the technology sector, competitors for talent increasingly seek to hire our employees and executive officers (for example, our former Chief Financial Officer was hired by another semiconductor company in fiscal 2023), and the increased availability of work-from-home arrangements has both intensified and expanded competition. As a result, during the last few years, we have increased our efforts to recruit and retain talent. These efforts have increased our expenses, resulted in a higher volume of equity issuances, and may not be successful in attracting, retaining, and motivating the workforce necessary to deliver on our strategy. We believe equity compensation is a valuable component of our compensation program which helps us to attract, retain, and motivate employees and as a result we issue stock-based awards, such as restricted stock unit awards, to a significant portion of our employees. A significant change in our stock price or lower stock price performance relative to competitors, may reduce the retention value of our stock-based awards. Our employee hiring and retention also depends on our ability to build and maintain a diverse and inclusive workplace culture and be viewed as an employer of choice. To the extent our compensation programs and workplace culture are not viewed as competitive, our ability to attract, retain, and motivate employees may be weakened, which could harm our results of operations.

Changes to U.S. immigration and export policies that restrict our ability to attract and retain technical personnel may negatively affect our research and development efforts. In addition, changes in employment-related laws applicable to our workforce practices may also result in increased expenses and less flexibility in how we meet our changing workforce needs.

In addition, as a result of our past and any future acquisitions and related integration activities, our current and prospective employees may experience uncertainty about their futures that may impair our ability to retain, recruit or motivate key management, engineering, technical and other personnel.

We previously adopted a hybrid work policy for our employees, but more recently adopted a policy requiring employees to return to working full time in the office as of June 2, 2025. Many companies, including companies that we compete with for talent, have adopted plans to adopt full time remote work arrangements or hybrid work arrangements more flexible than ours, which may impact our ability to attract and retain qualified personnel if potential or current employees prefer these policies. In addition, as a result of our current hybrid and future full time in the office work environments, we expect to face challenges in retention of personnel who prefer work from home policies.

There can be no assurance that we will continue to declare cash dividends or effect stock repurchases in any particular amount or at all, and statutory requirements may require us to defer payment of declared dividends or suspend stock repurchases.

In the first quarter of fiscal 2025, our Board of Directors increased our stock repurchase program to add an additional $3.0 billion to that program. Future payment of a regular quarterly cash dividend on our common stock and future stock repurchases are subject to, among other things: the best interests of the Company and our stockholders; our results of operations, cash balances and future cash requirements; financial condition; developments in ongoing litigation; statutory requirements under Delaware law; securities laws and regulations, market conditions; and other factors that our Board of Directors may deem relevant. Our dividend payments or stock repurchases may change from time to time, and we cannot provide assurance that we will continue to declare dividends or repurchase stock in any particular amounts or at all. A reduction in, a delay of, or elimination of our dividend payments or stock repurchases could have a negative effect on our stock price. As of February 1, 2025, there was $2.6 billion remaining available for future stock repurchases under the prior authorization. See "Note 10 – Stockholders' Equity" in the Notes to Consolidated Financial Statements for further information.

Our indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect on our financial condition, results of operations and cash flows.

Under Delaware law, our certificate of incorporation, our bylaws and certain indemnification agreements to which we are a party, we have an obligation to indemnify, or we have otherwise agreed to indemnify, certain of our current and former directors and officers with respect to past, current and future investigations and litigation. Further, in the event such directors and officers are ultimately determined not to be entitled to indemnification, we may not be able to recover any amounts we previously advanced to them.

We cannot provide any assurances that any future indemnification claims, including the cost of fees, penalties or other expenses, will not exceed the limits of our insurance policies, that such claims are covered by the terms of our insurance policies or that our insurance carrier will be able to cover our claims. Additionally, to the extent there is coverage of these claims, the insurers also may seek to deny or limit coverage in some or all of these matters. Furthermore, our insurers could become insolvent and unable to fulfill their obligation to defend, pay or reimburse us for insured claims. Due to these coverage limitations, we may incur significant unreimbursed costs to satisfy our indemnification obligations, which may have a material adverse effect on our financial condition, results of operations or cash flows.

As we carry only limited insurance coverage, any incurred liability resulting from uncovered claims could adversely affect our financial condition and results of operations.

Our insurance policies may not be adequate to fully offset losses from covered incidents, and we do not have coverage for certain losses. For example, there is very limited coverage available with respect to the services provided by our third-party manufacturing partners and assembly, testing and packaging subcontractors. In the event of a natural disaster (such as drought, earthquake or tsunami), political or military turmoil, widespread public health emergencies including pandemics, power outages, cyber-attacks or incidents, or other significant disruptions to their operations, insurance may not adequately protect us from this exposure. We believe our existing insurance coverage is consistent with common practice, economic considerations and availability considerations. If our insurance coverage is insufficient to protect us against unforeseen losses, any uncovered losses could adversely affect our financial condition and results of operations.

We face risks related to global pandemics, which may significantly disrupt and adversely impact our manufacturing, research and development, operations, sales and financial results.

Our business was adversely impacted by the effects of the COVID-19 pandemic and may be similarly adversely impacted by future pandemics. In addition to global and domestic macroeconomic effects, during fiscal 2022 and fiscal 2023 the COVID-19 pandemic and related adverse public health measures caused disruption to our global operations and sales. Our third-party manufacturing partners, suppliers, distributors, and customers were disrupted by worker absenteeism, quarantines and restrictions on their employees' ability to work; office and factory closures; disruptions to ports and other shipping infrastructure; border closures; and other travel or health-related restrictions. Although the pandemic related restrictions above have ceased in most places, resurgences of COVID-19 in various regions and appearances of new variants of the virus, has resulted in the past, and may result in the future, in their full or partial reinstitution. In addition, although many countries have vaccinated large segments of their population, during fiscal 2023, the COVID-19 pandemic continued to disrupt business activities, trade, and supply chains in many countries.

Adverse developments affecting the financial services industry, including events or risks involving liquidity, defaults or non-performance by financial institutions, could have a material adverse effect on our business, financial condition or results of operations.

On March 10, 2023, Silicon Valley Bank ("SVB"), where we maintained certain accounts with an immaterial amount of cash deposits, was placed into receivership with the Federal Deposit Insurance Corporation ("FDIC"), which resulted in all funds held at SVB being temporarily inaccessible by SVB's customers. As of March 13, 2023, access to our accounts at SVB was fully restored. We do not expect further developments with SVB (or similar regional banks) to have a material impact on our cash and cash equivalents, however, we do hold cash balances in several large financial institutions significantly in excess of FDIC and global insurance limits. If other banks and financial institutions with whom we have banking relationships enter receivership or become insolvent in the future, we may be unable to access, and we may lose, some or all of our existing cash, cash equivalents and investments to the extent those funds are not insured or otherwise protected by the FDIC.

If any of our non-U.S. based subsidiaries were classified as a passive foreign investment company, there would be adverse tax consequences.

If any of our non-U.S. based subsidiaries were classified as a "passive foreign investment company" or "PFIC" under section 1297 of the Internal Revenue Code, of 1986, as amended, for any taxable year during which a U.S. holder holds common stock, such U.S. holder generally would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the stock and on any "excess distributions" (including constructive distributions) received on the shares. Such U.S. holder could also be subject to a special interest charge with respect to any such gain or excess distribution.

A non-U.S. entity would be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is passive income or (ii) on average, the percentage of its assets that produce passive income or are held for the production of passive income is at least 50% (determined on an average gross value basis). Whether an entity will, in fact, be classified as a PFIC for any taxable year depends on its assets and income over the course of the relevant taxable year and, as a result, cannot be predicted with certainty. There can be no assurance that any of our foreign based subsidiaries will not be classified as a PFIC in the future or the Internal Revenue Service will not challenge our determination concerning PFIC status for any prior period.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K, and have implemented processes for our systems taking guidance from recognized cybersecurity frameworks, such as U.S. National Institute of Standards and Technology ("NIST") Cyber Security Framework ("CSF") in an effort to mitigate risks. As part of these proactive measures, we maintain a Cybersecurity Incident Response and Escalation Process with defined roles, responsibilities, and reporting protocols that is periodically reviewed, tested, and updated. The Company has an Executive Cyber Response and Disclosure Committee (consisting of senior executives from the business, finance, operations and legal functions), which is responsible for determining what actions are necessary to respond to cybersecurity events, with input from the Chief Security Officer ("CSO") and other subject matter experts directly participating in incident response efforts. Furthermore, we conduct an annual full board briefing on cybersecurity, ensuring that our Board of Directors is regularly informed of the evolving landscape of cybersecurity risks and mitigation strategies.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Additionally, on a quarterly basis, our Audit Committee receives reports from the Chief Information Officer, CSO, and other members of management. As part of its annual assessment, the Audit Committee evaluates significant risks related to our business including cybersecurity risks, and provides such information to our Board of Directors. Our Internal Audit team also reviews our cybersecurity governance and controls annually.

Our cybersecurity risk management program encompasses periodic risk assessments, designed to help identify cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment. More specifically, an independent third-party performs a regular penetration test of our IT infrastructure. In addition to our penetration testing, an independent third-party security firm is engaged to perform additional security controls testing and provide an independent report to our executive team. This external assessment provides us and our Audit Committee with a comprehensive evaluation of our security posture.

Our information security team plays a pivotal role in managing our cybersecurity risk. They oversee security controls and orchestrate our response to incidents—whether they originate internally or from our vendors, suppliers or other third parties that we conduct business with. As part of our vendor selection process, we evaluate cybersecurity risks in appropriate situations. Furthermore, we conduct tabletop exercises periodically. These simulations allow us to test our response strategies across various business functions, increasing preparedness for real-world incidents. When risks are identified through our processes, we analyze their potential impact on the Company and assess the likelihood of occurrence. Our monitoring efforts help us to timely mitigate and remediate risks and incidents. As part of our commitment to security awareness, information security training is mandatory for every employee and contractor. This ongoing compliance program reinforces best practices and helps to foster a security-conscious culture.

To safeguard our systems, we regularly install and update anti-malware and endpoint detection and response software across all IT-managed systems and workstations. These measures help detect and prevent malicious code from compromising our infrastructure.

We also engage third-party providers to bolster our cybersecurity risk management and strategy. Some provide ongoing assistance, including threat monitoring, mitigation strategies, and updates on emerging trends. Others provide targeted expertise, such as security assessments and forensic analysis.

Cybersecurity Governance

Our Board of Directors considers cybersecurity and other information technology risk as part of its risk oversight function. The Board of Directors receives an annual briefing, and the Audit Committee receives quarterly reports from our CSO on our cybersecurity risks and risk management program. Our cybersecurity team, led by our CSO, who reports directly to our Executive Vice President and Chief Operations Officer, is responsible for assessing and managing risks from cybersecurity threats. The CSO and his team have primary responsibility for our overall cybersecurity risk management program and supervise both our internal cybersecurity personnel and any retained external cybersecurity experts. Our CSO has over 20 years of security experience managing global security organizations including architecture, operations, strategy, applications, infrastructure, support and execution. The information security team collectively have decades of relevant experience in the industry and many hold various cybersecurity certifications such as a Certified Information Systems Security Professional or Certified Information Security Manager. Further, we invest in regular, ongoing cybersecurity training for our team.

The CSO reports cybersecurity threats and incidents to the Audit Committee. These reports may be included in, or in addition to, his regular quarterly reports to the Audit Committee. In addition, pursuant to our internal procedures, in the event of a significant cybersecurity incident, members of senior management will report such threats and incidents in a timely manner directly to the Audit Committee and, when appropriate, to the full Board of Directors.

We, like other technology companies operating in the current environment, have experienced cybersecurity incidents, but in the last three years we have not experienced an incident which has been determined to be material. For additional information regarding whether any risks from cybersecurity threats are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to *"Cybersecurity risks could adversely affect our business and disrupt our operations"* in Item 1A, "Risk Factors," in this Annual Report on Form 10-K.

Item 2. *Properties*

The following table presents the approximate square footage of our significant owned and leased facilities as of February 1, 2025:

Locations	Primary Use	Owned Facilities	Leased Facilities (1)
		(Square Feet)	
United States	Research and design, sales and marketing, administration and operations	983,000	430,000
India	Research and design	—	311,000
Israel	Research and design	—	187,000
Taiwan	Research and design	—	113,000
Canada	Research and design	—	97,000
Singapore	Operations, and research and design	—	93,000
China	Research and design, and sales and marketing	116,000	14,000
	Total	**1,099,000**	**1,245,000**

(1) Lease terms expire in various years from 2025 through 2037; provided, however, that we have the option to extend certain leases past the current lease term. We have ceased-use lease facilities and subleased facilities of approximately 223,000 square feet in the United States that are excluded from the table above.

We also lease smaller facilities in various international locations, which are occupied by administrative, sales, design and field application personnel. Based on the potential for future hiring, we believe that our current facilities in most locations will be adequate to meet our requirements at least through the next fiscal year.

Item 3. *Legal Proceedings*

The information set forth under "Note 8 – Commitments and Contingencies" in our Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference. For a discussion of certain risks associated with legal proceedings, please see Part I, Item 1A, "Risk Factors" above.

Item 4. *Mine Safety Disclosures*

Not Applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our shares of common stock are traded on the Nasdaq Global Select Market under the symbol "MRVL." Shares of Marvell Technology Group Ltd. (our prior parent company) began trading under the MRVL symbol on June 27, 2000, upon completion of an initial public offering. As of April 20, 2021, shares of Marvell Technology, Inc. began trading under the symbol MRVL.

As of March 5, 2025, the approximate number of record holders of our common stock was 359 (not including beneficial owners of stock held in street name).

Stock Price Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any filings under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The graph below compares the cumulative total stockholder return of our common stock with the cumulative total return of the S&P 500 Index and the Philadelphia Semiconductor Index ("PHLX") since February 1, 2020 through February 1, 2025. The graph compares a $100 investment on February 1, 2020 in our common stock with a $100 investment on February 1, 2020 in each index and assumes that any dividends were reinvested. Stockholder returns over the indicated periods should not be considered indicative of future stock prices or stockholder returns.



Comparison of 5 Year Cumulative Total Return*
Among Marvell Technology, Inc., the S&P 500 Index, and the PHLX Semiconductor Index
$600
$500
$400
$300
$200
$100
$-
2/1/20
1/30/21
1/29/22
1/28/23
2/3/24
2/1/25
Marvell Technology, Inc.**
S&P 500
PHLX Semiconductor
*$100 Invested on 1/31/2020 in stock or Index, including reinvestment of

	2/1/2020	1/30/2021	1/29/2022	1/28/2023	2/3/2024	2/1/2025
Marvell Technology, Inc.**	$ 100.00	$ 215.54	$ 278.86	$ 187.03	$ 286.76	$ 480.68
S&P 500	$ 100.00	$ 117.25	$ 141.87	$ 132.47	$ 164.06	$ 202.59
PHLX Semiconductor	$ 100.00	$ 163.98	$ 189.83	$ 171.72	$ 256.15	$ 298.96

***Information prior to April 20, 2021 is for Marvell Technology Group, Ltd.*

Dividends

Our Board of Directors declared quarterly cash dividends of $0.06 per share payable to holders of our common stock in each quarter of fiscal 2025, 2024 and 2023. As a result, we paid total cash dividends of $207.5 million in fiscal 2025, $206.8 million in fiscal 2024, and $204.4 million in fiscal 2023.

Future payment of a regular quarterly cash dividend on the Company's common stock will be subject to, among other things, the best interests of the Company and its stockholders, the Company's results of operations, cash balances and future cash requirements, financial condition, developments in ongoing litigation, statutory requirements under Delaware law and other factors that our Board of Directors may deem relevant. The Company's dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends at all or in any particular amounts.

Recent Sales of Unregistered Securities

In fiscal 2023, on December 2, 2022, the Company acquired all the equity interests of a private company for cash and stock. Pursuant to this transaction, 439,499 shares of Marvell common stock were issued, which shares are subject to forfeiture in some circumstances. The shares of Marvell common stock were issued in a private placement pursuant to Rule 4(a)(2) of the Securities Act.

There were no sales of unregistered equity securities during fiscal 2024.

On December 2, 2024, the Company announced that it has expanded its strategic collaboration with a customer, and in connection therewith the Company and the customer entered into a warrant and related transaction agreement under which, among other things, the Company agreed to issue to an affiliate of the customer ("Warrantholder"), a warrant (the "Warrant") to acquire up to 4.2 million shares (the "Warrant Shares") of Company common stock. Approximately 3.9 million Warrant Shares vest based on Company revenue through January 5, 2030 from Customer purchases of Company products, indirectly or directly, of which approximately 2.7 million Warrant Shares are for revenue from the Company's custom artificial intelligence products and approximately 1.2 million Warrant Shares are for revenue from the Company's other products. The balance of the Warrant Shares either vested upon issuance of the Warrant or are subject to time-based vesting. Subject to certain conditions, including vesting, the Warrant has a seven-year term and may be exercised, in whole or in part and for cash or on a net exercise basis, at any time before December 2, 2031, at a purchase price per share of Common Stock equal to $87.77 (the "Exercise Price"). The Exercise Price and the Warrant Shares issuable are subject to customary antidilution adjustments. The Warrant and the Warrant Shares have not been registered under the Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder. After the issuance of the Warrant, the customer sent the Company a notice of request to file shelf registration statement in accordance with the terms of the transaction agreement.

Issuer Purchases of Equity Securities

The following table presents details of our stock repurchases during the three months ended February 1, 2025 (in millions, except per share data):

Period (1)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan or Programs (2)
November 3, 2024 to November 30, 2024	—	$ —	—	$ 2,774.5
December 1, 2024 to December 28, 2024	0.2	$ 112.21	0.2	$ 2,754.5
December 29, 2024 to February 1, 2025	1.5	$ 117.03	1.5	$ 2,574.5
Total	1.7	$ 116.53	1.7	

(1) The monthly periods presented above for the three months ended February 1, 2025, are based on our fiscal accounting periods which followed a 4-4-5 week fiscal accounting period.

(2) On November 17, 2016, we announced that our Board of Directors had authorized a $1.0 billion stock repurchase program with no fixed expiration. The stock repurchase program replaced in its entirety the prior $3.3 billion stock repurchase program. On October 16, 2018, we announced that our Board of Directors authorized a $700.0 million addition to the balance of our existing stock repurchase program. On March 7, 2024, we announced that our Board of Directors authorized a $3.0 billion addition to the balance of its existing stock repurchase program. The stock repurchase program will be subject to market conditions, legal rules and regulations, and other factors and does not obligate us to repurchase any dollar amount or number of shares of our common stock and the repurchase program may be extended, modified, suspended or discontinued at any time.

From August 2010 when our Board of Directors initially authorized a stock repurchase program through February 1, 2025, a total of 321.9 million shares have been repurchased under the Company's stock repurchase program for a total $5.3 billion in cash and $2.6 billion remains available for future stock repurchases.

Our stock repurchase program is subject to market conditions, legal restrictions and regulations, and other factors, and does not obligate the Company to repurchase any dollar amount or number of shares of its common stock and the repurchase program may be extended, modified, suspended or discontinued at any time.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes included in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, including those discussed under Part I, Item 1A, "Risk Factors." These risks and uncertainties may cause actual results to differ materially from those discussed in the forward-looking statements.

Overview

We are a leading supplier of data infrastructure semiconductor solutions, spanning the data center core to network edge. We are a fabless supplier of high-performance semiconductor products with core strengths in developing and scaling complex System-on-a-Chip architectures, integrating analog, mixed-signal and digital signal processing functionality. Leveraging leading intellectual property and deep system-level expertise, as well as highly innovative security firmware, our solutions are empowering the data economy and enabling the data center, enterprise networking, carrier infrastructure, consumer, and automotive/industrial end markets.

Our fiscal year is the 52- or 53-week period ending on the Saturday closest to January 31. Accordingly, every fifth or sixth fiscal year will have a 53-week period. The additional week in a 53-week year is added to the fourth quarter, making such quarter consist of 14 weeks. Fiscal 2024 had a 53-week period. Fiscal 2025 and fiscal 2023 each had a 52-week period.

Net revenue in fiscal 2025 was $5.8 billion and was 5% higher than net revenue of $5.5 billion in fiscal 2024. This was due to an 88% increase in sales from the data center end market compared to fiscal 2024. The increase was partially offset by decreases in sales from the carrier infrastructure end market by 68%, from the enterprise networking end market by 49%, from the consumer end market by 49% and from the automotive/industrial end market by 17%.

We have seen strong revenue growth from our data center end market, driven by robust demand for our interconnect and custom compute products from AI applications. In addition, following a period of inventory correction, we have started to see demand stabilize in our enterprise networking and carrier infrastructure end markets.

To secure capacity over the long term, we have entered into capacity reservation arrangements with certain foundries and partners. See "Note 8 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements for additional information.

We expect that the U.S. government's export restrictions on certain Chinese customers to continue to impact our revenue. Moreover, concerns that U.S. companies may not be reliable suppliers as a result of these and other actions has caused, and may in the future cause, some of our customers in China to amass large inventories of our products well in advance of need or cause some of our customers to replace our products in favor of products from other suppliers. Customers in China may also choose to develop indigenous solutions, as replacements for products that are subject to U.S. export controls. In addition, there may be indirect impacts to our business that we cannot easily quantify such as the fact that some of our other customers' products which use our solutions may also be impacted by export restrictions. See also Part I, Item IA, "Risk Factors," including, but not limited to, the risk detailed under the caption "*Adverse changes in the political, regulatory and economic policies of governments in connection with trade with China and Chinese customers have reduced the demand for our products and damaged our business.*"

Government Incentives and Grants. We continue to benefit from lower income tax rates in certain jurisdictions through statutory elections or agreements with governmental agencies, which may include a commitment to maintain, or increase, headcount and business investment levels in those jurisdictions. The tax benefits associated with these reduced income tax rates are recorded through our income tax provision for the periods in which such incentive tax rates are effective. However, changes in international taxation, notably the enactment by numerous countries of minimum tax legislation modeled after the Organization for Economic Cooperation and Development's Pillar Two tax framework, could significantly reduce the income tax benefit associated with these tax incentives. In addition, certain jurisdictions in which we operate are pursuing alternative incentive programs, which operate within the Pillar Two tax framework. If we enter into such an incentive, it could have a significant effect on our future operating results and cash flows.

We are currently in negotiation for such incentives with a governmental agency, and if agreement is reached, the incentive could have a significant effect on our operating results beginning in fiscal 2026 and continuing for the duration of the agreed-upon incentive period.

Restructuring. We continuously evaluate our existing operations to increase operational efficiency, decrease costs and increase profitability. A restructuring plan was initiated during the third quarter of fiscal 2025 to increase research and development investment in the data center end market and reduce investment in new product development in other end markets including the cancellation of certain future product releases. We recognized $711.8 million of restructuring related charges for the year ended February 1, 2025, mainly comprised of impairment and write-off of acquired intangible assets, purchased technology licenses, inventories, property and equipment, and other non-current assets, as well as recognition of future contractual obligations, severance, other one-time termination benefits, and other costs. See "Note 4 – Restructuring" in the Notes to Consolidated Financial Statements for further information.

Capital Return Program. We remain committed to delivering stockholder value through our stock repurchase and dividend programs. Under the program authorized by our Board of Directors, we may repurchase shares of our common stock in the open-market or through privately negotiated transactions. The extent to which we repurchase our stock and the timing of such repurchases will depend upon market conditions, legal rules and regulations, and other corporate considerations, as determined by our management team. On March 7, 2024, we announced that our Board of Directors authorized a $3.0 billion addition to the balance of our existing stock repurchase program. During the year ended February 1, 2025, we repurchased 9.0 million shares of our common stock for $725.0 million. As of February 1, 2025, $2.6 billion remained available for future stock repurchases. Subsequent to fiscal 2025 year end through March 11, 2025, we repurchased 0.7 million shares of our common stock for $45.0 million. See "Note 10 – Stockholders' Equity" in the Notes to Consolidated Financial Statements for further information.

We returned $932.5 million to stockholders in fiscal 2025 through $725.0 million in repurchases of shares of our common stock and $207.5 million in cash dividends.

Cash and Short-Term Investments. Our cash and cash equivalents were $948.3 million at February 1, 2025, which were $2.5 million lower than our balance at February 3, 2024 of $950.8 million.

Sales and Customer Composition. We regularly monitor the creditworthiness of our distributor and direct customers, and believe these distributors' sales to diverse end customers and geographies further serve to mitigate our exposure to credit risk.

Most of our sales are made to customers with operations located outside of the United States, primarily in Asia, and a majority of our products are manufactured outside the United States. Sales shipped to customers with operations in Asia represented approximately 75% of our net revenue in fiscal 2025, 70% of our net revenue in fiscal 2024 and 75% of our net revenue in fiscal 2023. Because many manufacturers and manufacturing subcontractors of our customers are located in Asia, we expect that most of our net revenue will continue to be represented by sales to our customers in that region. For risks related to our global operations, see Part I, Item 1A, "Risk Factors," including but not limited to the risk detailed under the caption "*We face additional risks due to the extent of our global operations since a majority of our products, and those of many of our customers, are manufactured and sold outside of the United States. The occurrence of any or a combination of the additional risks described below would significantly and negatively impact our business and results of operations.*"

The development process for our products is long, which may cause us to experience a delay between the time we incur expenses and the time revenue is generated from these expenditures. We anticipate that the rate of new orders may vary significantly from quarter to quarter. For risks related to our sales cycle, see Part I, Item 1A, "Risk Factors," including but not limited to the risk detailed under the caption "*We are subject to order and shipment uncertainties. If we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our gross margin. Conversely, we may have insufficient inventory or be unable to obtain the supplies or contract manufacturing capacity to meet demand, which would result in lost revenue opportunities and potential loss of market share as well as damaged customer relationships.*"

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, provisions for sales returns and allowances, inventory excess and obsolescence, goodwill and other intangible assets, restructuring, income taxes, litigation, and other contingencies. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances when these carrying values are not readily available from other sources. Actual results could differ from these estimates, and such differences could affect the results of operations reported in future periods. In the current macroeconomic environment, these estimates could require increased judgment and carry a higher degree of variability and volatility. We continue to monitor and assess our estimates in light of developments, and as events continue to evolve and additional information becomes available, our estimates may change materially in future periods. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further information on our significant accounting policies, see "Note 2 – Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Revenue Recognition. We recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Under the revenue recognition standard, we apply the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

We enter into contracts that may include various combinations of products and services that are capable of being distinct and accounted for as separate performance obligations. To date, the majority of the revenue has been generated by sales of products as revenue from services has been insignificant. Performance obligations associated with product sales transactions are generally satisfied when control passes to customers upon shipment. Accordingly, product revenue is recognized at a point in time when control of the asset is transferred to the customer. We recognize revenue when we satisfy a performance obligation by transferring control of a product to a customer in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. For product revenue, the performance obligation is deemed to be the delivery of the product and therefore, the revenue is generally recognized upon shipment to customers, net of accruals for estimated sales returns and rebates. These estimates are based on historical returns, analysis of credit memo data and other known factors. Actual returns could differ from these estimates. We account for rebates by recording reductions to revenue for rebates in the same period that the related revenue is recorded. The amount of these reductions is based upon the terms agreed to with the customer. Some of our sales are made to distributors under agreements allowing for price protection, price discounts and limited rights of stock rotation on products unsold by the distributors. Control passes to the distributor upon shipment, and terms and payment by our distributors is not contingent on resale of the product. Product revenue on sales made to distributors is recognized upon shipment, net of estimated variable consideration. Variable consideration primarily consists of price discounts, price protection, rebates, and stock rotation programs and is estimated based on a portfolio approach using the expected value method derived from historical data, current economic conditions, and contractual terms. Actual variable consideration could differ from these estimates.

A portion of our net revenue is derived from sales through third-party logistics providers who maintain warehouses in close proximity to our customers' facilities. Revenue from sales through these third-party logistics providers is not recognized until the product is pulled from stock by the customer.

Our products are generally subject to warranty, which provides for the estimated future costs of replacement upon shipment of the product. We generally warrant that our products sold to our customers will conform to our approved specifications and be free from defects in material and workmanship under normal use and conditions for one year. We may offer a longer warranty period in limited situations based on product type and negotiated warranty terms with certain customers. The warranty accrual is estimated primarily based on historical claims compared to historical revenues and assumes that we will have to replace products subject to a claim. From time to time, we become aware of specific warranty situations, and we record specific accruals to cover these exposures.

Inventories. We value our inventory at the lower of cost or net realizable value, cost being determined under the first-in, first-out method. We regularly review inventory quantities on hand and record a reduction to the total carrying value of our inventory for any difference between cost and estimated net realizable value of inventory that is determined to be excess, obsolete or unsellable inventory based primarily on our estimated forecast of product demand and production requirements. The estimate of future demand is compared to our inventory levels, including open purchase commitments, to determine the amount, if any, of obsolete or excess inventory. Demand for our products can fluctuate significantly from period to period. A significant decrease in demand could result in an increase in the amount of excess inventory on hand. In addition, our industry is characterized by rapid technological change, frequent new product development and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand and judgement to determine excess inventory may prove to be inaccurate, in which case we may have understated or overstated the reduction to the total carrying value of our inventory for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our cost of goods sold in previous periods and would be required to recognize additional gross margin at the time the related inventory is sold. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our results of operations.

Accounting for Income Taxes. We estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual tax expense together with assessing temporary differences resulting from the differing treatment of certain items for tax return and financial statement purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets.

We recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Evaluating the need for a valuation allowance for deferred tax assets requires judgment and analysis of all available positive and negative evidence, including recent earnings history and cumulative losses in recent years, reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies to determine whether all or some portion of the deferred tax assets will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Using available evidence and judgment, we establish a valuation allowance for deferred tax assets, when it is determined that it is more likely than not that they will not be realized. Valuation allowances have been provided primarily against U.S. federal and state research and development credits and certain acquired net operating losses and deferred tax assets of foreign subsidiaries. A change in the assessment of the realizability of deferred tax assets may significantly affect our tax provision in the period in which a change of assessment occurs. Taxes due on Global Intangible Low-Taxed Income ("GILTI") inclusions in U.S. are recognized as a current period expense when incurred.

As a multinational corporation, we conduct our business in many countries and are subject to taxation in many jurisdictions. The taxation of our business is subject to the application of various and sometimes conflicting tax laws and regulations as well as multinational tax conventions. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax laws and regulations in various jurisdictions, the availability of tax incentives, tax credits and loss carryforwards, and the effectiveness of our tax planning strategies, which includes our estimates of the fair value of our intellectual property. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings and tax audits. There can be no assurance that we will accurately predict the outcome of audits, and the amounts ultimately paid on resolution of audits could be significantly different than the amounts previously included in our income tax expense and therefore, could have a significant effect on our tax provision, results of operations, and cash flows. Consequently, taxing authorities may impose tax assessments or judgments against us that could significantly affect our tax liability and/or our effective income tax rate.

We are subject to income tax audits by the respective tax authorities in the jurisdictions in which we operate. We recognize the effect of income tax positions only if these positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely to be realized. Changes in judgment regarding the recognition or measurement of uncertain tax positions are reflected in the period in which the change occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense. The calculation of our tax liabilities involves the inherent uncertainty associated with complex tax laws. We believe we have adequately provided for in our financial statements additional taxes that we estimate to be required to be paid as a result of such examinations. While we believe that we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. Unpaid tax liabilities, including the interest and penalties, are released pursuant to a final settlement with tax authorities, completion of audit or expiration of various statutes of limitations. The significant jurisdictions in which we may be subject to examination by tax authorities throughout the world include Germany, India, Israel, Singapore, and the United States.

The recognition and measurement of current taxes payable or refundable, and deferred tax assets and liabilities require that we make certain estimates and judgments. Changes to these estimates or judgments may have a significant effect on our income tax provision in a future period.

Long-Lived Assets and Intangible Assets. We assess the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. Circumstances which could trigger a review include, but are not limited to the following:

- significant decreases in the market price of the asset;

- significant adverse changes in the business climate or legal factors;

- accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;

- current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and

- current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Whenever events or changes in circumstances suggest that the carrying amount of long-lived assets and intangible assets may not be recoverable, we estimate the future cash flows, undiscounted and without interest charges, expected to be generated by the asset from its use or eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. These significant judgments may include future expected revenue, expenses, capital expenditures and other costs, discount rates and whether or not alternative uses are available for impacted long-lived assets.

Goodwill. We record goodwill when the consideration paid for a business acquisition exceeds the fair value of net tangible and intangible assets acquired. Goodwill is measured and tested for impairment annually on the last business day of our fiscal fourth quarter, and more frequently, if an event occurs or circumstances change that indicate the fair value of the reporting unit may be below its carrying amount. We have identified that our business operates as a single operating segment and as a single reporting unit for the purpose of goodwill impairment testing.

When testing goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or we may determine to proceed directly to the quantitative impairment test.

Factors we consider important in the qualitative assessment which could trigger a goodwill impairment review include;

- significant underperformance relative to historical or projected future operating results;

- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

- significant negative industry or economic trends;

- a significant decline in our stock price for a sustained period; and

- a significant change in our market capitalization relative to our net book value.

If we assess qualitative factors and conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, or if we determine not to use the qualitative assessment, then a quantitative impairment test is performed. The quantitative impairment test requires comparing the fair value of the reporting unit to its carrying value, including goodwill. An impairment exists if the fair value of the reporting unit is lower than its carrying value. We would record an impairment loss in the fiscal quarter in which an impairment determination is made. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions.

As of the last day of the fourth quarter of fiscal 2025, we performed our annual impairment assessment for testing goodwill. A quantitative assessment was performed. Based on our assessment, we determined there was no goodwill impairment.

Business Combinations. We allocate the fair value of the purchase consideration of a business acquisition to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. Our valuation of acquired assets and assumed liabilities requires significant estimates, especially with respect to intangible assets. The valuation of intangible assets, in particular, requires that we use valuation techniques such as the income approach. The income approach includes the use of a discounted cash flow model, which includes discounted cash flow scenarios and requires the following significant estimates: future expected revenue, expenses, capital expenditures and other costs, and discount rates. We estimate the fair value based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Acquisition-related expenses and related restructuring costs are recognized separately from the business combination and are expensed as incurred.

Results of Operations

Years Ended February 1, 2025 and February 3, 2024

The following table sets forth information derived from our consolidated statements of operations expressed as a percentage of net revenue:

	Year Ended	
	February 1, 2025	February 3, 2024
Net revenue	100.0 %	100.0 %
Cost of goods sold	58.7	58.4
Gross profit	41.3	41.6
Operating expenses:		
Research and development	33.9	34.4
Selling, general and administrative	13.8	15.1
Restructuring related charges	6.1	2.4
Total operating expenses	53.8	51.9
Operating loss	(12.5)	(10.3)
Interest and other loss, net	(3.0)	(3.4)
Loss before income taxes	(15.5)	(13.7)
Provision (benefit) for income taxes	(0.2)	3.2
Net loss	(15.3)%	(16.9)%

Net Revenue

	Year Ended		
	February 1, 2025	February 3, 2024	% Change in fiscal 2025
	(in millions, except percentage)		
Net revenue	$ 5,767.3	$ 5,507.7	4.7 %

Our net revenue for fiscal 2025 increased by $259.6 million compared to net revenue for fiscal 2024. This was primarily due to an 88% increase in sales from the data center end market which benefited from strong AI demand. The increase was partially offset by a decrease in sales from the carrier infrastructure end market by 68%, from the enterprise networking end market by 49%, from the consumer end market by 49%, and from the automotive/industrial end market by 17%, which have been navigating inventory corrections and soft industry demand.

Cost of Goods Sold and Gross Profit

	Year Ended		
	February 1, 2025	February 3, 2024	% Change in fiscal 2025
	(in millions, except percentages)		
Cost of goods sold	$ 3,385.1	$ 3,214.1	5.3 %
% of net revenue	58.7 %	58.4 %	
Gross profit	$ 2,382.2	$ 2,293.6	3.9 %
% of net revenue	41.3 %	41.6 %	

Cost of goods sold as a percentage of net revenue was relatively flat for fiscal 2025 compared to fiscal 2024. Cost of goods sold in fiscal 2025 was impacted by impairment charges of $357.9 million for acquired intangible assets, inventories, property and equipment, and other non-current assets associated with restructuring actions during fiscal 2025. See "Note 4 – Restructuring" in the Notes to Consolidated Financial Statements for further information. Cost of goods sold in fiscal 2024 was impacted by charges for product related claim matters, that were fully resolved in the fourth quarter of fiscal 2024. As a result, gross margin for fiscal 2025 decreased 0.3 percentage points compared to fiscal 2024.

Research and Development

	Year Ended		
	February 1, 2025	February 3, 2024	% Change in fiscal 2025
	(in millions, except percentages)		
Research and development	$ 1,950.4	$ 1,896.2	2.9 %
% of net revenue	33.9 %	34.4 %	

Research and development expense increased by $54.2 million in fiscal 2025 compared to fiscal 2024. The increase was primarily due to $34.0 million of higher employee compensation and related costs and $33.1 million of higher engineering design related costs. The increases were partially offset by a decrease in stock-based compensation of $15.5 million.

Selling, General and Administrative

	Year Ended		
	February 1, 2025	February 3, 2024	% Change in fiscal 2025
	(in millions, except percentages)		
Selling, general and administrative	$ 798.2	$ 834.0	(4.3)%
% of net revenue	13.8 %	15.1 %	

Selling, general and administrative expense decreased by $35.8 million in fiscal 2025 compared to fiscal 2024. The decrease was primarily due to charges for an intellectual property matter during fiscal 2024, as well as $22.7 million of lower depreciation and amortization expense. The decreases were partially offset by higher employee compensation and related costs of $9.8 million.

Stock-Based Compensation Expense

	Year Ended			
	February 1, 2025		February 3, 2024	
	(in millions)			
Cost of goods sold	$	47.3	$	49.1
Research and development		395.6		411.1
Selling, general and administrative		154.5		149.6
Total stock-based compensation	$	597.4	$	609.8

Stock-based compensation expense decreased by $12.4 million in fiscal 2025 compared to fiscal 2024. Stock-based compensation under research and development and cost of goods sold decreased by $15.5 million and $1.8 million, respectively, and stock-based compensation under selling, general and administrative increased by $4.9 million. The overall decrease was primarily due to a decrease in expense associated with our employee stock purchase plan.

Restructuring Related Charges

	Year Ended			
	February 1, 2025		February 3, 2024	
	(in millions)			
Restructuring related charges	$	353.9	$	131.1
% of net revenue		6.1 %		2.4 %

We recognized $353.9 million of restructuring related charges in fiscal 2025 as we continued to evaluate our existing operations to increase operational efficiency, decrease costs and increase profitability. Restructuring charges for fiscal 2025 were mainly comprised of impairment and write-off of purchased technology licenses and property and equipment, as well as recognition of future contractual obligations, severance, other one-time termination benefits, and other costs. See "Note 4 – Restructuring" in the Notes to Consolidated Financial Statements for further information.

Interest and Other Loss, Net

	Year Ended				% Change in fiscal 2025
	February 1, 2025		February 3, 2024		
	(in millions, except percentages)				
Interest expense	$	(189.4)	$	(211.7)	(10.5)%
Interest income and other, net		15.0		20.7	(27.5)%
Interest and other loss, net	$	(174.4)	$	(191.0)	(8.7)%
% of net revenue		(3.0)%		(3.4)%	

Interest and other loss, net decreased by $16.6 million in fiscal 2025 compared to fiscal 2024. The net decrease was primarily due to a decrease in interest expense and an increase in interest income. The decrease was partially offset by higher factoring fees for the sales of receivables in fiscal 2025 as compared to fiscal 2024, as well as lower net gains recognized from equity investments.

Provision (Benefit) for Income Taxes

	Year Ended				% Change in fiscal 2025
	February 1, 2025		February 3, 2024		
	(in millions, except percentage)				
Provision (benefit) for income taxes	$	(9.7)	$	174.7	(105.6)%

The income tax benefit for fiscal 2025 differs from the U.S. federal statutory tax rate of 21% as a result of foreign income inclusions in the U.S., a portion of our earnings or losses being taxed or benefited at rates lower than the U.S. statutory rate, research and development credit generation, and deductions related to stock compensation.

The income tax expense for fiscal 2024 differs from the U.S. federal statutory tax rate of 21% as a result of foreign income inclusions in the U.S., a portion of our earnings or losses being taxed or benefited at rates lower than the U.S. statutory rate, research and development credit generation, and disallowed deductions related to non-deductible compensation. Further, during fiscal 2024, guidance was issued by the U.S. Internal Revenue Service in connection with the capitalization of research and development expenditures. As a result of this guidance, certain costs are currently deductible rather than capitalizable, which resulted in a reduction to our income tax payable and an increase in our deferred tax assets for which we maintain a full valuation allowance.

Our provision for incomes taxes may be affected by changes in the geographic mix of earnings with different applicable tax rates, acquisitions, changes in the realizability of deferred tax assets, accruals related to contingent tax liabilities and period-to-period changes in such accruals, the results of income tax audits, the expiration of statutes of limitations, the implementation of tax planning strategies, tax rulings, court decisions, settlements with tax authorities and changes in tax laws and regulations. It is also possible that significant negative evidence may become available that causes us to conclude that a valuation allowance is needed on certain of our deferred tax assets, which would adversely affect our income tax provision in the period of such change in judgment.

Several countries in which we operate have enacted, or have committed to enact, legislation based on the Organization for Economic Cooperation and Development's 15% global minimum tax regime. The enacted legislation did not have a significant effect on our provision for income taxes for fiscal 2025. However, Singapore has enacted legislation based on the Pillar Two tax framework, including a 15% minimum top up tax, for years beginning on or after January 1, 2025. This legislation is effective for us in fiscal 2026 and could significantly affect our provision for income taxes beginning in fiscal 2026. Additionally, please see the information in Part I, Item 1A, "Risk Factors" under the caption "*Changes in existing taxation benefits, tax rules or tax practices may adversely affect our financial results.*"

Our Annual Report on Form 10-K for the fiscal year ended February 3, 2024 includes a discussion and analysis of our financial condition and results of operations for the year ended January 28, 2023 and year-to-year comparisons between the years ended February 3, 2024 and January 28, 2023 in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Liquidity and Capital Resources

Our principal source of liquidity as of February 1, 2025 consisted of approximately $948.3 million of cash and cash equivalents, of which approximately $716.9 million was held by subsidiaries outside of the United States, a portion of which are deemed to be indefinitely reinvested. We manage our worldwide cash requirements by, among other things, reviewing available funds held by our foreign subsidiaries and the cost effectiveness by which those funds can be accessed in the United States. See "Note 12 – Income Taxes" in the Notes to Consolidated Financial Statements for further information.

As of February 1, 2025, we had total borrowings outstanding of $4.1 billion, consisting of $3.5 billion of senior notes outstanding and $590.6 million outstanding under the 2026 Term Loan.

For the year ended February 1, 2025, we repaid $109.4 million of the principal outstanding of the 5-Year Tranche Loan ("2026 Term Loan").

We have a revolving credit facility with a borrowing capacity of $1.0 billion and a 5-year term ("2023 Revolving Credit Facility"). As of February 1, 2025, the 2023 Revolving Credit Facility is undrawn and is available for draw down through April 14, 2028.

For a description of our contractual obligations including debt, purchase commitments, and leases, see "Note 7 – Debt," "Note 8 – Commitments and Contingencies" and "Note 9 – Leases" in the Notes to Consolidated Financial Statements. In addition, see "Note 12 – Income Taxes" regarding tax related contingencies and uncertain tax positions in the Notes to Consolidated Financial Statements. We generally expect to satisfy these commitments with cash on hand and cash provided by operating activities.

We may elect to factor trade accounts receivable from time to time as part of our overall liquidity and working capital management strategy. During the year ended February 1, 2025, we generated cash from operations from the sale of certain trade accounts receivable on a non-recourse basis to a third-party financial institution pursuant to a factoring arrangement. See "Note 15 – Supplemental Financial Information" in the Notes to Consolidated Financial Statements for additional information.

We believe that our existing cash, cash equivalents, together with cash generated from operations, and funds from our 2023 Revolving Credit Facility will be sufficient to cover our working capital needs, capital expenditures, investment requirements, any declared dividends, repurchases of our common stock and commitments (including those discussed in "Note 8 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements) for at least the next twelve months. Our capital requirements will depend on many factors, including our rate of sales growth, market acceptance of our products, costs of securing access to adequate manufacturing capacity, the timing and extent of research and development projects and increases in operating expenses, all of which are subject to uncertainty.

To the extent that our existing cash and cash equivalents, together with cash generated by operations, and funds available under our 2023 Revolving Credit Facility are insufficient to fund our future activities, we may need to raise additional funds through public or private debt or equity financing. We may also acquire additional businesses, purchase assets or enter into other strategic arrangements in the future, which could also require us to seek debt or equity financing. Additional equity financing or convertible debt financing may be dilutive to our current stockholders. If we elect to raise additional funds, we may not be able to obtain such funds on a timely basis or on acceptable terms, if at all. In addition, the equity or debt securities that we issue may have rights, preferences or privileges senior to our common stock.

Future payment of a regular quarterly cash dividend on our common stock and our planned repurchases of common stock will be subject to, among other things, the best interests of the Company and our stockholders, our results of operations, cash balances and future cash requirements, financial condition, developments in ongoing litigation, statutory requirements under Delaware law, U.S. securities laws and regulations, market conditions and other factors that our Board of Directors may deem relevant. Our dividend payments and repurchases of common stock may change from time to time, and we cannot provide assurance that we will continue to declare dividends or repurchase stock at all or in any particular amounts.

Cash Flows from Operating Activities

Net cash provided by operating activities was $1.7 billion for fiscal 2025 compared to net cash provided by operating activities of $1.4 billion for fiscal 2024. We had a net loss of $885.0 million adjusted for the following non-cash items: amortization of acquired intangible assets of $1.1 billion, stock-based compensation expense of $597.4 million, restructuring related impairment charges of $528.8 million, depreciation and amortization of $304.3 million, deferred income tax benefit of $111.9 million and $65.9 million net loss from other non-cash items. Cash inflow from working capital of $129.1 million for fiscal 2025 was primarily driven by a decrease in accounts receivable, and increases in accounts payable, accrued employee compensation, and accrued liabilities and other non-current liabilities, partially offset by an increase in inventories. The decrease in accounts receivable was primarily due to better shipment linearity and increase in distribution reserves on stronger demand. The increase in accounts payable was primarily due to the timing of payments. The increase in accrued employee compensation was primarily due to bonus accrual. The increase in accrued liabilities and other non-current liabilities was primarily driven by higher restructuring accruals, partially offset by lower ship and debit claims accrual due to lower inventory balances at distributors as a result of increased sell through, and decreases in litigation and interest accrual. The increase in inventories was primarily to support improving demand environment.

Net cash provided by operating activities was $1.4 billion for fiscal 2024 compared to net cash provided by operating activities of $1.3 billion for fiscal 2023. We had a net loss of $933.4 million adjusted for the following non-cash items: amortization of acquired intangible assets of $1.1 billion, stock-based compensation expense of $609.8 million, depreciation and amortization of $299.8 million, deferred income tax expense of $150.8 million, restructuring related impairment charges of $32.9 million, and $54.9 million net loss from other non-cash items. Cash inflow from working capital of $57.8 million for fiscal 2024 was primarily driven by a decrease in accounts receivable, and a decrease in inventories, partially offset by cash outflows due to an increase in prepaid expenses and other assets, and a decrease in accounts payable. The decrease in accounts receivable was primarily due to timing of billing and collections and the impact of factoring of receivables. The decrease in inventory was a result of utilizing previously built buffers. The increase in prepaid expenses and other assets was primarily due to prepayments on supply capacity reservation agreements net of refunds, and an increase in ship and debit reserve. The decrease in accounts payable was primarily due to the timing of payments.

Cash Flows from Investing Activities

Net cash used in investing activities of $300.7 million in fiscal 2025 was primarily driven by the purchases of property and equipment of $284.6 million.

Net cash used in investing activities of $350.5 million in fiscal 2024 was primarily driven by the purchases of property and equipment of $336.3 million.

Cash Flows from Financing Activities

Net cash used in financing activities of $1.4 billion in fiscal 2025 was primarily attributable to $725.0 million repurchases of common stock, $274.9 million for withholding tax paid on behalf of employees for net share settlement, $207.5 million payment for our quarterly dividends, $153.6 million payments for technology license obligations, and $109.4 million repayment of debt principal. These outflows were partially offset by $87.6 million proceeds from the issuance of our common stock under our equity incentive plans.

Net cash used in financing activities of $980.2 million in fiscal 2024 was primarily attributable to $1.6 billion repayment of debt principal, $223.7 million for withholding tax paid on behalf of employees for net share settlement, $206.8 million payment for our quarterly dividends, $150.3 million payments for technology license obligations, and $150.0 million repurchases of common stock. These outflows were partially offset by $1.3 billion proceeds from issuance of debt, and $99.2 million proceeds from the issuance of our common stock under our equity incentive plans.

Recent Accounting Pronouncements

Please see "Note 2 – Significant Accounting Policies - Recent Accounting Pronouncements" in our Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Related Party Transactions

None.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk. With our outstanding debt, we are exposed to various forms of market risk, including the potential losses arising from adverse changes in interest rates on our outstanding 2026 Term Loan. See "Note 7 – Debt" in the Notes to Consolidated Financial Statements for further information. A hypothetical increase or decrease in the interest rate by 1 percentage point could result in an increase or decrease in annual interest expense by approximately $5.1 million.

We maintain an investment policy that requires minimum credit ratings, diversification of credit risk and limits the long-term interest rate risk by requiring effective maturities of generally less than five years. We typically invest our excess cash primarily in highly liquid debt instruments including money market funds and time deposits. Investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. There were no such investments on hand at February 1, 2025, aside from cash and cash equivalents.

Foreign Currency Exchange Risk. All of our sales and the majority of our expenses are denominated in U.S. dollars. Since we operate in many countries, a percentage of our international operational expenses are denominated in foreign currencies and exchange volatility could positively or negatively impact those operating costs. Increases in the value of the U.S. dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Additionally, we may hold certain assets and liabilities, including potential tax liabilities, in local currency on our consolidated balance sheets. These tax liabilities would be settled in local currency. Therefore, foreign exchange gains and losses from remeasuring the tax liabilities are recorded to interest and other loss, net. We do not believe that foreign exchange volatility has a significant effect on our current business or results of operations. However, fluctuations in currency exchange rates could have a greater effect on our business or results of operations in the future to the extent our expenses increasingly become denominated in foreign currencies.

We may enter into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks associated with certain existing assets and liabilities, certain firmly committed transactions, forecasted future cash flows and net investments in foreign subsidiaries. However, we may choose not to hedge certain foreign exchange exposures for a variety of reasons, including, but not limited to, accounting considerations and the prohibitive economic cost of hedging particular exposures.

To provide an assessment of the foreign currency exchange risk associated with our foreign currency exposures within operating expense, we performed a sensitivity analysis to determine the effect that an adverse change in exchange rates would have on our financial statements. If the U.S. dollar weakened by 10%, our operating expenses could increase by approximately 2%.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Marvell Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Marvell Technology, Inc. and subsidiaries (the "Company") as of February 1, 2025 and February 3, 2024, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows, for each of the three years in the period ended February 1, 2025, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 1, 2025, and February 3, 2024, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 1, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories − Management Judgments Regarding Excess and Obsolete Inventory Reserves — Refer to Note 2 to the financial statements.

Critical Audit Matter Description

Management writes down excess inventories based upon a regular analysis of inventory on hand compared to forecasted demand. Management's estimates of forecasted demand are based upon analysis and assumptions including, but not limited to, expected product lifecycles and development plans, expected customer orders, projected and current market conditions, historical usage by product, and customer backlog. As of February 1, 2025, the Company's consolidated inventories balance was $1,029.7 million.

We identified inventory valuation as a critical audit matter because of the significant assumptions management makes with regards to estimating the excess write-down and the potential impact of those judgments. Specifically, due to assumptions related to forecasted demand and market conditions, performing audit procedures to evaluate the reasonableness of management's estimates of forecasted demand required a high degree of auditor judgment and increased audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of forecasted demand used in the valuation of inventory included the following, among others:

- We tested the effectiveness of internal controls over management's provisions for excess and obsolete inventories, including internal controls designed to review and approve forecasted demand and the underlying assumptions regarding expected product lifecycles, product development plans, expected customer orders, projected and current market conditions, and historical usage by product.

- We evaluated management's ability to accurately estimate forecasted demand by comparing estimates made in prior periods to the historical actual results for those same periods.

- We made inquiries of business unit managers throughout the period as well as executives, sales and marketing, and operations personnel about the expected product lifecycles and product development plans and historical usage by product and compared expectations to actual developments over the period.

- We selected a sample of inventory products and tested the forecasted demand by comparing internal and external information (e.g., historical usage, contracts, communications with customers, market conditions, etc.) with the Company's forecast.

- We considered, when relevant, the existence of contradictory evidence based on reading of internal financial and operational information used by management and the board of directors, Company press releases, and analysts' reports, as well as our observations and inquires as to changes within the business and evidence obtained through other areas of the audit.

/s/ Deloitte & Touche LLP

San Jose, California
March 12, 2025

We have served as the Company's auditor since 2016.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except par value per share)

	February 1, 2025	February 3, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 948.3	$ 950.8
Accounts receivable, net	1,028.4	1,121.6
Inventories	1,029.7	864.4
Prepaid expenses and other current assets	113.9	125.9
Total current assets	3,120.3	3,062.7
Property and equipment, net	790.5	756.0
Goodwill	11,586.9	11,586.9
Acquired intangible assets, net	2,710.6	4,004.1
Deferred tax assets	401.2	311.9
Other non-current assets	1,595.0	1,506.9
Total assets	$ 20,204.5	$ 21,228.5
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 622.2	$ 411.3
Accrued liabilities	972.6	1,032.9
Accrued employee compensation	302.5	262.7
Short-term debt	129.5	107.3
Total current liabilities	2,026.8	1,814.2
Long-term debt	3,934.3	4,058.6
Other non-current liabilities	816.4	524.3
Total liabilities	6,777.5	6,397.1
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock, \$0.002 par value; 8.0 shares authorized; no shares issued and outstanding	—	—
Common stock, \$0.002 par value; 1.3 billion shares authorized; 866.0 and 865.5 shares issued and outstanding in fiscal 2025 and 2024, respectively	1.7	1.7
Additional paid-in capital	14,534.1	14,845.3
Accumulated other comprehensive income	0.4	1.1
Accumulated deficit	(1,109.2)	(16.7)
Total stockholders' equity	13,427.0	14,831.4
Total liabilities and stockholders' equity	$ 20,204.5	$ 21,228.5

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share amounts)

	Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Net revenue	$ 5,767.3	$ 5,507.7	$ 5,919.6
Cost of goods sold	3,385.1	3,214.1	2,932.1
Gross profit	2,382.2	2,293.6	2,987.5
Operating expenses:			
Research and development	1,950.4	1,896.2	1,784.3
Selling, general and administrative	798.2	834.0	843.6
Legal settlement	—	—	100.0
Restructuring related charges	353.9	131.1	21.6
Total operating expenses	3,102.5	2,861.3	2,749.5
Operating income (loss)	(720.3)	(567.7)	238.0
Interest expense	(189.4)	(211.7)	(170.6)
Interest income and other, net	15.0	20.7	17.7
Interest and other loss, net	(174.4)	(191.0)	(152.9)
Income (loss) before income taxes	(894.7)	(758.7)	85.1
Provision (benefit) for income taxes	(9.7)	174.7	248.6
Net loss	$ (885.0)	$ (933.4)	$ (163.5)
Net loss per share — basic	$ (1.02)	$ (1.08)	$ (0.19)
Net loss per share — diluted	$ (1.02)	$ (1.08)	$ (0.19)
Weighted-average shares:			
Basic	865.5	861.3	851.4
Diluted	865.5	861.3	851.4

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In millions)

	Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Net loss	$ (885.0)	$ (933.4)	$ (163.5)
Other comprehensive income (loss), net of tax:			
Net change in unrealized gain (loss) on cash flow hedges	(0.7)	1.1	—
Other comprehensive income (loss), net of tax	(0.7)	1.1	—
Comprehensive loss, net of tax	$ (885.7)	$ (932.3)	$ (163.5)

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
Balance at January 29, 2022	846.7	$ 1.7	$ 14,209.0	$ —	$ 1,491.4	$ 15,702.1
Issuance of common stock in connection with equity incentive plans	11.7	—	91.3	—	—	91.3
Tax withholdings related to net share settlement of restricted stock units	—	—	(227.6)	—	—	(227.6)
Stock-based compensation	—	—	554.3	—	—	554.3
Repurchase of common stock	(2.3)	—	(115.0)	—	—	(115.0)
Cash dividends declared and paid (cumulatively $0.24 per share)	—	—	—	—	(204.4)	(204.4)
Net loss	—	—	—	—	(163.5)	(163.5)
Balance at January 28, 2023	856.1	1.7	14,512.0	—	1,123.5	15,637.2
Issuance of common stock in connection with equity incentive plans	11.9	—	99.2	—	—	99.2
Tax withholdings related to net share settlement of restricted stock units	—	—	(223.7)	—	—	(223.7)
Stock-based compensation	—	—	607.8	—	—	607.8
Repurchase of common stock	(2.5)	—	(150.0)	—	—	(150.0)
Cash dividends declared and paid (cumulatively $0.24 per share)	—	—	—	—	(206.8)	(206.8)
Net loss	—	—	—	—	(933.4)	(933.4)
Other comprehensive income	—	—	—	1.1	—	1.1
Balance at February 3, 2024	865.5	1.7	14,845.3	1.1	(16.7)	14,831.4
Issuance of common stock in connection with equity incentive plans	9.5	—	87.5	—	—	87.5
Tax withholdings related to net share settlement of restricted stock units	—	—	(274.9)	—	—	(274.9)
Stock-based compensation	—	—	595.8	—	—	595.8
Repurchase of common stock	(9.0)	—	(725.0)	—	—	(725.0)
Vestings of common stock in connection with customer warrant	—	—	5.4	—	—	5.4
Cash dividends declared and paid (cumulatively $0.24 per share)	—	—	—	—	(207.5)	(207.5)
Net loss	—	—	—	—	(885.0)	(885.0)
Other comprehensive loss	—	—	—	(0.7)	—	(0.7)
Balance at February 1, 2025	866.0	$ 1.7	$ 14,534.1	$ 0.4	$ (1,109.2)	$ 13,427.0

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Cash flows from operating activities:			
Net loss	$ (885.0)	$ (933.4)	$ (163.5)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	304.3	299.8	304.9
Stock-based compensation	597.4	609.8	552.4
Amortization of acquired intangible assets	1,052.6	1,097.9	1,087.4
Amortization of inventory fair value adjustment associated with acquisitions	—	—	38.7
Restructuring related impairment charges	528.8	32.9	5.6
Deferred income taxes	(111.9)	150.8	50.4
Other expense, net	65.9	54.9	62.7
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	93.2	70.6	(142.7)
Prepaid expenses and other assets	3.4	(93.1)	(480.4)
Inventories	(230.0)	201.9	(385.9)
Accounts payable	181.5	(149.1)	(87.8)
Accrued employee compensation	43.5	18.3	2.5
Accrued liabilities and other non-current liabilities	37.5	9.2	444.5
Net cash provided by operating activities	1,681.2	1,370.5	1,288.8
Cash flows from investing activities:			
Purchases of technology licenses	(7.0)	(13.9)	(11.1)
Purchases of property and equipment	(284.6)	(336.3)	(206.2)
Acquisitions, net of cash acquired	(10.4)	—	(112.3)
Other, net	1.3	(0.3)	1.2
Net cash used in investing activities	(300.7)	(350.5)	(328.4)
Cash flows from financing activities:			
Repurchases of common stock	(725.0)	(150.0)	(115.0)
Proceeds from employee stock plans	87.6	99.2	91.3
Tax withholding paid on behalf of employees for net share settlement	(274.9)	(223.7)	(227.6)
Dividend payments to stockholders	(207.5)	(206.8)	(204.4)
Payments on technology license obligations	(153.6)	(150.3)	(142.5)
Proceeds from borrowings	—	1,295.3	200.0
Principal payments of debt	(109.4)	(1,622.5)	(265.6)
Other, net	(0.2)	(21.4)	0.9
Net cash used in financing activities	(1,383.0)	(980.2)	(662.9)
Net increase (decrease) in cash and cash equivalents	(2.5)	39.8	297.5
Cash and cash equivalents at beginning of the year	950.8	911.0	613.5
Cash and cash equivalents at end of the year	$ 948.3	$ 950.8	$ 911.0

See accompanying Notes to Consolidated Financial Statements.

Note 1 — Basis of Presentation

The Company

Marvell Technology, Inc., and its subsidiaries (the "Company"), is a leading supplier of data infrastructure semiconductor solutions, spanning the data center core to network edge. The Company is a fabless supplier of high-performance semiconductor with core strengths in developing and scaling complex System-on-a-Chip architectures, integrating analog, mixed-signal and digital signal processing functionality. The Company also leverages leading intellectual property and deep system-level expertise, as well as highly innovative security firmware. The Company's solutions are empowering the data economy and enabling the data center, enterprise networking, carrier infrastructure, consumer, and automotive/industrial end markets. The Company is incorporated in Delaware, United States.

Basis of Presentation

The Company's fiscal year is the 52- or 53-week period ending on the Saturday closest to January 31. Accordingly, every fifth or sixth fiscal year will have a 53-week period. The additional week in a 53-week year is added to the fourth quarter, making such quarter consist of 14 weeks. Fiscal 2024 had a 53-week period. Fiscal 2025 and fiscal 2023 each had a 52-week period. Certain prior period amounts have been reclassified to conform to current year presentation. All dollar amounts in the financial statements and tables in these notes, except per share amounts, are stated in millions of U.S. dollars unless otherwise noted.

Note 2 — Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, provisions for sales returns and allowances, inventory excess and obsolescence, goodwill and other intangible assets, business combinations, restructuring, income taxes, litigation and other contingencies. Actual results could differ from these estimates, and such differences could affect the results of operations reported in future periods. In the current macroeconomic environment, these estimates could require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may change materially in future periods.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated. The functional currency of the Company and its subsidiaries is the U.S. dollar.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and time deposits.

Investments in Equity Securities

The Company has equity investments in privately-held companies. If the Company has the ability to exercise significant influence over the investee, but not control, the Company accounts for the investment under the equity method. If the Company does not have the ability to exercise significant influence over the operations of the investee, the Company accounts for the investment under the measurement alternative method. Investments in privately-held companies are included in other non-current assets and subject to impairment review on an ongoing basis. Investments are considered impaired when the fair value is below the investment's cost basis. This assessment is based on a qualitative and quantitative analysis, including, but not limited to, the investee's revenue and earnings trends, available cash and liquidity, and the status of the investee's products and the related market for such products.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high-quality financial institutions, the composition and maturities of which are regularly monitored by management.

The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company's credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. For customers including distributors and direct customers, the Company performs ongoing credit evaluations of their financial conditions and limits the amount of credit extended when deemed necessary based upon payment history and their current credit worthiness, but generally requires no collateral. The Company regularly reviews the allowance for credit losses by considering factors such as historical experience, credit quality, reasonable and supportable forecasts, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

The Company's accounts receivable was concentrated with four customers at February 1, 2025, who comprise a total of 72% of gross accounts receivable, compared with three customers at February 3, 2024, who represented 67% of gross accounts receivable, respectively. This presentation is at the customer consolidated level.

Net revenue attributable to significant customers including both distributor and direct customers whose revenues represented 10% or more of total net revenue is presented in the following table:

| | Year Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
Direct Customer:			
Customer A	13 %	*	*
Distributor:			
Distributor A	34 %	24 %	20 %

*Less than 10% of net revenue.

The Company continuously monitors the creditworthiness of its distributor and direct customers, and believes the distributors' sales to diverse end customers and to diverse geographies further serve to mitigate the Company's exposure to credit risk.

Inventories

Inventory is stated at the lower of cost or net realizable value, cost being determined under the first-in, first-out method. The total carrying value of the Company's inventory is reduced for any difference between cost and estimated net realizable value of inventory that is determined to be excess, obsolete or unsellable inventory based upon assumptions about future demand and market conditions. If actual future demand for the Company's products is less than currently forecasted, the Company may be required to write inventory down below the current carrying value. Once the carrying value of inventory is reduced, it is maintained until the product to which it relates is sold or otherwise disposed. Inventoriable shipping and handling costs are classified as a component of cost of goods sold in the consolidated statements of operations.

Property and Equipment, Net

Property and equipment, net, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which ranges from 2 to 7 years for machinery and equipment, and 3 to 4 years for computer software, and furniture and fixtures. Buildings are depreciated over an estimated useful life of 30 years and building improvements are depreciated over estimated useful lives of 15 years. Leasehold improvements are depreciated over the shorter of the remaining lease term or the estimated useful life of the asset.

Goodwill

Goodwill is recorded when the consideration paid for a business acquisition exceeds the fair value of net tangible and intangible assets acquired. Goodwill is measured and tested for impairment annually on the last business day of the fiscal fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or the Company may determine to proceed directly to the quantitative impairment test.

If the Company assesses qualitative factors and concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if the Company determines not to use the qualitative assessment, then a quantitative impairment test is performed. The quantitative impairment test requires comparing the fair value of the reporting unit to its carrying value, including goodwill. The Company has identified that its business operates as a single operating segment and as a single reporting unit for the purpose of goodwill impairment testing. An impairment exists if the fair value of the reporting unit is lower than its carrying value. If the fair value of the reporting unit is lower than its carrying value, the Company would record an impairment loss in the fiscal quarter in which the determination is made.

Long-Lived Assets and Intangible Assets

The Company assesses the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. The Company estimates the future cash flows, undiscounted and without interest charges, expected to be generated by the assets from its use or eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Acquisition-related identified intangible assets are amortized on a straight-line basis over their estimated economic lives, except for certain customer contracts and related relationships, which are amortized using an accelerated method of amortization over the expected customer lives. In-process research and development ("IPR&D") is not amortized until the completion of the related development.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease ROU assets also include any initial direct costs and prepayments less lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. As the Company's leases do not provide an implicit rate, the Company uses its collateralized incremental borrowing rate based on the information available at the lease commencement date, including lease term, in determining the present value of lease payments. Lease expense for these leases is recognized on a straight-line basis over the lease term.

Foreign Currency Transactions

The functional currency of all of the Company's non-United States ("U.S.") operations is the U.S. dollar. Monetary accounts maintained in currencies other than the U.S. dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The effects of foreign currency re-measurement are reported in current operations.

Revenue Recognition

Product revenue is recognized at a point in time when control of the asset is transferred to the customer. Substantially all of the Company's revenue is derived from product sales. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product to a customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. For product revenue, the performance obligation is deemed to be the delivery of the product and therefore, the revenue is generally recognized upon shipment to customers, net of accruals for estimated sales returns and rebates. These estimates are based on historical returns, analysis of credit memo data and other known factors. The Company accounts for rebates by recording reductions to revenue for rebates in the same period that the related revenue is recorded. The amount of these reductions is based upon the terms agreed to with the customer. Product revenue on sales made to distributors is recognized upon shipment, net of estimated variable consideration. Variable consideration primarily consists of price discounts, price protection, rebates, and stock rotation programs and is estimated based on a portfolio approach using the expected value method derived from historical data, current economic conditions, and contractual terms.

A portion of the Company's net revenue is derived from sales through third-party logistics providers who maintain warehouses in close proximity to the Company's customers' facilities. Revenue from sales through these third-party logistics providers is not recognized until the product is pulled from stock by the customer.

The Company's products are generally subject to warranty, which provides for the estimated future costs of replacement upon shipment of the product. The Company generally warrants that its products sold to its customers will conform to its approved specifications and be free from defects in material and workmanship under normal use and conditions for one year. The Company may offer a longer warranty period in limited situations based on product type and negotiated warranty terms with certain customers. The warranty accrual is estimated primarily based on historical claims compared to historical revenues and assumes that the Company will have to replace products subject to a claim. From time to time, the Company becomes aware of specific warranty situations, and it records specific accruals to cover these exposures.

Business Combinations

The Company allocates the fair value of the purchase consideration of its business acquisitions to the tangible assets, liabilities, and intangible assets acquired, including IPR&D, based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. Acquisition-related expenses and related restructuring costs are recognized separately from the business combination and are expensed as incurred.

Stock-Based Compensation

Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service vesting period. The Company amortizes stock-based compensation expense for time-based awards under the straight-line attribution method over the vesting period. Stock-based compensation expense for performance-based awards is recognized when it becomes probable that the performance conditions will be met. The Company amortizes stock-based compensation expense for performance-based awards using the accelerated method.

The fair value of each restricted stock unit is estimated based on the market price of the Company's common stock on the date of grant less the expected dividend yield.

The Company estimates the fair value of stock purchase awards on the date of grant using the Black Scholes option-pricing model. The fair value of performance-based awards based on total shareholder return ("TSR") are estimated on the date of grant using a Monte Carlo simulation model.

Forfeitures are recorded when they occur. Previously recognized expense is reversed for the portion of awards forfeited prior to vesting as and when forfeitures occur.

Comprehensive Loss

Comprehensive loss, net of tax is comprised of net loss and net change in unrealized gains and losses on cash flow hedges for fiscal 2025 and 2024. For fiscal 2023, there were no reconciling differences between net loss and comprehensive loss.

Accounting for Income Taxes

The Company estimates its income taxes in the jurisdictions in which it operates. This process involves estimating the Company's actual tax expense together with assessing temporary differences resulting from the differing treatment of certain items for tax return and financial statement purposes. These differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheets.

The Company recognizes income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Evaluating the need for a valuation allowance for deferred tax assets requires judgment and analysis of all available positive and negative evidence, including recent earnings history and cumulative losses in recent years, reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies to determine whether all or some portion of the deferred tax assets will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Using available evidence and judgment, the Company establishes a valuation allowance for deferred tax assets, when it is determined that it is more likely than not that they will not be realized. Valuation allowances have been provided primarily against U.S. federal and state research and development credits and certain acquired net operating losses and deferred tax assets of foreign subsidiaries. A change in the assessment of the realizability of deferred tax assets may significantly affect the Company's tax provision in the period in which a change of assessment occurs. Taxes due on Global Intangible Low-Taxed Income ("GILTI") inclusions in U.S. are recognized as a current period expense when incurred.

As a multinational corporation, the Company conducts its business in many countries and is subject to taxation in many jurisdictions. The taxation of the business is subject to the application of various and sometimes conflicting tax laws and regulations as well as multinational tax conventions. The Company's effective tax rate is highly dependent upon the geographic distribution of the Company's worldwide earnings or losses, the tax laws and regulations in various jurisdictions, the availability of tax incentives, tax credits and loss carryforwards, and the effectiveness of the Company's tax planning strategies, including the Company's estimates of the fair value of its intellectual property. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings and tax audits. There can be no assurance that the Company will accurately predict the outcome of audits, and the amounts ultimately paid on resolution of audits could be significantly different than the amounts previously included in the Company's income tax expense and therefore, could have a significant effect on its tax provision, results of operations, and cash flows. Consequently, taxing authorities may impose tax assessments or judgments against us that could significantly affect the Company's tax liability and/or its effective income tax rate.

The Company is subject to income tax audits by the respective tax authorities in the jurisdictions in which it operates. The Company recognizes the effect of income tax positions only if these positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely to be realized. Changes in judgment regarding the recognition or measurement of uncertain tax positions are reflected in the period in which the change occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense. The calculation of the Company's tax liabilities involves the inherent uncertainty associated with complex tax laws. The Company believes it has adequately provided for in its financial statements additional taxes that it estimates may be required to be paid as a result of such examinations. While the Company believes that it has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than its accrued position. Unpaid tax liabilities, including the interest and penalties, are released pursuant to a final settlement with tax authorities, completion of audit or expiration of various statutes of limitations. The significant jurisdictions in which the Company may be subject to examination by tax authorities throughout the world include Germany, India, Israel, Singapore, and the United States.

The recognition and measurement of current taxes payable or refundable, and deferred tax assets and liabilities require that the Company make certain estimates and judgments. Changes to these estimates or judgments may have a significant effect on the Company's tax provision in a future period.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280)* to improve reportable segment disclosures. The update requires disclosure of incremental segment information on an annual and interim basis. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted this standard for the fiscal year ended February 1, 2025. See "Note 14 – Segment and Geographic Information" for further information. The adoption of this standard did not have a significant effect on the Company's results of operations or financial condition.

Accounting Pronouncements Not Yet Effective

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)* to improve income tax disclosures to enhance transparency and decision usefulness of income tax disclosure. The ASU is effective for fiscal years beginning after December 15, 2024 with updates to be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is evaluating the impact that this new standard will have on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) requiring disaggregated disclosure of certain expense captions into specified categories in the notes to financial statements on an annual and interim basis. The ASU is effective for fiscal years beginning after December 15, 2026 with updates to be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is evaluating the impact that this new standard will have on the Company's consolidated financial statements.

Note 3 — Revenue

Disaggregation of Revenue

The majority of the Company's revenue is generated from sales of the Company's products.

The following table summarizes net revenue disaggregated by end market (in millions, except percentages):

	Year Ended February 1, 2025	% of Total	Year Ended February 3, 2024	% of Total	Year Ended January 28, 2023	% of Total
Net revenue by end market:						
Data center	$ 4,164.2	72 %	$ 2,216.7	40 %	$ 2,408.8	41 %
Enterprise networking	626.4	11 %	1,228.4	22 %	1,369.2	23 %
Carrier infrastructure	338.2	6 %	1,051.9	19 %	1,084.0	18 %
Consumer	316.1	5 %	622.4	11 %	701.1	12 %
Automotive/industrial	322.4	6 %	388.3	8 %	356.5	6 %
	$ 5,767.3		$ 5,507.7		$ 5,919.6	

The following table summarizes net revenue disaggregated by primary geographical market based on destination of shipment (in millions, except percentages):

	Year Ended February 1, 2025	% of Total	Year Ended February 3, 2024	% of Total	Year Ended January 28, 2023	% of Total
Net revenue based on destination of shipment:						
China	$ 2,507.6	43 %	$ 2,371.0	43 %	$ 2,486.3	42 %
United States	956.9	17 %	795.6	14 %	690.1	12 %
Taiwan	560.7	10 %	161.9	3 %	289.0	5 %
Singapore	452.2	8 %	336.2	6 %	331.7	6 %
Thailand	304.4	5 %	329.2	6 %	391.9	7 %
Japan	166.2	3 %	169.1	3 %	260.0	4 %
Malaysia	143.1	2 %	222.6	4 %	393.2	7 %
Finland	112.9	2 %	380.4	7 %	189.6	3 %
Other	563.3	10 %	741.7	14 %	887.8	14 %
	$ 5,767.3		$ 5,507.7		$ 5,919.6	

These destinations of shipment are not necessarily indicative of the geographic location of the Company's end customers or the country in which the Company's end customers sell devices containing the Company's products. For example, a substantial majority of the shipments made to China relate to sales to non-China based customers that have factories or contract manufacturing operations located within China.

The following table summarizes net revenue disaggregated by customer type (in millions, except percentages):

	Year Ended February 1, 2025	% of Total	Year Ended February 3, 2024	% of Total	Year Ended January 28, 2023	% of Total
Net revenue by customer type:						
Direct customers	$ 3,309.9	57 %	$ 3,469.5	63 %	$ 3,949.6	67 %
Distributors	2,457.4	43 %	2,038.2	37 %	1,970.0	33 %
	$ 5,767.3		$ 5,507.7		$ 5,919.6	

Contract Liabilities

Contract liabilities consist of the Company's obligation to transfer goods or services to a customer for which the Company has received consideration or the amount is due from the customer. Contract liability balances are comprised of deferred revenue. The amount of revenue recognized during the year ended February 1, 2025, that was included in deferred revenue balance at February 3, 2024 was not material.

As of the end of a reporting period, some of the performance obligations associated with contracts will have been unsatisfied or only partially satisfied. The Company has elected the practical expedient and does not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.

Customer Warrant

During fiscal 2025, the Company issued a warrant to a customer for the purchase of up to 4.2 million shares ("Warrant Shares") of the Company's common stock at an exercise price of $87.77 per share. The warrant has an exercise term of seven years and a vesting term of five years. The Warrant Shares vest primarily based on the customer's achievement of qualifying product revenue milestones and are recognized as a reduction to revenue as qualifying revenues are recognized during the five year vesting term. The grant date fair value of the Warrant was determined to be $54.44 per share and a total fair value of $227.6 million using the Black-Scholes option pricing model. A total of 0.1 million Warrant Shares were vested as of February 1, 2025.

See "Note 11 – Equity Compensation and Employee Benefit Plans" for additional information.

Sales Commissions

The Company has elected to apply the practical expedient to expense commissions when incurred as the amortization period is typically one year or less. These costs are recorded in selling, general and administrative expenses in the consolidated statements of operations.

Note 4 — Restructuring

The Company continuously evaluates its existing operations to increase operational efficiency, decrease costs and increase profitability.

The following table provides a summary of restructuring related charges as presented in the consolidated statements of operations (in millions):

	Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Restructuring related charges included in cost of goods sold	$ 357.9	$ —	$ —
Restructuring related charges included in operating expenses	353.9	131.1	21.6
Restructuring related charges included in net loss	$ 711.8	$ 131.1	$ 21.6

The following table presents details related to the restructuring related charges as presented in the consolidated statements of operations (in millions):

	Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Employee severance and related costs	$ 26.3	$ 93.9	$ 15.5
Impairment and write-off of assets			
Acquired intangible assets	240.1	—	—
Purchased technology licenses	159.0	28.6	—
Inventories	63.1	—	—
Property and equipment	36.0	—	—
Other non-current assets	25.2	—	—
Recognition of future contractual obligations	114.0	—	—
Other	48.1	8.6	6.1
	$ 711.8	$ 131.1	$ 21.6

Fiscal 2025 Plan. A restructuring plan was initiated during the third quarter of fiscal 2025 (the "Fiscal 2025 Plan") to increase research and development investment in the data center end market and reduce investment in new product development in other end markets including the cancellation of certain future product releases. As a result, the Company was required to assess the recoverability of related long-lived assets. On completion of the assessment, the Company determined the carrying values of certain long-lived assets were not recoverable. The Company utilized a discounted cash flow method of valuation to determine the fair value of the associated assets and liabilities and compared to their carrying values, which resulted in recognition of asset impairment charges for acquired intangible assets, purchased technology licenses, and property and equipment. The Company's assumptions included future expected revenues, expenses, capital expenditures and other costs, discount rate, and whether or not alternative uses were available for affected assets.

The Company recognized $702.7 million of total restructuring and other related charges for the year ended February 1, 2025 related to the Fiscal 2025 Plan. Restructuring charges are mainly comprised of impairment and write-off of acquired intangible assets, purchase technology licenses, inventories, property and equipment and other non-current assets, as well as recognition of future contractual obligations, severance, other one-time termination benefits, and other costs. The restructuring charges include $159.0 million impairment of capitalized purchased technology licenses that the Company had ceased use of in the third quarter of fiscal 2025. In addition, the Company recognized $97.8 million of restructuring charges related to payment obligations associated with impaired technology license agreements. See "Note 8 – Commitments and Contingencies" for additional information. The Company expects these restructuring actions to be substantially completed by the end of fiscal 2026.

Fiscal 2024 Plan. A restructuring plan was initiated during the first quarter of fiscal 2024 (the "Fiscal 2024 Plan") to streamline the organization and optimize resources. Restructuring charges were mainly comprised of severance, other one-time termination benefits, impairment and write-off of purchased technology licenses and equipment, and other costs. The Company recorded restructuring and other related charges of $9.1 million for the year ended February 1, 2025 and $130.8 million for the year ended February 3, 2024 related to the Fiscal 2024 Plan. As of the end of fiscal 2025, substantially all actions relating to the Fiscal 2024 Plan have been completed.

Fiscal 2023 Plan. A restructuring plan was initiated during the first quarter of fiscal 2023 (the "Fiscal 2023 Plan") in order to realign the organization and enable further investment in key priority areas. Restructuring charges are mainly comprised of severance and other one-time termination benefits, facility closures where sites may be redundant within the same region or no longer suitably sized for the local employee base, and other costs. The Company recorded restructuring and other related charges of $15.8 million for the year ended January 28, 2023 related to the Fiscal 2023 Plan. As of the end of fiscal 2025, substantially all actions relating to the Fiscal 2023 Plan have been completed.

The following table sets forth a reconciliation of the beginning and ending restructuring liability balances by each major type of costs associated with the restructuring charges (in millions):

	Fiscal 2023 and earlier Restructuring		Fiscal 2024 Restructuring		Fiscal 2025 Restructuring		
	Employee Severance and Related Costs	Other Exit Related Costs	Employee Severance and Related Costs	Other Exit Related Costs	Employee Severance and Related Costs	Other Exit Related Costs	Total
Balance at January 28, 2023	$ 3.6	$ 1.4	$ —	$ —	$ —	$ —	$ 5.0
Charges	—	0.3	93.9	36.9	—	—	131.1
Net cash payments	(3.6)	2.0	(78.4)	(24.5)	—	—	(104.5)
Non-cash items	—	(2.9)	—	(11.7)	—	—	(14.6)
Balance at February 3, 2024	—	0.8	15.5	0.7	—	—	17.0
Charges (1)	—	—	6.9	2.2	19.4	156.8	185.3
Net cash payments	—	(0.8)	(22.4)	(0.7)	(6.5)	(11.4)	(41.8)
Non-cash items (2)	—	—	—	(2.2)	—	170.8	168.6
Balance at February 1, 2025	—	—	—	—	12.9	316.2	329.1
Less: non-current portion	—	—	—	—	—	228.4	228.4
Current portion	$ —	$ —	$ —	$ —	$ 12.9	$ 87.8	$ 100.7

(1) Impairment and other non-cash charges of $526.5 million recognized in fiscal 2025 were recorded directly to the consolidated statements of operations and were not included in the restructuring liability balances above.

(2) Includes recognition of restructuring liabilities for future contractual obligations as a result of the cease use of related assets.

The current portion of the restructuring liability at February 1, 2025 is comprised of $91.5 million and $9.2 million included as components of accrued liabilities and accounts payable, respectively, and the non-current portion of the restructuring liability is included as a component of other non-current liabilities in the accompanying consolidated balance sheets.

Note 5 — Goodwill and Acquired Intangible Assets, Net

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. There was no activity from acquisitions or divestitures recorded to goodwill in fiscal 2025 and 2024. The carrying value of total goodwill as of February 1, 2025 and February 3, 2024 was $11.6 billion.

The Company has identified that its business operates as a single operating segment and as a single reporting unit for the purpose of goodwill impairment testing. The Company's annual test for goodwill impairment as of the last day of the fourth quarter of fiscal 2025 did not result in any impairment charge.

Acquired Intangible Assets, Net

As of February 1, 2025 and February 3, 2024, net carrying amounts excluding fully amortized intangible assets are as follows (in millions, except for weighted-average remaining amortization period):

	February 1, 2025			
	Gross Carrying Amounts	Accumulated Amortization and Impairment	Net Carrying Amounts	Weighted-Average Remaining Amortization Period (Years)
Developed technologies	$ 5,162.0	$ (3,466.1)	$ 1,695.9	3.6
Customer contracts and related relationships	2,039.0	(1,372.5)	666.5	2.4
Trade names	50.0	(37.8)	12.2	1.2
Total acquired amortizable intangible assets	7,251.0	(4,876.4)	2,374.6	3.3
In-process research and development	336.0	—	336.0	n/a
Total acquired intangible assets	$ 7,587.0	$ (4,876.4)	$ 2,710.6	

The Company regularly assesses the results of its business to determine whether events or circumstances exist that indicate whether the carrying amount of the acquired intangible assets may not be recoverable. During fiscal 2025, impairment charges of $240.1 million related to certain acquired developed technologies intangible assets were recognized as part of restructuring actions. The gross carrying amounts and accumulated amortization of fully impaired intangible assets were excluded from the table above. See "Note 4 – Restructuring" for further information.

	February 3, 2024			
	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amounts	Weighted-Average Remaining Amortization Period (Years)
Developed technologies	$ 4,989.0	$ (2,613.5)	$ 2,375.5	3.8
Customer contracts and related relationships	2,179.0	(1,191.5)	987.5	3.3
Trade names	50.0	(27.9)	22.1	2.2
Total acquired amortizable intangible assets	7,218.0	(3,832.9)	3,385.1	3.6
In-process research and development	619.0	—	619.0	n/a
Total acquired intangible assets	$ 7,837.0	$ (3,832.9)	$ 4,004.1	

The intangible assets are amortized on a straight-line basis over the estimated useful lives, except for certain customer contracts and related relationships, which are amortized using an accelerated method of amortization over the expected customer lives, which more closely align with the pattern of realization of economic benefits expected to be obtained. The in-process research and development ("IPR&D") will be accounted for as an indefinite-lived intangible asset and will not be amortized until the underlying project reaches technological feasibility and commercial production, at which point, the IPR&D is reclassified as an amortizable acquired intangible asset and amortized over the asset's estimated useful life. Useful lives for these IPR&D projects are expected to range between 8 to 10 years. In the event the IPR&D is abandoned, the related assets will be written off.

Amortization for acquired intangible assets was $1.1 billion during the years ended February 1, 2025, February 3, 2024 and January 28, 2023.

The following table presents the estimated future amortization expense of acquired amortizable intangible assets as of February 1, 2025 (in millions):

Fiscal Year		Amount
2026	$	941.7
2027		811.3
2028		282.1
2029		129.0
2030		106.8
Thereafter		103.7
	$	2,374.6

Note 6 — Fair Value Measurements

Fair value is an exit price representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs that are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company's Level 1 assets include marketable equity investments that are classified as other non-current assets and which are valued primarily using quoted market prices. The Company's Level 2 assets include time deposits, as the market inputs used to value these instruments consist of market yield. In addition, forward contracts and the severance pay fund are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The tables below set forth, by level, the Company's assets that are measured at fair value on a recurring basis. The tables do not include assets that are measured at historical cost or any basis other than fair value (in millions):

	Fair Value Measurements at February 1, 2025			
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:				
Assets				
Cash equivalents:				
Time deposits	$ —	$ 57.2	$ —	$ 57.2
Prepaid expenses and other current assets:				
Foreign currency forward contracts	—	0.5	—	0.5
Other non-current assets:				
Marketable equity investments	15.6	—	—	15.6
Severance pay fund	—	0.6	—	0.6
Total assets	$ 15.6	$ 58.3	$ —	$ 73.9

The carrying value of investments in non-marketable equity securities recorded to fair value on a non-recurring basis is adjusted for observable transactions for identical or similar investments of the same issuer or for impairment. These securities relate to equity investments in privately-held companies. These items measured at fair value on a non-recurring basis are classified as Level 3 in the fair value hierarchy because the value is estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs such as volatility, rights and obligations of the securities held. As of February 1, 2025 and February 3, 2024, non-marketable equity investments had a carrying value of $48.2 million and $45.8 million, respectively, and are included in other non-current assets in the Company's consolidated balance sheets.

| | Fair Value Measurements at February 3, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:				
Assets				
Cash equivalents:				
Time deposits	$ —	$ 2.6	$ —	$ 2.6
Prepaid expenses and other current assets:				
Foreign currency forward contracts	—	1.2	—	1.2
Other non-current assets:				
Marketable equity investments	9.3	—	—	9.3
Severance pay fund	—	0.5	—	0.5
Total assets	$ 9.3	$ 4.3	$ —	$ 13.6

There were no transfers of assets between levels in either fiscal 2025 or 2024.

Fair Value of Debt

The Company classified the 2026 Term Loan, 2026 Senior Notes, 2028 Senior Notes, 2029 Senior Notes, 2031 Senior Notes, and 2033 Senior Notes as Level 2 in the fair value measurement hierarchy. The carrying value of the 2026 Term Loan approximates its fair value as the 2026 Term Loan is carried at a market observable interest rate that resets periodically. The estimated aggregate fair value of the unsecured senior notes was $3.4 billion at February 1, 2025 and $3.3 billion at February 3, 2024, and were classified as Level 2 as there are quoted prices from less active markets for the notes. See "Note 7 – Debt" for additional information.

Note 7 — Debt

Summary of Borrowings and Outstanding Debt

The following table summarizes the Company's outstanding debt at February 1, 2025 and February 3, 2024 (in millions):

	February 1, 2025	February 3, 2024
Face Value Outstanding:		
2026 Term Loan - 5-Year Tranche	$ 590.6	$ 700.0
Term Loan Total	590.6	700.0
4.875% MTG/MTI 2028 Senior Notes	499.9	499.9
1.650% 2026 Senior Notes	500.0	500.0
2.450% 2028 Senior Notes	750.0	750.0
5.750% 2029 Senior Notes	500.0	500.0
2.950% 2031 Senior Notes	750.0	750.0
5.950% 2033 Senior Notes	500.0	500.0
Senior Notes Total	3,499.9	3,499.9
Total borrowings	$ 4,090.5	$ 4,199.9
Less: Unamortized debt discount and issuance cost	(26.7)	(34.0)
Net carrying amount of debt	$ 4,063.8	$ 4,165.9
Less: Current portion (1)	129.5	107.3
Non-current portion	$ 3,934.3	$ 4,058.6

(1)   As of February 1, 2025, the current portion of outstanding debt that is due within twelve months includes a portion of the 2026 Term Loan - 5-Year Tranche. The weighted-average interest rate on short-term debt outstanding at February 1, 2025 and February 3, 2024 was 5.785% and 6.830%, respectively.

2024 and 2026 Term Loans

On December 7, 2020, the Company entered into a term loan credit agreement with a lending syndicate led by JP Morgan Chase Bank, N.A (the "2024 and 2026 Term Loan Agreement") in order to finance the acquisition of Inphi Corporation ("Inphi"). The 2024 and 2026 Term Loan Agreement provides for borrowings of $1.8 billion consisting of: (i) $875.0 million loan with a 3-year term from the funding date (the "3-Year Tranche Loan") and (ii) $875.0 million loan with a 5-year term from the funding date (the "5-Year Tranche Loan" and, together with the 3-Year Tranche Loan, the "2024 and 2026 Term Loans").

On April 14, 2023, the Company entered into an amendment to the 2024 and 2026 Term Loan Agreement. The amendment modifies the existing agreement to, among other things, adopt Secured Overnight Financing Rate ("SOFR") interest rates and conform the maximum leverage ratio financial covenant with the amended and restated revolving credit agreement.

The 3-Year Tranche Loan, due on April 19, 2024, which had a remaining principal of $735.0 million, was repaid in full during the quarter ended October 28, 2023.

Pursuant to the amended 2024 and 2026 Term Loan Agreement, the 5-Year Tranche Loan has a stated floating interest rate which equates to adjusted term SOFR + 137.5 bps. The effective interest rate for the 5-Year Tranche Loan was 4.912% as of February 1, 2025. The 5-Year Tranche Loan requires scheduled principal payments at the end of each fiscal quarter equal to (i) 1.25% of the aggregate principal amount on the term funding date for the first four full fiscal quarters following the term loan funding date, (ii) 2.50% of the aggregate principal amount on the term funding date for the fifth through twelfth full fiscal quarters following the term loan funding date, and (iii) 3.75% of the aggregate principal amount on the term funding date for each fiscal quarter following the twelfth full fiscal quarter following the term loan funding date. During the year ended February 1, 2025, the Company repaid $109.4 million of the principal outstanding of the 5-Year Tranche Loan. As of February 1, 2025, the Company has $590.6 million of 5-Year Tranche Loan borrowings outstanding.

The 2024 and 2026 Term Loan Agreement requires that the Company and its subsidiaries comply with covenants relating to customary matters, including with respect to creating or permitting certain liens, entering into sale and leaseback transactions, and consolidating, merging, liquidating or dissolving. It also prohibits subsidiaries of the Company from incurring additional indebtedness, subject to certain exceptions, and requires that the Company maintain a leverage ratio financial covenant as of the end of any fiscal quarter.

2023 Revolving Credit Facility

On December 7, 2020, the Company entered into a revolving line of credit agreement with a lending syndicate led by JP Morgan Chase Bank, N.A for borrowings of up to $750.0 million. On April 14, 2023, the Company entered into an agreement to amend and restate the credit facility to increase the borrowing capacity to $1.0 billion (as so amended and restated, the "2023 Revolving Credit Facility"). The 2023 Revolving Credit Facility has a 5-year term and a stated floating interest rate which equates to an adjusted term SOFR plus an applicable margin. The borrowings from the Revolving Loans will be used for general corporate purposes of the Company. The Company may prepay any borrowings at any time without premium or penalty. An unused commitment fee is payable quarterly based on unused balances at a rate that is based on the ratings of the Company's senior unsecured long-term indebtedness. This annual rate was 0.175% at February 1, 2025.

As of February 1, 2025, the 2023 Revolving Credit Facility was undrawn and is available for draw down through April 14, 2028.

The 2023 Revolving Credit Facility requires that the Company and its subsidiaries comply with covenants relating to customary matters. The covenants are consistent with the 2024 and 2026 Term Loan Agreement covenants discussed above.

As of February 1, 2025, the Company was in compliance with its debt covenants for the credit agreements discussed above.

2029 and 2033 Senior Unsecured Notes

On September 18, 2023, the Company completed an offering of (i) $500.0 million aggregate principal amount of the Company's 5.750% Senior Notes due 2029 (the "2029 Senior Notes") and (ii) $500.0 million aggregate principal amount of the Company's 5.950% Senior Notes due 2033 (the "2033 Senior Notes", and, together with the 2029 Senior Notes, the "2029 and 2033 Senior Notes").

The 2029 Senior Notes have a 5.5-year term and mature on February 15, 2029, and the 2033 Senior Notes have a 10-year term and mature on September 15, 2033. The stated and effective interest rates for the 2029 Senior Notes are 5.750% and 5.891%, respectively. The stated and effective interest rates for the 2033 Senior Notes are 5.950% and 6.082%, respectively. The Company may redeem the 2029 and 2033 Senior Notes, in whole or in part, at any time prior to their maturity at the redemption prices set forth in 2029 and 2033 Senior Notes. In addition, upon the occurrence of a change of control repurchase event (which involves the occurrence of both a change of control and a ratings event involving the 2029 and 2033 Senior Notes being rated below investment grade), the Company will be required to make an offer to repurchase the 2029 and 2033 Senior Notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date. The indenture governing the 2029 and 2033 Senior Notes also contains certain limited covenants restricting the Company's ability to incur certain liens, enter into certain sale and leaseback transactions and merge or consolidate with any other entity or convey, transfer or lease all or substantially all of the Company's properties or assets to another person, which, in each case, are subject to certain qualifications and exceptions. As of February 1, 2025, the Company had $1.0 billion borrowings outstanding from 2029 and 2033 Senior Notes.

2026, 2028 and 2031 Senior Unsecured Notes

On April 12, 2021, the Company completed an offering of (i) $500.0 million aggregate principal amount of the Company's 1.650% Senior Notes due 2026 (the "2026 Senior Notes"), (ii) $750.0 million aggregate principal amount of the Company's 2.450% Senior Notes due 2028 (the "2028 Senior Notes") and (iii) $750.0 million aggregate principal amount of the Company's 2.950% Senior Notes due 2031 (the "2031 Senior Notes", and, together with the 2026 Senior Notes and the 2028 Senior Notes, the "2026, 2028 and 2031 Senior Notes"). On October 8, 2021, the 2026, 2028 and 2031 Senior Notes issued on April 12, 2021 were exchanged for new notes. The terms of the new notes issued in the exchange are substantially identical to the notes issued in April 2021, except that the new notes are registered under the Securities Act of 1933, as amended (the "Securities Act") and the transfer restrictions and registration rights applicable to the 2026, 2028 and 2031 Senior Notes issued in April 2021 do not apply to the new notes.

The 2026 Senior Notes have a 5-year term and mature on April 15, 2026, the 2028 Senior Notes have a 7-year term and mature on April 15, 2028, and the 2031 Senior Notes have a 10-year term and mature on April 15, 2031. The stated and effective interest rates for the 2026 Senior Notes are 1.650% and 1.839%, respectively. The stated and effective interest rates for the 2028 Senior Notes are 2.450% and 2.554%, respectively. The stated and effective interest rates for the 2031 Senior Notes are 2.950% and 3.043%, respectively. The Company may redeem the 2026, 2028 and 2031 Senior Notes, in whole or in part, at any time prior to their respective maturity at the redemption prices set forth in the indenture governing the 2026, 2028 and 2031 Senior Notes. In addition, upon the occurrence of a change of control repurchase event (which involves the occurrence of both a change of control and a ratings event involving the 2026, 2028 and 2031 Senior Notes being rated below investment grade), the Company will be required to make an offer to repurchase the 2026, 2028 and 2031 Senior Notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date. The indenture governing the 2026, 2028 and 2031 Senior Notes also contains certain limited covenants restricting the Company's ability to incur certain liens, enter into certain sale and leaseback transactions and merge or consolidate with any other entity or convey, transfer or lease all or substantially all of the Company's properties or assets to another person, which, in each case, are subject to certain qualifications and exceptions. As of February 1, 2025, the Company had $2.0 billion borrowings outstanding from 2026, 2028 and 2031 Senior Notes.

2023 and 2028 Senior Unsecured Notes

On June 22, 2018, the Company's Bermuda-based parent company Marvell Technology Group, Ltd. ("MTG") completed a public offering of (i) $500.0 million aggregate principal amount of 4.200% Senior Notes due 2023 (the "MTG 2023 Notes") and (ii) $500.0 million aggregate principal amount of 4.875% Senior Notes due 2028 (the "MTG 2028 Notes" and, together with the MTG 2023 Notes, the "MTG Senior Notes").

In April 2021, in conjunction with the Company's U.S. domiciliation, the Company commenced Exchange Offers on April 19, 2021 for the outstanding $1.0 billion in aggregate principal amount of the MTG Senior Notes outstanding in exchange for corresponding senior notes to be issued by the Company's U.S. domiciled parent MTI. MTI made an offer to (i) exchange any and all of the outstanding MTG 2023 Notes for up to an aggregate principal amount of $500.0 million of new 4.200% Senior Notes due 2023 issued by MTI (the "MTI 2023 Notes") and to (ii) exchange any and all of the outstanding MTG 2028 Notes for up to an aggregate principal amount of $500.0 million of new 4.875% Senior Notes due 2028 issued by MTI (the "MTI 2028 Notes" and, together with the MTI 2023 Notes, the "MTI Senior Notes"). Each new series of MTI Senior Notes have the same interest rate, maturity date, redemption terms and interest payment dates and are subject to substantially similar covenants as the corresponding series of the MTG Senior Notes for which they were offered in exchange.

The settlement of the Exchange Offers occurred on May 4, 2021 with $433.9 million aggregate principal amount of the MTG 2023 Notes and $479.5 million aggregate principal amount of the MTG 2028 Notes. The exchange was accounted for as a debt modification in accordance with applicable accounting guidance. On December 16, 2021, the MTI Senior Notes issued on May 4, 2021 were exchanged for new notes. The terms of the new notes issued in the exchange are substantially identical to the notes issued in May 2021, except that the new notes are registered under the Securities Act and the transfer restrictions and registration rights applicable to the MTI Senior Notes issued in May 2021 do not apply to the new notes.

The MTI 2023 Notes and MTG 2023 Notes with aggregate principal of $500.0 million matured on June 22, 2023 and was repaid.

The MTI 2028 Notes mature on June 22, 2028. The stated and effective interest rates for the MTI 2028 Notes are 4.875% and 4.988%, respectively. The Company may redeem the MTI Senior Notes, in whole or in part, at any time prior to their maturity at the redemption prices set forth in MTI Senior Notes. In addition, upon the occurrence of a change of control repurchase event (which involves the occurrence of both a change of control and a ratings event involving the MTI Senior Notes being rated below investment grade), the Company will be required to make an offer to repurchase the MTI Senior Notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date. The indenture governing the MTI Senior Notes also contains certain limited covenants restricting the Company's ability to incur certain liens, enter into certain sale and leaseback transactions and merge or consolidate with any other entity or convey, transfer or lease all or substantially all of the Company's properties or assets to another person, which, in each case, are subject to certain qualifications and exceptions.

The MTG 2028 Notes mature on June 22, 2028. The stated and effective interest rates for the MTG 2028 Notes are 4.875% and 4.940%, respectively. The Company may redeem the MTG Senior Notes, in whole or in part, at any time prior to their maturity at the redemption prices set forth in MTG Senior Notes.

As of February 1, 2025, the Company had $499.9 million borrowings outstanding from MTI 2028 Notes and MTG 2028 Notes.

Interest Expense and Future Contractual Maturities

During fiscal 2025, 2024, and 2023, the Company recognized $183.0 million, $202.9 million, and $159.6 million of interest expense, respectively, in its consolidated statements of operations related to interest, amortization of debt issuance costs and accretion of discount associated with the outstanding debt.

As of February 1, 2025, the aggregate future contractual maturities of the Company's outstanding debt, at face value, were as follows (in millions):

Fiscal Year	Amount
2026	$ 131.2
2027	959.4
2028	—
2029	1,249.9
2030	500.0
Thereafter	1,250.0
Total	$ 4,090.5

Note 8 — Commitments and Contingencies

Warranty Obligations

The Company generally warrants that its products sold to its customers will conform to its approved specifications and be free from defects in material and workmanship under normal use and conditions for one year. The Company may offer a longer warranty period in limited situations based on product type and negotiated warranty terms with certain customers.

Commitments

The Company's commitments primarily consist of wafer purchase obligations with foundry partners, supply capacity reservation payment commitments with foundries and test and assembly partners, technology license fee obligations, and minimum purchase commitments under technology service agreements.

Total future unconditional purchase commitments as of February 1, 2025, are as follows (in millions):

Fiscal Year	Purchase Commitments to Foundries and Test and Assembly Partners	Technology Services and License Fees
2026	$ 1,021.9	$ 192.5
2027	156.0	155.1
2028	105.3	163.5
2029	106.5	121.3
2030	66.3	111.7
Thereafter	182.4	77.3
Total unconditional purchase commitments	$ 1,638.4	$ 821.4

Technology license fees include the liabilities under agreements for technology licenses between the Company and various vendors.

Under the Company's manufacturing relationships with its foundry partners, cancellation of outstanding purchase orders is allowed but requires payment of all costs and expenses incurred through the date of cancellation, and in some cases, may result in incremental fees, loss of amounts paid in advance, or loss of priority to reserved capacity for a period of time.

The Company entered into manufacturing supply capacity reservation agreements with foundries and test & assembly suppliers during the current and prior fiscal years. Under these arrangements, the Company agreed to pay capacity fees or refundable deposits to the suppliers in exchange for reserved manufacturing production capacity over the term of the agreements, which ranges from 4 to 10 years. In addition, the Company committed to certain purchase levels that were in line with the capacity reserved. During the first and second quarters of fiscal 2025, the Company worked with its foundry and test and assembly suppliers to amend certain manufacturing supply capacity reservation agreements, which resulted in reducing the Company's related purchase level commitments. The Company currently estimates that it has agreed to purchase level commitments of at least $544.6 million of wafers, substrates, and other manufacturing products for fiscal 2026 through fiscal 2033 under the capacity reservation agreements. In addition, total fees and refundable deposits payable under these arrangements are $47.1 million in fiscal 2026 through fiscal 2028. Such purchase commitments are summarized in the preceding table.

In September 2021, the Company entered into a technology licensing agreement with a vendor which provided complete access to the vendor's intellectual property portfolio for 10 years. The arrangement provided access to intellectual property over the term of the contract, including existing intellectual property, as well as intellectual property in development, and to be developed in the future. The contract provided support and maintenance over the term of the contract as well. In the third quarter of fiscal 2025, the Company ceased use of this arrangement due to restructuring actions taken during the quarter, resulting in recognition of asset impairment charges. See "Note 4 – Restructuring" for further information. Aggregate remaining fees of $268.5 million as of the cease use date are payable quarterly over the contract term.

Contingencies and Legal Proceedings

The Company currently is, and may from time to time become, subject to claims, lawsuits, governmental inquiries, inspections or investigations and other legal proceedings (collectively, "Legal Matters") arising in the course of its business. Such Legal Matters, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

During the third quarter of fiscal 2023, the Company entered into a settlement agreement with a customer in relation to a contractual dispute pursuant to which the Company agreed to pay the customer $100.0 million over several quarters. The amount has been paid in full.

As of the end of fiscal 2024, the Company recognized charges of $251.0 million in the aggregate for product related claims, including amounts recognized in previous quarters. Such claims were fully resolved in the fourth quarter of fiscal 2024.

In the third quarter of fiscal 2025, the Company reserved $50.0 million in relation to a contractual disagreement with a customer that was influenced by the restructuring actions initiated by the Fiscal 2025 Plan. See "Note 4 – Restructuring" for additional information. Subsequent to fiscal 2025 year end, the Company reached an agreement with the customer to resolve the matter, in an amount that was not materially different than previously estimated, as reflected in the accompanying fiscal 2025 consolidated financial statements accordingly.

The Company is currently unable to predict the final outcome of its pending Legal Matters and therefore cannot determine the likelihood of loss or estimate a range of possible loss, except with respect to amounts where it has determined a loss is both probable and estimable and has made an accrual. The Company evaluates, at least on a quarterly basis, developments in its Legal Matters that could affect the amount of any accrual, as well as any developments that would result in a loss contingency to become both probable and reasonably estimable. The ultimate outcome of its pending Legal Matters involves judgments, estimates and inherent uncertainties. An unfavorable outcome in a Legal Matter could require the Company to pay damages or could prevent the Company from selling some of its products in certain jurisdictions. While the Company cannot predict with certainty the results of the Legal Matters in which it is currently involved, the Company does not expect that the ultimate costs to resolve these Legal Matters will individually or in the aggregate have a material adverse effect on its financial condition, however, there can be no assurance that the current or any future Legal Matters will be resolved in a manner that is not adverse to the Company's business, financial statements, results of operations or cash flows.

Indemnities, Commitments and Guarantees

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities may include indemnities for general commercial obligations, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of Delaware. In addition, the Company has contractual commitments to various customers, which could require the Company to incur costs to repair an epidemic defect with respect to its products outside of the normal warranty period if such defect were to occur. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. Some of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. In general, the Company does not record any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets as the amounts cannot be reasonably estimated and are not considered probable. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable and estimable.

Intellectual Property Indemnification

In addition to the above indemnities, the Company has agreed to indemnify certain customers for claims made against the Company's products where such claims allege infringement of third-party intellectual property rights, including, but not limited to, patents, registered trademarks, and/or copyrights. Under the aforementioned indemnification clauses, the Company may be obligated to defend the customer and pay for the damages awarded against the customer as well as the attorneys' fees and costs under an infringement claim. The Company's indemnification obligations generally do not expire after termination or expiration of the agreement containing the indemnification obligation. Generally, but not always, there are limits on and exceptions to the Company's potential liability for indemnification. Historically the Company has not made significant payments under these indemnification obligations and the Company cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. The maximum potential amount of any future payments that the Company could be required to make under these indemnification obligations could be significant.

Note 9 — Leases

The Company's leases primarily include facility leases and hosting/data center leases, which are all classified as operating leases. For hosting/data center leases, the Company elected the practical expedient to account for the lease and non-lease component as a single lease component.

Lease expense and supplemental cash flow information are as follows (in millions):

	Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Operating lease expense	$ 58.2	$ 62.0	$ 49.6
Cash paid for amounts included in the measurement of operating lease liabilities	$ 49.7	$ 53.5	$ 41.9
Right-of-use assets obtained in exchange for lease obligations	$ 80.9	$ 34.1	$ 107.7

The effect of operating lease right-of-use asset amortization of $34.3 million, $37.2 million and $32.5 million is included in changes in Other expense, net in the cash provided by operating activities section on the consolidated statements of cash flows for the years ended February 1, 2025, February 3, 2024, and January 28, 2023, respectively.

The aggregate future lease payments for operating leases as of February 1, 2025 are as follows (in millions):

Fiscal Year	Operating Leases	Sublease Income
2026	$ 57.7	$ 5.7
2027	54.2	5.9
2028	46.3	4.1
2029	36.5	2.2
2030	35.3	2.3
Thereafter	98.4	1.8
Total lease payments	328.4	22.0
Less: imputed interest	49.1	
Present value of lease liabilities	$ 279.3	

Average lease terms and discount rates were as follows:

	February 1, 2025	February 3, 2024
Weighted-average remaining lease term (years)	7.0	7.3
Weighted-average discount rate	4.6 %	4.0 %

Note 10 — Stockholders' Equity

Preferred and Common Stock

Under the terms of the Company's Certificate of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company's authorized but unissued shares of preferred stock.

As of February 1, 2025, the Company is authorized to issue 8.0 million shares of $0.002 par value preferred stock and 1.3 billion shares of $0.002 par value common stock. As of February 1, 2025 and February 3, 2024, no shares of preferred stock were outstanding.

Restricted Stock

In connection with an acquisition in fiscal 2023, the Company granted 0.4 million shares of unregistered restricted stock, which is subject to certain vesting conditions.

Restricted Stock Unit Withholdings

For the years ended February 1, 2025, February 3, 2024, and January 28, 2023, the Company withheld approximately 3.3 million, 4.3 million and 4.2 million shares, or $274.9 million, $223.7 million, and $227.6 million of common stock, respectively, in settlement of employee tax withholding obligations due upon the vesting of restricted stock.

Cash Dividends on Shares of Common Stock

During fiscal 2025, the Company declared and paid cash dividends of $0.24 per common stock, or $207.5 million, on the Company's outstanding common stock. During fiscal 2024, the Company declared and paid cash dividends of $0.24 per common stock, or $206.8 million, on the Company's outstanding common stock. During fiscal 2023, the Company declared and paid cash dividends of $0.24 per common stock, or $204.4 million, on the Company's outstanding common stock.

Any future dividends will be subject to the approval of the Company's Board of Directors.

Stock Repurchase Program

On November 17, 2016, the Company announced that its Board of Directors authorized a $1.0 billion stock repurchase program with no fixed expiration. The stock repurchase program replaced in its entirety the prior $3.3 billion stock repurchase program. On October 16, 2018, the Company announced that its Board of Directors authorized a $700.0 million addition to the balance of its existing stock repurchase program. On March 7, 2024, the Company announced that its Board of Directors authorized a $3.0 billion addition to the balance of its existing stock repurchase program. The Company intends to effect stock repurchases in accordance with the conditions of Rule 10b-18 under the Exchange Act, but may also make repurchases in the open market outside of Rule 10b-18 or in privately negotiated transactions. The stock repurchase program is subject to market conditions, legal rules and regulations, and other factors, and does not obligate the Company to repurchase any dollar amount or number of shares of its common stock and the repurchase program may be extended, modified, suspended or discontinued at any time.

The Company repurchased 9.0 million shares of its common stock for $725.0 million during fiscal 2025, 2.5 million shares of its common stock for $150.0 million during fiscal 2024 and 2.3 million shares of its common stock for $115.0 million during fiscal 2023. The repurchased shares of stock were retired immediately after the repurchases were completed. The Company records all repurchases, as well as investment purchases and sales, based on their trade date. As of February 1, 2025, a total of 321.9 million shares of stock have been repurchased to date under the Company's stock repurchase program for a total $5.3 billion in cash and there was $2.6 billion remaining available for future stock repurchases.

Subsequent to fiscal 2025 year end through March 11, 2025, the Company repurchased 0.7 million shares of its common stock for $45.0 million.

A summary of the stock repurchase activity under the stock repurchase program, reported based on the trade date, is summarized as follows (in millions, except per share amounts):

	Shares Repurchased	Weighted-Average Price per Share		Amount Repurchased	
Cumulative balance at January 29, 2022	308.1	$	13.86	$	4,270.0
Repurchase of common stock under the stock repurchase program	2.3	$	49.93		115.0
Cumulative balance at January 28, 2023	310.4	$	14.12		4,385.0
Repurchase of common stock under the stock repurchase program	2.5	$	61.51		150.0
Cumulative balance at February 3, 2024	312.9	$	14.49		4,535.0
Repurchase of common stock under the stock repurchase program	9.0	$	80.47		725.0
Cumulative balance at February 1, 2025	321.9	$	16.34	$	5,260.0

Note 11 — Equity Compensation and Employee Benefit Plans

Employee Stock Compensation Plans

1995 Stock Option Plan

In April 1995, the Company adopted the 1995 Stock Option Plan (the "Option Plan"). The Option Plan, as amended from time to time, had 383.4 million shares of common stock reserved for issuance thereunder as of February 1, 2025. As of February 1, 2025, approximately 46.0 million shares remained available for future grants under the Option Plan. Under the Option Plan, the Company may issue restricted stock unit ("RSU") awards, performance-based restricted stock unit ("PRSU") awards, stock options, and other types of stock awards, all of which may be subject to vesting over a specified service term, generally three to four years.

RSUs granted under the Option Plan include time-based RSUs and PRSUs. Time-based RSUs generally vest over a three to four-year service period. The Company grants PRSUs that vest based on the achievement of performance metrics, which can be financial performance, non-financial performance, and/or market conditions, including, but not limited to, the Company's relative total shareholder return, earnings per share growth, and stock price performance. PRSU awards reflect a target number of shares, and the actual number of shares may range from 0% to 250% based on the achievement of the performance metrics specified. In addition to achievement of performance and/or market conditions, PRSUs generally have a three to five year service requirement.

Options granted under the Option Plan generally have a term of 10 years and must be issued at prices equal to the fair market value of the stock on the date of grant. Options generally vest over a three to four-year service period.

In December 2017, the Company's Executive Compensation Committee approved a deferred stock program, whereby executives of the Company have the option, beginning in 2018, to defer the settlement of time-based and performance-based restricted stock units granted under the Option Plan to a future date. In June 2021, the Company extended the stock deferral program to members of the Board of Directors. A deferral election is irrevocable after the annual submission deadline. The shares of common stock underlying the deferred grants will be distributed at the earliest of the employee's specified future settlement date or upon separation from service, a change in control, or death or disability.

Outside Director Equity Compensation Policy

In September 2016, the Company's Board of Directors approved an Outside Director Equity Compensation Policy that governs the grant of equity awards to non-employee directors under the Option Plan. Under the current Outside Director Compensation Policy, each outside director, upon appointment to fill a vacancy on the board or in connection with election at an annual meeting of stockholders, will be granted an RSU award under the Option Plan. The RSU award vests 100% on the earlier of the date of the next annual meeting of stockholders or the one-year anniversary of the date of grant.

Assumed Employee Stock Compensation Plans

In connection with past acquisitions, the Company assumed equity incentive plans of certain acquired companies (collectively "the Assumed Plans"), and the equity awards assumed in connection with each acquisition were granted from their respective assumed plans. The assumed equity awards will be settled in shares of the Company's common stock and will retain the terms and conditions under which they were originally granted. No additional equity awards will be granted under the Assumed Plans.

Employee Stock Purchase Plan

Under the 2000 Employee Stock Purchase Plan, as amended and restated on June 23, 2022 (the "ESPP"), participants purchase the Company's common stock using payroll deductions, which may not exceed 15% of their total cash compensation. The ESPP provides for a 24-month offering period, with four six-month purchase periods. Participants are granted the right to purchase common stock at a price per share that is 85% of the lesser of the fair market value of the common stock at (i) the participant's enrollment date into the two-year offering period or (ii) the end of each six-month purchase period within the offering period.

Under the ESPP, a total of 2.3 million shares were issued in fiscal 2025 at a weighted-average price of $36.34 per share, a total of 2.4 million shares were issued in fiscal 2024 at a weighted-average price of $35.57 per share, and a total of 2.3 million shares were issued in fiscal 2023 at a weighted-average price of $37.52 per share. As of February 1, 2025, there was $68.3 million of unamortized compensation expense related to the ESPP.

As of February 1, 2025, approximately 39.2 million shares remained available for future issuance under the ESPP.

Summary of Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense (in millions):

	Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Cost of goods sold	$ 47.3	$ 49.1	$ 43.3
Research and development	395.6	411.1	372.4
Selling, general and administrative	154.5	149.6	136.7
Total stock-based compensation	$ 597.4	$ 609.8	$ 552.4

The income tax benefit recognized from stock-based compensation expense was $92.2 million, $95.3 million and $89.9 million for the years ended February 1, 2025, February 3, 2024 and January 28, 2023, respectively. Stock-based compensation capitalized in inventory was $16.6 million at February 1, 2025, $18.2 million at February 3, 2024 and $20.3 million at January 28, 2023.

The income tax benefit related to equity awards vested or exercised was $58.5 million, $24.3 million and $21.7 million during the years ended February 1, 2025, February 3, 2024 and January 28, 2023, respectively.

Restricted Stock and Stock Unit Awards

A summary of restricted stock and stock unit activity for time-based and performance-based awards is as follows (in millions, except per share amounts):

| | Time-Based | | Performance-Based | |
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested Balance at February 3, 2024	16.2	$ 46.36	4.6	$ 44.17
Granted	7.3	$ 69.93	1.2	$ 72.61
Vested	(9.7)	$ 50.84	(0.5)	$ 56.14
Canceled/Forfeited	(1.4)	$ 51.49	(0.1)	$ 54.64
Unvested Balance at February 1, 2025	12.4	$ 56.17	5.2	$ 49.19

The aggregate intrinsic value of RSUs vested and expected to vest as of February 1, 2025 was $1.4 billion. The weighted-average grant date fair value for RSUs granted was $69.93, $41.50 and $55.73 for the years ended February 1, 2025, February 3, 2024 and January 28, 2023, respectively. The total fair value of RSUs vested during the years ended February 1, 2025, February 3, 2024 and January 28, 2023 was $491.6 million, $523.7 million and $519.6 million, respectively. As of February 1, 2025, unamortized compensation expense related to RSUs was $658.7 million, which is expected to be recognized over a weighted-average period of 1.8 years.

The aggregate intrinsic value of PRSUs vested and expected to vest as of February 1, 2025 was $576.0 million. The weighted-average grant date fair value for PRSUs granted was $72.61, $37.78 and $45.40 for the years ended February 1, 2025, February 3, 2024 and January 28, 2023, respectively. The total fair value of PRSUs vested during the years ended February 1, 2025, February 3, 2024 and January 28, 2023 was $28.6 million, $56.0 million and $38.5 million, respectively. As of February 1, 2025, unamortized compensation expense related to PRSUs was $143.1 million, which is expected to be recognized over a weighted-average period of 1.5 years.

Warrant Shares

During fiscal 2025, the Company issued a warrant to a customer for the purchase of up to 4.2 million shares ("Warrant Shares") of the Company's common stock at an exercise price of $87.77 per share. The warrant has an exercise term of 7 years and a vesting term of 5 years. See "Note 3 – Revenue" for additional information.

Activity for the Warrant Shares is as follows (in millions):

	Number of Shares
Balance outstanding at February 3, 2024	—
Granted	4.2
Vested	(0.1)
Balance outstanding at February 1, 2025	4.1

A total of 0.1 million Warrant Shares were vested as of February 1, 2025.

Valuation of Stock-Based Awards

The expected volatility for awards granted during fiscal 2025, 2024 and 2023 was based on historical stock price volatility.

The expected dividend yield is calculated by dividing the current annualized dividend by the closing stock price on the date of grant of the option or award.

The following weighted-average assumptions were used for each respective period to calculate the fair value of common stock to be issued under the ESPP on the date of grant using the Black-Scholes option pricing model:

| | Year Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
Employee Stock Purchase Plan:			
Estimated fair value	$ 38.68	$ 21.44	$ 17.42
Expected volatility	54 %	55 %	58 %
Expected term (in years)	1.2	1.3	1.3
Risk-free interest rate	4.3 %	5.0 %	4.1 %
Expected dividend yield	0.2 %	0.4 %	0.6 %

The following weighted-average assumptions were used for each respective period to calculate the fair value of common stock to be issued under PRSU awards on the date of grant using the Monte Carlo pricing model:

| | Year Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
PRSUs:			
Expected term (in years)	3.0	3.5	3.0
Expected volatility	54 %	50 %	51 %
Average correlation coefficient of peer companies	0.7	0.7	0.7
Risk-free interest rate	4.6 %	3.7 %	3.3 %
Expected dividend yield	0.3 %	0.6 %	0.5 %

The correlation coefficients are calculated based upon the price data used to calculate the historical volatilities and is used to model the way in which each entity tends to move in relation to its peers.

The following assumptions were used for each respective period to calculate the fair value of Warrant Shares on the date of grant using the Black-Scholes option pricing model:

	Year Ended February 1, 2025
Warrant Shares:	
Estimated fair value	$ 54.44
Expected volatility	48 %
Expected term (in years)	7.0
Risk-free interest rate	4.1 %
Expected dividend yield	0.3 %

Employee 401(k) Plans

The Company sponsors a 401(k) savings and investment plan that allows eligible U.S. employees to participate by making pre-tax, Roth and after-tax contributions to the 401(k) plan ranging from 1% to 75% of eligible earnings subject to a required annual limit. The Company currently matches 100% of 5% of eligible salary to a $5,000 maximum contribution effective from January 1, 2023. The Company made matching contributions to employees of $14.7 million in fiscal 2025, $15.5 million in fiscal 2024 and $15.9 million in fiscal 2023. As of February 1, 2025, the 401(k) plan offers a variety of investment alternatives, representing different asset classes. Employees may not invest in the Company's common stock through the 401(k) plan.

The Company also has voluntary defined contribution plans in various non-U.S. locations. In connection with these plans, the Company made contributions on behalf of employees totaling $11.0 million, $11.4 million and $11.3 million during fiscal 2025, 2024 and 2023, respectively.

Note 12 — Income Taxes

The U.S. and non-U.S. components of income (loss) from continuing operations before income taxes consist of the following (in millions):

| | Year Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
U.S. operations	$ (402.2)	$ (383.3)	$ (452.7)
Non-U.S. operations	(492.5)	(375.4)	537.8
Income (loss) before income taxes	$ (894.7)	$ (758.7)	$ 85.1

The provision (benefit) for income taxes consists of the following (in millions):

| | Year Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
Current income tax provision (benefit):			
Federal	$ 30.9	$ (1.0)	$ 57.8
State	0.5	(2.1)	3.3
Foreign	70.8	27.0	137.1
Total current income tax provision	102.2	23.9	198.2
Deferred income tax provision (benefit):			
Federal	(34.5)	186.9	(118.8)
State	(2.4)	4.7	(17.5)
Foreign	(75.0)	(40.8)	186.7
Total deferred income tax provision (benefit)	(111.9)	150.8	50.4
Total provision (benefit) for income taxes	$ (9.7)	$ 174.7	$ 248.6

The income tax expense (benefit) differs from the amount computed by applying the U.S. federal statutory rate of 21% to income (loss) before income taxes as follows (in millions):

| | Year Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
Provision (benefit) at U.S. statutory rate	$ (187.9)	$ (159.3)	$ 17.9
State taxes, net of federal benefit	(2.0)	2.5	(13.8)
Difference in U.S. and non-U.S. tax rates	98.2	69.5	(16.0)
Foreign income inclusion in U.S.	159.7	220.0	194.4
Change in federal valuation allowance	36.9	92.4	(73.8)
Federal research and development credits	(102.8)	(88.0)	(96.1)
Stock-based compensation	(36.1)	(0.5)	(2.0)
Non-deductible compensation	17.1	15.8	15.1
Intellectual property transaction	—	15.3	—
Uncertain tax positions	2.7	1.0	(16.5)
Federal tax attribute expiration	—	—	5.8
Singapore incentive rate extension	—	—	213.6
Transaction costs	—	—	0.4
Israel income tax recapture	—	—	18.3
Other	4.5	6.0	1.3
Total provision (benefit) for income taxes	$ (9.7)	$ 174.7	$ 248.6

The income tax benefit for fiscal 2025 differs from the U.S. federal statutory rate of 21% as a result of foreign income inclusions in the U.S., a portion of the Company's earnings or losses being taxed or benefited at rates lower than the U.S. statutory rate, research and development credit generation, and deductions related to stock compensation.

The income tax expense for fiscal 2024 differs from the U.S. federal statutory rate of 21% as a result of foreign income inclusions in the U.S., a portion of the Company's earnings or losses being taxed or benefited at rates lower than the U.S. statutory rate, research and development credit generation, and disallowed deductions related to non-deductible compensation. Further, during fiscal 2024, guidance was issued by the U.S. Internal Revenue Service in connection with the capitalization of research and development expenditures. As a result of this guidance, certain costs are currently deductible rather than capitalizable, which resulted in a reduction to the Company's income tax payable and an increase in its deferred tax assets for which the Company maintains a full valuation allowance.

The income tax expense for fiscal 2023 differs from the U.S. federal statutory rate of 21% primarily due to the remeasurement of Singapore deferred taxes upon extension of the Company's tax incentive in Singapore, tax benefits attributable to a net reduction of unrecognized tax benefits as a result of settled income tax audits in combination with the lapsing of statute of limitations, offset by foreign income inclusions in the U.S., and a tax expense related to the recapture of certain Israel corporate income taxes. The income tax expense for fiscal 2023 is also impacted by a substantial portion of the Company's earnings, or in some cases, losses being taxed or benefited at rates lower than the U.S. statutory rate, stock-based compensation tax benefits, and disallowed deductions related to non-deductible compensation.

Deferred tax assets and liabilities consist of the following (in millions):

	February 1, 2025	February 3, 2024
Deferred tax assets:		
Net operating losses	$ 112.0	$ 107.9
Income tax credits	1,133.0	1,056.6
Intangible assets	536.7	580.0
Lease liabilities	44.2	44.9
Other	96.3	86.4
Gross deferred tax assets	1,922.2	1,875.8
Valuation allowance	(1,176.2)	(1,099.0)
Total deferred tax assets	746.0	776.8
Deferred tax liabilities:		
Intangible assets	(274.3)	(421.4)
Fixed assets	(41.5)	(39.0)
Unremitted earnings of non-U.S. subsidiaries	(25.6)	(26.7)
Right of use assets	(37.2)	(36.5)
Total deferred tax liabilities	(378.6)	(523.6)
Net deferred tax assets	$ 367.4	$ 253.2

The deferred taxes reflected above for fiscal 2025 include the impact of the Fiscal 2025 Plan, which resulted in a reversal of deferred tax liabilities associated with acquired intangible assets.

The deferred tax assets and liabilities based on tax jurisdictions are presented on the Company's consolidated balance sheets as follows (in millions):

	February 1, 2025	February 3, 2024
Non-current deferred tax assets	$ 401.2	$ 311.9
Non-current deferred tax liabilities	(33.8)	(58.7)
Net deferred tax assets	$ 367.4	$ 253.2

The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those assets become deductible or creditable. The Company evaluates the recoverability of its deferred tax assets, weighing all positive and negative evidence, and provides or maintains a valuation allowance for these assets if it is more likely than not that some, or all, of the deferred tax assets will not be realized. If negative evidence exists, sufficient positive evidence is necessary to support a conclusion that a valuation allowance is not needed. The Company considers all available evidence such as its earnings history including the existence of cumulative income or losses, reversals of taxable temporary differences, projected future taxable income, and tax planning strategies. In the U.S., and in certain foreign jurisdictions, the Company has deferred tax assets for which partial valuation allowances have been established. After weighing all available evidence, particularly the earnings history and forecasts of future taxable income in each respective jurisdiction, as well as its history of tax credits expiring unused, the Company determined that negative evidence outweighed positive evidence with respect to the ability to realize federal, state, and foreign research and development and other tax credits, as well as certain other foreign deferred tax assets. The valuation allowance increased by $77.2 million from fiscal 2024, for certain federal, state, and foreign tax attributes. The Company maintains a valuation allowance on its U.S. R&D credits based on the factors listed above as well as forecasted R&D credit utilization and expected R&D credit generation in future years. In future periods, it is possible that significant positive or negative evidence could arise that results in a change in the Company's judgment with respect to the need for a valuation allowance, which could result in a tax benefit, or adversely affect the Company's income tax provision, in the period of such change in judgment.

As of February 1, 2025, the Company had net operating loss carryforwards available to offset future taxable income of approximately $476.1 million, $808.9 million, $262.9 million and $1.2 million for U.S. federal, state of California, other U.S. states, and foreign purposes, respectively. If not utilized, the federal loss carryforwards begin to expire in fiscal 2033, and the California carryforwards begin to expire in fiscal 2027. The majority of the Company's foreign losses carry forward indefinitely. The Company also had federal research and other tax credit carryforwards of approximately $714.0 million, which begin to expire in fiscal 2027. As of February 1, 2025, the Company also had California research tax credit carryforwards of approximately $731.2 million, which can be carried forward indefinitely. In addition, the Company has research and other tax credit carryforwards of approximately $48.2 million in other U.S. states, which begin to expire in fiscal 2026. The Company also has research and other tax credit carryforwards of approximately $10.8 million in foreign jurisdictions, which begin to expire in fiscal 2027. The Company's net operating loss and tax credit carryforwards may be subject to audit and adjusted for changes or modification in tax laws, other authoritative interpretations, or other facts and circumstances.

Utilization of the Company's U.S. federal and state net operating loss and credit carryforwards may be subject to annual limitations due to ownership change provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. Future changes in the Company's stock ownership, some of which are generally outside of the Company's control, could result in an ownership change under Section 382 and Section 383 and result in a limitation on U.S. tax attributes. The Company has determined that no significant limitation would be placed on the utilization of its net operating loss and tax credit carry-forwards due to prior ownership changes.

The following table reflects changes in the unrecognized tax benefits (in millions):

| | Year Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
Unrecognized tax benefits as of the beginning of the period	$ 476.5	$ 317.5	$ 334.0
Increases related to acquired tax positions	—	—	—
Increases related to prior year tax positions	—	—	2.0
Decreases related to prior year tax positions	(7.7)	(0.8)	(16.4)
Increases related to current year tax positions	74.9	163.1	6.8
Settlements	(0.2)	(1.0)	—
Lapse in the statute of limitations	(1.4)	(1.8)	(8.6)
Foreign exchange gain	(0.4)	(0.5)	(0.3)
Gross amounts of unrecognized tax benefits as of the end of the period	$ 541.7	$ 476.5	$ 317.5

The Company has recorded $541.7 million of gross unrecognized tax benefits as of February 1, 2025, of which $207.0 million would affect the Company's effective income tax rate if recognized. $489.6 million of the Company's gross unrecognized tax benefits as of February 1, 2025 relate to income tax positions which, if recognized, would increase deferred tax assets that are subject to valuation allowances.

The total amount of interest and penalties accrued was approximately $5.8 million, $3.8 million, and $3.2 million as of February 1, 2025, February 3, 2024, and January 28, 2023, respectively. The consolidated statements of operations for fiscal 2025, 2024, and 2023 included accruals of $2.5 million, $1.3 million, and $1.6 million, respectively, of interest and penalties related to unrecognized tax benefits.

The Company's major tax jurisdictions are the United States, the states of California and Massachusetts, Germany, India, Israel and Singapore. The Company is subject to income tax audits by the respective tax authorities in all of the jurisdictions in which it operates. The examination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. As of February 1, 2025, the Company is subject to examination in significant jurisdictions including Germany, India, Israel, Singapore, and the United States for fiscal 2003 through 2025.

During the next 12 months, it is reasonably possible that the amount of unrecognized tax benefits could increase or decrease significantly due to changes in tax law in various jurisdictions, new tax audits and changes in the U.S. dollar as compared to foreign currencies within the next 12 months. Excluding these factors, the Company does not expect a significant decrease to its uncertain tax positions as a result of the lapse of the statutes of limitations in various jurisdictions during the next 12 months.

The Company maintains a Development and Expansion Incentive ("DEI") in Singapore through June 30, 2029. To retain the current DEI tax benefits through June 2029 in Singapore, the Company must meet certain operating conditions, headcount and investment requirements, as well as maintain certain activities in Singapore. In fiscal 2025, 2024 and 2023, no Singapore tax incentive net tax benefits were recorded.

Marvell Israel (M.I.S.L) Ltd., is entitled to certain tax benefits through December 31, 2026 under the Israeli Encouragement of Investments Law ("Encouragement Law") Special Technology Enterprise Regime, subject to various operating requirements and other conditions. In fiscal 2025, no Israel tax incentive net tax benefits were recorded. In fiscal 2024, tax savings associated with this program were approximately $8.7 million, which if paid, would impact the Company's earnings per share by $0.01 per share. In fiscal 2023, tax savings associated with this program were approximately $11.2 million, which if paid, would impact the Company's earnings per share by $0.01 per share.

The Company's principal source of liquidity as of February 1, 2025 consisted of approximately $948.3 million of cash and cash equivalents, of which approximately $716.9 million was held by subsidiaries outside of the United States. In addition, the Company has an undrawn revolving credit facility of $1.0 billion. The Company has not recognized a deferred tax liability on $301.2 million of assets held by subsidiaries as such amounts are deemed to be indefinitely reinvested. The Company manages its worldwide cash requirements by, among other things, reviewing available funds held by its foreign subsidiaries and the cost effectiveness by which those funds can be accessed in the United States.

Note 13 — Net Loss Per Share

The Company reports both basic net loss per share, which is based on the weighted-average number of common stock outstanding during the period, and diluted net loss per share, which is based on the weighted-average number of common stock outstanding and potentially dilutive shares outstanding during the period.

The computations of basic and diluted net loss per share are presented in the following table (in millions, except per share amounts):

	Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Numerator:			
Net loss	$ (885.0)	$ (933.4)	$ (163.5)
Denominator:			
Weighted-average shares — basic	865.5	861.3	851.4
Effect of dilutive securities:			
Stock-based awards and warrant shares	—	—	—
Weighted-average shares — diluted	865.5	861.3	851.4
Net loss per share:			
Basic	$ (1.02)	$ (1.08)	$ (0.19)
Diluted	$ (1.02)	$ (1.08)	$ (0.19)

Potential dilutive securities include dilutive common stock from stock-based awards attributable to the assumed exercise of stock options, restricted stock units, employee stock purchase plan shares and warrant shares using the treasury stock method. Under the treasury stock method, potential common stock outstanding are not included in the computation of diluted net income per share, if their effect is anti-dilutive.

Anti-dilutive potential shares are presented in the following table (in millions):

	Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Weighted-average shares outstanding:			
Stock-based awards and warrant shares	13.0	10.9	21.0

Anti-dilutive potential shares from stock-based awards are excluded from the calculation of diluted earnings per share for all periods reported above because either their exercise price exceeded the average market price during the period or the stock-based awards were determined to be anti-dilutive based on applying the treasury stock method. Anti-dilutive potential shares from stock-based awards and warrant shares are excluded from the calculation of diluted earnings per share for the years ended February 1, 2025, February 3, 2024, and January 28, 2023 due to the net losses reported in those periods.

Note 14 — Segment and Geographic Information

The Company operates in one reportable segment — the design, development and sale of integrated circuits. The chief executive officer was identified as the chief operating decision maker ("CODM"). Based on his direct involvement with the Company's operations and product development, the CODM is ultimately responsible for and actively involved in the allocation of resources and the assessment of the Company's performance using consolidated net income (loss) reported on the consolidated statements of operations. The Company's organizational structure is based along functional lines, with each of the functional department heads, as well as shared resources, reporting directly to the CODM or to a direct report of the CODM. The Company uses a highly-integrated approach in developing its products in that discrete technologies developed by the Company are frequently integrated across many of its products, and substantially all of the Company's integrated circuits are manufactured under similar manufacturing processes. Accordingly, the Company operates under a single operating segment.

The following table presents a summary of consolidated net loss inclusive of significant segment expenses and other expense information provided to the CODM (in millions):

	Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Net revenue	$ 5,767.3	$ 5,507.7	$ 5,919.6
Less:			
Product costs (a)	2,246.7	2,136.8	2,102.2
Employee compensation and related in operating expenses	1,319.9	1,276.1	1,274.2
Amortization of acquired intangible assets	1,052.6	1,097.9	1,087.4
Restructuring related charges (b)	711.8	131.1	21.6
Stock-based compensation	597.4	609.8	552.4
Engineering design related costs	219.1	180.4	138.2
Interest expense	189.4	211.7	170.6
Provision (benefit) for income taxes	(9.7)	174.7	248.6
Other segment expenses (c)	325.1	622.6	487.9
Net loss	$ (885.0)	$ (933.4)	$ (163.5)

(a) Includes material, labor and other product related costs, excluding the other categories above.

(b) Restructuring related charges of $357.9 million are included in cost of goods sold and $353.9 million are included in operating expenses for the year ended February 1, 2025 in the accompanying consolidated statements of operations.

(c) Includes depreciation and amortization expenses, facilities expenses, legal expenses, interest income and other income and expenses.

This expense information is based on management's internal view of expense classification when reviewing aspects of financial and operating performance of the business, and may not be representative of expense classification that is comparable to other peer companies' internal management views. As a result, this expense information should not be considered in isolation or as substitute for analysis of Marvell's results in conjunction with the accompanying consolidated financial statements and notes thereto.

The following table presents long-lived asset information by geographic region (in millions):

	February 1, 2025	February 3, 2024
Property and equipment, net:		
United States	$ 398.6	$ 518.6
Singapore	321.0	159.7
Other	70.9	77.7
	$ 790.5	$ 756.0

Note 15 — Supplemental Financial Information (in millions)

Consolidated Balance Sheets

	February 1, 2025	February 3, 2024
Cash and cash equivalents:		
Cash	$ 891.1	$ 948.2
Cash equivalents:		
Time deposits	57.2	2.6
Cash and cash equivalents	$ 948.3	$ 950.8

Short-term, highly liquid investments of $57.2 million and $2.6 million as of February 1, 2025 and February 3, 2024, respectively, included in cash and cash equivalents on the accompanying consolidated balance sheets are not considered as investments because of the short-term maturity of such investments.

	February 1, 2025	February 3, 2024
Accounts receivable, net:		
Accounts receivable	$ 1,031.0	$ 1,123.6
Less: Allowance for credit losses	(2.6)	(2.0)
Accounts receivable, net	$ 1,028.4	$ 1,121.6

The Company sells certain of its trade accounts receivable on a non-recourse basis to a third-party financial institution pursuant to a factoring arrangement. The Company accounts for these transactions as sales of receivables and presents cash proceeds as cash provided by operating activities in the consolidated statements of cash flows. After the sale of its trade accounts receivable, the Company will collect payment from the customer and remit it to the third-party financial institution. Total trade accounts receivable sold under the factoring arrangement were $868.8 million for the year ended February 1, 2025, of which $101.8 million remained subject to servicing by the Company as of February 1, 2025. Total trade accounts receivable sold under the factoring arrangement were $335.7 million for the year ended February 3, 2024, of which $155.9 million remained subject to servicing by the Company as of February 3, 2024. Factoring fees for the sales of receivables were recorded in interest income and other, net and were not material for fiscal 2025 and 2024.

	February 1, 2025	February 3, 2024
Inventories:		
Work-in-process	$ 709.0	$ 523.8
Finished goods	320.7	340.6
Inventories	$ 1,029.7	$ 864.4

	February 1, 2025	February 3, 2024
Property and equipment, net:		
Machinery and equipment	$ 1,570.2	$ 1,376.2
Land, buildings, and leasehold improvements	306.6	312.4
Computer software	126.4	116.5
Furniture and fixtures	34.3	31.7
	2,037.5	1,836.8
Less: Accumulated depreciation	(1,247.0)	(1,080.8)
Property and equipment, net	$ 790.5	$ 756.0

The Company recorded depreciation expense for property and equipment of $177.0 million, $148.2 million and $126.8 million for fiscal 2025, 2024 and 2023, respectively.

	February 1, 2025	February 3, 2024
Other non-current assets:		
Prepaid ship and debits	$ 516.9	$ 547.6
Technology licenses (1)	401.3	350.6
Prepayments on supply capacity reservation agreements	307.8	302.5
Operating right-of-use assets	246.0	203.6
Non-marketable equity investments	48.2	45.8
Other	74.8	56.8
Other non-current assets	$ 1,595.0	$ 1,506.9

(1) Amortization of technology licenses was $125.5 million, $177.1 million and $189.5 million in fiscal 2025, 2024 and 2023, respectively.

	February 1, 2025	February 3, 2024
Accrued liabilities:		
Variable consideration estimates (1)	$ 517.9	$ 610.7
Technology license obligations	101.8	105.7
Accrued restructuring	91.5	16.1
Accrued income tax payable	55.6	17.8
Lease liabilities - current portion	48.3	39.4
Accrued interest	43.5	41.3
Deferred revenue	22.1	43.2
Deferred non-recurring engineering credits	17.7	21.7
Accrued legal reserve	11.7	76.5
Other	62.5	60.5
Accrued liabilities	$ 972.6	$ 1,032.9

(1) Substantially all of the variable consideration estimate is comprised of the ship and debit claims accrual, but also includes estimated customer returns, price discounts, price protection, rebates, and stock rotation programs.

	February 1, 2025	February 3, 2024
Other non-current liabilities:		
Technology license obligations	$ 233.8	$ 196.5
Lease liabilities - non-current	231.0	196.0
Non-current restructuring liabilities	228.4	0.9
Non-current income taxes payable	73.4	56.6
Deferred tax liabilities	33.8	58.7
Other	16.0	15.6
Other non-current liabilities	$ 816.4	$ 524.3

Accumulated Other Comprehensive Income

The changes in accumulated other comprehensive income, net of tax, by components for the comparative period are presented in the following table (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges
Balance at January 28, 2023	$ —
Other comprehensive income (loss) before reclassifications	(1.5)
Amounts reclassified from accumulated other comprehensive income (loss)	2.6
Net current-period other comprehensive income (loss), net of tax	1.1
Balance at February 3, 2024	1.1
Other comprehensive income (loss) before reclassifications	0.1
Amounts reclassified from accumulated other comprehensive income (loss)	(0.8)
Net current-period other comprehensive income (loss), net of tax	(0.7)
Balance at February 1, 2025	$ 0.4

Consolidated Statements of Cash Flows

	Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Supplemental Cash Flow Information:			
Cash paid for interest	$ 173.4	$ 173.7	$ 147.9
Cash paid for income taxes, net	$ 40.1	$ 120.6	$ 95.9
Non-Cash Investing and Financing Activities:			
Consideration unpaid for acquisitions	$ —	$ —	$ 9.2
Purchases under technology license obligations	$ 307.5	$ 56.2	$ 108.9
Unpaid purchases of property and equipment at end of year	$ 69.3	$ 80.1	$ 63.2

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Management's Evaluation of Disclosure Controls and Procedures

Management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of February 1, 2025. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of February 1, 2025.

Management has concluded that the consolidated financial statements included in this Form 10-K present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting consists of policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed and operated to provide reasonable assurance regarding the reliability of our financial reporting and our process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Our internal control over financial reporting is designed by, and under the supervision of the principal executive officer and principal financial officer and effected by the Company's Board of Directors, management, and others. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of February 1, 2025 using the criteria for effective internal control over financial reporting as described in "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organization of the Treadway Commission (2013 framework) (the COSO Criteria). Based on this assessment, management concluded that our internal control over financial reporting was effective as of February 1, 2025.

The effectiveness of our internal control over financial reporting as of February 1, 2025 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in its report that is included herein.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and our principal financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes to Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the three months ended February 1, 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information*

In the fourth quarter of fiscal 2025, the following trading plans intended to satisfy the Rule 10b5-1 affirmative defense pursuant to Item 408(a)(1) of Regulation S-K were adopted or terminated by an executive officer or director of the Company:

Name	Title	Adopted or Terminated	Adoption/ Termination Date	Plan Start Date	Plan End Date	Transactions	Shares [1][2]
Officers							
Panteha Dixon	Chief Accounting Officer	Adopted	12/5/2024	3/17/2025	12/31/2025	Sales	14,679
Raghib Hussain	President, Products and Technologies	Adopted	1/17/2025	4/21/2025	12/31/2026	Sales	200,000

[1]   Vesting of future performance shares are estimated based on target achievement.

[2]   If the plan covers "net" vested shares, then the current tax rate has been applied.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Marvell Technology, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Marvell Technology, Inc. and subsidiaries (the "Company") as of February 1, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 1, 2025, of the Company and our report dated March 12, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

San Jose, California
March 12, 2025

Unless we file an amendment to this Form 10-K within 120 days after February 1, 2025 to include the Part III information, we intend to incorporate such information by reference to our definitive proxy statement in connection with our 2025 annual meeting of stockholders to be held in June 2025 (the "2025 Proxy Statement").

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by Items 401, 407(c)(3) and 408(b) of Regulation S-K with respect to our directors, director nominees, executive officers and corporate governance is incorporated by reference herein to the information set forth under the captions "Election of Directors," "Corporate Governance and Matters Related to Our Board," "Executive Officers of the Company" and "Insider Trading, Anti-Hedging and Anti-Pledging Policies" in our 2025 Proxy Statement.

Delinquent Section 16(a) Reports

The information required by Item 405 of Regulation S-K is incorporated by reference herein, as applicable, to the information set forth under the caption "Delinquent Section 16(a) Reports" in our 2025 Proxy Statement.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct for Employees, Officers and Directors (the "Code of Ethics") that applies to all of our directors, officers (including our Chief Executive Officer (our principal executive officer), Chief Financial Officer (our principal financial officer), Corporate Controller (our chief accounting officer) and any person performing similar functions) and employees. This Code of Ethics was most recently amended in March 2022. We intend to disclose certain future amendments to certain provisions of our Code of Ethics and waivers of our Code of Ethics granted to executive officers and directors on our website or in a report on Form 8-K within four business days following the date of such amendment or waiver. Our Code of Ethics is available on our website www.marvell.com. None of the material on our website is part of our Annual Report on Form 10-K or is incorporated by reference herein.

Committees of the Board of Directors

The information required by Items 407(d)(4) and (d)(5) of Regulation S-K concerning our Audit Committee and Audit Committee financial expert is incorporated by reference herein to the information set forth under the caption "Corporate Governance and Matters Related to Our Board" in our 2025 Proxy Statement.

Item 11. *Executive Compensation*

The information required by Items 402, 407(e)(4) and 407(e)(5) of Regulation S-K is incorporated by reference herein to the information set forth under the captions "Compensation of Directors," "Director Compensation Table-Fiscal 2025," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in our 2025 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 403 of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our 2025 Proxy Statement.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans in effect February 1, 2025:

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (2)	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders (3)	17,575,601	$ 62.15	85,214,306
Equity compensation plans not approved by security holders (4)	207,506	$ 14.33	—

(1) Includes only options and restricted stock units (outstanding under our equity compensation plans, as no stock warrants or other rights were outstanding under our equity compensation plans as of February 1, 2025).

(2) The weighted-average exercise price calculation does not take into account any restricted stock units as those units vest, without any cash consideration or other payment required for such shares.

(3) Includes our Amended and Restated 1995 Stock Option Plan, our Amended 2000 Employee Stock Purchase Plan (the "2000 ESPP").

(4) Plans not approved by security holders consists of the Cavium 2007, 2016 and QLogic equity incentive plans which we assumed in our merger with Cavium Inc, Aquantia 2004, 2015 and 2017 equity incentive plans which we assumed in our merger with Aquantia, Inphi 2010 equity incentive plans which we assumed in our merger with Inphi and Innovium 2015 equity incentive plans which we assumed in our merger with Innovium.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 404 of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Certain Relationships and Related Party Transactions" in our 2025 Proxy Statement.

The information required by Item 407(a) of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Board of Directors and Committees of the Board" in our 2025 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by Item 9(e) of Schedule 14A is incorporated by reference to the information set forth under the caption "Information Concerning Independent Registered Public Accounting Firm" in our 2025 Proxy Statement.

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *Financial Statements:*

See the "Index to Consolidated Financial Statements" on page 57 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules:*

See "Schedule II — Valuation and Qualifying Accounts" on page 109 of this Annual Report on Form 10-K:

All other schedules not listed above have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits.*

Exhibit No.	Description	Form	File Number	Incorporated by Reference from Exhibit Number	Filed with SEC
2.1**	Agreement and Plan of Merger and Reorganization, dated as of October 29, 2020, by and among Marvell Technology Group Ltd., Inphi Corporation, Maui HoldCo, Inc., Maui Acquisition Company Ltd and Indigo Acquisition Corp.	8-K	000-30877	2.1	10/30/2020
2.2	Agreement and Plan of Merger by and among the Company, Kauai Acquisition Corp., and Cavium, Inc. dated as of November 19, 2017	8-K	000-30877	2.1	11/20/2017
2.3	Asset Purchase Agreement between Marvell and NXP dated May 29, 2019	10-Q	000-30877	2.1	9/4/2019
3.1	Second Amended and Restated Certificate of Incorporation of Marvell Technology, Inc.	8-K	001-40357	3.1	3/15/2023
3.2	Amended and Restated Bylaws of Marvell Technology, Inc.	8-K	001-40357	3.2	4/20/2021
4.1	Base Indenture, dated as of April 12, 2021, between Marvell Technology, Inc. and U.S. Bank National Association, as trustee	8-K	000-30877	4.1	4/12/2021
4.2	First Supplemental Indenture, dated as of April 12, 2021, by and among Marvell Technology, Inc., Marvell Technology Group Ltd. and U.S. Bank National Association, as trustee	8-K	000-30877	4.2	4/12/2021
4.3	Form of $500,000,000 1.650% Senior Notes due 2026 (included as Exhibit A to Exhibit 4.2)	8-K	000-30877	4.3	4/12/2021
4.5	Form of $750,000,000 2.450% Senior Notes due 2028 (included as Exhibit B to Exhibit 4.2)	8-K	000-30877	4.4	4/12/2021
4.6	Form of $750,000,000 2.950% Senior Notes due 2031 (included as Exhibit C to Exhibit 4.2)	8-K	000-30877	4.5	4/12/2021
4.7	Second Supplemental Indenture, dated as of May 4, 2021, between Marvell Technology, Inc. and U.S. Bank National Association, as trustee	8-K	001-40357	4.2	5/4/2021

4.8	Form of $433,817,000 4.200% Senior Notes due 2023 (included as Exhibit A to Exhibit 4.2)	8-K	001-40357	4.3	5/4/2021
4.9	Form of $479,394,000 4.875% Senior Notes due 2028 (included as Exhibit B to Exhibit 4.2)	8-K	001-40357	4.4	5/4/2021
4.10	Third Supplemental Indenture, dated as of September 18, 2023, between Marvell Technology, Inc. and U.S. Bank Trust Company, National Association (successor in interest to U.S. Bank National Association), as trustee	8-K	001-40357	4.1	9/18/2023
4.11	Form of Global Note for the 5.750% Senior Notes due 2029 (included as Exhibit A to Exhibit 4.1)	8-K	001-40357	4.2	9/18/2023
4.12	Form of Global Note for the 5.950% Senior Notes due 2033 (included as Exhibit B to Exhibit 4.1)	8-K	001-40357	4.3	9/18/2023
4.13	Base Indenture, dated as of June 22, 2018, by and between Marvell Technology Group Ltd. and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee.	8-K	000-30877	4.1	6/22/2018
4.14	First Supplemental Indenture, dated as of June 22, 2018, by and between Marvell Technology Group Ltd. and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee	8-K	000-30877	4.2	6/22/2018
4.15	Second Supplemental Indenture, dated as of April 15, 2021, by and between Marvell Technology Group Ltd. and U.S. Bank National Association	8-K	000-30877	4.1	4/19/2021
4.16	The description of the Registrant's Common Stock, par value $0.002 per share, contained in the Registrant's Registration Statement on Form S-4 initially filed with the Commission on December 22, 2020, as amended	10-K	001-40357	4.12	3/9/2023
10.1	Form of Indemnification Agreement	8-K	001-40357	10.1	4/20/2021
10.2**	Credit Agreement, dated as of December 7, 2020, among Marvell Technology Group Ltd., Maui HoldCo, Inc., the Guarantors party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as the Administrative Agent	8-K	000-30877	10.1	12/8/2020
10.3.1	First Amendment to Credit Agreement, dated as of April 14, 2023, between Marvell Technology, Inc., the lenders party hereto and JPMorgan Chase Bank, N.A., as the Administrative Agent	8-K	001-40357	10.2	4/17/2023
10.3.2	Second Amendment To Credit Agreement dated as of October 23, 2023, between, among others, Marvell Technology, Inc., a Delaware corporation, the Lenders party hereto and JPMorgan Chase Bank, N.A., as the Administrative Agent under the Credit Agreement.	10-Q	001-40357	10.3.2	12/1/2023

10.4.1**	Amended and Restated Revolving Credit Agreement dated as of April 14, 2023, among Marvell Technology, Inc., a Delaware corporation, the Lenders party hereto and Bank of America, N.A., as the Administrative Agent.	8-K	001-40357	10.1	4/17/2023
10.4.2	First Amendment To Credit Agreement dated as of October 23, 2023, is made between, among others, Marvell Technology, Inc., a Delaware corporation (The "Borrower"), the lenders party hereto and Bank of America, N.A., as the Administrative Agent Under The Credit Agreement	10-Q	001-40357	10.4.2	12/1/2023
10.5#	Marvell Technology Group Ltd. Amended and Restated 1995 Stock Option Plan (now named the Marvell Technology, Inc. Amended and Restated 1995 Stock Option Plan) (as amended and restated as of April 2, 2021)	S-8	333-255384	4.1	4/20/2021
10.5.1#	Form of Stock Option Agreement and Notice of Grant of Stock Options and Option Agreement for use with 1995 Stock Option Plan (for options granted after September 20, 2013)	8-K	000-30877	10.2	9/26/2013
10.5.2#	Form of Deferral Feature Stock Unit Agreement with Stock Unit Election Form for use with the Amended and Restated 1995 Stock Option Plan	10-K	000-30877	10.3.11	3/29/2018
10.5.2.1#	Updated Election Deferral Form				Filed herewith
10.5.3#	Amended and restated form of stock unit agreement under the 1995 Stock Option Plan	10-Q	001-40357	10.5.3	12/4/2024
10.5.4#	Form of Relative TSR RSU Grant Notice as amended March 2022	10-Q	001-40357	10.7.7	5/27/2022
10.5.5#	Form of Relative TSR and EPS RSU Grant Notice	10-Q	001-40357	10.7.8	5/27/2022
10.5.6#	Form of Relative TSR and EPS RSU Grant Notice December 2022	10-K	001-40357	10.7.9	3/9/2023
10.5.7#	Form of Relative TSR and EPS RSU Grant Notice April 2024	10-Q	001-40357	10.5.7	5/31/2024
10.5.8# **	Special Equity Grant Agreement as approved March 2023	10-Q	001-40357	10.7.11	5/26/2023
10.6#	Amended and Restated Marvell Technology, Inc. 2000 Employee Stock Purchase Plan (as approved by stockholders on June 23, 2022)	10-K	001-40357	10.8.1	3/9/2023
10.6.1#	Amended and restated form of subscription agreement under the 2000 ESPP	10-Q	001-40357	10.6.1	12/4/2024
10.7#	Offer Letter between the Marvell and Matthew J. Murphy and form of Severance Agreement attached thereto as Appendix B	8-K	000-30877	10.1	6/20/2016
10.7.1#	Severance Agreement with Matt Murphy as amended March 2023	10-Q	001-40357	10.9.1	5/26/2023

10.8#	Cavium, Inc. 2016 Equity Incentive Plan (including forms of grant notice and agreements)	10-Q	000-30877	10.1	12/4/2019
10.9#	Aquantia Corp. 2015 Equity Incentive Plan (including forms of grant notice and agreements)	10-Q	000-30877	10.5	12/4/2019
10.10#	Aquantia Corp. 2004 Equity Incentive Plan (including forms of grant notice and agreements)	10-Q	000-30877	10.4	12/4/2019
10.11#	Inphi Corporation Amended and Restated 2010 Stock Incentive Plan, as amended and restated on April 14, 2020	S-8	333-255384	4.10	4/20/2021
10.12#	Offer letter with Chris Koopmans	10-Q	000-30877	10.4	9/8/2016
10.13#	Fiscal 2025 Named Executive Officer Compensation	10-Q	001-40357	10.13	5/31/2024
10.14#	Marvell Technology Inc. Change in Control Severance Plan and Summary Plan Description as amended and restated June 2023	10-Q	001-40357	10.21	8/25/2023
10.15	Warrant to Purchase Common Shares of Marvell dated June 5, 2019	8-K	000-30877	99.1	6/5/2019
10.16#	Promotion to CFO Letter for Willem Meintjes	10-K	001-40357	10.29	3/9/2023
10.17#	Offer Letter between Marvell and Raghib Hussain	10-Q	000-30877	10.3	9/12/2018
10.18#	Innovium, Inc. Amended 2015 Stock Option and Grant Plan (including forms of grant notice and agreements)	S-8	333-260060	4.1	10/5/2021
10.19#	Offer Letter for the Chief Legal Officer	10-K	001-40357	10.23	3/13/2024
10.20	Underwriting Agreement, dated September 11, 2023, among Marvell Technology, Inc. and J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein	8-K	001-40357	1.1	9/18/2023
10.21#	Non-Qualified Deferred Compensation Plan				Filed herewith
19	Insider Trading Prohibition Policy and Guidelines				Filed herewith
21.1	Subsidiaries of Registrant				Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP				Filed herewith
24.1	Power of Attorney (contained in the signature page to this Annual Report)				Filed herewith
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer				Filed herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer				Filed herewith

32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Principal Executive Officer				Filed herewith
32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Principal Financial Officer				Filed herewith
97	Rule 10D-1 Clawback Policy	10-K	001-40357	97	3/13/2024
101.INS	Inline XBRL Instance Document				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	Inline XBRL Taxonomy Extension Definition				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document				
104	Cover Page Interactive Data File - The cover page from this Annual Report on Form 10-K is formatted in iXBRL				

\#   Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.

*   In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

**   Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARVELL TECHNOLOGY, INC.

Dated: March 12, 2025   By: /S/   WILLEM MEINTJES

Willem Meintjes
Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew J. Murphy and Willem Meintjes, and each of them individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name and Signature	Title	Date
/S/ MATTHEW J. MURPHY **Matthew J. Murphy**	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 12, 2025
/S/ WILLEM MEINTJES **Willem Meintjes**	Chief Financial Officer (Principal Financial Officer)	March 12, 2025
/S/ PANTEHA DIXON **Panteha Dixon**	Chief Accounting Officer (Principal Accounting Officer)	March 12, 2025
/S/ SARA ANDREWS **Sara Andrews**	Director	March 12, 2025
/S/ TUDOR BROWN **Tudor Brown**	Director	March 12, 2025
/S/ BRAD BUSS **Brad Buss**	Director	March 12, 2025
/S/ DANIEL DURN **Daniel Durn**	Director	March 12, 2025
/S/ REBECCA HOUSE **Rebecca House**	Director	March 12, 2025

Name and Signature	Title	Date
/S/ MARACHEL KNIGHT	Director	March 12, 2025
Marachel Knight		
/S/ MICHAEL STRACHAN	Director	March 12, 2025
Michael Strachan		
/S/ ROBERT E. SWITZ	Director	March 12, 2025
Robert E. Switz		
/S/ RICK WALLACE	Director	March 12, 2025
Rick Wallace		

VALUATION AND QUALIFYING ACCOUNTS

(In millions)

	Balance at Beginning of Year		Additions		Deductions		Balance at End of Year
Fiscal year ended February 1, 2025							
Allowance for credit losses	$	2.0	$	0.7	$	(0.1)	$ 2.6
Deferred tax asset valuation allowance	$	1,099.0	$	77.8	$	(0.6)	$ 1,176.2
Fiscal year ended February 3, 2024							
Allowance for credit losses	$	2.1	$	0.8	$	(0.9)	$ 2.0
Deferred tax asset valuation allowance	$	961.7	$	138.1	$	(0.8)	$ 1,099.0
Fiscal year ended January 28, 2023							
Allowance for credit losses	$	3.0	$	1.2	$	(2.1)	$ 2.1
Deferred tax asset valuation allowance	$	1,003.4	$	—	$	(41.7)	$ 961.7

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5488 Marvell Lane
Santa Clara, CA 95054

www.marvell.com